                                                               File No. 70-_____


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                              Brattleboro, VT 05703

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582

                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                 United Kingdom
                       National Grid (US) Holdings Limited
                         National Grid (US) Investments
                               National Grid House
                                Kirby Corner Road
                                Coventry CV4 8JY
                                 United Kingdom

                        National Grid (Ireland) 1 Limited
                        National Grid (Ireland) 2 Limited
                             8-10 rue Mathias Hardt
                                  BP39, L 2010
                                   Luxembourg

                        National Grid General Partnership
                                    8th Floor
                                 Oliver Building
                                 2 Oliver Street
                                Boston, MA 02109

                               Northeast Utilities
                                107 Selden Drive
                                Berlin, CT 06037

                    (Names and principal offices of companies
                             filing this statement)

                                NATIONAL GRID USA

                             NATIONAL GRID GROUP plc
                               NORTHEAST UTILITIES

                   (Names of top registered holding companies)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


    Bruce W. Wiggett, Treasurer              Hemmie Chang, Esq.
    Vermont Yankee Nuclear Power Corp.       Ropes & Gray
    185 Old Ferry Road                       One International Place
    Brattleboro, VT 05703                    Boston, MA 02110

    Kirk L. Ramsauer, Esq.                   Jeffrey Miller, Esq.
    National Grid USA Service Company, Inc.  Northeast Utilities Service Company
    25 Research Drive                        107 Selden Drive
    Westborough, MA 01582                    Berlin, CT 06037

    Nancy S. Malmquist, Esq.
    Downs, Rachlin & Martin
    90 Prospect Street
    St. Johnsbury, VT 05819-0099



















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


Item 1. Description of Proposed Transaction

A. Description of the Parties to the Transaction:

     Vermont Yankee Nuclear Power Corporation (the "Company" or "Vermont Yankee"), a Vermont corporation, was organized by a group of New England utilities (the "sponsoring utilities") in 1965 for the purpose of constructing and operating a nuclear-powered electric generating plant (the "Plant") in Vernon, Vermont. The Plant was licensed to operate by the U.S. Atomic Energy Commission (now the Nuclear Regulatory Commission or "NRC") in 1972 and has operated commercially as a base-load station since December 1, 1972. The output of the Plant is shared pro rata by the remaining eight sponsoring utilities pursuant to cost-of-service Power Contracts and Additional Power Contracts that have been approved by the Federal Energy Regulatory Commission ("FERC"). For a description of the Company's prior financings, see Declarations and Applications, as amended, and the Orders on Commission Files No. 70-4435, 70-4951, 70-4653, 70-4611, 70-4898, 70-4909, 70-4968, 70-5006, 70-5138, 70-5186,
70-5223, 70-5284, 70-6349, 70-6405, 70-6475, 70-6911, 70-7007, 70-7141, 70-7196,
70-7264, 70-7382, 70-7537 and 70-7635 under the Public Utility Holding Company Act of 1935, as amended (the "Act").

     This Application/Declaration is filed by National Grid USA(1) on behalf of itself and New England Power Company, and by National Grid Group plc on behalf of itself and following subsidiaries: National Grid (US) Holdings Limited; National Grid (US) Investments; National Grid (Ireland) 1 Limited; National Grid (Ireland) 2 Limited; and National Grid General Partnership.

         This Application/Declaration is also filed by Northeast Utilities, a registered holding company.

B. Summary of Proposed Transaction:

     VERMONT YANKEE: The on-going restructuring and deregulation of the utility industry has caused the sponsoring utilities to re-evaluate their roles and, in many cases, have required them to exit the generation business and to divest themselves of their investments in electric generation assets. This resulted in Vermont Yankee also considering its future market position, given the changing nature of its owners. In late 1997 after Vermont Yankee and its owners concluded that a sale of the Plant on favorable terms would be desirable, Vermont Yankee solicited expressions of interest from potential buyers. After lengthy negotiations (which included competing offers from two interested parties), Vermont Yankee has entered into an Asset Purchase Agreement, dated November 17, 1999 (see Exhibit B-1), with




----------------
     (1) National Grid USA previously operated as the New England Electric System ("NEES"). On March 22, 2000, in conjunction with the acquisition of NEES by National Grid Group plc, NEES was reorganized as a Delaware corporation and renamed National Grid USA.

AmerGen Energy Company, L.L.C. ("AmerGen"), subsequently assigned by AmerGen to its wholly-owned subsidiary, AmerGen Vermont, LLC ("AmerGen Vermont"), which, subject to obtaining all necessary regulatory approvals, provides for the sale of substantially all of Vermont Yankee's utility assets, including its operating Plant, to AmerGen Vermont. The Asset Purchase Agreement contemplates that the assets to be transferred to AmerGen Vermont at the Closing will include the funds in Vermont Yankee's Decommissioning Trust having a net value of $280 million (valued as of January 1, 2000 and increased at the rate of 6.5% per annum until the Closing Date) and a separate Texas Disposal Trust having a net value of $23.935 million valued at the Closing Date. The Asset Purchase Agreement also contemplates that Vermont Yankee will purchase from AmerGen 61.5% of the output of the Plant after the Closing during the Plant's remaining licensed life (ending March 21, 2012) pursuant to a Power Purchase Agreement, dated November 17, 1999, between Vermont Yankee and AmerGen (also assigned to AmerGen Vermont). Vermont Yankee will resell that output at wholesale to certain of the sponsoring utilities pursuant to Restated 1999 Amendatory Agreements with each of the sponsoring utilities that modify the existing Power Contracts and Additional Power Contracts (collectively, as so modified, the "Power Contracts") to reflect the proposed transaction and provide for the payment by all sponsoring utilities of Vermont Yankee's unamortized net plant investment in addition to the purchase by certain of the sponsoring utilities of the 61.5% of the continuing output of the Plant. In connection with this transaction Vermont Yankee will also sell certain transmission assets (a substation and switch yard), which AmerGen cannot acquire because of its exempt wholesale generator status, to Vermont Electric Power Company, Inc. ("Velco") at their book value pursuant to a Transmission Asset Purchase Agreement with Velco (see Exhibit B-2).

     In preparation for the Closing it will be necessary for Vermont Yankee to redeem its outstanding First Mortgage Bonds and to repay the outstanding indebtedness under its current Eurodollar Credit Agreement (see Commission File No. 70-7635) as well as to obtain additional funds to "top-off" the Decommissioning Trust to the specified value and to fund the Texas Disposal Trust. These cash needs may be partially offset by prepayments of Power Contract obligations by certain of the sponsoring utilities. Therefore, in order to accomplish these requirements, Vermont Yankee anticipates that it will need to borrow approximately $140 million. To that end, Vermont Yankee anticipates entering into a new credit arrangement with a lending institution as agent bank (the "Agent") for the group of lending banks named therein (the "Lending Banks") prior to the Closing under the Asset Purchase Agreement. That financing will be exempt from Section 6(a) of the Act pursuant to Rule 52 and Vermont Yankee will file with the Commission a Certificate of Notification as required by Rule 52.

     It is anticipated that the Closing under the Asset Purchase Agreement will be held in early fall, 2000, after all required regulatory approvals, including that of the Commission, have been obtained.

     Finally, in order to provide some financial security to the overall transactions involving Vermont Yankee, AmerGen Vermont and the Lending Banks, it is proposed that Vermont Yankee create a special purpose entity, VYN Finance Co. (the "SPE"), to which it will assign its rights to proceeds under the Power Contracts which will then be pledged to secure the continuing obligations under the Asset Purchase Agreement, the Power Purchase Agreement, the Transmission Asset Purchase Agreement and the new credit arrangement (the "New Credit Agreement").

     REGISTERED HOLDING COMPANIES: New England Power Company(2), a subsidiary of National Grid USA and National Grid Group plc, registered holding companies, owns 22.5% of the outstanding common stock of Vermont Yankee. The Connecticut Light & Power Company, Western Massachusetts Electric Company and Public Service Company of New Hampshire, subsidiaries of Northeast Utilities, a registered holding company, own an aggregate of 16% of the outstanding common stock of Vermont Yankee. Therefore, Vermont Yankee is an indirect subsidiary of those registered holding companies and the sale by Vermont Yankee of substantially all its assets, including the operating plant, constitutes an indirect sale of utility assets by National Grid USA, National Grid Group plc and Northeast Utilities.

     Legislation in the several New England states in which the subsidiaries of the applicant registered holding companies do business is restructuring the utility business in those jurisdictions and strongly encouraging the divestiture of generation assets. The proposed sale of Vermont Yankee's assets is consistent with that mandate and is the result of a competitive negotiating process. The Asset Purchase Agreement transfers the assets and liabilities of Vermont Yankee to AmerGen Vermont in exchange for a purchase price of $23.5 million (assuming a closing in July 2000), subject to closing adjustments, and a topping off of the Decommissioning Trust and Texas Disposal Trust. Vermont Yankee has calculated that the transaction has a net present value to Vermont Yankee and its owners that is about $51 million more favorable than continued ownership and operation of the Plant. In addition, the provisions of the Asset Purchase Agreement are favorable to those subsidiaries and their ratepayers in that the Asset Purchase Agreement caps their exposure for the ultimate decommissioning costs of the Vermont Yankee Plant and relieves them of the operating risks inherent in the continued ownership of a nuclear Plant, both being financial risks that would otherwise be borne by those subsidiaries, and ultimately their ratepayers, under their cost-of-service Power Contracts with Vermont Yankee. The sale of transmission assets to Velco for net book value also represents fair value consideration. As noted below, these transactions will also have been approved by the regulatory bodies having jurisdiction in each of the states where the subsidiaries of the applicant registered holding companies do business. Therefore,




-------------------
     (2) NEP is also a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Company, Maine Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company, all of which have permanently ceased operations. NEP is an exempt holding company under the Act. YANKEE ATOMIC ELECTRIC COMPANY, Holding Co. Act Release No. 13048 (Nov. 25,
1955); CONNECTICUT YANKEE ATOMIC POWER COMPANY, Holding Co. Act Release No. 14768 (Nov. 15, 1963).

the proposed sale of the utility assets to AmerGen and Velco will be for reasonable consideration and otherwise satisfy the requirements of Section 12(d) of the Act.

     SPECIAL PURPOSE ENTITY: Because after the Closing Vermont Yankee will be a mere shell corporation with no substantial assets and will be functioning as a conduit for the sale of the output of the Plant to some of the sponsoring utilities and for the collection of payments therefor as well as for the collection from the sponsoring utilities of other payments due under their Power Contracts, concern has been expressed by AmerGen and the Lending Banks that their interests in these funds be adequately protected. To meet this need it is proposed to organize a special purpose entity, the SPE, to which Vermont Yankee could assign its rights in the cash flows under the Power Contracts which could then be pledged to secure the respective creditor parties.

     The SPE will be a Vermont corporation. The SPE stock would be held by one or more of Vermont Yankee, AmerGen Vermont, the Agent and Velco. Its Articles of Incorporation (see Exhibit B-3) and by-laws (see Exhibit B-4) will contain provisions which rigorously restrict the voluntary resort to bankruptcy relief. The intent is that, as a "bankruptcy remote" entity whose only creditors are also stockholders of the entity or represented on its board of directors, the SPE will constitute a dependable conduit for the flow of funds upon which those creditors can confidently rely.

C. Scope of Application/Declaration

     This Application/Declaration relates to the sale of utility assets, including the Plant and related transmission assets, by Vermont Yankee and the indirect sale of those utility assets by the applicant registered holding companies. It also relates to the transfer of the cash and securities in the Vermont Yankee Decommissioning Trust and the Texas Disposal Trust.

     This Application/Declaration also relates to the acquisition by Vermont Yankee of an interest in the SPE.

     The Commission is respectfully requested to take appropriate action on the following matters:

     Approval of the sale of utility assets, including the Plant and the transmission assets, by Vermont Yankee to AmerGen and Velco, respectively, and the indirect sale of such utility assets by National Grid USA, National Grid Group plc and by Northeast Utilities. Approval of the transfer of cash and securities in the Vermont Yankee Decommissioning Trust and the Texas Disposal Trust.

     Approval of Vermont Yankee's acquisition of an interest in the SPE.

Item 2 - Fees, Commissions and Expenses

     Estimated expenses of Vermont Yankee in connection with the Application/Declaration are shown on Exhibit H-1. No other fees or commissions are to be paid directly or indirectly in connection with Vermont Yankee's proposed sale of its utility assets.

Item 3 - Applicable Statutory Provisions

     Vermont Yankee is an indirect subsidiary of two registered holding companies - National Grid USA and Northeast Utilities - as noted above. Therefore, the issue and sale by Vermont Yankee of up to $140 million of its promissory notes (which amount would exceed five percent of the principal amount and par value of the other securities of Vermont Yankee now outstanding) are subject to the provision of Section 6 of the Act. However, because the issue and sale of the promissory notes pursuant to the New Credit Agreement are solely for the purpose of financing the business of Vermont Yankee and will have been expressly authorized by the Vermont Public Service Board, the state commission of the state in which Vermont Yankee is organized and doing business, these transactions are entitled to an exemption by order of the Commission pursuant to authority granted in Section 6(b) of the Act and Rule 52 thereunder.

     The acquisition of an equity interest in the SPE by Vermont Yankee constitutes the acquisition of a security, or alternatively of an interest in "any other business", governed by Section 9(a) of the Act that requires the approval of the Commission pursuant to Section 10 of the Act.

     The Asset Purchase Agreement and the Transmission Asset Purchase Agreement provide for the sale of utility assets by Vermont Yankee and therefore, the indirect sale of utility assets by National Grid USA, National Grid Group plc and Northeast Utilities, of which Vermont Yankee is an indirect subsidiary. That aspect of the proposed transaction requires the approval of the Commission pursuant to Section 12(d) of the Act and Rule 44 thereunder.

     The assignment by Vermont Yankee to the SPE of Vermont Yankee's contract rights under its Power Contracts constitutes a capital contribution governed by
Section 12(h) of the Act and Rule 45 thereunder.

Item 4 - Regulatory Approval

     The Vermont Public Service Board has jurisdiction over certain aspects of Vermont Yankee as a public utility doing business in Vermont. Pursuant to
Section 109 of Title 30 of the Vermont Statutes Annotated, the consent of the Vermont Public Service Board is required for Vermont Yankee to sell ten percent or more of its utility assets (as contemplated by the Asset Purchase Agreement). Pursuant to Section 108 of Title 30 of the Vermont Statutes Annotated the consent of the Vermont Public Service Board is required for Vermont Yankee's pledge of its assets to another corporation. The proposed sale of Vermont Yankee's assets to AmerGen Vermont pursuant to the Asset Purchase

Agreement, and the proposed assignment of Vermont Yankee's rights under the Power Contracts as contemplated by the Asset Purchase Agreement, both of which are the subject matter of this Application fall within the parameters of those statutory sections. Appropriate proceedings were instituted before the Vermont Public Service Board by giving the required notice on October 20, 1999 and by formal petition dated November 22, 1999. See Exhibits D-1 and D-2. A supplemental filing with respect to the New Credit Agreement and the SPE will be made shortly with the Vermont Public Service Board and a copy filed with the Commission. See Exhibit D-3 to be filed by amendment. The order of the Vermont Public Service Board will be filed in an amendment to this Application/Declaration.

     The sale of jurisdictional assets to Velco pursuant to the Transmission Asset Purchase Agreement and the assignment of rights to the SPE have been submitted for approval to the FERC. Appropriate proceedings were instituted before FERC by giving the required notice on January 6, 2000. See Exhibit D-5. The order of the FERC will be filed in an amendment to this Application/Declaration.

     The sale of the Plant pursuant to the Asset Purchase Agreement will also require the transfer to AmerGen Vermont of the NRC Operating License currently held by Vermont Yankee. The transfer of an operating license requires the consent of the NRC pursuant to Section 184 of the Atomic Energy Act, as amended, and the regulations promulgated thereunder, 10 CFR ss.ss.50.80 and 50.92. Appropriate proceedings were instituted before the NRC by application filed on January 6, 2000. See Exhibit D-7.

     In addition, the Asset Purchase Agreement provides that certain private letter rulings be obtained from the United States Internal Revenue Service with respect to certain tax aspects of the proposed transactions as preconditions to the Closing under the Asset Purchase Agreement.

     Certain of the sponsoring utilities, which are not parties to this Application/Declaration, also require consents, approvals or waivers of jurisdiction by their respective state regulatory commissions with respect to their indirect participation in the transactions that are the subject matter of this Application/Declaration.

     No other state commission or any Federal commission, other than the Securities and Exchange Commission and those named above, has jurisdiction over the applicants' participation in the proposed transactions.

Item 5 - Procedure

     Vermont Yankee, National Grid USA, National Grid Group plc and Northeast Utilities do not request a hearing on this Application/Declaration and, because of the urgency of obtaining all the required regulatory approvals involved in the proposed transaction, request that the Commission's order be issued as soon as practicable and that the authority granted remain in effect until December 31, 2000.

     Without prejudice to their right to modify the same if a hearing should be ordered on this Application/Declaration, the applicants hereby make the following specifications required by paragraph (b) of Item 5 of Form U-1:

     1. There should not be a recommended decision by a hearing officer of any other responsible officer of the Commission.

     2. The Division of Corporate Regulation may assist in the preparation of the Commission's decision.

     3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

     It is requested that the Commission send copies of all communications to counsel for the applicants as follows: Vermont Yankee: Hemmie Chang, Esq., Ropes & Gray, One International Place, Boston, MA 02110; National Grid USA and National Grid Group plc: Kirk L. Ramsauer, Esq., National Grid USA Service Company, Inc., 25 Research Drive, Westborough, MA 01582; and Northeast
Utilities: Jeffrey Miller, Esq., Northeast Utilities Service Company, 107 Selden Drive, Berlin, CT 06037.

Item 6 - Exhibits and Financial Statements

(a) Exhibits:

     A     Not Applicable

     B-1   Asset Purchase Agreement (Redacted).

     B-2   Transmission Asset Purchase Agreement.

     B-3   Draft form of proposed Articles of Incorporation of SPE.

     B-4   Draft form of proposed Bylaws of SPE.

     C     Not Applicable

     D-l Letter dated October 20, 1999 giving notice of proposed transactions to Vermont Public Service Board.

     D-2   Petition to PSB (Redacted).

     D-3 Amendment No. 1 to the Petition to PSB (re financing and SPE). To be filed by amendment.

     D-4   Order of PSB. To be filed by amendment.

     D-5   Petition to FERC (Redacted).

     D-6   Order by FERC. To be filed by amendment.

     D-7   Application to NRC (Redacted).

     D-8   Order by NRC. To be filed by amendment.

     E     Not Applicable

     F-1 Opinion of Ropes & Gray as to matters required by Instructions F-(1) as to Exhibits to Form U-1. To be filed by amendment.

     G     Not applicable

     H-1 Estimated expenses of Vermont Yankee in connection with this Application/Declaration. To be filed by amendment.

     H-2   Proposed Form of Notice

(b) Financial Statements:

     J     Balance sheet of Vermont Yankee as at December 31, 1999.

Item 7 - Information as to Environmental Effects.

     (a) In view of the nature of the proposed transaction described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by their respective officers on their thereunto duly authorized.

                                       VERMONT YANKEE NUCLEAR POWER
                                         CORPORATION


                                       By /s/ Ross P. Barkhurst
                                         --------------------------------------
                                         Ross P. Barkhurst, President


                                       NATIONAL GRID USA


                                       By /s/ Kirk L. Ramsauer
                                         --------------------------------------
                                         Name: Kirk L. Ramsauer
                                         Title: Deputy General Counsel


                                       NATIONAL GRID GROUP PLC


                                       By /s/ Jonathan M.G. Carlton
                                         --------------------------------------
                                         Name: Jonathan M.G. Carlton
                                         Title: Authorized Signer


                                       NORTHEAST UTILITIES


                                       By /s/ Randy A. Shoop
                                         --------------------------------------
                                         Name: Randy S. Shoop
                                         Title: Assistant Treasurer - Finance


Date:  August 17, 2000

                                                                     EXHIBIT B-1

                                                    REDACTED AND CONFORMED COPY














                      VERMONT YANKEE NUCLEAR POWER STATION


                            ASSET PURCHASE AGREEMENT

                                 BY AND BETWEEN

              VERMONT YANKEE NUCLEAR POWER CORPORATION, as SELLER,

                                       AND

                    AMERGEN ENERGY COMPANY, L.L.C., as BUYER

                          Dated as of November 17, 1999

                                TABLE OF CONTENTS

                                                                          PAGE

ARTICLE I

DEFINITIONS................................................................  1
         1.1      DEFINITIONS..............................................  1
         1.2      CERTAIN INTERPRETIVE MATTERS............................. 18

ARTICLE II

PURCHASE AND SALE.......................................................... 18
         2.1      TRANSFER OF ASSETS....................................... 18
         2.2      EXCLUDED ASSETS.......................................... 20
         2.3      ASSUMED LIABILITIES AND OBLIGATIONS...................... 21
         2.4      EXCLUDED LIABILITIES..................................... 23

ARTICLE III

THE CLOSING................................................................ 25
         3.1      CLOSING.................................................. 25
         3.2      PURCHASE PRICE; PAYMENT.................................. 25
         3.3      ADJUSTMENT TO CASH PURCHASE PRICE........................ 25
         3.4      ALLOCATION OF PURCHASE PRICE............................. 27
         3.5      PRORATIONS............................................... 28
         3.6      DELIVERIES BY SELLER..................................... 29
         3.7      DELIVERIES BY BUYER...................................... 30
         3.8      PRE-CLOSING DELIVERIES................................... 31

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER................................... 31
         4.1      ORGANIZATION; QUALIFICATION.............................. 31
         4.2      AUTHORITY................................................ 32
         4.3      CONSENTS AND APPROVALS; NO VIOLATION..................... 32
         4.4      FINANCIAL STATEMENTS; REPORTS............................ 33
         4.5      UNDISCLOSED LIABILITIES.................................. 33
         4.6      ABSENCE OF CERTAIN CHANGES OR EVENTS..................... 34
         4.7      TITLE AND RELATED MATTERS................................ 34
         4.8      REAL PROPERTY AGREEMENTS................................. 34
         4.9      INSURANCE................................................ 34
         4.10     ENVIRONMENTAL MATTERS.................................... 35

         4.11     LABOR MATTERS............................................ 35
         4.12     ERISA; BENEFIT PLANS..................................... 36
         4.13     REAL PROPERTY; PLANT AND EQUIPMENT....................... 37
         4.14     CONDEMNATION; PUBLIC IMPROVEMENTS........................ 37
         4.15     CERTAIN CONTRACTS AND ARRANGEMENTS....................... 37
         4.16     LEGAL PROCEEDINGS, ETC................................... 38
         4.17     PERMITS; COMPLIANCE WITH LAW............................. 38
         4.18     NRC LICENSES............................................. 38
         4.19     REGULATION AS A UTILITY.................................. 39
         4.20     TAXES.................................................... 39
         4.21.    QUALIFIED DECOMMISSIONING FUND........................... 39
         4.22     NONQUALIFIED DECOMMISSIONING FUND........................ 41
         4.23     ZONING CLASSIFICATION.................................... 42
         4.24.    DISCLAIMER............................................... 42

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER.................................... 42
         5.1      ORGANIZATION............................................. 42
         5.2      AUTHORITY................................................ 42
         5.3      CONSENTS AND APPROVALS; NO VIOLATION..................... 43
         5.4      AVAILABILITY OF FUNDS.................................... 43
         5.5      LEGAL PROCEEDINGS........................................ 43
         5.6      WARN ACT................................................. 44

ARTICLE VI

COVENANTS OF THE PARTIES................................................... 44
         6.1      CONDUCT OF BUSINESS DURING THE INTERIM PERIOD............ 44
         6.2      ACCESS TO INFORMATION.................................... 47
         6.3      EXPENSES................................................. 50
         6.4      FURTHER ASSURANCES; COOPERATION.......................... 50
         6.5      PUBLIC STATEMENTS........................................ 51
         6.6      CONSENTS AND APPROVALS................................... 52
         6.7      BROKERAGE FEES AND COMMISSIONS........................... 54
         6.8      TAX MATTERS.............................................. 55
         6.9      INTERIM PERIOD NOTICE.................................... 56
         6.10     EMPLOYEES................................................ 57
         6.11     RISK OF LOSS............................................. 62
         6.12     DECOMMISSIONING FUNDS.................................... 63
         6.13     SPENT NUCLEAR FUEL FEES.................................. 66
         6.14     DEPARTMENT OF ENERGY DECONTAMINATION AND
                  DECOMMISSIONING FEES..................................... 67
         6.15     COOPERATION RELATING TO INSURANCE AND PRICE-ANDERSON
                  ACT...................................................... 68

         6.16     TAX CLEARANCE CERTIFICATES............................... 68
         6.17     REMEDIATION.............................................. 68
         6.18     INSURANCE POLICIES....................................... 68

ARTICLE VII

CONDITIONS................................................................. 68
         7.1      CONDITIONS TO OBLIGATIONS OF BUYER....................... 68
         7.2      CONDITIONS TO OBLIGATIONS OF SELLER...................... 72

ARTICLE VIII

INDEMNIFICATION............................................................ 75
         8.1      INDEMNIFICATION.......................................... 75
         8.2      DEFENSE OF CLAIMS........................................ 76

ARTICLE IX

TERMINATION................................................................ 78
         9.1      TERMINATION.............................................. 78
         9.2      PROCEDURE AND EFFECT OF NO-DEFAULT TERMINATION........... 79

ARTICLE X

MISCELLANEOUS PROVISIONS................................................... 79
         10.1     AMENDMENT AND MODIFICATION............................... 79
         10.2     WAIVER OF COMPLIANCE; CONSENTS........................... 80
         10.3     SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS....... 80
         10.4     NOTICES.................................................. 80
         10.5     ASSIGNMENT............................................... 81
         10.6     GOVERNING LAW............................................ 82
         10.7     ATTORNEY-CLIENT MATTERS.................................. 82
         10.8     COUNTERPARTS............................................. 82
         10.9     INTERPRETATION........................................... 82
         10.10    SCHEDULES AND EXHIBITS................................... 83
         10.11  ENTIRE AGREEMENT........................................... 83
         10.12  BULK SALES LAWS............................................ 83

                         LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A         Form of Assignment and Assumption Agreement
Exhibit B         Form of Bill of Sale
Exhibit C         [Intentionally Omitted]
Exhibit D         Form of FIRPTA Affidavit
Exhibit E         Form of Interconnection Agreement
Exhibit F         Form of Post-Closing Decommissioning Trust Agreement
Exhibit G         Form of Power Purchase Agreement
Exhibit H         Form of Power Purchase Agreement Cash-Out Election
Exhibit I         Form of Quit Claim Deed
Exhibit J         Form of Opinion from Seller's Counsel
Exhibit K         Form of Opinion from Buyer's Counsel
Exhibit L         Title Commitment
Exhibit M         Form of Transmission Asset Purchase Agreement
Exhibit N         Form of Releases
Exhibit O         Credit insurance or surety bond Term Sheet


SCHEDULES

1.1(109)  Nuclear Insurance Policies
1.1(126)  Power Purchase Agreement Cash-Out Payments
1.1(136)  Refueling Outage Work Program
1.1(155)  Sponsors
1.1(166)  Transferable Permits
2.1(l)    Intellectual Property
2.2(a)    Excluded Transmission and other Assets
2.3(a)    Excluded Seller's Agreements
3.3(a)(v) Technical Work and Adjustment
4.3(a)    Seller's Third Party Consents
4.3(b)    Seller's Required Regulatory Approvals
4.5       Liabilities
4.6       Absence of Certain Changes or Events
4.7       Exceptions to Title
4.8       Real Property Agreements
4.9       Insurance Policies and Exceptions
4.10      Environmental Matters
4.11      Noncompliance with Employment Laws
4.12(a)   Benefit Plans
4.12(b)   Benefit Plan Exceptions

4.13(a)    Description of Real Property
4.13(b)    Description of Major Equipment Components and Personal Property
4.15(a)    List of Seller's Agreements
4.15(b)    Agreement Exceptions
4.15(c)    Agreement Defaults
4.16       Legal Proceedings and Court Orders
4.17(a)    Permit Violations
4.17(b)    List of Material Permits (other than Transferable Permits)
4.18(a)    License Violations
4.18(b)    List of Material NRC Licenses
4.20       Tax Matters
4.21       Tax and Financial Matters Relating to Qualified Decommissioning Fund
4.22       Financial Matters Relating to Nonqualified Decommissioning Fund
4.23       Zoning Classification
5.3(a)     Buyer's Third Party Consents
5.3(b)     Buyer's Required Regulatory Approvals
6.1        Permitted Activities Prior to Closing
6.4(e)     Office Space Provided by Buyer to Seller
6.10(j)    Benefits Assumptions
6.10(k)    Excess Asset Valuation Methodology
6.17       Seller's Plan of Remediation
7.1(m)     Required Work
7.1(z)     Creditor Agreement Terms
8.1(a)(vi) Fuel Contracts Subject to Termination Indemnification

                            ASSET PURCHASE AGREEMENT

     ASSET PURCHASE AGREEMENT, dated as of November 17, 1999 (the "AGREEMENT DATE"), by and between Vermont Yankee Nuclear Power Corporation, a Vermont corporation ("VYNPC" or "SELLER"), and AmerGen Energy Company, L.L.C., a Delaware limited liability company ("BUYER"). Seller and Buyer are referred to individually as a "PARTY," and collectively as the "PARTIES."

                               W I T N E S S E T H

     WHEREAS, Seller owns the Vermont Yankee Nuclear Power Station ("VYNPS"), NRC Operating License No. DPR-28, located in Vernon, Vermont, and certain facilities and other assets associated therewith and ancillary thereto; and

     WHEREAS, Buyer desires to purchase and assume, and Seller desires to sell and assign, the Purchased Assets (as defined in Section 2.1 below) and certain associated liabilities, upon the terms and conditions hereinafter set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

     1.1 DEFINITIONS. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

     (1) "AFFILIATE" has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

     (2) "AGREEMENT" means this Asset Purchase Agreement together with the Schedules and Exhibits hereto, as the same may be amended from time to time.

     (3) "AGREEMENT DATE" has the meaning set forth in the Preamble.

     (4) "AMENDATORY POWER AGREEMENT" means the Amendatory Power Agreement between Seller and each Sponsor in form and substance reasonably acceptable to Buyer and Seller.

     (5) "ANCILLARY AGREEMENTS" means the Assignment and Assumption Agreement, the Easement Agreement, the Interconnection Agreement, the Post-Closing Decommissioning Trust

Agreement, each Amendatory Power Agreement, the Transmission Asset Purchase Agreement, the Power Purchase Agreement, the Power Purchase Agreement Cash-Out Elections and the releases referred to in Section 3.8(b), as the same may be amended from time to time.

     (6) "ANI" means American Nuclear Insurers.

     (7) "APBO" has the meaning set forth in Section 6.10(k).

     (8) "ASSIGNMENT AND ASSUMPTION AGREEMENT" means the Assignment and Assumption Agreement between Seller and Buyer, substantially in the form of Exhibit A hereto.

     (9) "ASSUMED LIABILITIES AND OBLIGATIONS" has the meaning set forth in
Section 2.3.

     (10) "ASSUMED THRIFT PLANS" has the meaning set forth in Section 6.10(i).

     (11) "ATOMIC ENERGY ACT" means the Atomic Energy Act of 1954, as amended.

     (12) "BENEFIT PLANS" has the meaning set forth in Section 4.12(a).

     (13) "BENEFITS ASSUMPTIONS" has the meaning set forth in Section 6.10(j).

     (14) "BILL OF SALE" means the Bill of Sale, substantially in the form of Exhibit B hereto, to be delivered at the Closing.

     (15) "BUSINESS DAY" means any day other than Saturday, Sunday and any day on which banking institutions in the State of New York are authorized by law or other governmental action to close.

     (16) "BUYER" has the meaning set forth in the preamble.

     (17) "BUYER INDEMNITEE" has the meaning set forth in Section 8.1(b).

     (18) "BUYER MATERIAL ADVERSE EFFECT" means any material adverse change in, or effect on, the business, financial condition, operations, results of operations or future prospects of Buyer, including any change or effect that is materially adverse to Buyer's ability to own, operate or use the Purchased Assets as so owned, operated and used by the Seller prior to the Agreement Date, taken as a whole.

     (19) "BUYER NQF" has the meaning set forth in Section 6.12(a).

     (20) "BUYER QF" has the meaning set forth in Section 6.12(a).

     (21) "BUYER'S REQUIRED REGULATORY APPROVALS" has the meaning set forth in
Section 5.3(b).

     (22) "BUYER'S TOTAL BASIS" has the meaning set forth in Section 6.12(b).

     (23) "BYPRODUCT MATERIAL" means any radioactive material (except Special Nuclear Material) yielded in, or made radioactive by, exposure to the radiation incident to the process of producing or utilizing Special Nuclear Material.

     (24) "CAPITAL EXPENDITURES" has the meaning set forth in Section
3.3(a)(iii).

     (25) "CASH PURCHASE PRICE" has the meaning set forth in Section 3.2.

     (26) "CAUSE" shall mean only (i) an employee's failure to perform, or negligence in the performance of, any of his/her duties for the Buyer or an Affiliate of the Buyer or (ii) conduct by an employee that violates any published rule, policy or procedure of the Buyer or an Affiliate of Buyer or that otherwise could reasonably be anticipated to be harmful to the business, interests or reputation of Buyer or an Affiliate of Buyer.

     (27) [Intentionally Omitted.]

     (28) "CLOSING" has the meaning set forth in Section 3.1.

     (29) "CLOSING ADJUSTMENT" has the meaning set forth in Section 3.3(b).

     (30) "CLOSING DATE" has the meaning set forth in Section 3.1.

     (31) "CVPSC" means the Central Vermont Public Service Corporation.

     (32) "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     (33) "CODE" means the Internal Revenue Code of 1986, as amended.

     (34) "COMMERCIALLY REASONABLE EFFORTS" means efforts which are designed to enable a Party, directly or indirectly, to satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated by this Agreement and which do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are customary and reasonable in nature and amount in the context of the transactions contemplated by this Agreement.

     (35) "CONFIDENTIALITY AGREEMENT" means the Non-Disclosure Agreement, dated September 1997, as amended as of February 25, 1999, between Seller and Buyer.

     (36) "DECOMMISSIONING" means the complete retirement and removal of the Facilities from service and the restoration of the Site, as well as any planning and administrative activities incidental thereto, including, without limitation, (a) the dismantlement, decontamination, storage and/or entombment of the Facilities, in whole or in part, and any reduction or removal, whether before or after termination of the NRC license for the Facilities, of radioactivity at the Site and (b) all activities necessary for the retirement, dismantlement and decontamination of the Facilities to comply with all applicable Nuclear Laws and Environmental Laws, including the applicable requirements of the Atomic Energy Act and the NRC's rules, regulations and orders thereunder, the NRC Operating License for the Facilities and any related decommissioning plan.

     (37) "DECOMMISSIONING EXPENSE" means a "specified liability or loss which is attributable to amounts incurred in the decommissioning of a nuclear power plant" (as that phrase is used in Section 172(f)(3) of the Code) or other expense incurred in Decommissioning.

     (38) "DECOMMISSIONING FUNDS" means the Qualified Decommissioning Fund and the Nonqualified Decommissioning Fund.

     (39) "DEPARTMENT OF ENERGY" or "DOE" means the United States Department of Energy and any successor agency thereto.

     (40) "DEPARTMENT OF ENERGY DECONTAMINATION AND DECOMMISSIONING FEES" means all fees related to the Department of Energy's Special Assessment of utilities for the Uranium Enrichment Decontamination and Decommissioning Fund pursuant to Sections 1801, 1802 and 1803 of the Atomic Energy Act and the Department of Energy's implementing regulations at 10 C.F.R. Part 766, or any similar fees assessed under amended or superseding statutes or regulations applicable to separative work units purchased from the Department of Energy in order to decontaminate and decommission the Department of Energy's gaseous diffusion enrichment facilities.

     (41) "DEPARTMENT OF JUSTICE" means the United States Department of Justice and any successor agency thereto.

     (42) "DIRECT CLAIM" has the meaning set forth in Section 8.2(c).

     (43) "DOE STANDARD CONTRACT" means the contract for Disposal of Spent Nuclear Fuel and/or High Level Radioactive Waste, No. DE-CR01-83NE4431, dated as of June 10, 1985 between the Department of Energy and Seller.

     (44) "EASEMENT AGREEMENT" means, collectively, the Easement Agreements between Velco and Seller in form and substance reasonably satisfactory to Buyer and Seller.

     (45) "EASEMENTS" means, with respect to the Purchased Assets, the easements, licenses and access rights that have been or are to be granted by Seller or Buyer to Velco pursuant to the Interconnection Agreement or the Easement Agreement or in instruments conveying Real Property from Seller to Buyer, including, without limitation, easements authorizing access, use, maintenance, construction, repair, replacement, transmission line use and other activities by Velco or Buyer, as the case may be, all in form and substance reasonably satisfactory to Buyer and Seller.

     (46) "EMISSION REDUCTION CREDITS" has the meaning given to such term in the Power Purchase Agreement.

     (47) "ENCUMBRANCES" means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, zoning limitations, conservation easements, deed restrictions, easements, encumbrances and charges of any kind which as to Real Property are of record or of which Seller has knowledge.

     (48) "ENERGY REORGANIZATION ACT" means the Energy Reorganization Act of 1974, as amended.

     (49) "ENVIRONMENT" means all air, surface water, groundwater or land, including land surface or subsurface, including all fish, wildlife, biota and all other natural resources.

     (50) "ENVIRONMENTAL CLAIM" means any and all pending and/or threatened administrative or judicial actions, suits, orders, claims, liens, notices, notices of violation, investigations, complaints, requests for information, proceedings or other written communication, whether criminal or civil, pursuant to or relating to any applicable Environmental Law by any Person (including, without limitation, any Governmental Authority, private person and citizens' group) based upon, alleging, asserting or claiming any actual or potential (a) violation of, or liability under, any Environmental Law, (b) violation of any Environmental Permit, or (c) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines or penalties arising out of, based on, resulting from or related to, the presence, Release or threatened Release into the Environment of any Hazardous Substances at any location related to the Purchased Assets, including, without limitation, any off-Site location to which Hazardous Substances, or materials containing Hazardous Substances, were sent for handling, storage, treatment or disposal.

     (51) "ENVIRONMENTAL CLEAN-UP SITE" means any location which is listed on the National Priorities List or on any similar state list of sites requiring investigation or cleanup, or which is the subject of any pending or threatened action, suit, proceeding or investigation related to or arising from any alleged violation of any Environmental Law, or at which there has been a Release or threatened or suspected Release of a Hazardous Substance.

     (52) "ENVIRONMENTAL CONDITION" means the presence or Release into the Environment, whether at the Site or at an off-Site location, of Hazardous Substances, including any migration of those Hazardous Substances through air, soil or groundwater to or from the Site or any off-Site location regardless of when such presence or Release occurred or is discovered.

     (53) "ENVIRONMENTAL LAWS" means all federal, state and local, civil and criminal laws, regulations or legal requirements relating to pollution or protection of the Environment, natural resources or human health and safety, including, without limitation, laws relating to Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport, disposal or handling of Hazardous Substances. "Environmental Laws" include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C.ss.ss.9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C.ss.ss.1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C.ss.ss.6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C.ss.ss.1251 et seq.), the Clean Air Act (42 U.S.C.ss.ss.7401 et seq.), the Toxic Substances Control Act (15 U.S.C.ss.ss.2601 et seq.), the Oil Pollution Act (33 U.S.C.ss.ss.2701 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C.ss.ss.11001 et seq.), the Occupational Safety and Health Act (29 U.S.C.ss.ss.651 et seq.), Chapters 23, 47, 48, 49, 56, 59, 61, 123, 157 and 201 of Title 10 of the Vermont
Statutes and all other state laws analogous to any of the above. Notwithstanding the foregoing, Environmental Laws do not include Nuclear Laws.

     (54) "ENVIRONMENTAL PERMIT" means any federal, state or local permits, licenses, approvals, consents or authorizations required by any Governmental Authority under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law.

     (55) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     (56) "ERISA AFFILIATE" has the meaning set forth in Section 2.4(j).

     (57) "ERISA AFFILIATE PLANS" has the meaning set forth in Section 2.4(j).

     (58) "ESTIMATED ADJUSTMENT" has the meaning set forth in Section 3.3(b).

     (59) "ESTIMATED CLOSING STATEMENT" has the meaning set forth in Section 3.3(b).

     (60) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     (61) "EXCLUDED ASSETS" has the meaning set forth in Section 2.2.

     (62) "EXCLUDED LIABILITIES" has the meaning set forth in Section 2.4.

     (63) "EXEMPT WHOLESALE GENERATOR" means an exempt wholesale generator as defined in Section 32 of the Holding Company Act and the regulations issued thereunder.

     (64) "FACILITY" means the nuclear generating station, facilities, equipment, supplies and improvements owned by Seller and included in the Purchased Assets.

     (65) "FEDERAL POWER ACT" means the Federal Power Act, as amended.

     (66) "FEDERAL TRADE COMMISSION" means the United States Federal Trade Commission and any successor agency thereto.


     (67) "FERC" means the United States Federal Energy Regulatory Commission and any successor agency thereto.

     (68) "FINAL SAFETY ANALYSIS REPORT" or "FSAR" means the report, as updated, that is required to be maintained for VYNPS in accordance with the requirements of 10 C.F.R.ss.50.71(e).

     (69) "FIRPTA AFFIDAVIT" means the Foreign Investment in Real Property Tax Act Certification and Affidavit, substantially in the form of Exhibit D hereto.

     (70) "GOOD UTILITY PRACTICES" means any of the practices, methods and activities approved by a significant portion of the electric utility industry as good practices applicable to nuclear generating facilities of similar design, size and capacity or any of the practices, methods or activities which, in the exercise of reasonable judgment by a prudent nuclear operator in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety, expedition and applicable law. Good Utility Practices are not intended to be limited to the optimal practices, methods or acts to the exclusion of all others, but rather to be practices, methods or acts generally accepted in the electric utility industry.

     (71) "GOVERNMENTAL AUTHORITY" means any federal, state, local, provincial, foreign or other governmental, regulatory or administrative agency, commission, body, department, board, or other governmental subdivision, court, tribunal, arbitrating body or other governmental authority.

     (72) "GMPC" means the Green Mountain Power Corporation.

     (73) "HAZARDOUS SUBSTANCES" means (a) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," "toxic pollutants" or words of similar meaning and regulatory effect under any applicable Environmental Law, and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law; excluding, however, any Nuclear Material to the extent regulated under any Nuclear Laws.

     (74) "HIGH LEVEL WASTE" means (a) irradiated nuclear reactor fuel, (b) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel, and (c) solids into which such liquid wastes have been converted.

     (75) "HIGH LEVEL WASTE REPOSITORY" means a facility which is designed, constructed and operated by or on behalf of the Department of Energy for the storage and disposal of Spent Nuclear Fuel and other High Level Waste in accordance with the requirements set forth in the Nuclear Waste Policy Act.

     (76) "HOLDING COMPANY ACT" means the Public Utility Holding Company Act of 1935, as amended.

     (77) "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     (78) "IBEW" means Local 300 of the International Brotherhood of Electrical Workers.

     (79) "IBEW COLLECTIVE BARGAINING AGREEMENT" means the Agreement as to Wages, Working Conditions and Seniority between Vermont Yankee Nuclear Power Corporation and Local Union 300 International Brotherhood of Electrical Workers for term beginning June 27, 1997 and ending June 19, 2000, as supplemented by the Letter of Understanding titled "12 hour Shift" dated September 23, 1998 and the Letter of Understanding titled "New Working Hours" dated January 26, 1999.

     (80) "INCOME TAX" means any federal, state, local or foreign Tax (a) based upon, measured by or calculated with respect to net income, profits or receipts (including, without limitation, capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including, without limitation, corporate franchise taxes) if one or more of the bases on which such Tax may be based, measured by or calculated with respect to, is described in clause (a), in each case together with any interest, penalties or additions to such Tax.

     (81) "INDEMNIFIABLE LOSS" has the meaning set forth in Section 8.1(a).

     (82) "INDEMNIFYING PARTY" has the meaning set forth in Section 8.1(c).

     (83) "INDEMNITEE" means a Buyer Indemnitee or a Seller Indemnitee, as the case may be.

     (84) "INDEPENDENT ACCOUNTING FIRM" means such independent accounting firm of national reputation as is mutually appointed by Seller and Buyer.

     (85) "INSPECTION" means all tests, reviews, examinations, inspections, investigations, verifications, samplings and similar activities conducted by Buyer or its agents or Representatives with respect to the Purchased Assets prior to the Closing.

     (86) "INTELLECTUAL PROPERTY" means all patents and patent rights, trademarks and trademark rights, inventions, copyrights and copyright rights owned by Seller and necessary for the operation and maintenance of the Purchased Assets, and all pending applications for registrations of patents, trademarks and copyrights, as set forth in Schedule 2.1(l).

     (87) "INTERCONNECTION AGREEMENT" means the Interconnection Agreement between Velco and Buyer, substantially in the form of Exhibit E hereto.

     (88) "INTERIM PERIOD" has the meaning set forth in Section 6.1.

     (89) "INVENTORIES" means nuclear fuel (including fuel in the reactor) or alternative fuel inventories, materials, spare parts, consumable supplies and chemical inventories relating to the operation of the Facility located at, or in transit to, the Facility.

     (90) "IRS" means the United States Internal Revenue Service and any successor agency thereto.

     (91) "KNOWLEDGE" means the actual knowledge of the corporate officers of the specified Person charged with responsibility for the particular function, after reasonable inquiry by them of selected employees of such Person whom they believe, in good faith, to be the persons responsible for the subject matter of the inquiry.

     (92) "LIABILITY" or "LIABILITIES" means any liability, responsibility or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

     (93) "LOSS" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including, without limitation, all Remediation costs, fees of attorneys, accountants and other experts, or other expenses of litigation or proceedings or of any claim, default or assessment).

     (94) "LOW LEVEL WASTE" means waste material which contains radioactive nuclides emitting primarily beta or gamma radiation, or both, in concentrations or quantities which exceed applicable federal or state standards for unrestricted release. Low Level Waste does not include waste containing more than ten (10) nanocuries of transuranic contaminants per gram of material, Spent Nuclear Fuel, or material classified as either High Level Waste or waste which is unsuited for disposal by near-surface burial under any applicable federal regulations.

     (95) "MATERIAL ADVERSE EFFECT" means any change (or changes taken together) in, or effect on, the Purchased Assets that is materially adverse to the operations or condition (financial or otherwise) of the Purchased Assets, taken as a whole, other than any change (or changes taken together) generally affecting the international, national, regional or local electric industry as a whole and not affecting the Purchased Assets or the Parties in any manner or degree significantly different from the industry as a whole, including, without limitation, changes in local wholesale or retail markets for electric power, national, regional or local electric transmission systems or operations thereof, and any change or effect resulting from action or inaction by a Governmental Authority with respect to an independent system operator or retail access in Vermont.

     (96) "MORTGAGE INDENTURES" means the First Mortgage Indenture, dated as of October 1, 1970, as amended, between Seller and The Chase Manhattan Bank, as successor trustee, and the Second Mortgage, Fixture Filing and Security Agreement, dated as of February 22, 1990, as amended, between Seller and Societe Generale, New York Branch, as Agent Bank.

     (97) "NATIONAL LABOR RELATIONS BOARD" means the United States National Labor Relations Board and any successor agency thereto.

     (98) "NEIL" means Nuclear Electric Insurance Limited.

     (99) "NEPCO" means the New England Power Company.

    (100) "NEPOOL" means the New England Power Pool, established by the NEPOOL Agreement, or its successor.

    (101) "NEPOOL AGREEMENT" means the agreement establishing NEPOOL, dated September 1, 1971, as amended by the Restated NEPOOL Agreement filed with FERC on December 31, 1996, as finally approved by FERC and as further amended from time to time.

    (102) [REDACTED].

    (103) "1998 FINANCIAL STATEMENTS" has the meaning set forth in Section
4.4(a).

    (104) "NONQUALIFIED DECOMMISSIONING FUND" means the external trust fund, that does not meet the requirements of Code Section 468A and Treas. Reg. ss. 1.468A-5, maintained by Seller with respect to the Facility prior to the Closing pursuant to the Seller's Decommissioning Trust Agreement and maintained by Buyer after the Closing pursuant to the Post-Closing Decommissioning Trust Agreement to the extent assets are transferred to such fund pursuant to Section 6.12.

    (105) "NON-TRANSFERRED EMPLOYEES" has the meaning set forth in Section 6.10(d).

    (106) "NON-UNION EMPLOYEE" means any employee of Seller actively employed as of the Closing Date who provides services with respect to the Purchased Assets and is not covered by the IBEW Collective Bargaining Agreement.

    (107) "NRC" means the United States Nuclear Regulatory Commission and any successor agency thereto.

     (108) "NRC OPERATING LICENSE" means the Operating License No. DPR-28, granted to Seller by the Atomic Energy Commission, the predecessor of the NRC, which expires on March 21, 2012.

     (109) "NUCLEAR INSURANCE POLICIES" means the insurance policies set forth on Schedule 1.1(109).

     (110) "NUCLEAR LAWS" means all federal, state and local, civil and criminal laws, regulations, rules, and other legal requirements relating to the regulation of nuclear power plants, Source Material, Byproduct Material and Special Nuclear Material; the regulation of Low Level Waste and High Level Waste; the transportation and storage of Nuclear Material; the regulation of Safeguards Information; the regulation of nuclear fuel; the enrichment of uranium; the disposal and storage of High Level Waste and Spent Nuclear Fuel; contracts for and payments into the Nuclear Waste Fund; and, as applicable, the antitrust laws and the Federal Trade Commission Act to specified activities or proposed activities of certain licensees of commercial nuclear reactors, but shall not include Environmental Laws. "Nuclear Laws" include the Atomic Energy Act, the Price- Anderson Act, the Energy Reorganization Act, Convention on the Physical Protection of Nuclear Material Implementation Act of 1982 (Public Law 97 - 351; 96 Stat. 1663), the Foreign Assistance Act of 1961 (22 U.S.C. ss. 2429 et seq.), the Nuclear Non-Proliferation Act of 1978 (22 U.S.C. ss.3201), the Low-Level Radioactive Waste Policy Act (42 U.S.C. ss. 2021b et seq.), the Nuclear Waste Policy Act, the Low-Level Radioactive Waste Policy Amendments Act of 1985 (42 U.S.C. ss. 2021d, 471), and the Energy Policy Act of 1992 (4 U.S.C. ss. 13201 et seq.), any Vermont laws analogous to the foregoing and the NRC rules and all rules, regulations and orders promulgated or issued under any of the foregoing.

     (111) "NUCLEAR MATERIAL" means Source Material, Special Nuclear Material, Low Level Waste, High Level Waste, Byproduct Material and Spent Nuclear Fuel.

     (112) "NUCLEAR WASTE FUND" means the fund established by the Department of Energy under the Nuclear Waste Policy Act in which the Spent Nuclear Fuel Fees to be used for the design, construction and operation of a High Level Waste Repository and other activities related to the storage and disposal of Spent Nuclear Fuel and/or High Level Waste are deposited.

     (113) "NUCLEAR WASTE POLICY ACT" means the Nuclear Waste Policy Act of 1982, as amended.

     (114) "OBSERVERS" has the meaning set forth in Section 6.1(c).

     (115) "PARTY" (and the corresponding term "PARTIES") has the meaning set forth in the preamble.

     (116) "PBGC" means the Pension Benefit Guaranty Corporation established by ERISA.

     (117) "PBO" has the meaning set forth in Section 6.10(j).

     (118) "PERMITS" has the meaning set forth in Section 4.17(a).

     (119) "PERMITTED ENCUMBRANCES" means (a) the Easements, (b) those exceptions to title to the Purchased Assets listed in Schedule 4.7A subject to a survey confirming that the location of the easements which are Permitted Encumbrances do not result in a Material Adverse Effect, with respect to the Real Property and 4.7B with respect to Tangible Personal Property, (c) with respect to any date before the Closing Date, Encumbrances created by the Mortgage Indentures, (d) statutory liens for Taxes or other governmental charges or assessments not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings provided that the aggregate amount being so contested does not exceed $250,000, (e) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller or the validity of which is being contested in good faith, and which do not, individually or in the aggregate, exceed $250,000, (f) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Authorities which do not, individually or in the aggregate, materially detract from the value of the Purchased Assets as currently used or materially interfere with the present use or operation of the Purchased Assets and neither secure indebtedness nor, individually or in the aggregate, result in a Material Adverse Effect, and (g) such minor liens, imperfections in or failure of title, charges, Easements, leases, licenses, restrictions, Encumbrances, encroachments and defects in title which do not materially detract from the value of the Purchased Assets as currently used or materially interfere with the present use or operation of the Purchased Assets and neither secure indebtedness nor, individually or in the aggregate, result in a Material Adverse Effect.

     (120) "PERSON" means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization or Governmental Authority.

     (121) "POST-CLOSING ADJUSTMENT" has the meaning set forth in Section
3.3(c).

     (122) "POST-CLOSING DECOMMISSIONING TRUST AGREEMENT" means the Post-Closing Decommissioning Trust Agreement between Buyer and the Trustee, substantially in the form of Exhibit F hereto, pursuant to which any assets of any of the Decommissioning Funds to be transferred by Seller at Closing pursuant to Section
6.12 hereof will be held in trust.

     (123) "POST-CLOSING STATEMENT" has the meaning set forth in Section 3.3(c).

     (124) "POWER PURCHASE AGREEMENT" means the Power Purchase Agreement between VYNPC and Buyer, in the form of Exhibit G hereto.

     (125) "POWER PURCHASE AGREEMENT CASH-OUT ELECTION" means the Power Purchase Agreement Cash-Out Election among Seller, Buyer and certain Sponsors individually, substantially in the form of Exhibit H hereto.

     (126) "POWER PURCHASE AGREEMENT CASH-OUT PAYMENTS" means the cash payments made by any Sponsor pursuant to the Power Purchase Agreement Cash-Out Election in accordance with Schedule 1.1(126).

     (127) "PRICE-ANDERSON ACT" means Section 170 of the Atomic Energy Act and related provisions of Section 11 of the Atomic Energy Act.

     (128) "PROPOSED POST-CLOSING ADJUSTMENT" has the meaning set forth in
Section 3.3(c).

     (129) "PROPRIETARY INFORMATION" of a Party means all information about the Party or its Affiliates, including their respective properties or operations, furnished to the other Party or its Representatives by the Party or its Representatives, after the date hereof, regardless of the manner or medium in which it is furnished, including information provided to a Party pursuant to the Confidentiality Agreement. In addition, after the Closing Date, "Proprietary Information" includes any non-public information regarding the Purchased Assets or the transactions contemplated by this Agreement. Proprietary Information does not include information that (a) is or becomes generally available to the public (other than as a result of a disclosure by the other Party or its Representatives in violation of a confidentiality agreement), (b) was available to the other Party on a nonconfidential basis prior to its disclosure by the Party or its Representatives, (c) becomes available to the other Party on a nonconfidential basis from a Person, other than the Party or its Representatives, who is not otherwise bound by a confidentiality agreement with the Party or its Representatives, or is not otherwise under any obligation to the Party or any of its Representatives not to transmit the information to the other Party or its Representatives, or (d) is independently developed by the other Party.

     (130) "PURCHASED ASSETS" has the meaning set forth in Section 2.1.

     (131) "PURCHASE PRICE" has the meaning set forth in Section 3.2.

     (132) "QUALIFIED DECOMMISSIONING FUND" means the external trust fund created pursuant to the Seller's Decommissioning Trust Agreement and maintained by the Seller with respect to the Facility prior to the Closing and as represented by the Seller in Section 4.21 and the external trust fund maintained by Buyer after the Closing pursuant to the Post-Closing Decommissioning Trust Agreement to the extent assets are transferred to such fund by Seller pursuant to Section 6.12.

     (133) "REAL PROPERTY" has the meaning set forth in Section 4.13(a).

     (134) "REAL PROPERTY AGREEMENTS" has the meaning set forth in Section 4.8.

     (135) "RECEIVING PARTY" has the meaning set forth in Section 6.6(k).

     (136) "REFUELING OUTAGE" means the refueling outage RFO 21 for VYNPS currently scheduled to commence on October 29, 1999 including the refueling of VYNPS and the performance of certain maintenance, inspection and other work, as specifically described in Schedule 1.1(136).

     (137) "RELEASE" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the Environment.

     (138) "REMEDIATION" means action of any kind to address a Release, the threat of a Release or the presence of Hazardous Substances at the Site or an off-Site location, including, without limitation, any or all of the following activities to the extent they relate to or arise from the presence of a Hazardous Substance at the Site or an off-Site location: (a) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (b) obtaining any permits, consents, approvals or authorizations of any Governmental Authority necessary to conduct any such activity; (c) preparing and implementing any plans or studies for any such activity; (d) obtaining a written notice from a Governmental Authority with jurisdiction over the Site or an off-Site location under Environmental Laws that no material additional work is required by such Governmental Authority; (e) the use, implementation, application, installation, operation or maintenance of remedial or removal actions on the Site or an off-Site location, remedial technologies applied to the surface or subsurface soils, excavation and off-Site treatment or disposal of soils, systems for long term treatment of surface water or groundwater, engineering controls or institutional controls; and (f) any other activities reasonably determined by a Party to be necessary or appropriate or required under Environmental Laws to address the presence or Release of Hazardous Substances at the Site or an off-Site location.

     (139) "REPLACEMENT WELFARE PLANS" has the meaning set forth in Section 6.10(h).

     (140) "REPRESENTATIVES" of a Party means the Party and its Affiliates and their directors, officers, employees, agents, partners, advisors (including, without limitation, accountants, counsel, environmental consultants, financial advisors and other authorized representatives) and parents and other controlling persons.

     (141) "SAFEGUARDS INFORMATION" means information not otherwise classified as national security information or restricted data under NRC's regulations which specifically identifies an NRC licensee's detailed (a) security measures for the physical protection of Special Nuclear Material or (b) security measures for the physical protection and location of certain plant equipment vital to the safety of production or utilization facilities.

     (142) "SEC" means the United States Securities and Exchange Commission and any successor agency thereto.

     (143) "SELLER" has the meaning set forth in the preamble.

     (144) "SELLER INDEMNITEE" has the meaning set forth in Section 8.1(a).

     (145) "SELLER'S AGREEMENTS" means those contracts, agreements, licenses and leases relating to the ownership, operation and maintenance of the Purchased Assets as more particularly described in Section 4.15(a).

     (146) "SELLER'S DECOMMISSIONING TRUST AGREEMENT" means the Indenture of Trust, dated as of March 11, 1988, as amended, between Seller and The Bank of New York, as successor trustee.

     (147) "SELLER'S DEFINED BENEFIT PLANS" has the meaning set forth in Section 6.10(j).

     (148) "SELLER'S REQUIRED REGULATORY APPROVALS" has the meaning set forth in
Section 4.3(b).

     (149) "SELLER'S RETIREE WELFARE PLANS" has the meaning set forth in Section 6.10(k).

     (150) "SITE" means the parcels of land included in the Real Property (described in Schedule 4.13(a)). Any reference to the Site shall include, by definition, the surface and subsurface elements, including the soils and groundwater present at the Site, and any reference to items "at the Site" shall include all items "at, on, in, upon, over, across, under and within" the Site.

     (151) "SOURCE MATERIAL" means (a) uranium or thorium, or any combination thereof, in any physical or chemical form or (b) ores which contain by weight one-twentieth of one percent (0.05%) or more of (i) uranium, (ii) thorium, or
(iii) any combination thereof. Source Material does not include Special Nuclear Material.

     (152) "SPECIAL NUCLEAR MATERIAL" means plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be "Special Nuclear Material." Special Nuclear Material also refers to any material artificially enriched by any of the above-listed materials or isotopes.

     (153) "SPENT NUCLEAR FUEL" means fuel that has been permanently withdrawn from a nuclear reactor following irradiation. Spent Nuclear Fuel includes Special Nuclear Material, Byproduct Material, Source Material, greater than C Class waste and other radioactive materials associated with nuclear fuel assemblies.

     (154) "SPENT NUCLEAR FUEL FEES" means those fees assessed on electricity generated by VYNPS pursuant to the Standard Contract for Disposal of Spent Nuclear Fuel and/or High Level Waste, as provided in Section 302 of the Nuclear Waste Policy Act and 10 C.F.R. Part 961, as the same may be amended from time to time.

     (155) "SPONSORS" means, collectively, the sponsoring shareholders of Seller listed in Schedule 1.1(155), and "SPONSOR" means an individual sponsoring shareholder of Seller listed in Schedule 1.1(155).

     (156) "TANGIBLE PERSONAL PROPERTY" has the meaning set forth in Section 2.1(c).

     (157) "TAX BASIS" means the adjusted tax basis determined for federal income tax purposes under Code Section 1011(a).

     (158) "TAXES" means all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local, provincial or foreign taxing authority, including, without limitation, income, excise, real or personal property, sales, transfer, franchise, payroll, withholding, social security, gross receipts, license, stamp, occupation, employment or other taxes, including any interest, penalties or additions attributable thereto.

     (159) "TAX RETURN" means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) required to be supplied to any taxing authority with respect to Taxes, including amendments thereto.

     (160) "TECHNICAL SPECIFICATIONS" means the technical specifications included in the NRC Operating License for VYNPS in accordance with the requirements of 10 C.F.R.ss. 50.36.

     (161) "TERMINATION DATE" has the meaning set forth in Section 9.1(b).

     (162) "TEXAS DISPOSAL FUND" has the meaning set forth in Section
6.12(a)(i).

     (163) "THIRD PARTY CLAIM" has the meaning set forth in Section 8.2(a).

     (164) "TITLE COMMITMENT" means the title insurance commitment attached as Exhibit L hereto.

     (165) "TOTAL NCV" has the meaning set forth in Section 6.12(a)(i).

     (166) "TRANSFERABLE PERMITS" means those Permits and Environmental Permits identified in Schedule 1.1(166), which may be transferred to Buyer without a filing with, notice to, consent or approval of any Governmental Authority.

     (167) "TRANSFERRED EMPLOYEE RECORDS" means all records related to Transferred Employees, including, without limitation, the following information:
(a) skill and development training, (b) biographies, (c) seniority histories,
(d) salary and benefit information, (e) Occupational, Safety and Health Administration reports, (f) active medical restriction forms, (g) fitness for duty, and (h) disciplinary actions.

     (168) "TRANSFERRED EMPLOYEES" has the meaning set forth in Section 6.10(d).

     (169) "TRANSFERRED NON-UNION EMPLOYEES" has the meaning set forth in
Section 6.10(d).

     (170) "TRANSFERRED UNION EMPLOYEES" has the meaning set forth in Section 6.10(d).

     (171) "TRANSITION COMMITTEE" has the meaning set forth in Section 6.1(b).

     (172) "TRANSMISSION ASSETS" has the meaning set forth in Section 2.2(a).

     (173) "TRANSMISSION ASSET PURCHASE AGREEMENT" means the Transmission Asset Purchase Agreement substantially in the form of Exhibit M.

     (174) "TRUSTEE" means, as the case may be, prior to the Closing the trustee of the Decommissioning Funds appointed by Seller pursuant to the Seller's Decommissioning Trust Agreement or after the Closing, to the extent any assets of the Decommissioning Funds are transferred by Seller pursuant to Section 6.12 pursuant to the Post-Closing Decommissioning Trust Agreement, the trustee appointed pursuant to the Post-Closing Decommissioning Trust Agreement.

     (175) "UNION EMPLOYEE" means any employee of Seller actively employed as of the Closing Date who provides services with respect to the Purchased Assets and is covered by the IBEW Collective Bargaining Agreement.

     (176) "VEBA" means a trust which constitutes a "Voluntary Employees' Beneficiary Association" as defined in (and qualified as tax-exempt under)
Section 501(c)(9) of the Code.

     (177) "VELCO" means Vermont Electric Power Company, Inc.

     (178) "VERMONT YANKEE SPENT FUEL DISPOSAL TRUST" means the trust (including the assets thereof) formed by the Indenture of Trust, dated as of August 31, 1989, between Seller and Chittenden Bank.

     (179) "VERMONT YANKEE SPENT FUEL TRUST SUPPLEMENTAL INDENTURE" means the Vermont Yankee Spent Fuel Trust Supplemental Indenture between Seller and Chittenden Bank in a form and substance reasonably acceptable to Buyer and Seller.

     (180) "VTDPS" means the Vermont Department of Public Service and any successor agency thereto.

     (181) "VTPSB" means the Vermont Public Service Board and any successor agency thereto.

     (182) "VYNPC" has the meaning set forth in the preamble.

     (183) "VYNPS" has the meaning set forth in the preamble.

     (184) "WARN ACT" means the federal Worker Adjustment Retraining and Notification Act of 1988, as amended.

     (185) "YEAR 2000 ASSETS" means all of the computer hardware, software and firmware products (including embedded microcontrollers in non-computer equipment), interfaces with internal and external systems, and computer systems (including all constituent programs, processors, controllers, applications, routines, modules, processes, tools and other components) which are included in the Purchased Assets

     (186) "YEAR 2000 COMPLIANT" means, as used herein, Year 2000 Assets that accurately process date/time data (including, without limitation, calculating, comparing, and sequencing) from, into and between the twentieth and twenty-first centuries, the years 1999 and 2000, and leap years (including accurate leap-year calculations).

     1.2 CERTAIN INTERPRETIVE MATTERS. In this Agreement, unless the context otherwise requires, the singular shall include the plural, the masculine shall include the feminine and neuter, and vice versa. The term "includes" or "including" shall mean "including without limitation." References to a Section, Article, Exhibit or Schedule shall mean a Section, Article, Exhibit or Schedule of this Agreement, and reference to a given agreement or instrument shall be a reference to that agreement or instrument as modified, amended, supplemented and restated through the date as of which such reference is made.


                                   ARTICLE II

                                PURCHASE AND SALE

     2.1 TRANSFER OF ASSETS. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing Seller will sell, assign, convey, transfer and deliver to Buyer, and Buyer will purchase, assume and acquire from Seller, free and clear of all Encumbrances (except for Permitted Encumbrances), all of Seller's right, title and interest in and to the following properties and assets constituting or used in and necessary for the operation of the Facility (collectively, "PURCHASED ASSETS"):

        (a) The Real Property (including all buildings, facilities and other improvements thereon, all appurtenances thereto and rights of ingress and egress) described in Schedule 4.13(a);

        (b) All Inventories and Spent Nuclear Fuel at the Site on the Closing Date;

        (c) All machinery, mobile or otherwise, equipment (including computer hardware and software and communications equipment used for internal corporate purposes or emergency plan purposes), vehicles, tools, spare parts, fixtures, furniture and furnishings and other personal property owned by the Seller on the Closing Date relating to or used in the operation of the Facility, including, without limitation, substation equipment and the items of personal property included in Schedule 4.13(b), other than property used or primarily usable as part of the Transmission Assets or otherwise constituting part of the Excluded Assets (collectively, "TANGIBLE PERSONAL PROPERTY");

        (d) Subject to the provisions of Sections 2.4(c) and 6.4(c), all Seller's Agreements;

        (e) All Real Property Agreements;

        (f) All Transferable Permits;

        (g) All books, operating records, operating, safety and maintenance manuals, inspection reports, engineering design plans, documents, blueprints and as built plans, specifications, procedures and similar items of Seller, wherever located, relating to the Facility and the other Purchased Assets (subject to the right of Seller to retain copies of same for its use) other than general ledger accounting records;

        (h)      Any Emission Reduction Credits;

        (i) All unexpired, transferable warranties and guarantees from third parties with respect to any item of Real Property or personal property constituting part of the Purchased Assets;

        (j) The name "Vermont Yankee Nuclear Power Station";

        (k) All material memoranda, reports, technology and specifications relating to Seller's plans for Year 2000 compliance with respect to the Facility;

        (l) All Intellectual Property rights of Seller developed or owned exclusively in connection with the operation of the Facility and a non-assignable (except to Affiliates), royalty- free, non-exclusive license to the Intellectual Property described in Schedule 2.1(1); provided that Seller shall have no obligation following the Closing to provide Buyer with any updates, maintenance or technical support with respect to the Intellectual Property; and provided further that Seller shall retain an irrevocable, perpetual and fully paid-up license to use the Intellectual Property; provided that Buyer shall have no obligation following the Closing to provide Seller with any updates, maintenance or technical support with respect to the Intellectual Property;

        (m) The assets comprising the Decommissioning Funds and the Texas Disposal Fund together with all related accounting and other records, including, without limitation, records necessary to determine the Tax Basis of each asset in the Decommissioning Funds;

        (n) All Nuclear Insurance Policies as provided in Schedule 1.1(109) and the rights to proceeds from insurance policies for coverage of Purchased Assets and Assumed Liabilities and Obligations, excluding however, (i) any rights to receive premium refunds, distributions and continuity credits with respect to periods prior to the Closing Date pursuant to the ANI nuclear industry credit rating plan and (ii) Seller's account balance with respect to its membership in NEIL accrued up to the Closing Date;

        (o) Subject to Section 6.13(d), all rights in and to any causes of action against third parties (including indemnification and contribution) relating to any Real Property or personal property, Permits, Environmental Permits, Taxes, Real Property Agreements or Seller's Agreements, if any, including any claims for refunds, prepayments, offsets, recoupment, insurance proceeds, condemnation awards, judgments and the like, whether received as payment or credit against future liabilities, relating specifically to the Facility or the Site, other than any such rights relating solely to Excluded Assets or Excluded Liabilities;

        (p) Subject to Section 6.13(b), any claims of Seller related to the Department of Energy's defaults under the DOE Standard Contract accrued as of the Closing Date, whether relating to periods prior to or following the Closing Date, excluding such claims as may relate to the one- time fee with respect to fuel burned prior to April 7, 1983; and

        (q) The assets funding the benefits plans referred to in Section
6.10(t).

     2.2 EXCLUDED ASSETS. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed as conferring on Buyer, and Buyer is not acquiring, any right, title or interest in or to the following specific assets which are associated with the Purchased Assets, but which are hereby specifically excluded from the sale and the definition of Purchased Assets herein (the "EXCLUDED ASSETS"):

        (a) The electrical transmission, communication, substation and other assets necessary for current or future transmission and distribution operations (as opposed to generation facilities) of Seller located at the Site or forming part of the Facility (whether or not regarded as a "transmission" or "generation" asset for regulatory or accounting purposes), including all switchyard facilities, substation facilities and support equipment within the 115kV and the 345kV substation, as well as all permits, contracts and warranties, to the extent they relate to such assets (collectively, the "TRANSMISSION ASSETS"), to be transferred to Velco pursuant to the Transmission Asset Purchase Agreement identified in Schedule 2.2(a);

        (b) Certificates of deposit, shares of stock, securities, bonds, debentures, debt instruments and interests in joint ventures, partnerships, limited liability companies and other entities (including, without limitation, Seller's member account balances with NEIL), except the assets comprising the Decommissioning Funds;

        (c) All cash, cash equivalents, bank deposits, accounts and notes receivable (trade or otherwise), and any income, sales, property, payroll or other Tax receivables, except the assets comprising the Decommissioning Funds;

        (d) All rights to premium refunds made after the Closing Date under any insurance policies of Seller, including (i) any rights to receive premium refunds, distributions and continuity credits with respect to periods prior to the Closing Date pursuant to the ANI nuclear industry credit rating plan and (ii) Seller's account balance with respect to its membership in NEIL accrued up to the Closing Date;

        (e) All claims for refunds of Department of Energy Decontamination and Decommissioning Fees paid by Seller;

        (f) All tariffs, agreements and arrangements to which Seller is a party for the purchase or sale of electric capacity and/or energy or for the purchase of transmission or ancillary services;

        (g) Any asserted or unasserted rights or claims that relate to the Excluded Assets or the Excluded Liabilities;

        (h) Any rights that accrue or will accrue to Seller under this Agreement;

        (i) Any and all of Seller's rights in any contract representing an intercompany transaction between Seller and an Affiliate of Seller, whether or not such transaction relates to the provision of goods and services, payment arrangements, intercompany charges or balances, or the like;

        (j) The Vermont Yankee Spent Fuel Disposal Trust and claims of Seller related or pertaining to the Department of Energy's defaults under the Department of Energy Standard Contract to the extent applicable to the one-time fee with respect to fuel burned prior to April 7, 1983;

        (k) The name "Vermont Yankee Nuclear Power Corporation" and any related or similar trade names, trademarks, service marks, corporate names or logos, and any part, derivative or combination thereof, except "Vermont Yankee Nuclear Power Station"; and

        (l) Any attorney-client privilege between Seller and any counsel representing Seller in connection with the negotiation, preparation, execution and delivery of and closing under this Agreement and all matters arising from or relating to this Agreement and the transactions contemplated hereby, and all attorney work product associated therewith.

     2.3 ASSUMED LIABILITIES AND OBLIGATIONS. On the Closing Date, Buyer shall deliver to Seller the Assignment and Assumption Agreement pursuant to which Buyer shall assume and agree to discharge when due, all of the following Liabilities of Seller (collectively, "ASSUMED LIABILITIES AND OBLIGATIONS"):

        (a) All Liabilities of Seller arising on or after the Closing Date under
(i) Seller's Agreements (except as set forth in Schedule 2.3(a)), the Real Property Agreements and the Transferable Permits in accordance with the terms thereof, (ii) the contracts, agreements, personal property leases, commitments, understandings or instruments entered into by Seller with respect to the Purchased Assets and disclosed on other schedules to this Agreement (other than any schedule specifically excluding any such agreements), (iii) the contracts, agreements, personal property leases, commitments, understandings or instruments entered into by Seller with respect to the Purchased Assets after the date hereof consistent with the terms of Section 6.1 hereof, and (iv) the Purchased Assets (except to the extent any Liabilities related to such Purchased Assets are Excluded Liabilities), except in each case to the extent such Liabilities, but for a breach or default by Seller or a related waiver or extension, would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such breach or default or related waiver or extension or out of any event which after the giving of notice would constitute a default by Seller;

        (b) Except as provided in Sections 2.4(d) and 2.4(g) and except for the Remediation work specifically identified and required by Section 6.17 to be performed by or on behalf of Seller, all Liabilities (except for Excluded Liabilities) under or related to Environmental Laws or the common law with respect to the Purchased Assets;

        (c) All Liabilities associated with the Purchased Assets in respect of Taxes for which Buyer is liable pursuant to Section 3.5 or 6.8(a) hereof;

        (d) All Liabilities with respect to the Transferred Employees on and after the Closing Date for which Buyer is responsible pursuant to Section 6.10;

        (e) With respect to the Purchased Assets, any Tax that may be imposed by any federal, state or local government on the ownership, sale, operation or use of the Purchased Assets on or after the Closing Date, except for any Income Taxes attributable to income received by Seller;

        (f) All Liabilities of the Seller in respect of (i) the Decommissioning of the Facility following permanent cessation of operations, (ii) the management, storage, transportation and disposal of Spent Nuclear Fuel (other than that excluded pursuant to Section 2.4(o)), (iii) the Texas Disposal Fund and (iv) any other post-shut-down disposition of the Facility or any other of the Purchased Assets;

        (g) Except as provided in Sections 2.4(d), 2.4(g) and 2.4(o) and except for Seller's obligations set forth in Section 6.13, all Liabilities arising under or relating to Nuclear Laws or relating to any claim in respect of Nuclear Material arising out of the ownership or operation of the Purchased Assets whether occurring prior to, on or after the Closing Date, including liabilities or obligations arising out of or resulting from an "extraordinary nuclear occurrence," "nuclear incident" or "precautionary evacuation" (as such terms are defined in the Atomic Energy Act) at the Site, or any other licensed nuclear reactor site in the United States, including, without limitation, liability for any deferred premiums assessed in connection with such a nuclear incident or precautionary evacuation under any applicable NRC or industry retrospective rating plan or insurance policy, including any mutual insurance pools established in compliance with the requirements imposed under Section 170 of the Atomic Energy Act and 10 C.F.R. Part 140, 10 C.F.R. ss. 50.54(w); and

        (h) All Liabilities under the NRC Operating License relating to the period after the Closing Date imposed by the NRC.

     2.4 EXCLUDED LIABILITIES. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to impose on Buyer, and Buyer shall not assume or be obligated to pay, perform or otherwise discharge any Liabilities of Seller that are not expressly identified as Assumed Liabilities and Obligations, including, without limitation, the following Liabilities (the "EXCLUDED LIABILITIES"):

        (a) Any Liabilities of Seller in respect of any Excluded Assets or other assets of Seller which are not Purchased Assets;

        (b) Any Liabilities in respect of Taxes attributable to the ownership, operation or use of Purchased Assets for taxable periods, or portions thereof, ending before the Closing Date, except for Taxes for which Buyer is liable pursuant to Sections 3.5 or 6.8(a) hereof;

        (c) Any Liabilities of Seller accruing under any of Seller's Agreements prior to the Closing Date and any Liabilities of Seller under the Seller's Agreements listed on Schedule 2.3(a);

        (d) Any Liabilities of Seller arising under or relating to Nuclear Laws or the common law, whether such Liability is known or unknown, contingent or accrued (whether or not arising or made manifest before the Closing Date or on or after the Closing Date), arising as a result of, or in connection with, or allegedly caused by, the disposal, treatment, storage, transportation, discharge, Release or recycling of Low Level Waste or other Nuclear Material, where such activities occurred off-Site prior to the Closing Date;

        (e) Any fines, penalties or costs imposed by a Governmental Authority with respect to the Purchased Assets resulting from (i) an investigation, proceeding, request for information or inspection before or by a Governmental Authority relating to actions or omissions of Seller prior to the Closing Date or (ii) illegal acts, willful misconduct or gross negligence of Seller;

        (f) Any payment obligations of Seller for goods delivered or services rendered prior to the Closing Date, including, without limitation, rental or lease payments pursuant to the Real Property Agreements and any leases relating to Tangible Personal Property;

        (g) Any Liability arising under or related to Environmental Laws or the common law, whether such Liability is known or unknown, contingent or accrued (whether or not arising or made manifest before the Closing Date or on or after the Closing Date), arising as a result of, in connection with or allegedly caused by, the disposal, treatment, storage, transportation, discharge, Release or recycling of Hazardous Substances, where such activities occurred off-Site prior to the Closing Date;





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

        (h) Any Liabilities to third parties (including employees) for personal injury or tort (including, without limitation, toxic torts) arising out of the ownership or operation of the Purchased Assets prior to the Closing Date, whether or not such Liability arose or was made manifest on or after the Closing
Date);

        (i) [Intentionally Omitted];

        (j) Subject to Section 6.10, any Liabilities relating to any Benefit Plan maintained by Seller, or any employee benefit plan as defined in Section 3(3) of ERISA and maintained by any trade or business (whether or not incorporated) which is or ever has been under common control, or which is or ever has been treated as a single employer, with Seller under Section 414 (b) ,
(c) , (m) or (o) of the Code ("ERISA AFFILIATE") or to which Seller or any ERISA Affiliate contributed (the "ERISA AFFILIATE PLANS"), including any multi-employer plan contributed to at any time by Seller or any ERISA Affiliate, or any multi-employer plan to which Seller or any ERISA Affiliate is or was obligated at any time to contribute, including, without limitation, any such Liability (i) relating to benefits payable under any Benefit Plans, (ii) relating to the PBGC under Title IV of ERISA, (iii) relating to a multi-employer plan, (iv) with respect to noncompliance with the notice and benefit continuation requirements of COBRA, (v) with respect to any noncompliance with ERISA or any other applicable laws, or (vi) with respect to any suit, proceeding or claim which is brought against Buyer, any Benefit Plan, ERISA Affiliate Plan, or any fiduciary or former fiduciary of any such Benefit Plan or ERISA Affiliate Plan;

        (k) Subject to Section 6.10, any Liabilities relating to the employment or termination of employment, including discrimination, wrongful discharge, unfair labor practices, the constructive termination by Seller of any individual or any similar or related claim or cause of action, arising or related to the period prior to the Closing Date with respect to the Purchased Assets or Transferred Employees, except to the extent such Liabilities result from the affirmative conduct of the Buyer;

        (l) Except as provided in Section 6.10, any obligations for wages, overtime, employment Taxes, severance pay, transition payments in respect of compensation or similar benefits or similar claims or causes of action accruing or arising prior to the Closing Date under any term or provision of any contract, plan, instrument or agreement relating to any of the Purchased Assets;

        (m) Any Liability of Seller arising out of a breach by Seller of any of its obligations under this Agreement or the Ancillary Agreements;

        (n) Any obligation of Seller to indemnify a Buyer Indemnitee under this Agreement; and

        (o) Any Liability of Seller under the DOE Standard Contract with respect to the one-time fee for fuel burned prior to April 7, 1983.




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

                                   ARTICLE III

                                   THE CLOSING

     3.1 CLOSING. Upon the terms and subject to the satisfaction of the conditions contained in Article VII of this Agreement, the sale, assignment, conveyance, transfer and delivery of the Purchased Assets to Buyer, the payment of the Cash Purchase Price to Seller, and the consummation of the other respective obligations of the Parties contemplated by this Agreement shall take place at a closing (the "CLOSING") (except for obligations specifically contemplated hereby to be completed after the Closing), to be held at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania, at 10:00 a.m. local time, or another mutually acceptable time and location, on the date that is fifteen (15) Business Days following the date on which the last of the conditions precedent to Closing set forth in Article VII of this Agreement have been either satisfied or waived by the Party for whose benefit such conditions precedent exist but in any event not after the Termination Date, unless the Parties mutually agree on another date. The date of Closing is hereinafter called the "CLOSING DATE." The Closing shall be effective for all purposes as of 12:01 a.m. on the Closing Date.

     3.2 PURCHASE PRICE; PAYMENT. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, in consideration of Seller's sale, assignment, conveyance, transfer and delivery of the Purchased Assets to Buyer, at the Closing Buyer will (a) pay or cause to be paid to Seller an aggregate amount of Ten Million Dollars ($10,000,000), plus or minus any adjustments pursuant to the provisions of this Agreement (as so adjusted, the "CASH PURCHASE PRICE"), by wire transfer of immediately available funds denominated in U.S. dollars or by such other means as are agreed upon by Seller and Buyer, and (b) assume the Assumed Liabilities and Obligations specified in
Section 2.3 (the sum of the Cash Purchase Price and the Assumed Liabilities and Obligations is referred to herein collectively as the "PURCHASE PRICE").

     3.3 ADJUSTMENT TO CASH PURCHASE PRICE.

        (a) Subject to Section 3.3(b), at the Closing, the Cash Purchase Price shall be adjusted, without duplication, to account for the items set forth in this Section 3.3(a):

          (i) The Cash Purchase Price shall be adjusted to account for the items prorated as of the Closing Date pursuant to Section 3.5.

          (ii) The Cash Purchase Price shall be increased by an amount equal to $90,000 multiplied by the number of days prior to December 1, 2000 on which Closing occurs.

          (iii) The Cash Purchase Price shall be increased by the amount expended by Seller between the date hereof and the Closing Date for capital additions to or replacements of property, plant and equipment included in the Purchased Assets and other expenditures or repairs on property, plant and equipment included in the Purchased Assets that are capitalized by Seller in accordance with its normal accounting policies; provided, that such expenditures (A) are not described in the capital budgets listed in Schedule 6.1, (B) are not required (1) for the customary operation and maintenance of VYNPS, (2) to replace equipment which has failed for any other reason, or (3) to comply with applicable laws, rules and regulations, and (C) Buyer has specifically requested or approved such expenditures in writing ("CAPITAL EXPENDITURES"). Nothing in this paragraph shall be construed to limit Seller's rights and obligations to make all capital expenditures necessary to comply with NRC licenses and other Permits.

          (iv) The Cash Purchase Price shall be decreased by an amount necessary to complete the Seller's plan of Remediation at the time of Closing pursuant to Section 6.17, as mutually agreed upon by the Parties.

          (v) The Cash Purchase Price shall be adjusted to the extent that the technical work set forth on Schedule 3.3(a)(v) is not completed by the Closing Date in such amounts as set forth on Schedule 3.3(a)(v).

          (vi) The Cash Purchase Price shall be adjusted to account for the items to be adjusted pursuant to Section 6.10.

          (vii) The Cash Purchase Price shall be decreased to the extent that the Low Level Waste that has been generated in the operations of the Facility prior to Closing and is on-Site at the Closing has an associated disposal cost in excess of $250,000.

        (b) At least thirty (30) calendar days prior to the Closing Date, Seller shall prepare and deliver to Buyer an estimated closing statement (the "ESTIMATED CLOSING STATEMENT") that shall set forth Seller's best estimate of all estimated adjustments to the Cash Purchase Price required by Section 3.3(a) (the "ESTIMATED ADJUSTMENT"). Within twenty (20) calendar days after the delivery of the Estimated Closing Statement by Seller to Buyer, Buyer may object in good faith to the Estimated Adjustment in writing. The Seller agrees to cooperate with the Buyer and give the Buyer and its representatives information used to prepare the Estimated Adjustment. If Buyer objects to the Estimated Adjustment, the Parties shall attempt to resolve their differences by negotiation. If the Parties are unable to do so prior to the Closing Date (or if Buyer does not object to the Estimated Adjustment), the Cash Purchase Price shall be adjusted (the "CLOSING ADJUSTMENT") for the Closing by the amount of the Estimated Adjustment not in dispute. The disputed portion shall be resolved in accordance with the provisions of Section 3.3(c) and paid as part of any Post- Closing Adjustment to the extent required by Section 3.3(c).

        (c) Within sixty (60) days after the Closing Date, Seller shall prepare and deliver to Buyer a final closing statement (the "POST-CLOSING STATEMENT") that shall set forth all adjustments to the Cash Purchase Price required by
Section 3.3(a) not previously effected by the Closing Adjustment (the "PROPOSED POST-CLOSING ADJUSTMENT") and all work papers detailing such adjustments. The Post-Closing Statement shall be prepared using the same accounting principles, policies and methods as Seller has historically used in connection with the calculation of the items reflected on such Post-Closing Statement. Within thirty
(30) days after the delivery of the Post- Closing Statement by Seller to Buyer, Buyer may object to the Proposed Post-Closing Adjustment in writing. Seller agrees to cooperate with Buyer to provide Buyer with the information used to prepare the Post-Closing Statement and information relating thereto. If Buyer objects to the Proposed Post-Closing Adjustment, the Parties shall attempt to resolve such dispute by negotiation. If the Parties are unable to resolve such dispute within thirty (30) days after any objection by Buyer, the Parties shall appoint the Independent Accounting Firm, which shall, at Seller's and Buyer's joint expense, review the Proposed Post-Closing Adjustment and determine the appropriate adjustment to the Cash Purchase Price, if any, within thirty (30) days after such appointment. The Parties agree to cooperate with the Independent Accounting Firm and provide it with such information as it reasonably requests to enable it to make such determination. The finding of such Independent Accounting Firm shall be binding on the Parties hereto. Upon determination of the appropriate adjustment (the "POST-CLOSING ADJUSTMENT") by agreement of the Parties or by binding determination of the Independent Accounting Firm, the Party owing the difference shall deliver such amount to the other Party no later than two (2) Business Days after such determination, in immediately available funds or in any other manner as reasonably requested by the payee.

     3.4 ALLOCATION OF PURCHASE PRICE. Buyer and Seller shall agree upon an allocation among the Purchased Assets of the Purchase Price consistent with
Section 1060 of the Code and the Treasury Regulations thereunder within sixty
(60) days after the Closing Date, except to the extent any such allocation is required for the calculation of transfer taxes paid at Closing in which case Buyer and Seller shall agree upon an allocation for Purchased Assets subject to such transfer taxes at least ten days prior to the Closing Date. If Buyer and Seller cannot agree on any such allocation, such dispute shall be resolved in accordance with Section 6.8(d) of this Agreement. Buyer and Seller shall treat the transaction contemplated by this Agreement as the acquisition by Buyer of a trade or business for United States federal income tax purposes and agree that no portion of the consideration therefor shall be treated in whole or in part as the payment for services or future services. The allocation required by this
Section 3.4 shall be revised based on the Post-Closing Adjustment within one hundred eighty (180) days after the Closing Date. Each of Buyer and Seller agrees to file IRS Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with any such agreed allocation as adjusted as provided herein. Each of Buyer and Seller shall report the transactions contemplated by this Agreement for federal Tax and all other Tax purposes in a manner consistent with any such allocation determined pursuant to this Section 3.4. Each of Buyer and Seller agrees to provide the other promptly with any information required to complete Form 8594. Buyer and Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding any allocation of the Purchase Price determined pursuant to this
Section 3.4. Buyer and Seller shall not take any position in any Tax Return, Tax proceeding or audit that is inconsistent with such allocation.

     3.5 PRORATIONS.

        (a) Buyer and Seller agree that all of the items normally prorated, including those listed below (but not including Income Taxes), relating to the business and operation of the Purchased Assets shall be prorated as of the Closing Date, with Seller liable to the extent such items relate to any time period prior to the Closing Date, and Buyer liable to the extent such items relate to periods commencing with the Closing Date (measured in the same units used to compute the item in question, otherwise measured by calendar days):

          (i) Personal property, real estate and occupancy Taxes, assessments and other charges, including those of the type that could give rise to a Permitted Encumbrance, if any, on or with respect to the business and operation of the Purchased Assets;

          (ii) Rent, Taxes and all other items (including prepaid services or goods not included in Inventory) payable by or to Seller under any of Seller's Agreements;

          (iii) Any permit, license, registration, compliance assurance fees or other fees with respect to any Transferable Permit;

          (iv) Sewer rents and charges for water, telephone, electricity and other utilities;

          (v) Rent and Taxes and other items payable by Seller under the Real Property Agreements assigned to Buyer;

          (vi) Fees or charges imposed by the Institute for Nuclear Power Operations, Nuclear Energy Institute, NRC or any other Governmental Authority; and

          (vii) Insurance premiums with respect to the policies transferred to Buyer pursuant to Section 2.1(n).

        (b) In connection with the prorations referred to in (a) above, in the event that actual figures are not available at the Closing Date, the proration shall be based upon the actual Taxes or other amounts accrued through the Closing Date or paid for the most recent year (or other appropriate period) for which actual Taxes or other amounts paid are available. Such prorated Taxes or other amounts shall be re-prorated and paid to the appropriate Party within sixty (60) days of the date that the previously unavailable actual figures become available. The prorations shall be based on the number of days in a year or other appropriate period (i) before the Closing Date and (ii) including and after the Closing Date. Seller and Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 3.5.

     3.6 DELIVERIES BY SELLER. At the Closing, Seller will deliver, or cause to be delivered, the following to Buyer:

        (a) The Power Purchase Agreement Cash-Out Payments by any Sponsors making the Power Purchase Agreement Cash-Out Election, by wire transfers of immediately available funds denominated in U.S. dollars or by such other means as are agreed to in advance of the Closing by Buyer;

        (b) The Bill of Sale, duly executed by Seller;

        (c) Copies of any and all governmental and other third party consents, waivers or approvals obtained by Seller with respect to the transfer of the Purchased Assets, or the consummation of the transactions contemplated by this Agreement;

       (d) The opinion of counsel and officer's certificate contemplated by
Section 7.1;

        (e) One or more quit claim deeds conveying the Real Property to Buyer, substantially in the form of Exhibit I hereto, duly executed and acknowledged by Seller in recordable form, and any owner's affidavits or similar documents reasonably required by the title company;

        (f) All Ancillary Agreements to which Seller is a party, duly executed by Seller and the other parties thereto other than Buyer;

        (g) A FIRPTA Affidavit, duly executed by Seller;

        (h) The Power Purchase Agreement and the Amendatory Power Agreements duly executed by the Sponsors set forth therein;

        (i) The Power Purchase Agreement Cash-Out Elections, duly executed by the Sponsors making such election;

        (j) The Easement Agreement and the Interconnection Agreement duly executed by Velco;

        (k) Seller's Decommissioning Funds Certificate, if required by Seller's Decommissioning Trust Agreement;

        (l) Copies, certified by the Secretary or Assistant Secretary of Seller, of corporate resolutions of the stockholders and board of directors of Seller authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Seller in connection herewith, and the consummation of the transactions contemplated hereby;

        (m) A certificate of the Secretary or Assistant Secretary of Seller identifying the name and title and bearing the signatures of the officers of Seller authorized to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by Seller in connection herewith;

        (n) A certificate of good standing with respect to Seller (dated within three (3) Business Days of the Closing Date), issued by the Secretary of State of the State of Vermont;

        (o) To the extent available, originals of all Seller's Agreements, Real Property Agreements and Transferable Permits and, if not available, true and correct copies thereof, together with notices to and, if required by the terms thereof, consents by other Persons which are parties to such Seller's Agreements, Real Property Agreements and Transferable Permits;

        (p) The assets of the Decommissioning Funds to be transferred pursuant to Section 6.12 shall be delivered to the Trustee under the Post-Closing Decommissioning Trust Agreement (or to Buyer if so directed in writing by Buyer, subject to any required regulatory approvals);

        (q) All such other instruments of assignment, transfer or conveyance as shall, in the reasonable opinion of Buyer and its counsel, be necessary or desirable to transfer to Buyer the Purchased Assets, in accordance with this Agreement and where necessary or desirable in recordable form;

        (r) Evidence of the credit insurance or surety bond referred to in
Section 7.1(x); and

        (s) Such other agreements, consents, documents, instruments and writings as are required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith.

     3.7 DELIVERIES BY BUYER. At the Closing, Buyer will deliver, or cause to be delivered, the following to Seller:

        (a) The Cash Purchase Price, as adjusted pursuant to Section 3.3;

        (b) The opinion of counsel and officer's certificate contemplated by
Section 7.2;

        (c) All Ancillary Agreements to which Buyer is a party, duly executed by Buyer;

        (d) Copies, certified by the Secretary or Assistant Secretary of Buyer, of resolutions authorizing the execution and delivery of this Agreement, and all of the agreements and instruments to be executed and delivered by Buyer in connection herewith, and the consummation of the transactions contemplated hereby;

        (e) A certificate of the Secretary or Assistant Secretary of Buyer identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute and deliver this Agreement and the other agreements to be executed and delivered by Buyer in connection herewith;

        (f) Certificates of good standing with respect to Buyer (dated within three (3) Business Days of the Closing Date), issued by the Secretary of State of the State of Delaware and the Secretary of State of the State of Vermont;

        (g) All such other instruments of assumption as shall, in the reasonable opinion of Seller and its counsel, be necessary for Buyer to assume the Assumed Liabilities and Obligations in accordance with this Agreement;

        (h) Copies of any and all governmental and other third party consents, waivers or approvals obtained by Buyer with respect to the transfer of the Purchased Assets, or the consummation of the transactions contemplated by this Agreement;

        (i) Such other agreements, documents, instruments and writings as are required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith; and

        (j) Evidence of Buyer's membership in NEPOOL.

     3.8 PRE-CLOSING DELIVERIES. (a) Sponsors having entitlement percentages for the purchase of energy, net capacity and ancillary products from the Facility of not more than 45% in the aggregate may elect to cash-out of the Sponsor's obligations with respect to such entitlement percentages by delivering a Power Purchase Agreement Cash-Out Election to Buyer, with a copy to Seller, which election shall be made on or before November 1, 1999.

        (b) The Buyer and Seller have executed and delivered as of the Agreement Date the releases substantially in the form of Exhibit N.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants to Buyer, to the Seller's Knowledge, as follows:

     4.1 ORGANIZATION; QUALIFICATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted. Seller has heretofore delivered to Buyer complete and correct copies of its Articles of Association and Bylaws as currently in effect.

     4.2 AUTHORITY. Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action required on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Seller, and assuming that this Agreement constitutes a valid and binding agreement of Buyer, subject to the receipt of Seller's Required Regulatory Approvals, constitutes the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

     4.3 CONSENTS AND APPROVALS; NO VIOLATION.

        (a) Except as set forth in Schedule 4.3(a), and subject to the receipt of Seller's Required Regulatory Approvals, neither the execution and delivery by Seller of this Agreement or the Ancillary Agreements to which Seller is a party nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in the breach or violation of any provision of the Articles of Association or Bylaws of Seller, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other restriction of any Governmental Authority to which the Seller or any of its property is subject, (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Seller is a party or by which Seller or any of the Purchased Assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, create a Material Adverse Effect, or (iv) constitute violations of any order, writ, injunction, decree, statute, rule or regulation applicable to Seller, or any of its assets, which violation, individually or in the aggregate, would create a Material Adverse Effect.

        (b) Except as set forth in Schedule 4.3(b) (the filings and approvals, including all relevant decisions and orders, applicable to the Seller and/or the Sponsors and referred to in Schedule 4.3(b) are collectively referred to as the "SELLER'S REQUIRED REGULATORY APPROVALS"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by Seller of the transactions contemplated hereby, other than (i) such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, will not, individually or in the aggregate, create a Material Adverse Effect or (ii) such declarations, filings, registrations, notices, authorizations, consents or approvals which become applicable to Seller as a result of the specific regulatory status of Buyer (or any of its Affiliates) or the result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged.

     4.4 FINANCIAL STATEMENTS; REPORTS.

        (a) Seller has delivered to Buyer complete and correct copies of (i) its balance sheets at December 31, 1996, 1997 and 1998 and the related statements of income and retained earnings and statements of cash flows and capital expenditures for the years then ended, together with the notes thereto and the report thereon by Arthur Andersen LLP and (ii) its unaudited balance sheets at the end of each calendar month ended after December 31, 1998 and prior to the date hereof and its unaudited statements of operations and cash flows for such months. Such financial statements, including all related notes, fairly present in all material respects the consolidated financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of Seller as of the respective dates thereof and the consolidated results of operations, changes in retained earnings and cash flows of Seller for the periods indicated in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except for changes in accounting principles disclosed in the notes thereto) and subject in the case of interim financial statements to year-end adjustments and the absence of notes. The audited financial statements of Seller as at and for the year ended December 31, 1998 are referred to herein as the "1998 FINANCIAL STATEMENTS." The balance sheet of Seller as of the latest date referred to in clause (ii) above fairly presents in all material respects, subject to year end adjustments and the absence of notes, the amounts owed by Seller to the Sponsors and owed to Seller by the Sponsors as of such date.

        (b) Since January 1, 1995, Seller has filed or caused to be filed with the applicable state or local utility commissions or regulatory bodies, the NRC and the FERC, as the case may be, all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by Seller with respect to the Purchased Assets or the operation thereof under each of the applicable state public utility laws, the Federal Power Act, the Atomic Energy Act, the Energy Reorganization Act and the Price-Anderson Act and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder in effect on the date each such report was filed, and there are no material misstatements or omissions relating to the Purchased Assets in any such report; provided, however, that Seller shall not be deemed to be making any representation or warranty to Buyer hereunder concerning the financial statements of Seller contained in any such reports.

     4.5 UNDISCLOSED LIABILITIES. Other than those applicable only to Excluded Liabilities, except as set forth in Schedule 4.5, in the 1998 Financial Statements, in any other schedule hereto or except as would not have a Material Adverse Effect, the Purchased Assets are not subject to any liability or obligation (whether absolute, accrued, contingent or otherwise) that has not been accrued or reserved against in Seller's financial statements as of the end of the most recent fiscal quarter for which such statements are available or disclosed in the notes thereto in accordance with generally accepted accounting principles consistently applied.

     4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since January 1, 1999, except as set forth in Schedule 4.6, there has not been (a) any Material Adverse Effect,
(b) any damage, destruction or casualty loss, whether or not covered by insurance, which, individually or in the aggregate, created a Material Adverse Effect, or (c) any agreement, commitment or transaction entered into by Seller that is material to the ownership or operation of the Purchased Assets and remains in full force and effect on the date hereof.

     4.7 TITLE AND RELATED MATTERS. Except for Permitted Encumbrances, Seller has good and marketable title as set forth in the Title Commitment, insurable by a nationally recognized title insurance company, to the Real Property to be conveyed by it hereunder free and clear of all Encumbrances. The Real Property constitutes all of the real property necessary to operate the Facility as currently operated. Except for Permitted Encumbrances and as set forth in
Schedule 4.7B, Seller has good and valid title to each of the Purchased Assets not constituting Real Property free and clear of all Encumbrances.

     4.8 REAL PROPERTY AGREEMENTS. Schedule 4.8 lists, as of the date of this Agreement, all real property leases, easements, licenses and other rights in real property (collectively, the "REAL PROPERTY AGREEMENTS") to which Seller is a party and which (a) are to be transferred and assigned to Buyer on the Closing Date, (b) affect all or any part of any Real Property in any material respect, or (c) (i) provide for annual payments of more than $100,000 or (ii) are material to the ownership or operation of the Purchased Assets. Except as set forth in Schedule 4.8, all such Real Property Agreements are valid, binding and enforceable on Seller in accordance with their terms and are in full force and effect; there are no existing material defaults by Seller or any other party thereunder; and no event has occurred which (whether with or without notice, lapse of time or both) would constitute a material default by Seller or any other party thereunder.

     4.9 INSURANCE. All material policies of fire, liability, property damage, worker's compensation and other forms of insurance owned or held by Seller and insuring the Purchased Assets are listed in Schedule 4.9 along with the amount of the coverage, the type of insurance, the risks insured, the expiration date and the policy number. Except as set forth in Schedule 4.9, all of such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid or will be paid prior to Closing (other than retroactive premiums which may be payable with respect to comprehensive general liability and workers' compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. Except as described in Schedule 4.9, as of the date of this Agreement, Seller has not been refused any insurance with respect to the Purchased Assets nor has Seller's coverage been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last twelve months.

     4.10 ENVIRONMENTAL MATTERS. With respect to the Purchased Assets and the ownership or operation thereof by Seller, except as disclosed in Schedule 4.10

        (a) Seller has obtained and holds all Environmental Permits that are material to the ownership and operation of the Facility;

        (b) Seller is in material compliance with all terms, conditions and provisions of (i) all applicable Environmental Laws and (ii) all Environmental Permits;

        (c) there are no Environmental Claims relating to or with respect to the Purchased Assets and no facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim with respect to the Purchased Assets;

        (d) no Releases of Hazardous Substances have occurred at the Site and no Hazardous Substances are present in, on, about or, based on the monitoring that has been conducted, migrating to or from the Site that could give rise to an Environmental Claim against Seller;

        (e) the Site is not a current or proposed Environmental Clean-up Site;

        (f) there are no Encumbrances arising under or pursuant to any Environmental Law with respect to the Purchased Assets and there are no facts, circumstances, or conditions that could reasonably be expected to restrict, encumber or result in the imposition of special conditions under any Environmental Law with respect to the ownership, occupancy, development, use or transferability of the Purchased Assets;

        (g) there are no (i) underground storage tanks, active or abandoned, or
(ii) polychlorinated-biphenyl-containing equipment;

        (h) there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of or which are in the possession of Seller which have not been delivered to Buyer prior to execution of this Agreement; and

        (i) there have been no claims by Seller against comprehensive general liability and excess insurance carriers for any Loss resulting from, relating to or arising from Environmental Claims.

     4.11 LABOR MATTERS. Seller has previously delivered to Buyer a true, correct and complete copy of the IBEW Collective Bargaining Agreement, which is the only collective bargaining agreement with unionized workers to which Seller is a party or is subject and which relates to the Purchased Assets. With respect to the ownership or operation of the Purchased Assets, except to the extent set forth in Schedule 4.11 (which matters shall remain the sole responsibility of Seller): (a) Seller is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours; (b) Seller has not received notice of any unfair labor practice complaint pending before the National Labor Relations Board; (c) there is no labor strike, slowdown or stoppage actually pending or threatened by any authorized representative of any union or other representative of employees against or affecting Seller; (d) Seller has not received notice that any representation petition respecting the employees of Seller has been filed with the National Labor Relations Board; (e) no arbitration proceeding arising out of or under collective bargaining agreements is pending against Seller; and (f) Seller has not experienced any primary work stoppage since at least December 31, 1994.

     4.12 ERISA; BENEFIT PLANS.

        (a) Schedule 4.12(a) lists all deferred compensation, profit-sharing, retirement and pension plans and all material bonus and other employee benefit or fringe benefit plans maintained or with respect to which contributions are made by Seller in respect of employees employed at the Purchased Assets ("BENEFIT PLANS"). True, correct and complete copies of all such Benefit Plans have been made available to Buyer.

        (b) Except as set forth in Schedule 4.12(b), Seller and any ERISA Affiliates have fulfilled their respective obligations under the minimum funding requirements of Section 302 of ERISA and Section 412 of the Code with respect to each Benefit Plan which is an "employee pension benefit plan" as defined in
Section 3(2) of ERISA and to which Section 302 of ERISA applies, and each such plan is in compliance in all material respects with the presently applicable provisions of ERISA and the Code. Except as set forth in Schedule 4.12(b), neither Seller nor any ERISA Affiliate has incurred any liability under Sections 4062(b), 4063 or 4064 of ERISA to the PBGC in connection with any Benefit Plan which is subject to Title IV of ERISA, nor any withdrawal liability to any multiemployer pension plan under Section 4201 et seq. of ERISA or to any multiemployer welfare benefit plan, nor is there or has there been any reportable event (as defined in Section 4043 of ERISA) with respect to any Benefit Plan except as set forth in Schedule 4.12(b). Except as set forth in
Schedule 4.12(b), the IRS has issued a letter for each Benefit Plan which is intended to be qualified determining that such plan is exempt from federal Income Tax under Sections 401(a) and 501(a) of the Code and there has been no occurrence since the date of any such determination letter (including, without limitation, statutory or regulatory changes to the requirements of Section 401(a) of the Code for which the remedial amendment period has expired) which has or could have adversely affected such qualification.

        (c) Neither Seller nor any ERISA Affiliate or parent or successor corporation (within the meaning of Section 4069(b) of ERISA) has engaged in any transaction which may be disregarded under Section 4069 or Section 4212(c) of ERISA. Seller does not contribute to and has no liabilities or obligations under any multiemployer plan (within the meaning of Section 3(37) of ERISA). No Benefit Plan or ERISA Affiliate Plan is a multiemployer plan.

        (d) Seller has materially complied with all reporting, disclosure, notice, election, coverage and other benefit requirements of Sections 4980B and 9801-9833 of the Code and Sections 601-734 of ERISA as and when applicable to any Benefit Plan.

     4.13 REAL PROPERTY; PLANT AND EQUIPMENT.

        (a) Schedule 4.13(a) contains a description of, and exhibits indicating the location of, the real property owned by Seller and included in the Purchased Assets (the "REAL PROPERTY").

Complete and correct copies of any current surveys in Seller's possession or any policies of title insurance currently in force and in the possession of Seller with respect to the Real Property have heretofore been delivered by Seller to Buyer. Except for Permitted Encumbrances and except as set forth in such surveys or in Schedule 4.13(a), there are no encroachments onto, overlaps, boundary line disputes or other similar matters with respect to the Real Property and no improvements included in the Real Property encroach upon any adjacent property or any easement or right-of-way.

        (b) Schedule 4.13(b) contains a description of the major equipment components and personal property comprising the Purchased Assets.

        (c) The Purchased Assets conform in all material respects to the Technical Specifications and the Final Safety Analysis Report (FSAR) and are being operated and are in material conformance with all applicable requirements under the Atomic Energy Act, the Energy Reorganization Act, and the rules, regulations, orders and licenses issued thereunder. The Purchased Assets related to the metering of power to and from the VYNPS are in material conformance with all applicable NEPOOL standards and requirements.

     4.14 CONDEMNATION; PUBLIC IMPROVEMENTS. Neither the whole nor any part of the Real Property or any other real property or rights leased, used or occupied by Seller in connection with the ownership or operation of the Purchased Assets is subject to any pending or threatened suit for condemnation or other taking by any Governmental Authority. No assessment for public improvements has been served upon Seller with respect to the Real Property which remains unpaid, including, without limitation, those for construction of sewer, water, electric, gas or steam lines and mains, streets, sidewalks and curbing. There are no public improvements with respect to the Real Property which have been ordered to be made by any Governmental Authority which have not been completed, assessed and paid for prior to the date hereof.

     4.15 CERTAIN CONTRACTS AND ARRANGEMENTS.

        (a) Except (i) as listed in Schedule 4.15(a) or the other schedules to this Agreement or (ii) for contracts, agreements, personal property leases, commitments, understandings or instruments in which all obligations of Seller will expire prior to the Closing Date, Seller is not a party to any written contract, agreement, personal property lease, commitment, understanding or instrument which is material to the ownership or operation of the Purchased Assets.

        (b) Except as disclosed in Schedule 4.15(b), each of Seller's Agreements
(i) constitutes the legal, valid and binding obligation of Seller and constitutes the legal, valid and binding obligation of the other parties thereto, (ii) is in full force and effect, and (iii) may be transferred or assigned to Buyer at the Closing without consent or approval of the other parties thereto, and will continue in full force and effect thereafter, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any material rights thereunder.

        (c) Except as set forth in Schedule 4.15(c), there is not, under any of Seller's Agreements, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the Seller or the other parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, create a Material Adverse Effect.

     4.16 LEGAL PROCEEDINGS, ETC. Except as set forth in Schedule 4.16 or in any filing made by Seller prior to the date hereof pursuant to the Atomic Energy Act, there are no claims, actions, proceedings or investigations pending or threatened against or relating to Seller before any Governmental Authority which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.16 or in any filing made by Seller prior to the date hereof pursuant to the Atomic Energy Act, Seller is not subject to any outstanding judgment, rule, order, writ, injunction or decree of any Governmental Authority which, individually or in the aggregate, could have a Material Adverse Effect.

     4.17 PERMITS; COMPLIANCE WITH LAW.

        (a) Seller has all permits, licenses, franchises and other governmental authorizations, consents and approvals, other than with respect to permits under Environmental Laws referred to and as provided in Section 4.10 hereof, or permits issued by the NRC referred to in Section 4.18 hereof (collectively, "PERMITS"), necessary for the ownership and operation of the Purchased Assets as presently conducted. Except as set forth in Schedule 4.17(a), Seller has not received any written notification that it is in violation of any such Permits, or any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority applicable to it, except for notifications of violations which would not, individually or in the aggregate, have a Material Adverse Effect. Seller is in compliance with all Permits, laws, statutes, orders, rules, regulations, ordinances or judgments of any Governmental Authority applicable to the Purchased Assets, except for violations which could not, individually or in the aggregate, have a Material Adverse Effect.

        (b) Schedule 4.17(b) sets forth all material Permits and Environmental Permits other than Transferable Permits (which are set forth in Schedule 1.1(166)) applicable to the Purchased Assets.

     4.18 NRC LICENSES.

        (a) Seller has all permits, licenses, and other consents and approvals issued by the NRC necessary to own and operate the Purchased Assets as presently operated, pursuant to the requirements of all Nuclear Laws. Except as set forth in Schedule 4.18(a), Seller has not received any written notification that it is in violation of any such licenses, or any order, rule, regulation or decision of the NRC with respect to the Purchased Assets, except for notifications of violations which would not, individually or in the aggregate, have a Material Adverse Effect. Seller is in compliance with all Nuclear Laws and all orders, rules, regulations or decisions of the NRC applicable to Seller with respect to the Purchased Assets, except for violations which could not, individually or in the aggregate, have a Material Adverse Effect.

        (b) Schedule 4.18(b) sets forth all material permits, licenses, and other consents and approvals issued by the NRC applicable to the Purchased Assets.

     4.19 REGULATION AS A UTILITY. Seller is an electric utility company within the meaning of the Holding Company Act, a public utility within the meaning of the Federal Power Act and an electric utility within the meaning of the NRC regulations implementing the Atomic Energy Act and an electric company under the laws of Vermont.

     4.20 TAXES. With respect to the Purchased Assets (a) all Tax Returns required to be filed have been filed and (b) all material Taxes shown to be due on such Tax Returns have been paid in full. Except as set forth in Schedule 4.20, no notice of deficiency or assessment has been received from any taxing authority with respect to liabilities for Taxes of Seller in respect of the Purchased Assets, which have not been fully paid or finally settled, and any such deficiency shown in such Schedule 4.20 is being contested in good faith through appropriate proceedings. Except as set forth in Schedule 4.20, there are no outstanding agreements or waivers extending the applicable statutory periods of limitation for Taxes associated with the Purchased Assets for any period.
Schedule 4.20 sets forth the taxing jurisdictions in which Seller owns assets or conducts business that require a notification to a taxing authority of the transactions contemplated by this Agreement, if the failure to make such notification, or obtain Tax clearances in connection therewith, would either require Buyer to withhold any portion of the Purchase Price or would subject Buyer to any liability for any Taxes of Seller.

     4.21. QUALIFIED DECOMMISSIONING FUND.

        (a) Seller's Qualified Decommissioning Fund is a trust validly existing under the laws of the State of Vermont with all requisite authority to conduct its affairs as it now does. Seller has heretofore delivered to Buyer a copy of the Seller's Decommissioning Trust Agreement as in effect on the date of this Agreement. Seller's Qualified Decommissioning Fund satisfies the requirements necessary for such Fund to be treated as a "Nuclear Decommissioning Reserve Fund" within the meaning of Code Section 468A(a) and as a "nuclear decommissioning fund" and a "qualified nuclear decommissioning fund" within the meaning of Treas. Reg.ss.1.468A-1(b)(3). Such Fund is in compliance in all material respects with all applicable rules and regulations of the NRC, FERC, the VTDPS, the VTPSB and the IRS. Seller's Qualified Decommissioning Fund has not engaged in any acts of "self-dealing" as defined in Treas. Reg.ss.1.468A-5(b)(2). No "excess contribution," as defined in Treas. Reg.ss.1.468A-5(c)(2)(ii), has been made to Seller's Qualified Decommissioning Fund which has not been withdrawn within the period provided under Treas. Reg. ss.1.468A-5(c)(2)(i). Seller has made timely and valid elections to make annual contributions to the Qualified Decommissioning Fund since 1984. Seller has heretofore delivered copies of such elections to Buyer.

        (b) Subject only to Seller's Required Regulatory Approvals, Seller and the Trustee has all requisite authority to cause the assets of the Qualified Decommissioning Fund to be transferred to Buyer in accordance with the provisions of this Agreement.

        (c) Seller and/or the Trustee of the Qualified Decommissioning Fund has/have filed or caused to be filed with the NRC, FERC, the IRS and any relevant state or local authority all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by such entities. Seller has delivered to Buyer a copy of the schedule of ruling amounts most recently issued by the IRS for the Qualified Decommissioning Fund, a copy of the request that was filed to obtain such schedule of ruling amounts and a copy of any pending request for revised ruling amounts, in each case together with all exhibits, amendments and supplements thereto. Any amounts contributed to the Qualified Decommissioning Fund while such request is pending before the IRS and which turn out to exceed the applicable amounts provided in the schedule of ruling amounts issued by the IRS will be withdrawn from the Qualified Decommissioning Fund within the period provided under Treas. Reg. ss. 1.468A-5(c)(2)(i). There are no interim rate orders that may be retroactively adjusted or retroactive adjustments to interim rate orders that may affect amounts that Buyer may contribute to the Qualified Decommissioning Fund or may require distributions to be made from the Qualified Decommissioning Fund.

        (d) Seller has made available to Buyer the balance sheets for the Qualified Decommissioning Fund as of December 31, 1998 and as of the last Business Day before Closing, and they present fairly as of December 31, 1998 and as of the last Business Day before Closing, the financial position of the Qualified Decommissioning Fund in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein. Seller has made available to Buyer information from which Buyer can determine the Tax Basis of all assets in the Qualified Decommissioning Fund as of the last Business Day before Closing. There are no liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due), including, without limitation, any acts of "self-dealing" as defined in Treas. Reg. ss. 1.468A-5(b)(2), or agency or other legal proceedings that may materially affect the financial position of the Qualified Decommissioning Fund other than those, if any, that are disclosed in Schedule 4.21.

        (e) Seller has made available to Buyer all contracts and agreements to which the Trustee of the Qualified Decommissioning Fund, in its capacity as such, is a party.

        (f) The Qualified Decommissioning Fund has filed all Tax Returns required to be filed and all material Taxes shown to be due on such Tax Returns have been paid in full. Except as shown in Schedule 4.21, no notice of deficiency or assessment has been received from any taxing authority with respect to liability for Taxes of the Qualified Decommissioning Fund which have not been fully paid or finally settled, and any such deficiency shown in such
Schedule 4.21 is being contested in good faith through appropriate proceedings. Except as set forth in Schedule 4.21, there are no outstanding agreements or waivers extending the applicable statutory periods of limitations for Taxes associated with the Qualified Decommissioning Fund for any period.

        (g) To the extent Seller has pooled the assets of the Qualified Decommissioning Fund with those of any other assets for investment purposes in periods prior to Closing, such pooling arrangement is a partnership for federal income tax purposes and Seller has filed all Tax Returns required to be filed with respect to such pooling arrangement for such periods.

     4.22 NONQUALIFIED DECOMMISSIONING FUND.

        (a) Seller's Nonqualified Decommissioning Fund is a trust validly existing under the laws of the State of Vermont with all requisite authority to conduct its affairs as it now does. Seller's Nonqualified Decommissioning Fund is in full compliance with all applicable rules and regulations of the NRC and FERC.

        (b) Subject only to Seller's Required Regulatory Approvals, Seller has all requisite authority to cause the assets of the Nonqualified Decommissioning Fund to be transferred to Buyer in accordance with the provisions of this Agreement.

        (c) Seller and the Trustee of the Nonqualified Decommissioning Fund have filed or caused to be filed with the NRC and any relevant state or local authority all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by either of them.

        (d) Seller has made available to Buyer the balance sheets for the Nonqualified Decommissioning Fund as of December 31, 1998 and as of the last Business Day before Closing, and they present fairly as of December 31, 1998 and as of the last Business Day before Closing, the financial position of the Nonqualified Decommissioning Fund in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein. Seller has made available to Buyer information from which Buyer can determine the Tax Basis as of the last Business Day before Closing of all assets (other than cash) of the Nonqualified Decommissioning Fund transferred to Buyer pursuant to Section 6.12(b). There are no liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due) including, without limitation, agency or other legal proceedings, that may materially affect the financial position of the Nonqualified Decommissioning Fund other than those, if any, that are disclosed in Schedule 4.22.

        (e) Seller has made available to Buyer all contracts and agreements to which the Trustee of the Nonqualified Decommissioning Fund, in its capacity as such, is a party.

        (f) If Seller has pooled the assets of the Nonqualified Decommissioning Fund with any other assets at any time prior to Closing, such pooling arrangement is not and shall not be deemed a corporation for tax purposes.

     4.23 ZONING CLASSIFICATION. The Real Property is zoned as set forth in
Schedule 4.23.

     4.24. DISCLAIMER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, THE PURCHASED ASSETS ARE BEING SOLD AND TRANSFERRED "AS IS, WHERE IS," AND SELLER IS NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING SUCH PURCHASED ASSETS, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED OR AS TO THE WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR AS TO THE CONDITION OF THE PURCHASED ASSETS, OR ANY PART THEREOF, OR WHETHER THE SELLER POSSESSES SUFFICIENT REAL PROPERTY OR PERSONAL PROPERTY TO OPERATE THE PURCHASED ASSETS. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN SECTION 4.10, THE SELLER FURTHER SPECIALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY ARISING UNDER ENVIRONMENTAL LAWS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF ANY KIND REGARDING THE CONDITION OF THE PURCHASED ASSETS OR THE SUITABILITY OF THE FACILITIES FOR OPERATION AS POWER PLANTS AND NO OTHER MATERIAL OR INFORMATION PROVIDED BY OR COMMUNICATION MADE BY THE SELLER OR ITS AGENTS WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF THE PURCHASED ASSETS.


                                    ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller, to the Buyer's Knowledge, as follows:

     5.1 ORGANIZATION. Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Buyer has heretofore delivered to Seller complete and correct copies of its Certificate of Formation and Operating Agreement (or other similar governing documents), as currently in effect.

     5.2 AUTHORITY. Buyer has full organizational power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action required on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Buyer, and assuming that this Agreement constitutes a valid and binding agreement of Seller, subject to the receipt of Buyer's Required Regulatory Approvals, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

     5.3 CONSENTS AND APPROVALS; NO VIOLATION.

        (a) Except as set forth in Schedule 5.3(a), and subject to the receipt of Buyer's Required Regulatory Approvals, neither the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the Certificate of Formation or Operating Agreement (or other similar governing documents) of Buyer, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which Buyer is a party or by which any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Buyer Material Adverse Effect, or (iv) violate any law, regulation, order, judgment or decree applicable to Buyer, which violations, individually or in the aggregate, would create a Buyer Material Adverse Effect.

        (b) Except as set forth in Schedule 5.3(b) (the filings and approvals, including all relevant decisions and orders, referred to in such Schedule are collectively referred to as the "BUYER'S REQUIRED REGULATORY APPROVALS"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by Buyer of the transactions contemplated hereby.

     5.4 AVAILABILITY OF FUNDS. Buyer has sufficient funds available to it or has received binding written commitments from third parties to provide sufficient funds to pay the Cash Purchase Price on the Closing Date and to enable Buyer timely to perform all of its obligations under this Agreement and the Ancillary Agreements to which it is a party.

     5.5 LEGAL PROCEEDINGS. There are no actions, suits or proceedings pending, or, to Buyer's Knowledge, threatened, against Buyer or its members before any court, arbitrator or Governmental Authority which, individually or in the aggregate, could have a Buyer Material Adverse Effect or that questions the validity of this Agreement or the Ancillary Agreements to which Buyer is a party or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement or the Ancillary Agreements to which Buyer is a party. Neither Buyer nor its members is subject to any outstanding judgments, rules, orders, writs, injunctions or decrees of any court, arbitrator or Governmental Authority which, individually or in the aggregate, have a Buyer Material Adverse

Effect, or impair, estop, impede, restrain, ban or otherwise adversely affect Buyer's ability to satisfy or perform the Assumed Liabilities under any federal, state or local law.

     5.6 WARN ACT. Buyer shall not, with respect to the Purchased Assets, engage in a "plant closing" or "mass layoff," as such terms are defined in the WARN Act, within ninety (90) days after the Closing Date.


                                   ARTICLE VI

                            COVENANTS OF THE PARTIES

     6.1 CONDUCT OF BUSINESS DURING THE INTERIM PERIOD.

        (a) Except as described in Schedules 6.1, 3.3(a)(v) and 7.1(m), or to the extent Buyer otherwise consents in writing, during the period from the date of this Agreement to the Closing Date (the "INTERIM PERIOD"), Seller (i) shall operate the Purchased Assets in the ordinary course consistent with Good Utility Practices, (ii) shall use Commercially Reasonable Efforts to preserve intact the Purchased Assets and preserve the goodwill and relationships with customers, suppliers and others having business dealings with Seller with respect thereto,
(iii) shall maintain the insurance coverage described in Section 4.9, (iv) shall comply with all applicable laws, rules and regulations relating to the Purchased Assets, including, without limitation, all Nuclear Laws and Environmental Laws,
(v) shall complete in accordance with Good Utility Practices and in conformity with all applicable NRC and other legal requirements the Refueling Outage, including the work identified in Schedule 1.1(136) hereof, and promptly return the Facility to full licensed capacity operation, and (vi) shall continue to implement in accordance with Good Utility Practices Seller's Year 2000 Compliance program, as further described in Section 6.1(f). Without limiting the generality of the foregoing, and, except as contemplated in this Agreement or as described in Schedule 6.1, or as required under applicable law or by any Governmental Authority, prior to the Closing Date, without the prior written consent of Buyer, Seller will not with respect to the Purchased Assets:

        (i) make any material change in the levels of fuel inventory customarily maintained by Seller with respect to the Purchased Assets except for changes consistent with Good Utility Practices;

        (ii) except for Permitted Encumbrances, sell, lease (as lessor), pledge, encumber, restrict, transfer or otherwise dispose of, or grant any right with respect to, any of the Purchased Assets, other than assets acquired, leased, used, consumed or replaced in the ordinary course of business consistent with Good Utility Practices;

        (iii) modify, amend or voluntarily terminate prior to the expiration date thereof any material Seller's Agreements or any material Permit or Environmental Permit or waive any default





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

by, or release, settle or compromise any claim against, any other party thereto, other than (A) in the ordinary course of business, to the extent consistent with Good Utility Practices, (B) with cause, to the extent consistent with Good Utility Practices, or (C) as may be required in connection with Seller's obligations to Buyer under this Agreement;

        (iv) enter into any commitment for the purchase or sale of nuclear fuel having a term that extends beyond December 31, 2000 or such other date that the Parties mutually agree to be the date on which the Closing is expected to occur, provided, however, that Buyer's consent shall not be unreasonably withheld;

        (v) other than the amendments or modifications to power sales agreements with Sponsors as contemplated by Section 6.1(h) hereof, enter into any power sales agreement having a term that extends beyond December 31, 2000 or such other date that the Parties mutually agree to be the date on which the Closing is expected to occur;

        (vi) enter into any commitment or contract for goods or services not addressed in clauses (i) through (v) above that will be delivered or provided after December 31, 2000 or such other date that the Parties mutually agree to be the date on which the Closing is expected to occur that exceeds $250,000 in the aggregate, unless such commitment or contract is terminable by Seller (or after the Closing Date by Buyer) without further liability (other than for payment by the responsible party under Sections 2.3 and 2.4 for goods received or services rendered), upon not more than sixty (60) days notice;

        (vii) except as required by the terms of the IBEW Collective Bargaining Agreement or regulatory requirements (A) hire any new employees, or transfer any existing employees, other than to fill vacancies in existing positions, (B) other than consistent with past practice, increase salaries or wages of employees employed in connection with the Purchased Assets prior to Closing, (C) take any action prior to Closing to effect a material change in the IBEW Collective Bargaining Agreement or enter into any other collective bargaining or representation agreement for employees, or (D) take any action prior to the Closing to increase materially the aggregate benefits payable to employees; provided, however, that, after the Parties' good faith negotiations with respect to any such actions, Buyer's consent shall not be unreasonably withheld;

        (viii) enter into any agreement or settlement with any Governmental Authority relating to or regarding the tax status of the Purchased Assets for any taxable period ending after December 31, 1999; provided, however, that, after the Parties' good faith negotiations with respect to any such agreement or settlement, Buyer's consent shall not be unreasonably withheld;

        (ix) amend or modify Seller's Decommissioning Trust Agreement, provided, however, that Buyer's consent shall not be unreasonably withheld; or







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

           (x) enter into any written or oral contract, agreement, commitment or arrangement with respect to any of the transactions set forth in the foregoing paragraphs (i) through (ix) except any such contract, agreement, commitment or arrangement with the NRC.

        (b) A committee comprised of one or more senior representatives designated by Seller and one or more senior representatives designated by Buyer (the "TRANSITION COMMITTEE") will be established as soon as practicable after the execution of this Agreement to permit Buyer to observe the operation of the Purchased Assets and to facilitate the transfer of the Purchased Assets to Buyer at the Closing. The Transition Committee will be kept fully apprised by Seller of all VYNPS management and operating developments. The Transition Committee shall have regular access to the management and the Board of Directors of Seller (including to any written management reports on the operations of VYNPS given to the Board). The Transition Committee shall be accountable directly to the respective chief executive officers of Buyer and Seller and shall from time to time report its findings to the senior management of each of Seller and Buyer. The Transition Committee shall have no authority to enter into a legally binding agreement to bind Buyer or Seller.

        (c) Between the date of this Agreement and the Closing Date, in the interest of cooperation between Seller and Buyer and to permit informed action by Buyer regarding its rights pursuant to Section 6.1(a), the parties agree that at the sole responsibility and expense of Buyer, and subject to compliance with all applicable NRC rules and regulations, Seller will permit designated employees ("OBSERVERS") of Buyer to observe all operations of Seller that relate to the Purchased Assets, and such observation will be permitted on a cooperative basis in the presence of personnel of Seller but not restricted to the normal business hours of Seller; provided, however, that such Observers and their actions shall not interfere with the operation of VYNPS. Buyer's Observers may recommend or suggest actions be taken or not be taken by Seller; provided, however, that Seller will be under no obligation to follow any such recommendations or suggestions and Seller shall be entitled, subject to this Agreement, to conduct its business in accordance with its own judgment and discretion. Buyer's Observers shall have no authority to bind or make agreements on behalf of Seller; to conduct discussions with or make representations to third parties on behalf of Seller; or to issue instructions to or direct or exercise authority over Seller or any of Seller's officers, employees, advisors or agents.

        (d) Seller shall advise Buyer promptly upon becoming aware of the promulgation of any changes in VTDPS or VTPSB rules or procedures which are reasonably likely to have a Material Adverse Effect on VYNPS. Seller agrees that it will not take or cause to be taken any action to reduce the current installed capacity credit VTDPS or VTPSB has assigned to VYNPS under VTDPS and VTPSB rules, regulations or policies in effect on the date hereof; provided, however, that the foregoing shall in no way restrict or prohibit Seller from taking or causing to take any such action which generally affects Seller's generating facilities.

        (e) During the period from the Agreement Date to the Closing Date, Seller shall retain full authority to conduct all operations at the VYNPS and to make all decisions and take all actions necessary to comply with NRC requirements and the conditions of the NRC Operating



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

License No. DPR-28. Nothing contained in this Agreement shall be construed to diminish or impair such authority of Seller.

        (f) Seller shall use Commercially Reasonable Efforts to conduct a year 2000 readiness program similar to that outlined in NUCLEAR UTILITY YEAR 2000 READINESS, NEI/NUSMG 97-07. The program shall apply to software, hardware and firmware whose failure due to a Y2K problem would prevent the performance of the safety function of a structure, system or component. Additionally, the program shall apply to any software, hardware and firmware whose failure due to a Y2K problem would degrade, impair, or prevent operation of VYNPS beyond December 31, 1999. The program shall include identifying and, where appropriate, remediating embedded systems, and shall provide for risk management efforts and development of contingency plans to mitigate the impact of Y2K-induced events at key rollover dates. Seller shall use Commercially Reasonable Efforts to cause (i) the program to be completed before December 31, 1999, for systems required for operation of the Purchased Assets and (ii) the Purchased Assets to be "Y2K Ready" as such term is defined in NEI/NUSMG 97-07 before December 31, 1999.

        (g) Seller shall use Commercially Reasonable Efforts to implement in all material respects the work set forth in Schedule 3.3(a)(v) in accordance with Good Utility Practices and all applicable NRC rules and regulations, before the Closing Date to the extent such work is to occur before such date.

     6.2 ACCESS TO INFORMATION.

        (a) In addition to the rights granted by Sections 6.1(b), (c) and (d), between the date of this Agreement and the Closing Date, Seller will, during ordinary business hours and upon reasonable notice and subject to compliance with all applicable NRC rules and regulations (i) give Buyer and Buyer's Representatives reasonable access to all books, records, plants, offices and other facilities and properties constituting the Purchased Assets; (ii) permit Buyer, at its sole expense, to make such environmental inspections as are mutually agreed upon by Buyer and Seller in writing based on objectively determinable facts which (x) first came to Buyer's attention after the date hereof from a reasonably reliable source and (y) are reasonably likely to constitute or result in an Environmental Condition; (iii) furnish Buyer with such financial and operating data and other information with respect to the Purchased Assets as Buyer may from time to time reasonably request, including, without limitation, in the event that Closing occurs after March 31, 2000, audited financial statements for Seller's 1999 fiscal year prepared in accordance with the standards set forth in Section 4.4(a); and (iv) furnish Buyer a copy of each material report, schedule or other document filed or received by Seller with respect to the Purchased Assets with the NRC, FERC, VTDPS, VTPSB or any other Governmental Authority having jurisdiction over the Purchased Assets; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the Purchased Assets, (B) Seller shall not be required to take any action which would constitute a waiver of the attorney-client privilege, (C) Seller need not supply Buyer with any information that Seller is legally prohibited to supply. Seller will provide Buyer with access to the Transferred Employee Records, but Seller shall not be required to provide access to other employee





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

records or medical information unless required by law or specifically authorized by the affected employee, (D) Seller will not provide access to any documents or information constituting or containing "Safeguards Information" unless the Buyer first obtains authorization or concurrence from the NRC for the disclosure of such information to designated persons, and (E) under no circumstances will Seller provide access to any documents or information constituting or containing "Classified National Security Information" or "Restricted Data".

        (b) Buyer and Seller acknowledge that all information regarding Seller and the Sponsors furnished to or obtained by Buyer or Buyer's Representatives pursuant to this Section 6.2 shall be treated as Proprietary Information.

        (c) For a period of five (5) years after the Closing Date and subject to all applicable NRC rules and regulations, each Party and its respective Representatives shall have reasonable access to all of the books and records relating to the Purchased Assets, including all Transferred Employee Records or other personnel and medical records required by law, legal process or subpoena, in the possession of the other Party to the extent that such access may reasonably be required by such Party in connection with the Assumed Liabilities and Obligations or the Excluded Liabilities, or other matters relating to or affected by the operation of the Purchased Assets. Such access shall be afforded by the Party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 6.2(c). If the Party in possession of such books and records shall desire to dispose of any such books and records upon or prior to the expiration of such five (5)-year period, such Party shall, prior to such disposition, give the other Party a reasonable opportunity at such other Party's expense, to segregate and remove such books and records as such other Party may select. Notwithstanding the foregoing, the rights of access to medical records and other confidential employee records shall be subject to all applicable legal requirements.

        (d) Seller agrees (i) not to release any Person (other than Buyer) from any confidentiality agreement now existing with respect to the Purchased Assets, or waive or amend any provision thereof and (ii) to assign any rights arising under any such confidentiality agreement (to the extent assignable) to Buyer.

        (e) Notwithstanding the terms of the Confidentiality Agreement and
Section 6.2(b) above, the Parties agree that prior to the Closing Buyer may reveal or disclose Proprietary Information to any other Persons in connection with Buyer's financing and risk management of the Purchased Assets, and, to the extent that Seller consents, which consent shall not be unreasonably withheld, to existing and potential customers and suppliers, and to such Persons with whom Buyer expects it may have business dealings regarding the Purchased Assets from and after the Closing Date; provided, however, that all such Persons agree in writing to maintain the confidentiality of the Proprietary Information on substantially the same terms and conditions as the Confidentiality Agreement.







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

        (f) Except as may be permitted in the Confidentiality Agreement or during the course of Buyer's due diligence investigation of the Purchased Assets prior to the date hereof, Buyer agrees that, prior to the Closing Date, it will not contact any vendors, suppliers, employees or other contracting parties of Seller with respect to any aspect of the Purchased Assets or the transactions contemplated hereby, without the prior written consent of Seller, which consent shall not be unreasonably withheld.

        (g) Upon the other Party's prior written approval (which approval shall not be unreasonably withheld or delayed) either Party may provide Proprietary Information of the other Party to the SEC, NRC, FERC, VTDPS, VTPSB or any other Governmental Authority having jurisdiction over the Purchased Assets or any stock exchange, as may be necessary to obtain Seller's Required Regulatory Approvals or Buyer's Required Regulatory Approvals, respectively, or to comply generally with any relevant law, rule or regulation. The disclosing Party shall seek confidential treatment for the Proprietary Information provided to any such Governmental Authority and the disclosing Party shall notify the other Party as far in advance as practical of its intention to release to any Governmental Authority any such Proprietary Information.

        (h) Except as required by law, unless otherwise agreed to in writing by Buyer, Seller shall keep (i) all Proprietary Information confidential and not disclose or reveal any Proprietary Information to any Person other than Representatives of Seller (including, without limitation, the Sponsors) who are actively and directly participating in the transactions contemplated hereby or who otherwise need to know the Proprietary Information for such purpose and to cause those Persons to observe the terms of this Section 6.2(h) and (ii) not to use Proprietary Information for any purpose other than consistent with the terms of this Agreement. Seller shall continue to hold all Proprietary Information according to the same internal security procedures and with the same degree of care regarding its secrecy and confidentiality as currently applicable thereto. Seller shall notify Buyer of any unauthorized disclosure to third parties that it discovers, and shall endeavor to prevent any further such disclosures. Seller shall be responsible for any breach of the terms of this Section 6.2(h) by Seller or Seller's Representatives.

     After the Closing Date, in the event that Seller is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Proprietary Information, Seller shall provide Buyer with prompt notice of such request or requirement in order to enable Buyer to seek an appropriate protective order or other remedy, to consult with Seller with respect to taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 6.2(h). Seller agrees not to oppose any action by Buyer to obtain a protective order or other appropriate remedy after the Closing Date. In the event that no such protective order or other remedy is obtained, or that Buyer waives compliance with the terms of this Section 6.2(h), Seller shall furnish only that portion of the Proprietary Information which Seller is advised by counsel is legally required. In any such event Seller shall use its Commercially Reasonable Efforts to ensure that all Proprietary Information that is so disclosed will be accorded confidential treatment.

        (i) The Parties agree that the Confidentiality Agreement will terminate in accordance with its terms, without further act or evidence by the Parties. Notwithstanding the foregoing, any restriction contained in the Confidentiality Agreement with respect to Buyer's disclosure of Proprietary Information related to the Purchased Assets shall terminate on the Closing Date.

     6.3 EXPENSES. Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the cost of legal, technical and financial consultants and the cost of filing for and prosecuting applications for Required Regulatory Approvals, shall be borne by the Party incurring such costs and expenses. Notwithstanding anything to the contrary herein, Buyer and Seller will share equally the cost of all filing fees under the HSR Act and with respect to any NRC filings required to consummate the transactions contemplated hereby.

     6.4 FURTHER ASSURANCES; COOPERATION.

        (a) Subject to the terms and conditions of this Agreement, each of the Parties hereto will use Commercially Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale of the Purchased Assets pursuant to this Agreement, including, without limitation, using Commercially Reasonable Efforts to ensure satisfaction of the conditions precedent to each Party's obligations hereunder. Notwithstanding anything in the previous sentence to the contrary, Seller and Buyer shall use Commercially Reasonable Efforts to obtain all Permits and Environmental Permits necessary for Buyer to acquire and operate the Purchased Assets. Neither of the Parties hereto will, without the prior written consent of the other Party, take or fail to take any action, which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement.

        (b) From time to time after the Closing Date, without further consideration, Seller will, at its own expense, execute and deliver such documents to Buyer as Buyer may reasonably request in order to more effectively consummate the sale and purchase of the Purchased Assets or to more effectively vest in Buyer good and marketable title to the Purchased Assets subject to the Permitted Encumbrances. Seller shall cooperate with Buyer, at Buyer's expense, in Buyer's efforts to cure or remove any Permitted Encumbrances that Buyer reasonably deems objectionable. From time to time after the Closing Date, without further consideration, Buyer will, at its own expense, execute and deliver such documents to Seller as Seller may reasonably request in order to evidence Buyer's assumption of the Assumed Liabilities and Obligations.

        (c) To the extent that Seller's rights under any Seller's Agreement may not be assigned without the consent of another Person which consent has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use Commercially Reasonable Efforts





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to obtain any such required consent(s) as promptly as possible. Seller and Buyer agree that if any consent to an assignment of any Seller's Agreement shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer's rights and obligations under the applicable Seller's Agreement so that Buyer would not in effect acquire the benefit of all such rights and obligations, Seller, to the maximum extent permitted by law and such Seller's Agreement, shall after the Closing appoint Buyer to be Seller's representative and agent with respect to such Seller's Agreement, and Seller shall, to the maximum extent permitted by law and such Seller's Agreement, enter into such reasonable arrangements with Buyer as are necessary to provide Buyer with the benefits and obligations of such Seller's Agreement. Seller and Buyer shall cooperate and shall each use Commercially Reasonable Efforts after the Closing to obtain an assignment of such Seller's Agreement to Buyer; provided that the Seller shall not have any obligation to offer or pay any consideration to obtain such consents.

        (d) For a reasonable time after the Closing Date, Buyer and Seller agree to provide services to each other as reasonably required to the extent necessary to ensure the continuity of support for VYNPS and the orderly completion of projects or other work in progress that would be adversely affected if those services were interrupted. Such support by one Party to the other will not be unreasonably withheld, provided that requests for such support are made in a timely manner. The Party providing the requested support will be reimbursed for all reasonable costs thereof in accordance with established accounting procedures or on an alternative cost reimbursement basis as mutually agreed by the Parties.

        (e) As long as the Power Purchase Agreement remains in full force and effect, Buyer shall provide to Seller, on a rent-free basis, three contiguous offices (as designated on Schedule 6.4(e) hereto) or comparable facilities in Buyer's other office buildings, together with the requisite office furniture, communications and computer equipment, heat, cooling and electric service and unrestricted access and egress therefrom necessary to conduct the continuing administrative support activities for Seller's business.

        (f) Buyer agrees to materially comply with all applicable NEPOOL standards and requirements known to Buyer.

     6.5 PUBLIC STATEMENTS. From time to time after the date hereof until thirty
(30) days after the Closing Date, the Parties shall not issue any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed, except as may be required by law or the rules of the New York Stock Exchange.






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     6.6 CONSENTS AND APPROVALS.

        (a) Seller and Buyer shall each file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. The Parties shall consult with each other as to the appropriate time of filing such notifications and shall agree upon the timing of such filings, respond promptly to any requests for additional information made by either of such agencies, and cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing. Buyer and Seller shall be equally responsible for the cost of all filing fees under the HSR Act and each Party will bear its own costs for the preparation of any such filing.

        (b) As promptly as practicable after the date of this Agreement and in any event by no later than 50 days after the receipt of any findings required to be made by any other Governmental Authority as a condition to Buyer making the filing contemplated by this paragraph, Buyer shall file with FERC an application requesting Exempt Wholesale Generator status for Buyer, which filing may be made individually by Buyer or jointly with Seller, as reasonably determined by the Parties. Buyer shall be solely responsible for the cost of preparing and filing this application, any petition(s) for rehearing or any reapplication(s).

        (c) As promptly as practicable after the date of this Agreement and in any event by no later than 50 days after the date hereof, Seller and Buyer, as applicable, shall file with the VTDPS, VTPSB or any other Governmental Authority having jurisdiction over the Purchased Assets or the Parties, applications requesting (i) a determination that allowing the Purchased Assets to be an eligible facility under Section 32 of the Holding Company Act (A) will benefit consumers, (B) is in the public interest, and (C) does not violate state law, and/or (ii) a determination required by Section 32 of the Holding Company Act to exempt PECO Energy Company from the prohibition against purchasing electric energy or capacity at wholesale from an affiliated Exempt Wholesale Generator.

        (d) As promptly as practicable after the date of this Agreement and in any event by no later than 50 days after the date hereof, Buyer shall file with the FERC an application requesting authorization under Section 205 of the Federal Power Act to sell electric generating capacity and energy at wholesale at market-based rates, which filing may be made individually by Buyer or jointly with Seller, as reasonably determined by the Parties. Buyer shall be solely responsible for the cost of preparing and filing this application, any petition(s) for rehearing or any reapplication(s).

        (e) As promptly as practicable after the date of this Agreement and in any event by no later than 50 days after the date hereof, Buyer and Seller shall file with the NRC an application requesting consent under Section 184 of the Atomic Energy Act and 10 C.F.R. ss. 50.80 for the transfer of the VYNPS license from Seller to Buyer, and any associated licenses, amendments or approvals. The Parties shall respond promptly to any requests for additional information made by





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the NRC and use their respective Commercially Reasonable Efforts to cause regulatory approval to be obtained at the earliest possible date after the date of filing. Each Party will bear its own costs of the preparation of any such filing and Buyer and Seller will share equally the cost of all filing fees with respect to any NRC filings required to consummate the transactions contemplated hereby.

        (f) As promptly as practicable after the date of this Agreement and in any event by no later than 50 days after the date hereof, Seller and Buyer as applicable, shall file with the FERC, VTDPS, VTPSB or any other Governmental Authority having jurisdiction over the Purchased Assets, Parties or the Sponsors, any other filings, including, without limitation, those set forth on Schedules 4.3(b) and 5.3(b), required to be made with respect to the transactions contemplated hereby. The Parties shall respond promptly to any requests for additional information made by such agencies, and use their respective Commercially Reasonable Efforts to cause regulatory approval to be obtained at the earliest possible date after the date of filing. Each Party will bear its own costs of the preparation of any such filing.

        (g) Seller and Buyer shall cooperate with each other and (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) use Commercially Reasonable Efforts to obtain the transfer or reissuance to Buyer of all necessary Transferable Permits, consents, approvals and authorizations of all Governmental Authorities, and (iv) use Commercially Reasonable Efforts to obtain all necessary consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (i), (ii), (iii) and (iv), necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, Seller's Required Regulatory Approvals and Buyer's Required Regulatory Approvals) or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which Seller or Buyer is a party or by which any of them is bound. Prior to either Party's submission of any filing made in connection with the transactions contemplated by this Agreement, the submitting Party shall give such application to the other Party and the receiving Party shall have the right to review and comment on within five business days of receipt of any filing including on all characterizations of the information relating to the transactions contemplated by this Agreement which appear in any filing made in connection with the transactions contemplated hereby.

        (h) Seller and Buyer shall cooperate with each other and promptly prepare and file notifications with, and request Tax clearances from, state and local taxing authorities in jurisdictions in which a portion of the Purchase Price may be required to be withheld or in which Buyer would otherwise be liable for any Tax liabilities of Seller pursuant to such state and local Tax law.

        (i) As promptly as practicable after the date of this Agreement and in any event by no later than 50 days after the date hereof, Seller and Buyer, as applicable, shall file with the IRS the requests for private letter rulings described in Sections 6.12 and 7.2(r). The Parties shall respond promptly to any requests for additional information made by the IRS, and use their respective Commercially Reasonable Efforts to cause the private letter rulings to be obtained at the earliest





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possible date after the date of filing. Each of Seller and Buyer shall cooperate with one another to secure the private letter rulings described in Sections 6.12 and 7.2(r) and each shall have the right to review in advance all information included in the requests for private letter rulings and supplemental submissions to the IRS. Each Party will bear its own costs of the preparation of such requests.

        (j) Buyer shall have the primary responsibility for securing the transfer, reissuance or procurement of the Permits and Environmental Permits (other than Transferable Permits) effective as of the Closing Date. Seller shall cooperate with Buyer's efforts in this regard and assist in any transfer or reissuance of a Permit or Environmental Permit held by Seller or the procurement of any other Permit or Environmental Permit when so requested by Buyer.

        (k) Within forty (40) days after the receipt of any Buyer's or Seller's Required Regulatory Approval, the Party receiving such approval (the "RECEIVING PARTY") shall notify the other Party in writing if the approval is not in form and substance reasonably satisfactory to the Receiving Party, in its sole discretion or, in the case of Buyer, that the Buyer determines could reasonably be expected to cause a Material Adverse Effect on the Purchased Assets; provided, however, that if the Receiving Party does not provide such notice to the other Party within the forty (40)-day period specified in this sentence, the Receiving Party shall be deemed to have accepted such Required Regulatory Approval, including any condition or deficiency contained therein, and the condition to Closing set forth in Sections 7.1(c), 7.1(d) or 7.2(c), as applicable to such Party with respect to such Required Regulatory Approval, shall be deemed satisfied, except to the extent such Required Regulatory Approval is not then final. Within fifteen (15) days after receipt of any notice specified in the previous sentence, Seller and Buyer shall meet to consider what Commercially Reasonable Efforts the Receiving Party intends to take in order to obtain the Required Regulatory Approval or to eliminate any condition or deficiency not reasonably satisfactory to the Receiving Party. After the Receiving Party has completed such agreed upon Commercially Reasonable Efforts with respect to any such condition or deficiency contained in such Required Regulatory Approval, within fifteen (15) days of such completion, the Receiving Party shall notify the other Party if any such condition or deficiency has been eliminated or remains in effect, and whether the Receiving Party either will accept any such condition or deficiency by a waiver of the applicable Closing condition in Sections 7.1(c), 7.1(d) or 7.2(c) with respect to any such condition or deficiency or deem that the applicable Closing condition in Section 7.1(c), 7.1(d) or 7.2(c) cannot be satisfied due to any such condition or deficiency in such Required Regulatory Approval.

        (l) In no event shall either Party in connection with the foregoing proceedings be required to take or refrain from taking any action, or advance or refrain from advancing any position if such action would violate any applicable law or code of professional conduct applicable to attorneys-at-law.

     6.7 BROKERAGE FEES AND COMMISSIONS. Seller and Buyer each represent and warrant to the other that no broker, finder or other Person is entitled to any brokerage fees, commissions or finder's fees in connection with the transactions contemplated hereby by reason of any action taken by the Party making such representation. Seller and Buyer will pay to the other or otherwise discharge, and will indemnify and hold the other harmless from and against, any and all claims or liabilities for all brokerage fees, commissions and finder's fees incurred by reason of any action taken by the indemnifying party.

     6.8 TAX MATTERS.

        (a) All transfer and sales Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by Buyer. Buyer will file, to the extent required by applicable law, all necessary Tax Returns and other documentation with respect to all such transfer or sales Taxes, and Seller will be entitled to review such returns in advance and, if required by applicable law, will join in the execution of any such Tax Returns or other documentation. Prior to the Closing Date, Buyer will provide to Seller, to the extent possible, an appropriate exemption certificate in connection with this Agreement and the transactions contemplated hereby, due from each applicable taxing authority.

        (b) With respect to Taxes to be prorated in accordance with Section 3.5 of this Agreement, Buyer shall prepare and timely file all Tax Returns required to be filed after the Closing with respect to the Purchased Assets, if any, and shall duly and timely pay all such Taxes shown to be due on such Tax Returns. Buyer's preparation of any such Tax Returns shall be subject to Seller's approval, which approval shall not be unreasonably withheld. Buyer shall make such Tax Returns available for Seller's review and approval no later than fifteen (15) Business Days prior to the due date for filing such Tax Return. Not less than five (5) Business Days prior to the due date of any such Tax Return, Seller shall pay to Buyer the amount shown as due on such Tax Return determined in accordance with Section 3.5 of this Agreement.

        (c) Buyer and Seller shall provide the other Party with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting Party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 6.8(c) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the Parties hereto

        (d) In the event that a dispute arises between Seller and Buyer as to the amount of Taxes, or the amount of any allocation of Purchase Price under
Section 3.4, the Parties shall attempt in good faith to resolve such dispute, and any amount so agreed upon shall be paid to the appropriate party. If such dispute is not resolved thirty (30) days thereafter, the Parties shall submit the dispute to the Independent Accounting Firm for resolution, which resolution shall be final, conclusive and binding on the Parties. Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Independent Accounting Firm in resolving the dispute shall be borne equally by Seller and Buyer. Any payment required to be made as a result of the resolution of the dispute by the Independent Accounting Firm shall be made within ten (10) days after such resolution, together with any interest determined by the Independent Accounting Firm to be appropriate.

     6.9 INTERIM PERIOD NOTICE.

        (a) The Buyer shall notify the Seller promptly if any information comes to its attention that would excuse the Buyer from the performance of its obligations under this Agreement or the Ancillary Agreements due to Seller's inability to satisfy any condition to close set forth in Section 7.1. In the event that the Buyer fails to so notify the Seller within twenty (20) days of obtaining Knowledge of such information, the Buyer shall be deemed to have waived the performance of such obligations or the fulfillment of such conditions.

        (b) The Seller shall notify the Buyer promptly if any information comes to its attention that would excuse the Seller from the performance of its obligations under this Agreement or the Ancillary Agreements due to Buyer's inability to satisfy any condition to close set forth in Section 7.2. In the event that the Seller fails to so notify the Buyer within twenty (20) days of obtaining Knowledge of such information, the Seller shall be deemed to have waived the performance of such obligations or the fulfillment of such conditions.

        (c) The Seller shall promptly notify the Buyer in writing of the existence of any matter, which if in existence on the Agreement Date or the Closing Date would cause any of the representations or warranties in Article IV above to be untrue or incorrect. If all of such untrue or incorrect representations or warranties could reasonably be expected to cost more than $500,000 in the aggregate to cure, the Buyer shall have the right, if the Seller has not within twenty (20) days after receipt by Buyer of the notice referred to in the preceding sentence (the "CURE COMMENCEMENT PERIOD") committed to cure such untrue or incorrect representations or warranties, to terminate this Agreement upon written notice to the Seller. If the cost to cure all of such untrue or incorrect representations or warranties could reasonably be expected to be $500,000 or less in the aggregate or if the Buyer does not exercise the right to terminate this Agreement within twenty (20) days after the Cure Commencement Period, the written notice pursuant to this Section 6.9(c) shall be deemed to have amended the appropriate Schedule or Schedules as of the Agreement Date, to have qualified the representations and warranties contained in Article IV above as of the Agreement Date, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter. If, after Seller commits to cure such untrue or incorrect representations or warranties exceeding $500,000 in the aggregate, but the same remain uncured for the earlier of (i) 90 days after the Cure Commencement Period (or such longer period as Seller is diligently pursuing such cure) or (ii) the Closing, Buyer may terminate this Agreement by giving written notice of termination to the Seller.

        (d) The Buyer shall promptly notify the Seller in writing of the existence of any matter, which if in existence on the Agreement Date or the Closing Date would cause any of the representations or warranties in Article V above to be untrue or incorrect. If all of such untrue or incorrect representations or warranties could reasonably be expected to cost more than $500,000 in the aggregate to cure, the Seller shall have the right, if the Buyer has not within twenty 20 days after receipt by Seller of the notice referred to in the preceding sentence committed to cure such untrue or incorrect representations or warranties, to terminate this Agreement upon written notice to Buyer. If the cost to cure all of such untrue or incorrect representations or warranties could reasonably be expected to be $500,000 or less in the aggregate or if the Seller does not exercise the right to terminate this Agreement within twenty (20) days after the Cure Commencement Period, the written notice pursuant to this Section 6.9(d) shall be deemed to have amended the appropriate Schedule or Schedules as of the Agreement Date, to have qualified the representations and warranties contained in Article V above as of the Agreement Date, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter. If, after Buyer commits to cure such untrue or incorrect representations or warranties exceeding $500,000 in the aggregate, but the same remain uncured for the earlier of (i) 90 days after the Cure Commencement Period (or such longer period as Buyer is diligently pursuing such cure) or (ii) the Closing, Seller may terminate this Agreement by giving written notice of termination to the Buyer.

        (e) Seller shall be entitled to amend, substitute or otherwise modify any Seller's Agreement to the extent that such Seller's Agreement expires by its terms prior to the Closing Date or is terminable without liability to Buyer on or after the Closing Date, or if the terms and conditions of such modified Seller's Agreement constituting the Assumed Liabilities and Obligations are on terms and conditions not less favorable to Buyer than the original Seller's Agreement. Subject to Sections 6.9(a), (b), (c) and (d), nothing contained herein shall relieve Seller or Buyer of any breach of representation, warranty or covenant under this Agreement existing as of the date hereof or any subsequent date as of which such representation, warranty or covenant shall have been made.

     6.10 EMPLOYEES.

        (a) Buyer will offer employment to the lesser of (i) 426 regular employees of Seller or (ii) the actual number of regular employees of Seller at the Facilities as of the Closing Date. As used in this Section 6.10(a), the term "regular employees" excludes only those employees who are temporary, casual or regularly scheduled to work less than 20 hours per week. If a regular employee is on an approved leave of absence on the Closing Date, Buyer nonetheless shall offer such regular employee employment, provided, however, that Buyer shall condition such offer on (a) the employee being able to report, and in fact reporting, to work at the conclusion of his/her leave of absence and upon such leave of absence not exceeding twelve weeks from the date the leave began or such longer period to which the employee is entitled under applicable law or collective bargaining agreement and (b) the employee being able to perform the essential functions of his or her job with or without a reasonable accommodation. Additionally, Buyer will be entitled to offer employment to any employee of Seller who provides services with respect to the Purchased Assets.

        (b) The selection of individual employees who will be offered employment within each job classification will be made at the sole discretion of Buyer. All offers of employment shall be made in accordance with all applicable federal, state and local laws and regulations and, with respect to Union Employees, the IBEW Collective Bargaining Agreement.

        (c) All offers of employment made by Buyer to any of Seller's employees will be made subject to Buyer receiving confirmation from Seller that an employee: (i) is currently performing and is licensed or certified (if applicable), and properly trained in accordance with any applicable governmental requirements or standards, to perform the duties and responsibilities of his current job assignment, and (ii) has or will obtain prior to Closing the appropriate nuclear power plant access authorization.

        (d) Non-Union Employees who are offered and accept employment with Buyer are referred to herein as "TRANSFERRED NON-UNION EMPLOYEES." Union Employees who are offered and accept employment with Buyer are referred to herein as "TRANSFERRED UNION EMPLOYEES." Transferred Non-Union Employees and Transferred Union Employees are collectively referred to herein as "TRANSFERRED EMPLOYEES." Employees who are not transferred to the Buyer and who continue employment with the Seller are referred to herein as "NON-TRANSFERRED EMPLOYEES."

        (e) Buyer shall recognize the IBEW as the collective bargaining representative for the Transferred Union Employees and shall agree to be a successor to and will assume the IBEW Collective Bargaining Agreement for the Transferred Union Employees.

        (f) Unless otherwise specifically provided for herein, all Transferred Union Employees shall retain their seniority and receive full credit for service with Seller (including service with a Sponsor to the extent credited by Seller) in connection with entitlement to compensation, vacation, benefits and rights under the IBEW Collective Bargaining Agreement, and benefits and rights under each retirement or employee benefit plan or program Buyer is required to maintain for Transferred Union Employees pursuant to the IBEW Collective Bargaining Agreement.

        (g) For the period commencing on the Closing Date and ending twelve (12) months thereafter Buyer shall provide each Transferred Non-Union Employee with total compensation (including, without limitation, base pay, bonuses and benefits provided under any employee benefits plans and programs) which in the aggregate is substantially similar to the Transferred Non-Union Employee's annualized total compensation (including, without limitation, base pay, bonuses and benefits provided under any employee benefits plans and programs) received from Seller prior to the Closing.

        (h) As of the Closing Date, all Transferred Employees and their eligible dependents shall commence participation in welfare benefit plans of Buyer or its Affiliates (the "REPLACEMENT WELFARE PLANS") that will provide benefits or coverage substantially similar to the benefits or coverage provided to the Transferred Employees and their eligible dependents under Seller's plans and programs in effect for the Transferred Employees and their eligible dependents immediately prior to the Closing Date. Buyer shall (i) waive all limitations as to pre-existing condition exclusions and waiting periods with respect to the Transferred Employees and their eligible dependents under the Replacement Welfare Plans, other than, but only to the extent of, limitations or waiting periods that were in effect with respect to such employees under the welfare benefit plans maintained by Seller and that have not been satisfied as of the Closing Date, and (ii) provide each Transferred Employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Closing Date during a plan year under Seller's plan that has not ended as of the Closing Date, in satisfying any deductible or out-of-pocket requirements under the Replacement Welfare Plans (on a pro-rata basis in the event of a difference in plan years).

        (i) Buyer shall assume sponsorship of Seller's Thrift Plan for Management Employees and Thrift Plan for Employees who are members of the IBEW (the "ASSUMED THRIFT PLANS"). Seller shall cause the Transferred Employees and the Non-Transferred Employees to be fully vested in their respective account balances under the Assumed Thrift Plans at the time of Closing. Non-Transferred Employees will not be considered active participants in the Assumed Thrift Plans, and will not be able to make contributions to the Assumed Thrift Plans. Non- Transferred Employees will be treated as terminated/retired employees under the Assumed Thrift Plans as of the Closing Date.

        (j) Buyer shall assume sponsorship of (i) the Retirement Plan for the IBEW, which is the Seller's defined benefit pension plan for Union Employees, and (ii) the Final Average Pay Pension Plan, which is the Seller's defined benefit pension plan for Non-Union Employees (collectively referred to as the "SELLER'S DEFINED BENEFIT PLANS.") In the event that the market value of the assets of either of Seller's Defined Benefit Plans is less than the Projected Benefit Obligation ("PBO") of that plan, determined as of the Closing Date and in accordance with the benefits assumptions set forth in Schedule 6.10(j), the Seller shall make a contribution to such Defined Benefit Plan equal to such shortfall, but only to the extent such contribution is fully deductible. To the extent the amount of such shortfall exceeds the amount of such deductible contribution, the Cash Purchase Price shall be reduced by an amount equal to such remaining shortfall in assets with respect to either or both of Seller's Defined Benefit Plans. Similarly, in the event that the market value of the assets of either of Seller's Defined Benefit Plans exceeds the PBO of that plan, determined as of the Closing Date and in accordance with the benefits assumptions set forth in Schedule 6.10(j), the Cash Purchase Price shall be increased to reflect the value of the excess assets relative to the PBO with respect to either or both of Seller's Defined Benefit Plans and the Buyer's cash contribution requirements to such plans based on the market value of the transferred assets. Such increase to the Cash Purchase Price shall equal the "Net Present Value (NPV) of the tax- effected contribution avoidance" as set forth in Schedule 6.10(j). Buyer assumes responsibility for all benefit payments under the Seller's Defined Benefit Plans for all participants, whether active, retired, terminated vested participants, or eligible beneficiaries. Seller shall cause the Transferred Employees and the Non-Transferred Employees to be fully vested in their respective accrued benefits under the Seller's Defined Benefit Plans as of the Closing Date. Non-Transferred

Employees will be treated as terminated/retired employees under the Seller's Defined Benefit Plans as of the Closing Date.

        (k) Buyer shall assume sponsorship of the Seller's VEBA for Non-Union Employees and Seller's VEBA for Union Employees, as well as the 401(h) accounts in the Seller's Defined Benefit Plans maintained by Seller for the purpose, in whole or in part, of funding post- retirement benefits (collectively referred to as the "SELLER'S RETIREE WELFARE PLANS"). In the event that the market value of the assets of Seller's VEBAs and 401(h) accounts is less than the aggregate Accumulated Post-Retirement Benefit Obligations ("APBO") of the Seller's Retiree Welfare Plans, determined as of the Closing Date and in accordance with the benefit assumptions as set forth in Schedule 6.10(k), the Seller shall make a contribution to the Seller's VEBAs or 401(h) accounts equal to such shortfall, but only to the extent such contribution is fully deductible. To the extent the amount of such shortfall exceeds the amount of such deductible contribution, the Cash Purchase Price shall be reduced by an amount equal to such remaining shortfall in assets with respect to the Seller's Retiree Welfare Plans. In the event that the market value of the assets of the Seller's VEBAs and 401(h) accounts exceed the aggregate APBO of the Seller's Retiree Welfare Plans determined as of the Closing Date and in accordance with the benefits assumptions set forth in Schedule 6.10(k), the Cash Purchase Price shall be increased to reflect the value of the excess assets relative to the APBO in accordance with the methodology described in Schedule 6.10(k). Buyer assumes responsibility for all benefit payments under the Seller's Retiree Welfare Benefit Plans for all participants, whether active, retired, or beneficiaries.

        (l) Notwithstanding the provisions of Sections 6.10(j) and 6.10(k), the Cash Purchase Price shall be increased by the difference between: (i) the excess value of all of the plans identified in Sections 6.10(j) and 6.10(k) as of the Closing Date, as determined by the methodologies and assumptions described in Schedules 6.10(j) and 6.10(k), and (ii) $8.2 million. If the value of such plans is less than $8.2 million, the Purchase Price shall be reduced by such shortfall.


        (m) Seller shall file in a timely manner all reports or other information required by the Pension Benefit Guaranty Corporation under Section 4043 of ERISA in connection with the transfer of sponsorship of Seller's Defined Benefit Plan. The transfer described in Section 6.10(j) shall be made as soon as practicable following the determination of the amount described in Section 6.10(j).

        (n) Upon completion of the transfer under Section 6.10(j) and Section 6.10(k), all benefit payments from the Buyer's Defined Benefit and Retiree Welfare Benefit Funds shall be the responsibility of Buyer. Pending completion of the transfers under Section 6.10(j) and Section 6.10(k), any benefits that would otherwise be payable under Buyer's Defined Benefit and Retiree Welfare Benefit Funds shall be paid or continue to be paid out of Seller's applicable benefit plan. Seller will (i) cooperate with Buyer with respect to completion of the transfer under Section 6.10(j) and Section 6.10(k) and plan administration including the disbursement of benefits pending completion of the transfer; and,
(ii) make no changes in asset allocation of fund managers except at the direction of the Buyer.







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

        (o) Buyer shall be responsible for any obligations to make severance payments to any (i) Transferred Employees whose employment with Buyer or its Affiliates is terminated by Buyer on or after the Closing Date or (ii) employees of Seller terminated by Seller prior to the Closing Date in accordance with Buyer's written directions.

        (p) Seller shall be responsible, with respect to the Purchased Assets, for performing and discharging all requirements under the WARN Act and under applicable state and local laws and regulations for the notification of its employees of any "employment loss" within the meaning of the WARN Act which occurs only prior to the Closing Date. Buyer shall be responsible, with respect to the Purchased Assets, for performing and discharging all requirements under the WARN Act and under applicable state and local laws and regulation for the notification of employees of any "employment loss" within the meaning of the WARN Act which occurs on or after the Closing Date.

        (q) Buyer agrees to assume responsibility for COBRA administration for all Transferred Employees, Non-Transferred Employees, and former employees of Seller, and their qualified beneficiaries who become or became entitled to such COBRA continuation coverage on or before the Closing Date.

        (r) [Intentionally Omitted]

        (s) Seller shall remain responsible for paying Transferred Employees for
(i) all salary and wages, and a pro rata share of all bonuses and incentive compensation that were earned for time worked for Seller prior to the Closing Date, and (ii) all workers' compensation, disability benefits or other insurance benefits that were accrued and for which entitlement is based upon events occurring prior to the Closing Date including any incurred claims under employee benefit plans maintained by Seller. Nothing in this Agreement shall be construed as making Seller liable for any benefit under any of Seller's Benefit Plans for which the Seller would not be liable under the terms of such plans. Seller shall pay to Buyer as promptly as practicable following the Closing Date, but by no later than the thirtieth (30th) day after the Closing Date, the cash equivalent for all unpaid vacation and holiday time for Transferred Employees which have accrued prior to the Closing Date. Buyer shall thereafter be responsible for the payment of such vacation and holiday benefits to Transferred Employees. Seller shall not be responsible for the payment of sick pay or personal time associated with the Transferred Employees on or after the Closing Date.

        (t) At the Closing, Buyer agrees to adopt and assume responsibility for any (i) non-tax qualified executive or management retirement program or incentive, and (ii) all change-in- control arrangements or agreements, provided that the assets funding any benefit identified in clause (i) and (ii) are transferred to Buyer. In the event those assets cannot be transferred to Buyer, Seller shall retain all responsibility for those benefits accrued through the Closing. Buyer shall then establish, effective as of the Closing, substantially similar benefits for covered executives.

        (u) Individuals who are otherwise "Union Employees" or "Non-Union Employees" but who on any date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act, or due to any other authorized leave of absence, shall nevertheless be treated as "Union Employees" or as "Non-Union Employees," as the case may be, on such date if they are able to (i) return to work within the protected period under the Family and Medical Leave Act or such other leave (which in any event shall not extend more than twelve (12) weeks after the Closing Date or such longer period required by law), whichever is applicable, and (ii) perform the essential functions of their job with or without a reasonable accommodation.

        (v) All Transferred Employee Records shall be delivered promptly after the Closing Date to Buyer in accordance with and subject to applicable legal requirements.

     6.11 RISK OF LOSS.

        (a) From the date hereof through the Closing Date, all risk of loss or damage to the property included in the Purchased Assets shall be borne by Seller. Seller shall replace or repair any damage to the Purchased Assets in accordance with Good Utility Practices, except as otherwise provided in paragraphs (b) or (c) below.

        (b) If, before the Closing Date all or any portion of the Purchased Assets are taken by eminent domain or is the subject of a pending or (to the Knowledge of Seller) contemplated taking which has not been consummated, Seller shall notify Buyer promptly in writing of such fact. If such taking would reasonably be expected to create a Material Adverse Effect, Buyer and Seller shall negotiate in good faith to settle the loss resulting from such taking (including, without limitation, by making a fair and equitable (i) adjustment to the Purchase Price or (ii) restoration or replacement of such Purchased Assets) and, upon such settlement, consummate the transactions contemplated by this Agreement pursuant to the terms of this Agreement. If no such settlement is reached within sixty (60) days after Seller has notified Buyer of such taking, then Buyer or Seller may terminate this Agreement pursuant to Section 9.1(g).

        (c) If, before the Closing Date all or any portion of the Purchased Assets are damaged or destroyed by fire or other casualty, Seller shall notify Buyer promptly in writing of such fact. If such damage or destruction would reasonably be expected to create a Material Adverse Effect and Seller has not notified Buyer of their intention to cure such damage or destruction within fifteen (15) days after its occurrence, Buyer and Seller shall negotiate in good faith to settle the loss resulting from such casualty (including, without limitation, by making a fair and equitable adjustment to the Purchase Price) and, upon such settlement, consummate the transactions contemplated by this Agreement pursuant to the terms of this Agreement. If no such settlement is reached within sixty (60) days after Seller has notified Buyer of such casualty, then Buyer may terminate this Agreement pursuant to Section 9.1(g).

        (d) The provisions of Section 5-1311 of the New York General Obligations Law shall not apply to this Agreement.







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



     6.12 DECOMMISSIONING FUNDS.

          (a) (i) [REDACTED].

          (ii) [REDACTED].

          (iii) [REDACTED].

               (A) [REDACTED].

               (B) [REDACTED].

               (C) [REDACTED].

               (D) [REDACTED].

               (E) [REDACTED].

          (b) [REDACTED].

               (i) [REDACTED].

               (ii) [REDACTED].

               (iii) [REDACTED].

                    (A) [REDACTED].

                    (B) [REDACTED].

                    (C) [REDACTED].

                    (D) [REDACTED].




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

                    (E) [REDACTED].

        (c) In no event shall the amount of Class I assets (as defined in Treas. Reg. ss.1.1060-IT(d)(1)) or cash equivalents to which the IRS will not allow less than a fair market value Tax Basis that are in the Nonqualified Decommissioning Fund and the Texas Disposal Fund and that are transferred to the Buyer's NQF or to Buyer at the Closing be greater than the amount specified in a written notice from Buyer to Seller at least ten Business Days prior to Closing.

        (d) Seller shall cooperate with Buyer in constructing the investments contained within the Decommissioning Funds and the Texas Disposal Fund prior to the Closing Date and shall invest the assets of the Decommissioning Funds and the Texas Disposal Fund in those amounts and securities suggested by Buyer and reasonably satisfactory to Seller at least seven days prior to the Closing Date.

        (e) The Parties shall cooperate in preparing and filing a joint request to the IRS for the rulings described in Section 6.12 (a) or (b). If any or all of the necessary IRS rulings or opinions of counsel cannot be obtained by the Parties, the Parties agree that it will be acceptable to them to obtain alternate IRS rulings or opinions of counsel acceptable to the Parties that place the Parties in an economic position that is not materially worse than if such rulings or opinions of counsel had been obtained, taking into account both current and future Income Tax consequences and assuming after-tax rates of growth for the Qualified Decommissioning Fund, the Nonqualified Decommissioning Fund and the Texas Disposal Fund.

     6.13 SPENT NUCLEAR FUEL FEES.

        (a) Between the date hereof and the Closing Date, and at all times thereafter, Seller will pay all Spent Nuclear Fuel Fees and any other fees associated with electricity generated at VYNPS prior to the Closing Date, and Buyer shall have no liability or responsibility therefor. Buyer shall pay and discharge all fees and expenses associated with electricity generated at VYNPS from and after the Closing Date, and Seller shall have no liability or responsibility therefor. Buyer shall assume title to and responsibility for the storage and disposal of the Spent Nuclear Fuel in VYNPS as of the Closing Date. Seller shall assign to Buyer the DOE Standard Contract, except for the obligation to pay the one time fee, and shall provide the required notice to the DOE within ninety (90) days of transfer of title to spent fuel.

        (b) Seller agrees, upon receipt of at least 15 days advance written notice from the Buyer of the date on which the one-time fee for fuel burned prior to April 7, 1983 under the DOE Standard Contract will become due and payable in accordance with the terms of the DOE Standard Contract, to cause such fee to be duly paid when due, subject to any rights of set-off to which Seller may be entitled by reason of the Department of Energy's defaults under said DOE Standard Contract.

        (c) Until such time as the DOE shall take financial responsibility for the Spent Nuclear Fuel generated at VYNPS or the DOE otherwise causes or pays for the storage at or removal



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


of such Spent Nuclear Fuel from the Site, Seller shall be responsible for 70% of the costs of building and operating the operational phase spent fuel storage facility with respect to such Spent Nuclear Fuel. Buyer shall invoice Seller for such costs as incurred on a monthly basis. Seller's share of such costs shall not exceed 70% of an amount not to exceed the equivalent to $20.7 million in 1999 dollars. The reimbursement by the Seller will include an adjustment to compensate Buyer for the deferral of tax deductions associated with the capital portion of Seller's share of the costs. At Seller's option, Seller may cause funds to be disbursed from the Vermont Yankee Spent Fuel Trust to satisfy such costs; provided, however, to the extent Seller's share of such costs are not fully paid by disbursements from such trust, Seller shall be responsible for the payment of such costs. From and after the date the DOE assumes financial responsibility for Spent Nuclear Fuel as contemplated by this Section 6.13(c), the Seller shall be relieved of responsibility for that portion of the costs assumed by DOE.

        (d) Buyer agrees that, if at any time after the Closing, Buyer receives any cash compensation from the Department of Energy with respect to the DOE's defaults under the DOE Standard Contract or is otherwise compensated by the DOE for the costs of storage and safe keeping of the Spent Nuclear Fuel generated at the Facility, then, to the extent that such cash compensation relates to the following enumerated items Buyer shall pay over to Seller, or its assignees, portions of such cash compensation or from the Decommissioning Funds, when such Decommissioning Funds are available and accessible, up to an aggregate amount not to exceed the following items:

          (i) the amount theretofore paid b (i) the amount theretofore paid by Seller as its 70% share of the cost of building and operating the operational phase storage facility under subsection 6.13(c); and

          (ii) $22.5 million being the (ii) $22.5 million being the portion of the assets of the Decommissioning Fund(s) conveyed to Buyer pursuant to this Agreement, attributable to the estimated costs of storage of Spent Nuclear Fuel;

provided, however, that, to the extent the recovery of cash damages from DOE relates to clause (i) above, the damages shall be shared pro rata, 70% for Seller and 30% for Buyer, up to the maximum value identified in clause (i) above.

     If the DOE's refund or payment of costs is less than the total costs of storage and safekeeping of the Spent Nuclear Fuel generated at the Site, the Seller shall receive a pro rata share of the benefits. The pro rata share shall be determined by dividing the Seller's responsible costs, as outlined above, by the total project cost and then multiplying the quotient by the amount of the DOE payment or refund.

     6.14 DEPARTMENT OF ENERGY DECONTAMINATION AND DECOMMISSIONING FEES. Seller will continue to pay all Department of Energy Decontamination and Decommissioning Fees relating to nuclear fuel purchased and consumed at VYNPS prior to the Closing Date, including, without limitation, all annual Special Assessment invoices to be issued after the Closing Date by the





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Department of Energy, as contemplated by its regulations at 10 C.F.R. Part 766 implementing Sections 1801, 1802 and 1803 of the Atomic Energy Act.

     6.15 COOPERATION RELATING TO INSURANCE AND PRICE-ANDERSON ACT. Until the Closing, Seller will maintain in effect the same level of property damage and liability insurance for the Facility as in effect on the date hereof, including those insurance policies described in Schedule 4.9. Seller shall cooperate with Buyer's efforts to obtain insurance, including insurance required under the Price-Anderson Act or other Nuclear Laws with respect to the Purchased Assets. In addition, Seller agrees to use reasonable efforts to assist Buyer in making any claims against pre-Closing insurance policies of Seller that may provide coverage related to Assumed Liabilities and Obligations. Buyer agrees that it will indemnify Seller for its reasonable out-of-pocket expenses incurred in providing such assistance and cooperation.

     6.16 TAX CLEARANCE CERTIFICATES. Seller and Buyer shall cooperate and use their Commercially Reasonable Efforts to cause the tax clearance certificates described in Schedule 4.20 of this Agreement to be issued by the appropriate taxing authorities prior to the Closing Date or as soon as practicable thereafter.

     6.17 REMEDIATION. Prior to the Closing, and at its expense, Seller shall fully and successfully correct and complete its plan of Remediation as set forth on Schedule 6.17 or shall compensate Buyer for the costs of any uncompleted Remediation set forth on Schedule 6.17 through an adjustment to the Purchase Price paid at Closing.

     6.18 INSURANCE POLICIES. Buyer shall obtain the Nuclear Insurance Policies effective as of the Closing Date as set forth on Schedule 1.1(109) hereto. Any claims bonus or premium refunds paid in connection with the credit insurance or surety bond referred to in Section 7.1(x) shall be solely for the account of the Seller and Buyer shall immediately pay to Seller any such claims bonus or premium refunds received by Buyer.


                                   ARTICLE VII

                                   CONDITIONS

     7.1 CONDITIONS TO OBLIGATIONS OF BUYER. The obligations of Buyer to purchase the Purchased Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date (or the waiver in writing by Buyer) of the following conditions:

        (a) The waiting period under the HSR Act applicable to the consummation of the sale of the Purchased Assets contemplated hereby shall have expired or been terminated;






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


        (b) No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Purchased Assets contemplated herein shall have been issued and remain in effect (each Party agreeing to cooperate in all efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority which prohibits the consummation of the sale of the Purchased Assets;

        (c) Buyer shall have received all of Buyer's Required Regulatory Approvals, which approvals shall be in form and substance reasonably satisfactory to Buyer in its sole discretion (as evidenced by failure to give notice within the period permitted by Section 6.6(k) or earlier written acknowledgement of acceptability), and such approvals shall be final;

        (d) Seller shall have received all Seller's Required Regulatory Approvals, which approvals shall contain no condition or deficiency which, as determined by the Buyer in its sole discretion, could reasonably be expected to result in a Material Adverse Effect (as evidenced by failure to give notice within the period permitted by Section 6.6 (k) or earlier written acknowledgement of acceptability), and such approvals shall be final;

        (e) Seller shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement and the Power Purchase Agreement which are required to be performed and complied with by Seller on or prior to the Closing Date;

        (f) The representations and warranties of Seller set forth in this Agreement that are qualified by materiality shall be true and correct as of the Closing Date and all other representations and warranties shall be true and correct in all material respects as of the Closing Date, in each case as though made at and as of the Closing Date;

        (g) Buyer shall have received certificates from an authorized officer of Seller, dated the Closing Date, to the effect that, to the Seller's Knowledge, the conditions set forth in Sections 7.1(e), (f), (m), (n), (o), (p) and (v) have been satisfied by Seller;

        (h) Buyer shall have received an opinion or opinions from Seller's counsel reasonably acceptable to Buyer, dated the Closing Date and reasonably satisfactory in form and substance to Buyer and its counsel, substantially in the form of Exhibit J hereto;

        (i) Seller shall have delivered, or caused to be delivered, to Buyer at the Closing, Seller's closing deliveries described in Section 3.6;

        (j) Buyer shall have received from a nationally recognized title insurance company an ALTA owner's title insurance policies on the Real Property, in form and substance reasonably satisfactory to Buyer, insuring title as described therein, subject only to the Permitted Encumbrances. Buyer shall provide Seller with a copy of a preliminary title report to the extent






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


obtained by Buyer and Seller shall have provided Buyer, at Seller's expense, with an updated survey for the Real Property;

        (k) Since the date of this Agreement, no Material Adverse Effect, including, without limitation, from any contract, agreement, commitment or arrangement with the NRC as permitted by Section 6.1(a)(x), that could reasonably be expected to cause Buyer to increase expenses, lose revenue, make capital expenditures or otherwise experience any financial detriment within five
(5) years from the Closing Date in an amount greater than $5,000,000 in the aggregate shall have occurred and be continuing; other than those arising from facts or circumstances that were expressly set forth herein or in any Schedule hereto on the date of this Agreement and were not expressly required to be corrected or Remediated and such correction or Remediation was completed before the Closing Date;

        (l) The IRS rulings or opinions of counsel applicable to Buyer set forth in Section 6.12 shall have been received;

        (m) Seller shall have materially performed the maintenance, repair and replacement work on the Facility set forth in Schedule 7.1(m) in accordance with the previously established schedule for the completion of such work, and such work shall have been completed in accordance with Good Utility Practices and
Section 6.1(a) and in material conformity with all applicable legal requirements;

        (n) Seller shall have completed in accordance with Good Utility Practices and Section 6.1(a) and in material conformity with all applicable legal requirements all work required to be accomplished in order for the Purchased Assets to be Year 2000 Compliant or "Y2K Ready" (as defined in Section 6.1(f));

        (o) Seller shall have completed in accordance with Good Utility Practices and Section 6.1(a) and in material conformity with all applicable legal requirements all work required to be accomplished in the Refueling Outage as set forth in Schedule 1.1(136);

        (p) All Low Level Waste that has been generated in the operations of the Facility which have an associated disposal cost in the aggregate of greater than $250,000 shall have been shipped off-Site by Seller for permanent disposal in accordance with all applicable legal requirements, and all remaining Low Level Waste generated in the operations of the Facility having an associated disposal cost in the aggregate of $250,000 or less shall have been properly bagged, tagged, packaged and/or stored by Seller at the Facility in accordance with Good Utility Practices for handling Low Level Waste;

        (q) The lien of the Mortgage Indentures on the Purchased Assets and all Encumbrances on the Real Property (other than Permitted Encumbrances) shall have been released and any documents necessary to evidence such releases shall have been delivered to the title company;

        (r) All consents and approvals for the consummation of the sale of the Purchased Assets contemplated hereby required under the terms of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which Seller is a party or by which Seller, or any of the Purchased Assets, may be bound, shall have been obtained, other than those which if not obtained, would not, individually and in the aggregate, create a Material Adverse Effect;

        (s) Velco and Seller shall have entered into the Easement Agreement and the Transmission Asset Purchase Agreement and Velco shall have entered into the Interconnection Agreement, and such agreements shall be in full force and effect;

        (t) (i) The Total NCV of the Decommissioning Funds shall be as set forth in Section 6.12, and (ii) Seller shall have made the deposits required in accordance with Section 6.12 to the Texas Disposal Fund;

        (u) Buyer shall be satisfied, in its reasonable discretion, that, other tharespect to the Environmental Conditions disclosed by Seller in any schedule to this Agreement, there is no Environmental Condition at the Site that is reasonably likely to give rise to an Environmental Claim or Remediation activity that would result in a Material Adverse Effect;

        (v) Seller shall have completed all Remediation set forth in Schedule
6.17 or, alternatively, shall pay Buyer for any and all such Remediation costs to be incurred after the Closing Date;

        (w) Seller and each of the Sponsors shall have entered into the Amendatory Power Agreement;

        (x) Seller shall have obtained the credit insurance or surety bond, substantially in conformity with the term sheet attached as Exhibit O.

        (y) Seller and Chittenden Bank shall have entered into the Vermont Yankee Spent Fuel Trust Supplemental Indenture in form and substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect;

        (z) Seller, Buyer and Seller's secured lender or lenders shall have entered into a creditors' agreement substantially on the terms set forth in
Schedule 7.1(z) and which is otherwise in form and substance reasonably satisfactory to Buyer;

        (aa) The Indenture dated August 1, 1970 between Seller and New England Power Company, predecessor in interest to U.S. Generating Company, relating generally to the Vernon Dam shall have been recorded in the land records of the Town of Vernon, Windham County, Vermont as an encumbrance against the VYNPS Site and evidence of such recording shall have been delivered to Buyer in form and substance reasonably satisfactory to Buyer, and the Seller shall have assigned to Buyer its interest as grantee thereunder with respect to the rights granted therein relating to the





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

Vernon Dam and the site thereof, which instrument of assignment shall be in recordable form and substance reasonably satisfactory to Buyer and shall be in full force and effect;

        (bb) The Buyer, U.S. Generating Company, GMPC and NEPCO shall have entered into an agreement, satisfying applicable NRC license or operation requirements, providing for the supply of power with respect to so-called "black start" of VYNPS during periods when VYNPS is not operating and the electrical supply referred to in subsection (cc) below is not available, which agreement shall be in form and substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect;

        (cc) GMPC, Seller and Buyer shall have entered into an agreement which, among other things, assigns to Buyer the Seller's interest in an Amended Agreement dated November 27, 1989 providing for the purchase of electric energy for the operation of VYNPS from GMPC for station service backup and outage power, which agreement shall be in form and substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect;

        (dd) Buyer and NEPCO shall have entered into an agreement with respect to the interconnection of NEPCO's Vernon substation, the Vernon Dam and the VYNPS, which agreement shall be in form and substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect; and

        (ee) Seller shall have established a special purpose entity in form and substance satisfactory to Buyer in its sole discretion.

     7.2 CONDITIONS TO OBLIGATIONS OF SELLER. The obligations of Seller to sell the Purchased Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date (or the waiver in writing by Seller) of the following conditions:

        (a) The waiting period under the HSR Act applicable to the consummation of the sale of the Purchased Assets contemplated hereby shall have expired or been terminated;

        (b) No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Purchased Assets contemplated herein shall have been issued and remain in effect (each Party agreeing to use its Commercially Reasonable Efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority in the United States which prohibits the consummation of the sale of the Purchased Assets;

        (c) Seller and its Sponsors shall have received all of Seller's Required Regulatory Approvals, which approvals shall be in form and substance reasonably satisfactory to Seller (or the affected Sponsor) in the sole discretion of the Seller or such Sponsor (as evidenced by failure to give




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

notice within the period permitted by Section 6.6 (k) or earlier written acknowledgement of acceptability), and such approvals shall be final;

        (d) Buyer shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement and the Power Purchase Agreement which are required to be performed and complied with by Buyer on or prior to the Closing Date;

        (e) The representations and warranties of Buyer set forth in this Agreement that are qualified by materiality shall be true and correct as of the Closing Date and all other representations and warranties shall be true and correct in all material respects as of the Closing Date, in each case as though made at and as of the Closing Date;

        (f) Seller shall have received a certificate from an authorized officer of Buyer, dated the Closing Date, to the effect that, to the Buyer's Knowledge, the conditions set forth in Sections 7.2(d) and (e) have been satisfied by Buyer;

        (g) Effective upon Closing, Buyer shall have assumed, as set forth in
Section 6.10, all of the applicable obligations under the IBEW Collective Bargaining Agreement as they relate to Transferred Union Employees;

        (h) Seller shall have received an opinion from Buyer's counsel reasonably acceptable to Seller, dated the Closing Date and satisfactory in form and substance to Seller and its counsel, substantially in the form of Exhibit K hereto;

        (i) Buyer shall have delivered, or caused to be delivered, to Seller at the Closing, Buyer's closing deliveries described in Section 3.7;

       (j) Buyer shall have entered into the Easement Attachment Agreement and the Interconnection Agreement, and the Sponsors set forth therein shall have entered into the Power Purchase Agreement and the Sponsors Agreement, and such Agreements shall be in full force and effect;

        (k) The IRS rulings or opinions of counsel applicable to Seller set forth in Section 6.12, as the case may be, shall have been received;

        (l) The lien of the Mortgage Indentures on the Purchased Assets shall have been released and any documents necessary to evidence such release shall have been delivered to the title company;

        (m) Since the Agreement Date and as a result of a Major Capital Repair, Seller shall not have expended on Capital Projects more than $2 million (net of insurance proceeds) in excess of the portion of the Capital Budget (exclusive of the amounts related to the items set forth in Schedule 7.1(m)) attributable to the period between the Agreement Date and the Closing, assuming that the budget amounts for each year of the Capital Budget are allocated in equal amounts to each of the months of such year.

           For purposes of this subsection:

           "Capital Budget" means the capital budget of Seller for 1999 and 2000 as set forth in Schedule 6.1.

           "Capital Projects" mean capital projects, including a Major Capital Repair, but excluding the items set forth on Schedule 7.1(m).

           "Major Capital Repair" means a single major capital repair or replacement (and related repairs and replacements) not set forth in the Capital Budget, but excluding any Capital Projects for which the Cash Purchase Price is to be increased pursuant to Section 3.3(a)(iii);

        (n) Velco shall have entered into the Easement Agreement, the Interconnection Agreement and the Transmission Asset Purchase Agreement, and such agreements shall be in full force and effect;

        (o) Each of the Sponsors shall have entered into the Amendatory Power Agreement;

        (p) Seller, Buyer and Seller's secured lender or lenders shall have entered into a creditors' agreement containing the terms set forth in Schedule 7.1(z) and which is otherwise in form and substance reasonably satisfactory to Seller;

        (q) Seller shall have established a special purpose entity in form and substance satisfactory to Seller in its sole discretion; and

        (r) [REDACTED].

        (s) Seller shall have obtained the credit insurance or surety bond, substantially in conformity with the term sheet attached as Exhibit O.

                                  ARTICLE VIII

                                 INDEMNIFICATION


     8.1 INDEMNIFICATION.

        (a) Buyer shall indemnify, defend and hold harmless Seller, its officers, directors, employees, shareholders, Affiliates and agents (each, a "SELLER INDEMNITEE") from and against any






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and all claims, demands, suits, losses, liabilities, damages, obligations, payments, costs and expenses (including, without limitation, the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (each, an "INDEMNIFIABLE LOSS"), asserted against or suffered by any Seller Indemnitee, that relate to, result from or arise out of (i) any breach by Buyer of any representations, warranties or covenants contained in this Agreement, provided that such Indemnifiable Losses in the aggregate exceed Five Hundred Thousand Dollars ($500,000) less the cost of curing untrue or incorrect representations or warranties described in Section 6.9(d) that were not cured by Buyer, (ii) the Assumed Liabilities and Obligations, (iii) any loss or damages resulting from or arising out of any Inspection, (iv) any Third Party Claims against a Seller Indemnitee arising out of or in connection with Buyer's ownership or operation of VYNPS and other Purchased Assets on or after the Closing Date subject to the proviso in clause (i), if applicable, (v) Taxes attributable to taxable income resulting from the Qualified Decommissioning Funds post- Closing or (vi) any loss or damage arising out of the termination of the contract for fabrication of nuclear fuel set forth on Schedule 8.1(a)(vi).

        (b) Seller shall indemnify, defend and hold harmless Buyer, its officers, directors, members, employees, shareholders, Affiliates and agents (each, a "BUYER INDEMNITEE") from and against any and all Indemnifiable Losses asserted against or suffered by any Buyer Indemnitee, and relate to, result from or arise out of (i) any breach by Seller of any representations, warranties or covenants contained in this Agreement, provided that such Indemnifiable Losses in the aggregate exceed Five Hundred Thousand Dollars ($500,000) less the cost of curing untrue or incorrect representations or warranties described in Section 6.9(c) that were not cured by Seller, (ii) the Excluded Liabilities, (iii) noncompliance by Seller with any bulk sales or transfer laws as provided in
Section 10.11, (iv) any Third Party Claims against a Buyer Indemnitee arising out of or in connection with Seller's ownership or operation of the Purchased Assets on or prior to the Closing Date (except to the extent related to Assumed Liabilities and Obligations), subject to the proviso in clause (i), if applicable, (v) any Third Party Claims against a Buyer Indemnitee arising out of or in connection with Seller's ownership or operation of the Excluded Assets,
(vi) all Taxes incurred by reason of any act of Seller that either constitutes an act of "self-dealing" as defined in Treas. Reg. ss. 1.468A-5(b)(2) or results in the disqualification of the Qualified Decommissioning Fund under Treas. Reg. ss. 1.468A-5 or (vii) any claims or attachments of Seller or any creditor of Seller against the Decommissioning Funds after the Closing Date.

        (c) The expiration or termination of any representation or warranty shall not affect the Parties' obligations under this Section 8.1 if the Indemnitee provided the Person required to provide indemnification under this Agreement (the "INDEMNIFYING PARTY") with proper notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

        (d) The rights and remedies of Seller and Buyer under this Article VIII are the sole and exclusive remedies and in lieu of any and all other rights and remedies which Seller and Buyer may have under this Agreement or otherwise, with respect to (i) any breach of or failure to





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perform any covenant, agreement, or representation or warranty set forth in this
Agreement, after the occurrence of the Closing or (ii) the Assumed Liabilities and Obligations or the Excluded Liabilities, as the case may be. The indemnification obligations of the Parties set forth in this Article VIII apply only to matters arising out of this Agreement, excluding the Ancillary Agreements. Any Indemnifiable Loss arising under or pursuant to an Ancillary Agreement shall be governed by the indemnification obligations, if any, contained in the Ancillary Agreement under which the Indemnifiable Loss arises.

        (e) Except for obligations under this Article VIII, no Party (including an Indemnitee) shall be entitled to the remedy of specific performance by the other Party (including an Indemnifying Party).

        (f) Notwithstanding anything to the contrary herein, no Party
(including an Indemnitee) shall be entitled to recover from the other Party (including an Indemnifying Party) for any liabilities, damages, obligations, payments, losses, costs or expenses under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney's and other advisor fees suffered by such Party. Buyer and Seller waive any right to recover punitive, incidental, special, exemplary and consequential damages arising in connection with or with respect to this Agreement. The provisions of this
Section 8.1(f) shall not apply to indemnification for a Third Party Claim.

     8.2 DEFENSE OF CLAIMS.

        (a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action or proceeding made or brought by any Person who is not a Party to this Agreement or any Affiliate of a Party to this Agreement (a "THIRD PARTY CLAIM") with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event such notice shall not be given later than twenty (20) calendar days after the Indemnitee's receipt of notice of such Third Party Claim. Such notice shall describe the nature of the Third Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third Party Claim at such Indemnifying Party's expense and by such Indemnifying Party's own counsel, provided that the counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnitee. The Indemnitee shall cooperate in good faith in such defense at such Indemnitee's own expense. If an Indemnifying Party elects not to assume the defense of any Third Party Claim, the Indemnitee may compromise or settle such Third Party Claim over the objection of the Indemnifying Party, which settlement or compromise shall conclusively establish the Indemnifying Party's liability pursuant to this Agreement.

        (b) (i) If, within twenty (20) calendar days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claims, the Indemnitee receives written notice

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from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in Section 8.2(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that if the Indemnifying Party shall fail to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) calendar days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps, the Indemnitee may assume its own defense and the Indemnifying Party shall be liable for all reasonable expenses thereof.

           (ii) Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder. If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within twenty (20) calendar days after its receipt of such notice, the Indemnifying Party shall be relieved of its obligations to defend such Third Party Claim and the Indemnitee may contest or defend such Third Party Claim. In such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will be the amount of such settlement offer plus reasonable costs and expenses paid or incurred by Indemnitee up to the date of such notice.

        (c) Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a "DIRECT CLAIM") shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event such notice shall not be given later than twenty (20) calendar days after the Indemnitee becomes aware of such Direct Claim, and the Indemnifying Party shall have a period of twenty (20) calendar days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such twenty (20) calendar day period, the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects such claim, the Indemnitee will be free to seek enforcement of its right to indemnification under this Agreement.

        (d) If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof to the date or repayment at the "prime rate" as published in THE WALL STREET JOURNAL) shall promptly be repaid by the Indemnitee to the Indemnifying Party.

        (e) A failure to give timely notice as provided in this Section 8.2 shall not affect the rights or obligations of any Party hereunder except if, and only to the extent that, as a result of such failure, the Party which was entitled to receive such notice was actually prejudiced as a result of such failure.


                                   ARTICLE IX

                                   TERMINATION

     9.1 TERMINATION.

        (a) This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of Seller and Buyer.

        (b) This Agreement may be terminated by either Seller or Buyer by giving written notice to the other Party any time prior to Closing if any of the following has occurred: (i) any federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable, (ii) any statute, rule, order or regulation shall have been enacted or issued by any Governmental Authority which, directly or indirectly, prohibits the consummation of the Closing, or
(iii) the Closing contemplated hereby shall have not occurred on or before December 31, 2000 (the "TERMINATION DATE").

        (c) Except as otherwise provided in this Agreement, this Agreement may be terminated by Buyer by giving written notice to the Seller any time prior to Closing if any of Buyer's Required Regulatory Approvals or Seller's Required Regulatory Approvals, the receipt of which is a condition to the obligation of Buyer to consummate the Closing as set forth in Sections 7.1(c) and 7.1(d), shall have been finally denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied) or shall have been granted but such approval contains conditions that, after satisfaction of the provisions of Section 6.6(k), in the case of Buyer's Required Regulatory Approvals, would not be in form and substance reasonably satisfactory to Buyer in its sole discretion, or, in the case of Seller's Required Regulatory Approvals, could reasonably be expected to cause a Material Adverse Effect as determined by Buyer in its sole discretion.

        (d) Except as otherwise provided in this Agreement, this Agreement may be terminated by Seller by giving written notice to Buyer any time prior to Closing, if any of Seller's Required Regulatory Approvals, the receipt of which is a condition to the obligation of Seller to consummate the Closing as set forth in Section 7.2(c), shall have been finally denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied) or shall have been granted but such approval contains conditions that, after satisfaction of the provisions of Section 6.6(k), would not be in form and substance reasonably satisfactory to Seller (or the affected Sponsor) in its sole discretion.

        (e) This Agreement may be terminated by Buyer if there has been any violations or breaches by Seller of any covenants, representations or warranties contained in this Agreement which have resulted in a Material Adverse Effect and such violations or breaches have not been cured by the date thirty (30) days after receipt by Seller of written notice specifying particularly such violations or breaches or such violations or breaches have not been waived by Buyer.

        (f) This Agreement may be terminated by Seller if there has been any violations or breaches by Buyer of any covenants, representations or warranties contained in this Agreement which have resulted in a Material Adverse Effect or a Buyer Material Adverse Effect.

        (g) This Agreement may be terminated by Buyer or Seller in accordance with the provisions of Sections 6.9(c) or (d) and 6.11(b) or (c).

        (h) This Agreement may be terminated by Buyer or Seller if any "extraordinary nuclear occurrence" or "nuclear incident" or "precautionary evacuation" (as such terms are defined in the Atomic Energy Act), other than the nuclear incident at Three Mile Island in 1979, occurs at the Site, or at any other licensed nuclear reactor site in the United States.

     9.2 PROCEDURE AND EFFECT OF NO-DEFAULT TERMINATION. In the event of termination of this Agreement by either or both of the Parties pursuant to this
Section 9, written notice thereof shall forthwith be given by the terminating Party to the other Party, whereupon, if this Agreement is terminated pursuant to any of Sections 9.1(a) through (d) and 9.1(g), the liabilities of the Parties hereunder will terminate, except as otherwise expressly provided in this Agreement, and thereafter neither Party shall have any recourse against the other by reason of this Agreement (except for recourse against any Party then in breach).


                                    ARTICLE X

                            MISCELLANEOUS PROVISIONS

     10.1 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Seller and Buyer.

     10.2 WAIVER OF COMPLIANCE; CONSENTS. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver of such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply therewith.

     10.3 SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND OBLIGATIONS.

        (a) [REDACTED]. Each Party shall be entitled to rely upon the representations and warranties of the other Party or Parties set forth herein, notwithstanding any investigation or audit conducted before or after the Closing Date or the decision of any Party to complete the Closing.

        (b) Except as provided in Section 10.3(a), the covenants and obligations of Seller and Buyer set forth in this Agreement, including, without limitation, the indemnification obligations of the parties under Article VIII hereof, shall survive the Closing indefinitely, and the Parties shall be entitled to the full performance thereof by the other Parties hereto without limitation as to time or amount.

     10.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the recipient Party at its address (or at such other address or facsimile number for a Party as shall be specified by like notice; provided, however, that notices of a change of address shall be effective only upon receipt thereof):

                  (a)      If to Seller, to:

                           Vermont Yankee Nuclear Power Corporation
                           185 Old Ferry Road
                           Brattleboro, VT  05301
                           Fax No.: 802-258-2128
                           Attention: Ross P. Barkhurst

                           with a copy to:

                           Ropes & Gray
                           One International Place
                           Boston, MA 02110
                           Fax No.: 617- 951-7050
                           Attention: John A. Ritsher, Esq.
                                      Hemmie Chang, Esq.

                  (b)      If to Buyer, to:

                           AmerGen Energy Company, L.L.C.
                           965 Chesterbrook Boulevard (63C-3)
                           Wayne, PA  19087
                           Fax No.: 610-640-6611
                           Attention: Charles P. Lewis
                           with a copy to:

                           Morgan, Lewis & Bockius LLP
                           1701 Market Street
                           Philadelphia, PA 19103
                           Fax No.: 215-963-5299
                           Attention:  Howard L. Meyers, Esq.

     10.5 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party hereto, including by operation of law, without the prior written consent of the other Party, such consent not to be unreasonably withheld, nor is this Agreement intended to confer upon any other Person except the Parties hereto any rights, interests, obligations or remedies hereunder. No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of Seller (including any beneficiary or dependent thereof) in respect of continued employment or resumed employment, and no provision of this Agreement shall create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder. Notwithstanding the foregoing, but subject to all applicable legal requirements, (a) Buyer or its permitted assignee may assign, transfer, pledge or otherwise dispose of (absolutely or as security) its rights and interests hereunder to a trustee, lending institutions or other party for the purposes of leasing, financing or refinancing the Purchased Assets, including such an assignment, transfer or other disposition upon or pursuant to the exercise of remedies with respect to such leasing, financing or refinancing, or by way of assignments, transfers, pledges or other dispositions in lieu thereof, and (b) Buyer or its permitted assignee may assign, transfer, pledge or otherwise dispose of (absolutely or as security) its rights and interests hereunder to a wholly owned Affiliate of Buyer; provided, however, that no such assignment shall relieve or discharge Buyer from any of its obligations hereunder. Seller agrees, at Buyer's expense, to execute and deliver such documents as may be reasonably necessary to accomplish any such assignment, transfer, pledge or other disposition of rights and interests hereunder so long as Seller's rights under this Agreement are not thereby altered, amended, diminished or otherwise impaired.

     10.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of New York (without giving effect to conflict of law principles) as to all matters, including, without limitation, matters of validity, construction, effect, performance and remedies. THE PARTIES HERETO AGREE THAT VENUE IN ANY AND ALL ACTIONS AND PROCEEDINGS RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE STATE AND FEDERAL COURTS IN AND FOR NEW YORK COUNTY, NEW YORK, WHICH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR SUCH PURPOSE, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. SERVICE OF

PROCESS MAY BE MADE IN ANY MANNER RECOGNIZED BY SUCH COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     10.7 ATTORNEY-CLIENT MATTERS. In any dispute or proceeding arising under or in connection with this Agreement, including, without limitation, Article VIII hereof, Seller shall have the right, at its election, to retain the firm of Ropes & Gray to represent it in such matter. Buyer, for itself and its successors and assigns, hereby irrevocably acknowledges and agrees that all communications between Seller and Seller's counsel, including without limitation Ropes & Gray, made in connection with the negotiation, preparation, execution, delivery, and closing under, or any dispute or proceeding arising between Buyer and Seller under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of Seller and its counsel and would not be subject to disclosure to Buyer in connection with any process relating to such dispute under or in connection with this Agreement, shall continue after the Closing to be privileged communications between Seller and such counsel, and neither Buyer nor any Person purporting to act on behalf of or through Buyer, shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Buyer and not Seller. The foregoing acknowledgment and agreement of Buyer shall survive the Closing.

     10.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     10.9 INTERPRETATION. The articles, section and schedule headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

     10.10 SCHEDULES AND EXHIBITS. Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement.

     10.11 ENTIRE AGREEMENT. This Agreement, the Confidentiality Agreement and the Ancillary Agreements, including the Exhibits, Schedules, documents, certificates and instruments referred to herein or therein, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement and supersedes all prior agreements and understandings between the Parties (other than the Confidentiality Agreement) with respect to such transactions. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. It is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants or undertakings contained in any material made available to Buyer pursuant to the terms of the Confidentiality Agreement.








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

     10.12 BULK SALES LAWS. Buyer acknowledges that, notwithstanding anything in this Agreement to the contrary, Seller will not comply with the provision of the bulk sales laws of any jurisdiction in connection with the transactions contemplated by this Agreement. Buyer hereby waives compliance by Seller with the provisions of the bulk sales laws of all applicable jurisdictions.

     IN WITNESS WHEREOF, Seller and Buyer have caused this Asset Purchase Agreement to be signed by their respective duly authorized officers as of the date first above written.


VERMONT YANKEE NUCLEAR POWER
CORPORATION


By: /s/  R.P. Barkhurst
   ----------------------------
Name:  R.P. Barkhurst
Title: President



AMERGEN ENERGY COMPANY, L.L.C.


By: /s/ Drew B. Fetters
   -----------------------------
Name:  Drew B. Fetters
Title: Vice President

                                                                     EXHIBIT B-2

                           PURCHASE AND SALE AGREEMENT

     PURCHASE AND SALE AGREEMENT, dated as of November 17, 1999, by and between Vermont Yankee Nuclear Power Corporation, a Vermont corporation ("Seller"), and Vermont Electric Power Company, Inc., a Vermont corporation ("Buyer"). Seller and Buyer are referred to individually as a "Party", and collectively as the "Parties".

                               W I T N E S S E T H

     WHEREAS, Seller owns certain transmission assets associated with the Vermont Yankee Nuclear Power Station ("VYNPS"), NRC Operating License No. DPR-28 located in Vernon, Vermont;

     WHEREAS, Buyer desires to purchase and Seller desires to sell the Transmission Assets (as defined in Section 1.1(a) below) and certain associated liabilities, upon the terms and conditions hereinafter set forth in this Agreement; and

     WHEREAS, Seller desires to grant to Buyer a perpetual, non-exclusive easement for access to, and installation, maintenance, operation, upgrading, repair, reconstruction, relocation and replacement of any of the Transmission Assets.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

                                    SECTION 1
                                PURCHASE AND SALE

1.1 SALE OF ASSETS. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Seller will sell, assign, convey, transfer, grant and deliver to Buyer, and Buyer will purchase, assume and acquire from Seller, free and clear of all liens or encumbrances, except as otherwise provided herein:

     (a) all of Seller's right, title and interest in and to the electrical transmission, communication, substation and other assets (as opposed to generation facilities) of Seller located at the VYNPS 345 kv and 115 kv switchyards (whether or not regarded as a "transmission" or "generation" asset for regulatory or accounting purposes), including but not limited to the assets listed on Schedule 3.5(b) (collectively, the "Transmission Assets");

     (b) a perpetual, exclusive easement for, among other things, the installation, erection, construction, maintenance, operation, upgrading, repair, reconstruction, relocation, removal and replacement of the Transmission Assets, together with a perpetual, non-exclusive right over Seller's lands for access to the Transmission Assets and a proposed storage building, which easement and right shall be in one or more documents substantially in the form of Exhibit A hereto (the "Easement");

     (c) subject to the provisions of Section 5.5, all contracts, agreements, licenses and personal property leases relating to the Transmission Assets (collectively, the "Assigned Contracts");

     (d) all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to own and operate the Transmission Assets;

     (e) all unexpired, transferrable warranties from third parties with respect to the Transmission Assets; and

     (f) originals or copies of all operating records, operating, safety and maintenance manuals, engineering design plans, drawings, blueprints and as built plans, specifications, procedures and similar items of Seller relating specifically to the aforementioned assets and necessary for the operation of the Transmission Assets (subject to the right of Seller to retain copies of same for its use).

                                    SECTION 2
                                   THE CLOSING

2.1 CLOSING. Upon the terms and subject to the satisfaction of the conditions contained in Section 6 of this Agreement, the sale of the Transmission Assets to Buyer, the grant of the Easement, the payment of the Cash Purchase Price by Buyer to Seller, and the consummation of the other respective obligations of the Parties contemplated by this Agreement shall take place at a closing (the "Closing") (except for obligations specifically contemplated hereby to be completed after the Closing), to be held at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania, at the same time and date as the closing for the Asset Purchase Agreement dated as of November 17, 1999 ("Asset Purchase Agreement") between Seller and AmerGen Energy Company, L.L.C., a Delaware limited liability company ("AmerGen") and for the Interconnection Agreement between Buyer and AmerGen. The date of Closing is hereinafter called the "Closing Date." The Closing shall be effective simultaneously with the effective time of the closing of the Asset Purchase Agreement.

2.2 PURCHASE PRICE; PAYMENT. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, in consideration of Seller's sale, assignment, grant, conveyance, transfer and delivery of the Transferred Assets to Buyer, at the Closing Buyer will pay or cause to be paid to Seller the net book value of the Transmission Assets on Seller's unaudited balance sheet as of the Closing Date (the "Cash Purchase Price"), by wire transfer of immediately available funds denominated in U.S. dollars or by such other means as are agreed upon by Seller and Buyer.

2.3 DELIVERIES BY SELLER. At the Closing, Seller will deliver, or cause to be delivered, the following to Buyer:

     (a)  An executed Bill of Sale;

     (b)  A receipt for the Cash Purchase Price;

     (c)  An executed counterpart to the Assignment and Assumption Agreement;

     (d) One or more executed Easements in substantially the form of Exhibit A hereto;

     (e) Copies of any and all governmental and other third party consents, waivers or approvals obtained by Seller with respect to the transfer of the Transferred Assets, the grant of the Easement or the consummation of the other transactions contemplated by this Agreement;

     (f) Copies, certified by the Secretary or Assistant Secretary of Seller, of corporate resolutions authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Seller in connection herewith, and the consummation of the transactions contemplated hereby;

     (g) A certificate of an officer of Seller stating that the conditions set forth in Sections 6.1(d) and (e) have been satisfied;

     (h) A certificate of the Secretary or Assistant Secretary of Seller identifying the name and title and bearing the signatures of the officers of Seller authorized to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by Seller in connection herewith;

     (i) A certificate of an officer of Seller setting forth the Cash Purchase Price and stating that the Cash Purchase Price fairly represents the net book value of the Transmission Assets on Seller's unaudited balance sheet as of the Closing Date;

     (j) A certificate of good standing with respect to Seller (dated within seven (7) Business Days of the Closing Date), issued by the Secretary of State of the State of Vermont; and

     (k) A restated version of the easement granted by Seller to Buyer by that certain instrument dated September 30, 1970 and recorded on November 5, 1970 in Book 32 at Page 142 of the Vernon Town Land Records, substantially in the form attached hereto as Exhibit D.

2.4 DELIVERIES BY BUYER. At the Closing, Buyer will deliver, or cause to be delivered, the following to Seller:

     (a)  The Cash Purchase Price;

     (b)  An executed counterpart to the Assignment and Assumption Agreement;

     (c) Copies, certified by the Secretary or Assistant Secretary of Buyer, of resolutions authorizing the execution and delivery of this Agreement, and all of the agreements and instruments to be executed and delivered by Buyer in connection herewith, and the consummation of the transactions contemplated hereby;

     (d) A certificate of an officer of Buyer stating that the conditions set forth in Sections 6.2(d) and (e) have been satisfied;

     (e) A certificate of the Secretary or Assistant Secretary of Buyer identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by Buyer in connection herewith;

     (f) A certificate of good standing with respect to Buyer (dated within seven (7) Business Days of the Closing Date), issued by the Secretary of State of the State of Vermont; and

     (g) A certificate of an officer of Buyer stating Buyer's cost of capital on the Closing Date.

                                    SECTION 3
                    REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants to Buyer as follows:

3.1 ORGANIZATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted. Seller has heretofore made available to Buyer complete and correct copies of its Articles of Incorporation and Bylaws as currently in effect.

3.2 AUTHORITY. Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller, and assuming that this Agreement constitutes a valid and binding agreement of Buyer, subject to the receipt of Seller's Required Regulatory Approvals, constitutes the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except that such enforceability against Seller may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

3.3  CONSENTS AND APPROVALS; NO VIOLATION.

     (a) Except as set forth in Schedule 3.3(a), and subject to the receipt of Seller's Required Regulatory Approvals, neither the execution and delivery by Seller of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in the breach or violation of any provision of the Articles of Incorporation or Bylaws of Seller, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other restriction of any Governmental Authority to which Seller or any of its property is subject, which violations, individually or in the aggregate, would create a Material Adverse Effect or (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Seller is a party or by which Seller or any of the Transferred Assets or the Easement Area may be bound except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, create a Material Adverse Effect.

     (b) Except as set forth in Schedule 3.3(b) (the filings and approvals referred to in such Schedule are collectively referred to as the "Seller's Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is required to be made or obtained prior to the Closing to permit the consummation by Seller of the transactions contemplated hereby, other than such declarations, filings, registrations, authorizations, consents or approvals which, if not obtained, will not individually or in the aggregate create a Material Adverse Effect.

3.4 TITLE AND RELATED MATTERS. Except as set forth in Schedule 3.4, Seller has good and marketable fee title, insurable at regular rates by a nationally recognized title insurance company, to the Easement Area free and clear of all liens and encumbrances. At Closing, the Easement Area will constitute all of the real property interests necessary to access and operate the Transmission Assets as currently operated. Seller has good and valid title to each of the Transferred Assets not constituting real property free and clear of all liens and encumbrances.

3.5  REAL PROPERTY; PLANT AND EQUIPMENT.

     (a) The form of Easement attached as Exhibit A contains descriptions of the locations of the Easement to be granted by Seller to Buyer (the "Easement Area") .

     (b) Schedule 3.5(b) contains a description of substantially all of the equipment components and other personal property comprising the Transmission Assets.

3.6 CONDEMNATION; PUBLIC IMPROVEMENTS. To Seller's Knowledge, neither the whole nor any part of the Easement Area is subject to any pending or threatened, suit for condemnation or other taking by any Governmental Authority, and Seller has no Knowledge of any public improvements with respect to the Easement Area which have been ordered to be made by any Governmental Authority which have not been completed, assessed and paid for prior to the date hereof.

3.7 LEGAL PROCEEDINGS. There are no actions or proceedings pending or, to Seller's Knowledge, threatened, against Seller which could reasonably be expected, individually or in the aggregate, to create a Material Adverse Effect or prohibit or restrain the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby in any material respect.

3.8 ENFORCEABILITY OF CONTRACTS. Each Assigned Contract (i) constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, and, to Seller's Knowledge, constitutes a legal, valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) may be transferred to Buyer pursuant to this Agreement without the consent of the parties thereto and will continue in full force and effect thereafter, in each case without breaching the terms thereof, or resulting in the forfeiture or impairment of any rights thereunder, except for such breaches as will not, individually or in the aggregate, result in a Material Adverse Effect.

3.9 CONDITION OF TRANSMISSION ASSETS. Seller has operated and maintained the Transmission Assets in the ordinary course of its business, consistent with Good Utility Practices. Any material defects in the Transmission Assets known to Seller have been disclosed to Buyer. None of the Transmission Assets have suffered any material damage, destruction or casualty that has not been repaired in accordance with Good Utility Practices.

     Notwithstanding the foregoing, there currently is only one Autotransformer that steps down voltage from 345 kV to 115 kV in operation at the VYNPS. Seller and Buyer each acknowledge that with the existing electrical configuration, the VYNPS substation has operated reliably with a single Autotransformer for over twenty (20) years without a spare

     Autotransformer and that the lack of such spare Autotransformer did not violate Seller's exercise of Good Utility Practices.

     EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS SECTION 3, THE TRANSMISSION ASSETS ARE BEING SOLD "AS IS, WHERE IS," AND SELLER IS NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING SUCH TRANSFERRED ASSETS, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED. SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING LIABILITY ARISING UNDER ENVIRONMENTAL LAWS.

                                    SECTION 4
                     REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as follows:

4.1 ORGANIZATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Buyer has heretofore made available to Seller complete and correct copies of its Articles of Incorporation, as currently in effect.

4.2 AUTHORITY. Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, and assuming that this Agreement constitutes a valid and binding agreement of Seller, subject to the receipt of Buyer's Required Regulatory Approvals, constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability against Buyer may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).





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4.3  CONSENTS AND APPROVALS; NO VIOLATION.

     (a) Except as set forth in Schedule 4.3(a), and subject to the receipt of Buyer's Required Regulatory Approvals, neither the execution and delivery by Buyer of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach or violation of any provision of the Articles of Incorporation or Bylaws of Buyer, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other restriction of any Governmental Authority to which Buyer or any of its property is subject, which violations, individually or in the aggregate, would have a material adverse effect on the ability of Buyer to perform its obligations hereunder or (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Buyer is a party or by which any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

     (b) Except as set forth in Schedule 4.3(b) (the filings and approvals referred to such Schedule are collectively referred to as the "Buyer's Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is required to be made or obtained prior to the Closing to permit the consummation by Buyer of the transactions contemplated hereby, other than such declarations, filings, registrations, authorizations, consents or approvals which, if not obtained, will not individually or in the aggregate have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

4.4 LEGAL PROCEEDINGS. There are no actions, suits or proceedings pending, or, to Buyer's Knowledge, threatened, against Buyer which could reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of Buyer to perform its obligations hereunder or prohibit or restrain the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby in any material respect.

4.5 CONDITION OF TRANSMISSION ASSETS. Buyer is not aware of any condition with respect to the Transmission Assets that Buyer believes is not in accordance with Good Utility Practices.

                                    SECTION 5
                            COVENANTS OF THE PARTIES




                                        8

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5.1  CONDUCT OF BUSINESS BEFORE CLOSING. During the period from the date of this
     Agreement to the Closing Date, Seller (i) shall operate the Transmission Assets in the ordinary course consistent with Good Utility Practices and applicable laws, rules and regulations, and (ii) shall use commercially reasonable efforts to preserve intact the Transferred Assets.

5.2 FURTHER ASSURANCES; COOPERATION. Subject to the terms and conditions of this Agreement, each of the Parties hereto will use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Neither of the Parties hereto will, without the prior written consent of the other Party, take or fail to take any action, which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement.

5.3 TAX MATTERS. All transfer and sales Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by Buyer. Buyer will file, to the extent required by applicable law, all necessary Tax Returns and other documentation with respect to all such transfer or sales Taxes, and Seller will be entitled to review such returns in advance and, if required by applicable law, will join in the execution of any such Tax Returns or other documentation.

5.4 ACCESS TO RECORDS. For a period of five (5) years after the Closing Date (or longer, if required by applicable NRC rules and regulations), each Party shall have reasonable access to all of the books and records in any medium related to the Transferred Assets with respect to the periods prior to the Closing to the extent that such access may reasonably be required in connection with the business or operation of the Transferred Assets. Such access shall be afforded by the Party in possession of any such books and records upon receipt of reasonable advance written notice and during normal business hours. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it or the other party with respect to such access pursuant to this Section 5.4. If the Party in possession of such books and records shall desire to dispose of any such books and records upon or prior to the expiration of such five-year period, such Party shall, prior to such disposition, give the other Party a reasonable opportunity, at such other Party's expense, to segregate and remove such books and records as such other Party may select.

5.5 INABILITY TO OBTAIN CONSENTS. To the extent that Seller's rights under any Assigned Contract may not be assigned without the consent of another person, which consent has not been obtained by the Closing Date, this Agreement shall not constitute an agreement to assign the same if an attempted assignment thereof would constitute a breach thereof or be unlawful and (i) Seller shall use commercially reasonable efforts to obtain any such required consent(s) as promptly as possible, or (ii) if the terms of such Assigned Contract provide for termination of such agreement without liability to Seller, Buyer may direct



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



     Seller, and Seller shall agree, to terminate such Assigned Contract on the Closing Date in accordance with its terms. Seller and Buyer agree that if any consent to an assignment of any Assigned Contract shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer's rights and obligations under the Assigned Contract in question so that Buyer would not in effect acquire the benefit of all such rights and obligations, to the maximum extent permitted by law and such Assigned Contract, Seller shall, after the Closing Date, appoint Buyer to be Seller's representative and agent with respect to such Assigned Contract or shall, to the maximum extent permitted by law and such Assigned Contract, enter into such reasonable arrangements as are necessary to provide Buyer with the same or substantially similar rights and obligations of such Assigned Contract, and provided further, that Seller shall not make any agreement, arrangement or other understanding that would have a Material Adverse Effect as a condition for obtaining a consent without the prior written consent of Buyer. Seller and Buyer shall cooperate and shall each use commercially reasonable efforts prior to and after the Closing Date to obtain an assignment of such Assigned Contract to Buyer; provided that Seller shall not have any obligation to pay any consideration to obtain such consents.

5.6  OPERATING AND CAPITAL COSTS.

     (a) At the Closing Seller will pay Buyer $1,162,000, representing capital expenses and maintenance costs for the first year of ownership of the Transferred Assets by Buyer.

     (b) On each anniversary of the Closing Date Seller shall pay to Buyer an amount equal to $500,000, plus an adjustment for inflation of 3% compounded annually for each year that has elapsed since the Closing Date, representing the operating and maintenance expenses for the Transferred Assets for the following year (or a prorated amount for any partial year). Such payments shall continue until the earlier of
          (x) March 21, 2012 (the current expiration of the NRC Operating License for the VYNPS) and (y) the date that all costs for operating and maintenance expenses with respect to the Transmission Assets are recoverable under the NEPOOL Tariff (which is currently expected to be March 1, 2007).

     (c) At the Closing and on each anniversary of the Closing Date prior to March 21, 2012 (the current expiration of the NRC Operating License for the VYNPS) Seller shall pay to Buyer an amount equal to (i) the depreciation on the Transmission Assets for the following 12 months, based on a level depreciation over the period beginning on the Closing Date and ending on March 21, 2012, plus (ii) interest for the following year on an amount equal to the value of the Transmission Assets less any depreciation previously paid under this Section 5.6(c), at the lower of the Prime Rate as announced by BankBoston immediately prior to the Closing Date or Buyer's cost of capital on the Closing Date.



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



     (d) Seller's liability for any amounts payable under the this Section 5.6 shall be reduced by any credits paid to Buyer due to increased load at the VYNPS for station service, including adjustments for Regional Network Service and Buyer's transmission tariff; however, no credit will be associated with ISO charges.

                                    SECTION 6
                                   CONDITIONS

6.1 CONDITIONS TO OBLIGATIONS OF BUYER. The obligations of Buyer to purchase the Transferred Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date (or the waiver in writing by Buyer) of the following conditions:

     (a) Seller and AmerGen shall have satisfied all conditions necessary to consummate the transactions contemplated by the Asset Purchase Agreement; the closing of such transactions is a condition subsequent to the consummation of the transactions contemplated by this Agreement;

     (b) No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect (each Party agreeing to cooperate in all efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement;

     (c) Buyer shall have received all of Buyer's Required Regulatory Approvals, such approvals shall not, individually or in the aggregate, have a Material Adverse Effect or have an impact on the operations or condition (financial or otherwise) of Buyer which would be materially adverse to Buyer, and such approvals shall be final and non-appealable;

     (d) Seller shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Seller on or prior to the Closing Date;

     (e) The representations and warranties of Seller set forth in this Agreement shall be true and correct as of the Closing Date, in each case as though made at and as of the Closing Date;

     (f) Seller shall have delivered, or caused to be delivered, to Buyer at the Closing, Seller's closing deliveries described in Section 2.3;




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



     (g) All consents and approvals for the consummation of the transactions contemplated hereby required under the terms of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which Seller is a party or by which Seller, or any of the Transferred Assets or the Easement Area, may be bound, shall have been obtained, other than those which if not obtained, would not, individually or in the aggregate, create a Material Adverse Effect; and

     (h) Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

6.2 CONDITIONS TO OBLIGATIONS OF SELLER. The obligations of Seller to sell the Transferred Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date (or the waiver in writing by Seller) of the following conditions:

     (a) Seller and AmerGen shall have satisfied all conditions necessary to consummate the transactions contemplated by the Asset Purchase Agreement; the closing of such transactions is a condition subsequent to the consummation of the transactions contemplated by this Agreement;

     (b) No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect (each Party agreeing to use its best efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement;

     (c) Seller shall have received all of Seller's Required Regulatory Approvals, such approvals shall not, individually or in the aggregate, have an impact on the operations or condition (financial or otherwise) of Seller which would be materially adverse to Seller, and such approvals shall be final and non-appealable;

     (d) Buyer shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer on or prior to the Closing Date;

     (e) The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the Closing Date, in each case as though made at and as of the Closing Date;

     (f) Buyer shall have delivered, or caused to be delivered, to Seller at the Closing, Buyer's closing deliveries described in Section 2.4; and



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



     (g) Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

                                    SECTION 7
                                 INDEMNIFICATION

7.1  INDEMNIFICATION.

     (a) Buyer shall indemnify, defend and hold harmless Seller, its officers, directors, employees, shareholders, affiliates and agents (each, a "Seller Indemnitee") from and against any and all claims, demands, suits, losses, liabilities, damages, obligations, payments, costs and expenses (including, without limitation, the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (each, an "Indemnifiable Loss"), asserted against or suffered by any Seller Indemnitee relating to, resulting from or arising out of any breach by Buyer of any representations, warranties or covenants contained in this Agreement.

     (b) Seller shall indemnify, defend and hold harmless Buyer, its officers, directors, members, employees, shareholders, affiliates and agents (each, a "Buyer Indemnitee") from and against any and all Indemnifiable Losses asserted against or suffered by any Buyer Indemnitee relating to, resulting from or arising out of any breach by Seller of any representations, warranties or covenants contained in this Agreement.

     (c) The expiration or termination of any representation or warranty shall not affect the Parties' obligations under this Section 7.1 if the Indemnitee provided the Party required to provide indemnification under this Agreement (the "Indemnifying Party") with proper notice of the claim or event for which indemnification is sought prior to the expiration or termination of such representation or warranty.

     (d) The rights and remedies of Seller and Buyer under this Section 7 are exclusive and in lieu of any and all other rights and remedies which Seller and Buyer may have under this Agreement or otherwise for monetary relief, with respect to any breach of or failure to perform any covenant, agreement, or representation or warranty set forth in this Agreement. The indemnification obligations of the Parties set forth in this Section 7 apply only to matters arising out of this Agreement.

     (e) Except as otherwise explicitly provided herein, no Party (including an Indemnitee) shall be entitled to the remedy of specific performance by the other Party (including an Indemnifying Party).




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



     (f) Notwithstanding anything to the contrary herein, no Party (including an Indemnitee) shall be entitled to recover from the other Party (including an Indemnifying Party) for any liabilities, damages, obligations, payments, losses, costs or expenses under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney's and other advisor fees suffered by such Party. Buyer and Seller waive any right to recover punitive, incidental, special, exemplary and consequential damages arising in connection with or with respect to this Agreement. The provisions of this Section 7.1(f) shall not apply to indemnification for a Third Party Claim.

     (g) The representations and warranties under Section 3.9 (Condition of Transmission Assets) shall survive until the expiration of six (6) months after the completion of the first VYNPS refueling outage after the Closing and shall thereafter terminate and be of no further force or effect. All other representations and warranties contained herein shall expire at the Closing.

     (h) The covenants of the Parties in this Agreement shall terminate at the Closing, except that Section 5.2 (Further Assurances; Cooperation) shall survive indefinitely, Section 5.3 (Tax Matters) shall survive indefinitely, Section 5.4 (Access to Records) shall terminate seven
          (7) years after the Closing Date, Section 5.5 (Inability to Obtain Consents) shall survive indefinitely, and Section 5.6 (Operating and Capital Costs) shall survive in accordance with its terms; provided that any such termination shall not limit the Parties' rights against each other for any breach of such covenants occurring prior to such termination.

7.2 THIRD PARTY CLAIMS. Promptly after the receipt by any Indemnitee of notice of the commencement of any action against such Indemnitee by a third party ("Third Party Claim"), such Indemnitee shall, if a claim with respect thereto is or may be made against any Indemnifying Party pursuant to this
     Section 7, give such Indemnifying Party written notice thereof. The failure to give such notice shall not relieve any Indemnifying Party from any obligation hereunder except where, and then solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. Such Indemnifying Party shall have the right to defend such claim, at such Indemnifying Party's expense and with counsel of its choice reasonably satisfactory to the Indemnitee, provided that the Indemnifying Party conducts the defense of such claim actively and diligently. If the Indemnifying Party assumes the defense of such claim, the Indemnitee agrees to reasonably cooperate in such defense so long as the Indemnitee is not materially prejudiced thereby. So long as the Indemnifying Party is conducting the defense of such claim as provided in the previous sentence, the Indemnitee may retain separate co-counsel at its sole cost and expense and may participate in defense of such claim, and neither the Indemnifying Party nor the Indemnitee will consent to the entry of any judgment or enter into any settlement with respect to such claim without the prior written consent of the other, which consent will not be unreasonably withheld. In the event the Indemnifying




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



     Party does not defend such claim or ceases to conduct the defense of such claim as so provided, (i) the Indemnitee may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, such claim in any manner it may reasonably deem to be appropriate, (ii) the Indemnifying Party will reimburse the Indemnitee promptly and periodically for the costs of defending against such claim, including reasonable attorneys' fees and expenses against reasonably detailed invoices, and
     (iii) the Indemnifying Party will remain responsible for any losses the Indemnitee may suffer as a result of such claim to the full extent provided in this Section 7.

                                    SECTION 8
                                   TERMINATION

8.1  TERMINATION.

     (a) This Agreement may be terminated by either Seller or Buyer at any time prior to the Closing Date if either the Asset Purchase Agreement or the Interconnection Agreement dated as of the date hereof between AmerGen and Buyer shall have been terminated.

     (b)  [RESERVED]

     (c) This Agreement may be terminated by either Seller or Buyer by giving written notice to the other Party any time prior to Closing if any of the following has occurred: (i) any federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable, or (ii) any statute, rule, order or regulation shall have been enacted or issued by any Governmental Authority which, directly or indirectly, prohibits the consummation of the Closing.

     (d) This Agreement may be terminated by Buyer by giving written notice to Seller any time prior to Closing if any of Buyer's Required Regulatory Approvals, the receipt of which is a condition to the obligation of Buyer to consummate the Closing as set forth in Section 6.1(c), shall have been finally denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied).

     (e) This Agreement may be terminated by Seller by giving written notice to Buyer any time prior to Closing, if any of Seller's Required Regulatory Approvals applicable to Seller, the receipt of which is a condition to the obligation of Seller to consummate the Closing as set forth in Section 6.2(c), shall have been finally denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied).





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



     (f) This Agreement may be terminated by Seller, if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement and such violation or breach is not cured by the earlier of the Closing Date or the date fifteen
          (15) days after receipt by Buyer of notice specifying particularly such violation or breach, and such violation or breach has not been waived by Seller; provided, however, Seller shall be deemed to have waived any such violation or breach if it does not cause Buyer or an employee or agent of Buyer to be aware of such violation or breach within thirty (30) days after Seller learns of such violation or breach.

     (g) This Agreement may be terminated by Buyer, if there has been a material violation or breach by Seller of any covenant, representation or warranty contained in this Agreement and such violation or breach is not cured by the earlier of the Closing Date or the date fifteen
          (15) days after receipt by Seller of notice specifying particularly such violation or breach, and such violation or breach has not been waived by Buyer; provided, however, Buyer shall be deemed to have waived any such violation or breach if it does not cause Seller or an employee or agent of Seller to be aware of such violation or breach within thirty (30) days after Buyer learns of such violation or breach.

8.2 PROCEDURE AND EFFECT OF NO-DEFAULT TERMINATION. In the event of termination of this Agreement by either or both of the Parties pursuant to this Section 8, written notice thereof shall forthwith be given by the terminating Party to the other Party, whereupon, if this Agreement is terminated pursuant to any of Sections 8.1(a) through (e), the liabilities of the Parties hereunder will terminate, except as otherwise expressly provided in this Agreement, and thereafter neither Party shall have any recourse against the other by reason of this Agreement.

                                    SECTION 9
                                   DEFINITIONS

9.1  "AmerGen" has the meaning set forth in Section 2.1.

9.2  "Asset Purchase Agreement" has the meaning set forth in Section 2.1.

9.3  "Assigned Contracts" has the meaning set forth in Section 1.1(c).

9.4 "Assignment and Assumption Agreement" means the assignment and assumption agreement by which Seller will assign and Buyer will assume Seller's rights and obligations under the Assigned Contracts in substantially the form attached hereto as Exhibit C.




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



9.5 "Bill of Sale" means the bill of sale by which the title to personal property shall be conveyed to Buyer in substantially the form attached hereto as Exhibit B.

9.6 "Business Day" means any day other than a Saturday, Sunday or any day in which banks are legally closed for business in Rutland, Vermont.

9.7  "Buyer" has the meaning set forth in the preamble.

9.8  "Buyer Indemnitee" has the meaning set forth in Section 7.1(b).

9.9  "Buyer's Required Regulatory Approvals" has the meaning set forth in
     Section 4.3(b).

9.10 "Cash Purchase Price" has the meaning set forth in Section 2.2.

9.11 "Closing" has the meaning set forth in Section 2.1.

9.12 "Closing Date" has the meaning set forth in Section 2.1.

9.13 "Easement Area" has the meaning set forth in Section 3.5(a).

9.14 "Easement" has the meaning set forth in Section 1.1(b).

9.15 "Environmental Laws" means all federal, state and local, civil and criminal laws, regulations or legal requirements relating to pollution or protection of the environment, natural resources or human health and safety, including, without limitation, laws relating to releases of hazardous substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport, disposal or handling of hazardous substances.

9.16 "Good Utility Practices" means any of the applicable practices, methods and activities engaged in or approved by a significant portion of the electric utility industry during the relevant time period, or any of the practices, methods or activities which, in the exercise of reasonable judgment by a prudent nuclear operator in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition, giving due regard to the requirements of the governmental agencies having jurisdiction. Good Utility Practices are not intended to be limited to the optimal practices, methods or acts to the exclusion of all others, but rather includes all acceptable practices, methods or acts generally accepted by the electric utility industry in the region.

9.16 "Governmental Authority" means any federal, state, local, provincial, foreign or other governmental, regulatory or administrative agency, commission, body, department, board,




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     or other governmental subdivision, court, tribunal, arbitrating body or other governmental authority.

9.17 "Indemnifiable Loss" has the meaning set forth in Section 7.1(a).

9.18 "Indemnifying Party" has the meaning set forth in Section 7.1(c).

9.19 "Knowledge" means the actual, current knowledge (without independent investigation) or reckless disregard of facts, duty or obligations of due inquiry that would result in such knowledge by a Party's Board of Directors or any of its corporate officers charged with responsibility for the function at the relevant time or, with respect to any certificate delivered pursuant to this Agreement, on the date of delivery of the certificate.

9.20 "Material Adverse Effect" means any change (or changes taken together) in or effect on, the Transferred Assets that is materially adverse to the operations or condition (financial or otherwise) of the Transferred Assets, other than any such change or effect that is cured at or prior to the Closing (including by the payment of money) by Seller.

9.21 "NEPOOL" means the New England Power Pool or its successor.

9.22 "NEPOOL Tariff" means that certain Open Access Transmission Tariff, effective as of March 1, 1997, as it may be amended or superseded form time to time, under which transmission service is provided within that certain control area recognized by the North American Electric Reliability Council which encompasses Buyer's transmission system, among others.

9.23 "Party" or "Parties" has the meaning set forth in the preamble.

9.24 "Seller" has the meaning set forth in the preamble.

9.25 "Seller Indemnitee" has the meaning set forth in Section 7.1(a).

9.26 "Seller's Required Regulatory Approvals" has the meaning set forth in
     Section 3.3(b).

9.27 "Tax Return" means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) required to be supplied to any taxing authority with respect to Taxes, including amendments thereto.

9.28 "Tax" or "Taxes" means all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local, provincial or foreign taxing authority, including, without limitation, income, excise, real or personal property, sales, transfer, franchise, payroll, withholding, social security, gross receipts, license, stamp, occupation, employment or other taxes, including any interest, penalties or additions attributable thereto.

9.29 "Third Party Claim" has the meaning set forth in Section 7.2.

9.30 "Transferred Assets" means all assets to be conveyed from Seller to Buyer, as described in Section 1.1.

9.31 "Transmission Assets" has the meaning set forth in Section 1.1(a).

9.32 "VYNPS" has the meaning set forth in the preamble.

                                   SECTION 10
                            MISCELLANEOUS PROVISIONS

10.1 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Seller and Buyer.

10.2 WAIVER OF COMPLIANCE; CONSENTS. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver of such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply therewith.

10.3 NOTICES. All notices and other communications hereunder (except under Sections 8.1(f) or 8.1(g)) shall be in writing and shall be deemed given and effective if delivered personally or by facsimile transmission or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the recipient Party at its following address (or at such other address or facsimile number for a party as shall be specified by like notice; PROVIDED HOWEVER, that notices of a change of address shall be effective only upon receipt thereof):

     (a)  If to Seller, to:

          Vermont Yankee Nuclear Power Corporation
          185 Old Ferry Road
          Brattleboro, VT  05301
          Fax No.: (802) 258-2101
          Attention: Ross P. Barkhurst
          with a copy to:

          Ropes & Gray
          One International Place
          Boston, MA 02110
          Fax No.: (617) 951-7050
          Attention: John A. Ritsher, Esq.
                     Hemmie Chang, Esq.

     (b)  If to Buyer, to:

          Vermont Electric Power Company, Inc.
          366 Pinnacle Ridge Road
          Rutland, Vermont 05701
          Fax No.: (610) 640-6611
          Attention: Thomas Wies

          with a copy to:

          Huber Lawrence & Abell
          605 Third Avenue
          New York, New York 10158
          Fax No.: (212) 661-5759
          Attention: Richard M. Lorenzo, Esq.

10.4 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party may assign this Agreement nor any of the rights, interests or obligations hereunder, including by operation of law, without the prior written consent of the other Party. Notwithstanding the foregoing, but subject to all applicable legal requirements, (a) Buyer or its permitted assignee may assign, transfer, pledge or otherwise dispose of (absolutely or as security) its rights and interests hereunder to a trustee, lending institutions or other party for the purposes of leasing, financing or refinancing the Transferred Assets, including such an assignment, transfer or other disposition upon or pursuant to the exercise of remedies with respect to such leasing, financing or refinancing, or by way of assignments, transfers, pledges or other dispositions in lieu thereof, and (b) Buyer or its permitted assignee may assign, transfer, pledge or otherwise dispose of its rights and interests to cause Seller to perform in accordance with the provisions of this Agreement in connection with any subsequent disposition by Buyer of the Transmission Assets; provided, however, that no such assignment shall relieve or discharge Buyer from any of its obligations hereunder. Seller agrees, at Buyer's expense, to execute and deliver such documents as may be reasonably necessary to accomplish any such assignment, transfer, pledge or other disposition of rights and interests hereunder so long as Seller's rights under this Agreement are not thereby altered, amended, diminished or otherwise impaired.

10.5 NO THIRD PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Third Party.

10.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of Vermont (without giving effect to conflict of law principles) as to all matters, including, without limitation, matters of validity, construction, effect, performance and remedies. THE PARTIES HERETO AGREE THAT VENUE IN ANY AND ALL ACTIONS AND PROCEEDINGS RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE STATE AND FEDERAL COURTS IN AND FOR RUTLAND COUNTY, VERMONT, WHICH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR SUCH PURPOSE, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. SERVICE OF PROCESS MAY BE MADE IN ANY MANNER RECOGNIZED BY SUCH COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.8 INTERPRETATION. The section and schedule headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

10.9 ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement and supersedes all prior agreements and understandings between the Parties with respect to such transactions. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.

     IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

VERMONT YANKEE NUCLEAR POWER CORPORATION   VERMONT ELECTRIC POWER COMPANY, INC.


By: /s/ R.P. Barkhurst                   By: /s/ George E. Smith
   ------------------------------           --------------------------
Name:    R.P. Barkhurst                  Name:  George E. Smith
Title:   President                       Title: V.P. - Engineering and
                                                Construction



EXHIBIT A                            Easement
EXHIBIT B                            Bill of Sale
EXHIBIT C                            Assignment and Assumption Agreement
EXHIBIT D                            Restated Easement

Schedule 3.3(a)                      Exceptions to Seller's Consents
Schedule 3.3(b)                      Seller's Required Regulatory Approvals
Schedule 3.4                         Title Exceptions
Schedule 3.5(b)                      Description of Transmission Assets
Schedule 4.3(a)                      Exceptions to Buyer's Consents
Schedule 4.3(b)                      Buyer's Required Regulatory Approvals

                                 SCHEDULE 4.3(a)

                         Exceptions to Buyer's Consents

None.

                                 SCHEDULE 4.3(b)

                      Buyer's Required Regulatory Approvals

1. Approval of the Federal Energy Regulatory Commission.

2. Approval of the Vermont Public Service Board.

                                                                     EXHIBIT B-3

                            ARTICLES OF INCORPORATION

                                       OF

                                 VYN FINANCE CO.

     The undersigned incorporator, in order to form a corporation under the general corporation laws of the State of Vermont set forth in the Vermont Business Corporation Act, certifies as follows:

     FIRST: The name of the corporation is VYN Finance Co. (the "Company").

     SECOND: The address of the Company's initial registered office in the State of Vermont is ________________, __________, Vermont 05___. The name of its registered agent at such address is _________________________.

     THIRD: The nature of the business or purpose to be conducted or promoted by the Company is to engage exclusively in the following business and financial activities:

     (a) to acquire from Vermont Yankee Nuclear Power Corporation ("Vermont Yankee") and to own, hold, sell, transfer or pledge or to own, hold, sell, transfer or pledge interests in, or interests in pools of, contract rights and any rights to payment under contracts, arising from the sale by Vermont Yankee of electric energy and related products in the ordinary course of its business, whether such contract rights constitute accounts, chattel paper, instruments or general intangibles, and including rights to payment of any interest and other obligations with respect thereto (the "Contract Rights");

     (b) to enter into any agreement providing for the transfer or pledge of interests in the Contract Rights;

     (c) to borrow money to facilitate any activity authorized herein and to pledge or otherwise grant a security interest in the Contract Rights to secure such borrowing;

     (d) to enter into any agreement relating to any Contract Rights that provides for the administration, service and collection of amounts due on such Contract Rights; and

     (e) to engage in any lawful act or activity and to exercise any powers permitted to corporations organized under the Vermont Business Corporation Act that are incidental to and necessary, suitable or convenient for the accomplishment of the purposes specified in clauses
          (a) through (d) above.

     FOURTH: The total number of shares of all classes of capital stock that the Company shall have authority to issue is One Thousand (1,000) shares of Common Stock, without par value.

     (a)  COMMON STOCK

          (i) Except as otherwise expressly provided by law, all voting rights shall be vested in the holders of the Common Stock, and at each meeting of stockholders of the Company, each holder of Common Stock shall be entitled to one vote for each share on each matter to come before the meeting.

          (ii) Dividends may be declared upon and paid to the holders of the Common Stock as the Board of Directors shall determine.

          (iii) In the event of voluntary or involuntary liquidation or dissolution of the Company, the holders of the Common Stock shall be entitled to share ratably in all assets of the Company.

     (b)  VOTE REQUIRED IN CERTAIN EVENTS

          Without (i) the affirmative vote of 100% of the members of the board of directors of the Company, including, without limitation, the affirmative vote of the director required by Article SIXTH of these Articles of Incorporation, and (ii) the affirmative vote of the holders of 100% of the number of shares of the Common Stock outstanding, voting (A) in person or by proxy at a special meeting called for the purpose or (B) by unanimous written consent of the holders of the Common Stock acting without such a meeting, as the case may be, the Company shall not amend Article THIRD, this Article FOURTH(b), Article SIXTH, Article NINTH, Article TENTH(a) or (c) or Article THIRTEENTH of these Articles of Incorporation; provided that if there is no director required by Article SIXTH of these Articles of Incorporation then in office and acting, a vote upon any matter set forth in this Article FOURTH(b) shall not be taken unless and until a successor director, meeting the requirements of Article SIXTH of these Articles of Incorporation, shall have been elected.

     FIFTH: The name and mailing address of the incorporator is as follows:

           NAME                                        MAILING ADDRESS

     SIXTH: (a) At any given time, at least one director of the Company shall be an individual who is not, and never was, (1) a stockholder, director, officer, employee, affiliate, associate, customer or supplier of, or any person that has received any benefit (excluding, however, any compensation received by the director, in such person's capacity as such an independent director) in any form whatever from, or any person that has provided any service (excluding, however, any service provided by the director, in such person's capacity as such a director, required by this Article SIXTH) in any form whatever to, the Company or any of its affiliates or associates, or (2) any person owning beneficially, directly or indirectly, any outstanding shares of the Common Stock of the Company, or a stockholder, director, officer, employee, affiliate, associate, customer or supplier thereof, or any person that has received any benefit (excluding, however, any compensation received by the director, in such person's capacity as such an independent director) in any form whatever from, or any person that has provided any service (excluding, however, any service provided by the director, in such person's capacity as such a director, required by this Article SIXTH) in any form whatever to, such beneficial owner or any of such beneficial owner's affiliates or associates. No director required by this Article SIXTH shall be a trustee in bankruptcy for Vermont Yankee or any affiliate of Vermont Yankee. In addition, the director required by this Article SIXTH shall be (1) a tenured professor at a business or law school, (2) a retired judge or (3) an established, independent member of the business community, having a sound reputation and experience relative to the duties to be performed by such director.

     (b) Without limiting the other provisions of these Articles of Incorporation or any consents heretofore or hereafter given, it is recognized that 100% of the initial stockholders of the Company have specifically consented to the provisions of Article FOURTH(b), which consent the initial stockholders believe to be in the best interest of the initial stockholders and the Company. No director serving in the capacity set forth in this Article SIXTH shall, with regard to any action to be taken under or in connection with Article NINTH, owe a fiduciary duty or other obligation to the initial stockholders nor to any successor stockholders (except as may specifically be required by the law of any applicable jurisdiction), and every stockholder, including each successor stockholder, shall consent to the foregoing by virtue of such stockholder's purchase of shares of capital stock of the Company, and no further act or deed of any stockholder shall be required to evidence such consent. Instead, such director's fiduciary duty and other obligations with regard to such action under or in connection with Article NINTH shall be owed to the Company. In addition, no director serving in the capacity set forth in this Article SIXTH may be removed unless his successor has first been elected.

     (c) As used in this Article SIXTH, the term "person" means a natural person, corporation or other entity, government, or political subdivision, agency, or instrumentality of a government; an "affiliate" of a person is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified; and the term "associate," when used to indicate a relationship with any person, means (1) a corporation or organization of which such person is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities of such corporation, (2) any trust or other estate in which such person serves as trustee or in a similar capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

     SEVENTH: The Company is to have perpetual existence.

     EIGHTH: Meetings of stockholders shall be held at such place, within or without the State of Vermont, as may be designated by or in the manner provided in the Bylaws or, if not so designated or provided, at the registered office of the Company in the State of Vermont. Elections of directors need not be by ballot unless and except to the extent that the Bylaws so provide. The books of the Company may be kept, subject to the provisions of the Vermont Business Corporation Act, outside the State of Vermont at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the Company.

     NINTH: Notwithstanding any provision of these Articles of Incorporation to the contrary, or any provision of law that may otherwise empower the Company, the Company shall not, without the affirmative vote of 100% of the members of the board of directors of the Company, nor without the affirmative vote of the director required by Article SIXTH of these Articles of Incorporation, which vote of such director shall be in writing and given prior to such action: (i) make an assignment for the benefit of creditors, file a petition in bankruptcy, petition or apply to any tribunal for the appointment of a custodian, receiver or any trustee for it or for a substantial part of its property, commence any proceeding under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereinafter in effect, consent or acquiesce in the filing of any such petition, application, proceeding or appointment of or taking possession by the custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any substantial part of its property, or admit its inability to pay its debts generally as they become due or authorize any of the foregoing to be done or taken on behalf of the Company; provided, however, that if there shall not be a director required by Article SIXTH of these Articles of Incorporation then in office and acting, a vote upon any matter set forth in this Article NINTH shall not be taken unless and until a director meeting the requirements of Article SIXTH of these Articles of Incorporation shall have been elected; or (ii) dissolve, liquidate, consolidate, merge or sell all or substantially all of the assets of the Company.

     TENTH: In furtherance and not in limitation of the powers conferred by law, the board of directors of the Company shall have the power:

     (a) To make, alter, amend or repeal the Bylaws of the Company, except that such Bylaws or any alteration, amendment or repeal thereof shall not in any manner impair, nor impair the intent of, Article THIRD, Article FOURTH(b), Article SIXTH, Article NINTH, Article TENTH(a) or (c) or Article THIRTEENTH of these Articles of Incorporation.

     (b) To determine the use and disposition of any surplus and net profits of the Company, including the determination of the amount of working capital required, to set apart out of any of the funds of the Company, whether or not available for dividends, a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

     (c) By resolution passed by a majority of the whole board of directors, to designate one or more committees, each committee to consist of two (2) or more of the directors of the Company. The board of directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The Bylaws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the Bylaws of the Company, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amend these Articles of Incorporation, to authorize or take any action described in Article FOURTH(b), Article SIXTH, Article NINTH, Article TENTH(a) and (c) or Article THIRTEENTH, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, recommending to the stockholders a dissolution of the Company or a revocation of a dissolution, or amending the Bylaws of the Company; and, unless the resolution or Bylaws expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

     (d) To exercise, in addition to the powers and authorities hereinbefore or by law conferred upon it, any such powers and authorities and do all such acts and things as may be exercised or done by the Company, subject, nevertheless, to the provisions of the laws of the State of Vermont and of these Articles of Incorporation and of the Bylaws of the Company.

     In addition to the foregoing, and except as otherwise provided by applicable law, the Company shall conduct its affairs in the following manner:
(i) the business and affairs of the Company shall be managed by or under the direction of its board of directors; (ii) to the extent specifically required by the [INTERCREDITOR AGREEMENT, DATED ] to be entered into among the Company, as Seller, Vermont Yankee, as _________, AmerGen Energy Company, L.L.C., as ________, and ________________, as [AS AGENT FOR THE LENDING BANKS](as the same may be amended, supplemented, amended and restated or otherwise modified in accordance with its terms), the Company's funds and other assets shall be identifiable and shall not be commingled with those of any direct or ultimate parent of the Company or any subsidiary or affiliate of any such parent (except for incidental commingling in the case of any payment of a Contract Right, in which case such commingled funds shall be identified and separated within two (2) business days of the receipt of such payment); (iii) the Company shall maintain separate bank accounts, corporate records and books of account from those of any direct or ultimate parent of the Company or any subsidiary or affiliate of any such parent; (iv) the Company shall pay from its funds and assets all obligations and indebtedness incurred by it; (v) the Company shall conduct its own business in its own name; (vi) the Company shall observe all corporate formalities; (vii) the Company shall maintain an arms-length relationship with its affiliates;
(viii) the Company shall pay the salaries of its own employees and maintain a sufficient number of employees in light of its contemplated business operations;
(ix) the Company shall use separate stationary, invoices and checks; (x) the Company shall hold itself out as a separate entity; (xi) the Company shall correct any known misunderstanding regarding its separate identity; and (xii) the Company shall maintain adequate capital in light of its contemplated business operations.

     ELEVENTH: A director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, based upon a failure to discharge his or her own duties in accordance with section 8.30 of the Vermont Business Corporation Act, except to the extent that exculpation from liability is not permitted under the Vermont Business Corporation Act as in effect at the time such liability is determined. No amendment or repeal of this Article ELEVENTH shall apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     TWELFTH: A director shall be fully protected in relying in good faith upon the books of account or other records of the Company or statements prepared by any of its officers or by independent public accountants or by an appraiser selected with reasonable care by the board of directors as to the value and amount of the assets, liabilities and/or net profits of the Company, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the Company's capital stock might properly be purchased or redeemed.

     THIRTEENTH: Except as set forth in Article FOURTH(b), the Company reserves the right to amend, alter, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights of stockholders herein are subject to this reservation.

     Dated at ______________, Vermont, in the County of _____________________,
this __ day of February, 2000.


                                             ----------------------------
                                              [Incorporator's Signature]

                                                                     EXHIBIT B-4

                                     BYLAWS

                                       OF

                                 VYN FINANCE CO.




                                                           Adopted: May __, 2000

                                     BYLAWS

                                       OF

                                 VYN FINANCE CO.


                                    ARTICLE I
                            ARTICLES OF INCORPORATION

     The name, location of the registered office, the registered agent, and the purposes of the Corporation shall be as set forth in the Articles of Incorporation, and these Bylaws; the purposes and powers of the Corporation and of its directors and shareholders, and all matters concerning the conduct and regulation of the business of the Corporation shall be subject to such provisions in regard thereto, if any, as are set forth in the Articles of Incorporation; and the Articles of Incorporation are hereby made a part of these Bylaws.

     All references in these Bylaws to the Articles of Incorporation shall be construed to mean the Articles of Incorporation of the Corporation as from time to time amended.

                                   ARTICLE II
                                  SHAREHOLDERS

     2.1 ANNUAL MEETING. The annual meetings of shareholders shall be held on such dates as may be set by the Board of Directors. The meetings shall be held at such place and on such date and hour as shall be stated in the notice of the meeting, or in a duly executed waiver thereof. The purpose of the annual meeting shall be to elect a Board of Directors and to transact such other business as may properly be brought before the meeting. The annual meetings may be held inside or outside the State of Vermont and may be conducted by means of any telecommunications mechanism permitted under the Vermont Business Corporation Act.

     2.2 SPECIAL MEETINGS. Special meetings of the shareholders may be called by the President or the Board of Directors, for any purpose. Special meetings of the shareholders shall be held if the holders of at least ten percent of shares entitled to vote at the proposed special meeting deliver a written demand to the Corporation's Secretary describing the purpose or purposes for which the meeting is to be held. The meeting shall be held at such place and on such date and hour and for only the purpose or purposes as shall be stated in the notice of the meeting, or in a duly executed waiver thereof. Special meetings may be held inside or outside the State of Vermont and may be conducted by means of any telecommunications mechanism permitted under the Vermont Business Corporation Act.

     2.3 NOTICE OF MEETING; WAIVER. Notice of the place, date and hour at which an annual or special meeting is to be held shall be given not less than ten (10) nor more than sixty (60) days before the meeting by or at the direction of the Chairman, the President, or the Board of Directors. Such notice may be oral if reasonable under the circumstances; otherwise, such notice shall be in writing. Notice of a special meeting shall include, in addition to the foregoing information, the purpose for which it is called. A written waiver of notice of a meeting, signed before or after the meeting by the person or persons entitled to notice, shall be deemed equivalent to notice, provided that such waiver of notice is filed with the Corporation's records of corporate proceedings. Such a writing need not state the purpose of the meeting for which it waives notice. A shareholders' attendance at a meeting waives objection to lack of notice or defective notice of the meeting unless the shareholder makes timely objection to holding the meeting or transacting business at the meeting.

     2.4 QUORUM. A majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of business at all meetings of the shareholders.

     2.5 ACTION WITHOUT A MEETING. Shareholder action required or permitted to be taken at a shareholder's meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all of the shares entitled to vote on the action, and if each shareholder is given prior notice of the action proposed to be taken. Each action must be evidenced by one or more written consents describing the action taken, signed by the holders of at least a majority of all the shares entitled to vote on the action and delivered to the Corporation for filing with the Corporation's records of corporate proceedings. Prompt notice of any action taken with less than unanimous written consent in lieu of a meeting of the shareholders shall be given to all shareholders entitled to vote on such action. Such consent or consents shall have the same force and effect as a unanimous vote of shareholders and may be stated as such in any articles or documents filed with the Secretary of State.

                                   ARTICLE III
                                    DIRECTORS

     3.1 BOARD OF DIRECTORS; NUMBER, TERMS, POWERS AND QUALIFICATIONS. The number of directors that shall constitute the Board of Directors shall be no less than three (3) and no more than seven (7), except that if the number of shareholders is less than three, then the number of directors may be less than three, but shall not be less than the number of shareholders. The exact number of directors within such range shall be determined from time to time by the directors or by the shareholders at each annual meeting thereof or such other time as directors are elected by the shareholders. The Board of Directors shall be elected annually. Each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal. The Board of Directors shall have and may exercise all the powers of the Corporation, except such as are conferred upon the shareholders by law, by the Articles of Incorporation or by these Bylaws.

     3.2 QUORUM AND VOTING. A majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors except as these Bylaws shall otherwise require.

     3.3 COMMITTEES. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, including an executive committee, from among the members of the whole Board of Directors, provided that such committee shall consist of two or more directors. Any such committee, to the extent provided in the resolution of the Board of Directors which establishes it and to the extent permitted by Vermont law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to any papers which may require it. Any director may be a member of more than one committee.

     3.4. TELEPHONE MEETINGS AND WRITTEN CONSENTS. Any action required or permitted to be taken at any meeting of the Board of Directors or committees thereof may be taken through the use of any means of communication, including telephone conference call, by which all directors participating may simultaneously hear each other during the meeting, and may also be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent to such action in writing and the writing or writings are filed in the minute book of the Board of Directors or committee.

     3.5 PLACE, TIME AND NOTICE OF MEETINGS. The directors may hold meetings in such place or places, within or without the State of Vermont, as the Board of Directors may determine from time to time. The Board of Directors shall meet each year immediately following the annual meeting of shareholders for the purpose of organization, election of officers, and consideration of any other business that may properly come before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary. Other meetings shall be held at the call of any member of the Board of Directors or of the Secretary. Notice of the date, time and place of directors' meetings, except the annual meeting, shall be given to each director at least two (2) days prior to each meeting. Such notice may be oral if reasonable under the circumstances; otherwise, such notice shall be in writing. Such notice may be waived by a director in writing signed either before or after the meeting for which such notice was required to be given, and shall be deemed waived by any director who attends the meeting for which such notice was required to be given, unless such attendance is for the express purpose of objecting to the holding of the meeting and such director does not thereafter vote for or assent to action taken at the meeting.

     3.6 RESIGNATION AND REMOVAL OF DIRECTORS. Any director may resign at any time upon delivery of his or her resignation in writing to the President, Secretary, the Board of Directors, or the Chairman of the Board of Directors. Such resignation shall be effective upon delivery unless specified to be effective at a later date. A director may be removed by the shareholders of the Corporation for cause or without cause. In order to remove a director, the number of votes cast to remove the director must exceed the number of votes cast not to remove the director. The vote shall take place at any annual meeting or special meeting called for the purpose of removing a director or directors. The meeting notice must state that the purpose or one of the purposes of the meeting is the removal of the director.

     3.7 VACANCIES. If a vacancy occurs on the Board of Directors by reason of the death, resignation or removal from office of any director, or as a result of an increase in the number of directors, such vacancy may be filled by (a) the shareholders, (b) the Board of Directors, or (c) if the remaining directors constitute less than a quorum, by the affirmative vote of a majority of the directors remaining in office. A director so chosen shall hold office until the election of a successor at a meeting of the shareholders, or until his or her earlier death, resignation or removal.

                                   ARTICLE IV
                                    OFFICERS

     4.1 OFFICERS. The officers of the Corporation shall consist of a President and a Secretary and such other officers, including without limitation, a Chairman, a Treasurer, Vice Presidents, Assistant Secretaries, or Assistant Treasurers, as may be properly elected or appointed. The President and Secretary shall be elected by the directors at their annual meeting following the annual meeting of the shareholders or at any other meeting. Other officers may be chosen by the directors at such meeting or at any other time. Each officer shall serve until his successor is elected and qualified. Any officer may resign at any time upon delivering his resignation in writing to the President or other officer responsible for recording the minutes of the meetings of the shareholders and directors. Such resignation shall be effective upon receipt unless otherwise specified. Any officer may be removed at any time for cause or without cause by majority vote of the whole Board of Directors. Neither notice nor a hearing need be given to any officer proposed to be so removed. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors at any time, at a meeting duly called and held, in the same manner as provided for ordinary elections of officers by directors, and an officer so chosen shall hold office until the next regular election for that office, or until earlier death, resignation or removal. The salaries of all officers shall be fixed from time to time by the Board of Directors.

     4.2 CHAIRMAN. It shall be the duty of the Chairman, if one is elected or appointed, to preside at all meetings of the shareholders and all meetings of the Board of Directors, to be the Corporation's chief executive officer and to have general authority over the business of the Corporation. If no Chairman is elected or appointed, the President shall undertake such duties.

     4.3 PRESIDENT. The President shall be the Corporation's chief operations officer and shall have general authority over the day-to-day business of the Corporation.

     4.4 VICE PRESIDENT. The Vice President, or Vice Presidents, shall have such powers and duties as shall be assigned to them by the Board of Directors or the President.

     4.5 TREASURER AND ASSISTANT TREASURERS. The Treasurer, if one is appointed or elected, shall, subject to the direction and under the supervision of the directors, have general charge of the financial concerns of the Corporation; care and custody of the funds and valuable papers of the Corporation; authority to endorse for deposit or collection all notes, checks, drafts and other obligations for the payment of money payable to the Corporation or its orders, and to accept drafts on behalf of the Corporation; and shall keep, or cause to be kept, accurate books of account, which shall be the property of the Corporation. If no Treasurer is elected or appointed, the President shall undertake such duties.

     The Assistant Treasurer, if any, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors and the Treasurer may from time to time prescribe and shall be responsible to and shall report to the Treasurer.

     4.6 SECRETARY. The Secretary shall, in addition to any duties imposed upon him or her by virtue of his or her office pursuant to Vermont law, the Articles of Incorporation or these Bylaws, keep an attested copy of the Articles of Incorporation and amendments thereto, and of these Bylaws with a reference on the margin of said Bylaws to all amendments thereof, all of which documents and books shall be kept at the registered office of the Corporation or at the office of the Secretary. The Secretary shall keep or cause to be kept, at the registered office of the Corporation or at his or her office, the stock and transfer records of the Corporation, in which shall be contained the names of all shareholders, their record addresses, the number of shares held by each, the time when they respectively acquired the shares and the time of any transfers thereof. The Secretary shall also keep a record of the meetings of the directors and of the shareholders. The Secretary shall give or cause to be given such notice as may be required of all meetings of shareholders and all meetings of the Board of Directors, and shall keep the seal of the Corporation in safe custody and affix it to any instrument when such action is incident to his or her office or is authorized by the Board of Directors. The Assistant Secretary, or if there are more than one, the Assistant Secretaries, in the order determined by the Secretary, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors and the Secretary may from time to time prescribe.

     4.7 OTHER POWERS AND DUTIES. Subject to these Bylaws, each officer shall have, in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as the directors or the President may from time to time delegate to him or her.

                                    ARTICLE V
                       NOTES, CHECKS, DRAFTS AND CONTRACTS

     5.1 NOTES, CHECKS AND DRAFTS. The notes, checks and drafts of the Corporation shall be signed by such person or persons as the Board of Directors may from time to time designate and, in the absence of such designation, by the Treasurer. Manual signature or signatures shall be required on all notes and drafts of the Corporation. In the case of checks of the Corporation, either manual or facsimile signature or signatures may be used.

     5.2 CONTRACTS. Contracts of the Corporation shall be executed by such person or persons as may be generally designated by the Board of Directors and, in the absence of such designation, by the President, the Secretary, a Vice President or the Treasurer.

                                   ARTICLE VI
                          INDEMNIFICATION AND INSURANCE

     6.1  DEFINITIONS. For purposes of this Article

          (a) A "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, trustee, partner or other agent of a domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. A Director is considered to be serving an employee benefit plan at the Corporation's request if the Director's duties to the Corporation also impose duties on, or otherwise involve services by, the Director to the plan or to participants in or beneficiaries of the plan.

          (b) "Expenses" means the reasonable costs (including reasonable attorneys' fees) incurred in connection with a Proceeding.

          (c) A "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal.

     6.2 RIGHT TO INDEMNIFICATION. The Corporation shall indemnify a Director who is wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he or she was a party because he or she is or was a director of the Corporation for his expenses. Except as limited by law, the Corporation may indemnify its Directors against all Expenses incurred by them in connection with any Proceedings in which they are made a party as a result of their service as a Director if the Director (i) conducted himself in good faith, (ii) reasonably believed that his conduct in his official capacity was in the Corporation's best interests and in all other capacities was at least not opposed to the Corporation's best interests and (iii) with respect to a governmental Proceeding, had no reasonable cause to believe his or her conduct was unlawful and was finally found not to have engaged in a reckless or intentional unlawful act. The Corporation may not indemnify a Director in connection with a Proceeding by or in the right of the Corporation in which the Director was adjudged liable to the Corporation or in connection with any other Proceeding charging and adjudicating liability for improper personal benefit to the Director.

     6.3 ADVANCE PAYMENTS. Except as limited by law, Expenses incurred by a Director who is a party to any Proceeding may be paid by the Corporation to said Director in advance of final disposition of the Proceeding upon receipt of a written affirmation of his or her good faith belief that he or she has met the standards of conduct set forth in Section 6.2 (i), (ii) and (iii) above, a written undertaking to repay such amount if it is ultimately determined that the Director did not meet such standards of conduct and those parties entitled to make such determination under Section 6.4 hereof determine that no other provision of law precludes indemnification, which undertaking shall be an unlimited general obligation but need not be secured and may be accepted without reference to the financial ability of such person to make repayment; provided, however, that no such advance payment of Expenses shall be made if it is determined pursuant to Section 6.5 of this Article on the basis of the facts known at that time that said Director is ineligible for indemnification.

     6.4 DETERMINATIONS; PAYMENTS. The determination of whether a Director is eligible or ineligible for indemnification under any provision of this Article shall be made in each instance by (i) a majority of the Directors or a committee thereof who are not parties to the Proceeding in question, (ii) independent special legal counsel appointed by a majority of such Directors or a committee thereof, or if there are none, by a majority of the Directors in office, or
(iii) a majority vote of the shareholders who are not parties to the Proceeding in question. Notwithstanding the foregoing, a court having jurisdiction (which need not be the court in which the Proceeding in question was brought) may grant or deny indemnification in each instance under the provisions of law and this Article.

     6.5 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any director, officer, employee or agent of the Corporation against any liability asserted against or incurred by him or her in serving in any such capacity or arising out of his or her status as such, whether or not the Corporation would have power to indemnify him or her against such liability or cost.

     6.6 RESPONSIBILITY WITH RESPECT TO EMPLOYEE BENEFIT PLAN. If the Corporation or any of its Directors sponsors or undertakes any responsibility as a fiduciary with respect to an employee benefit plan, then for purposes of indemnification of such persons under this Article (i) a "Director" shall be deemed to include any Director of the Corporation who serves at its request in any capacity with respect to said plan, (ii) such Director shall not be deemed to have failed to act in good faith in the reasonable belief that his action was in the best interests of the Corporation if he acted in good faith in the reasonable belief that his action was in the best interests of the participants or beneficiaries of said plan, and (iii) "Expenses" shall be deemed to include any taxes or penalties imposed on such Director with respect to said plan under applicable law.

     6.7 HEIRS AND PERSONAL REPRESENTATIVES. The indemnification provided by this Article shall inure to the benefit of the estate and personal representatives of a Director.

     6.8 NON-EXCLUSIVITY. The provisions of this Article shall not be construed to limit the power of the Corporation to indemnify its Directors to the full extent permitted by law or to enter into specific agreements, commitments or arrangements for indemnification permitted by law.

     6.9 OFFICERS, EMPLOYEES AND AGENTS. An officer of the Corporation who is not a director is entitled to mandatory indemnification to the same extent as a director under Section 2 of this Article and may apply for court-ordered indemnification under Section 4 of this Article. The Corporation shall have power to indemnify any of its officers, employees or agents who are not Directors on any terms not prohibited by law which it deems to be appropriate. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Article.

     6.10 AUTHORIZATION OF CORPORATE OFFICERS. The proper officers of the Corporation are, and each of them acting without the other is, authorized to take any action, for and in the name of the Corporation, which he or she deems necessary or appropriate (as conclusively presumed from the taking of such action) to carry out and effect the foregoing sections.

     6.11 SAVINGS CLAUSE. If Section 6.1 through 6.10 of this Article VI or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer and may indemnify any other person entitled to indemnification as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of these Bylaws that shall not have been invalidated and to the full extent permitted by applicable law. To the full extent permitted by law, the Corporation may enter into and perform agreements with persons, including, without limitation, present and former officers, directors and employees of the Corporation and of companies acquired by or merged with the Corporation, obligating the Corporation, among other things, to provide indemnification and advancement of costs, charges and expenses to such persons in addition to any indemnification or advancement which may be available to such person under Sections 6.1 through 6.6 of this Article VI.

     6.12 ADOPTION AND AMENDMENT OF BYLAWS. The Board of Directors may from time to time adopt Bylaws with respect to indemnification and may amend such Bylaws to provide at all times the fullest indemnification permitted by the Vermont Business Corporation Act.

                                   ARTICLE VII
                                 SHARES OF STOCK

     7.1 AMOUNT AUTHORIZED. The amount of the authorized capital stock shall be as fixed in the Articles of Incorporation, as amended from time to time.

     7.2 TRANSFER. Subject to the restrictions, if any, stated or noted on the certificates, shares may be transferred on the books of the Corporation by the surrender to the Corporation of the certificate properly endorsed by the registered holder, or by his or her duly authorized attorney pursuant to a written power of attorney properly executed, and with such proof of the authenticity of signature as the Secretary of the Corporation or its transfer agent may reasonably require.

                                  ARTICLE VIII
                            MISCELLANEOUS PROVISIONS

     8.1 FISCAL YEAR. The fiscal year of the Corporation shall be determined from time to time by the Board of Directors.

     8.2 REGISTERED OFFICE AND REGISTERED AGENT. The address of the registered office and the name of the registered agent shall be as specified in the Articles of Incorporation or as otherwise determined from time to time by the Board of Directors.

     8.3 VOTING OF SHARES IN OTHER CORPORATIONS. Except as the directors may otherwise designate, the President may waive notice of, and may appoint any person or persons to act as proxy or attorney-in-fact for the Corporation at any meeting of shareholders of any other corporation or organization, the securities of which are held by the Corporation.

     8.4 AMENDMENTS. These Bylaws may be altered, amended or repealed by a vote of the shareholders or a vote of the majority of the directors then in office at any annual, regular or special shareholders' or directors' meeting. Any Bylaw, whether made, altered, amended or repealed by the shareholders or directors, may be repealed, amended or reinstated, as the case may be, by either the shareholders or the directors as aforesaid.

                                                                     EXHIBIT D-1

October 20, 1999


BY HAND DELIVERY

Ms. Susan Hudson, Clerk
Public Service Board
112 State Street
Drawer 20
Montpelier, VT  05620-2701

     SUBJ: Vermont Yankee Nuclear Power Corporation
           General Order No. 45

Dear Sue:

In accordance with the requirements of General Order No. 45 (Paragraph 1c), this is notice that Vermont Yankee Nuclear Power Corporation, a Vermont corporation ("VY"), intends to enter into an Asset Purchase Agreement (the "APA") with AmerGen Energy Company, L.L.C., a Delaware Limited Liability Company ("AmerGen").

Upon closing under the APA, VY will transfer to AmerGen all of VY's rights, title and interest in the Vermont Yankee Nuclear Power Station located in Vernon, Vermont (the "Station"), including all buildings, substantially all equipment (with the exception of certain transmission-related assets and the switchyard), and all spare parts, fixtures, inventory, documents, records, assignable contracts, fresh and spent nuclear fuel, other licensed material at the site, and other property necessary for the operation and maintenance of the Station (the "Transfer"), and AmerGen will assume all responsibility for the operation, maintenance, and eventual decommissioning of the Station. We are filing a complete copy of the proposed APA with this notice.

Ms. Susan Hudson, Clerk
Page 2
October 20, 1999


In addition to the APA and in accordance with the terms thereof, this is notice under General Order No. 45 (Paragraphs 1d, 1e and 1f) that VY intends to enter into certain ancillary agreements, including a Power Purchase Agreement (the "PPA") a copy of which is also being filed with this letter as an exhibit to the APA, by which VY will purchase 100% of the capacity and associated energy from the Station through the term of the Station's Nuclear Regulatory Commission operating license, less such portion of the capacity and associated energy as its sponsors may elect not to purchase as provided in the PPA.

VY will continue to sell the capacity and associated energy so purchased to, and recover its other costs from, its sponsors, including Central Vermont Public Service Corporation and Green Mountain Power Corporation, through various amended, power- sales agreements (the "Amended PSAs") the form of which is also being filed with this letter as an exhibit to the APA. VY also expects to assign its interest under the PPA, the Amended PSAs, and certain post-closing requirements under the APA to a special- purpose entity, which will collect payments from VY's sponsors and, in turn, remit payments to AmerGen under the PPA as well as to other persons to satisfy additional VY obligations. Finally, VY intends to enter into a Transmission Assets Purchase Agreement (the "TAPA") to sell VY's transmission assets to Vermont Electric Power Company, Inc., a copy of which is also being filed with this letter as an exhibit to the APA.

The parties intend and have committed to enter into and execute the APA, the PPA, the Amended PSAs, and the TAPA (the "Agreements") as soon as possible, subject to obtaining all approvals required therefor. Accordingly and pursuant to paragraph 3 of General Order No. 45, they hereby request that the Board order a reduction to the period of advance notice required under the general order, so that the parties may proceed to execute the Agreements immediately following the order's issuance. The parties point out that the Agreements are subject to various regulatory approvals including approval under 30 V.S.A. ss.ss. 109 and
231. To the extent the Agreements do not require advance Board approval, moreover, the parties ask the Board to initiate an investigation thereof under 30 V.S.A. ss. 209, under a procedural order requiring Board approval before the parties may consummate the Transfer or commence the purchase and sale of capacity and associated energy under the PPA and Amended PSAs.

AmerGen has redacted certain provisions in the APA and its schedules that are proprietary to it, and VY is therefore filing in a sealed envelope an unredacted copy of the APA. The parties do not object to immediate Board and Department review of the unredacted APA under seal, conditioned on the subsequent execution and Board approval of a standard form of protective agreement (in the form used in numerous

Ms. Susan Hudson, Clerk
Page 3
October 20, 1999


Board proceedings) among VY, AmerGen, and the Department, which the parties will submit under separate cover and hereby commit to execute.

Sincerely,

DOWNS RACHLIN & MARTIN PLLC
Attorneys for Vermont Yankee
Nuclear Power Corporation



By:
   -----------------------------------
         John H. Marshall


lrn/STJ\MHODMA.Active;8295133;1
Enclosures
c:   Edward V. Schwiebert, Esq.
     James Volz, Esq.
     Ross Barkhurst
     Bruce Wiggett
     John Ritsher, Esq.
     Ken Picton, Esq.
     Jeff Trout, Esq.

                                                                     EXHIBIT D-2

                                STATE OF VERMONT
                              PUBLIC SERVICE BOARD


Petition of Vermont Yankee Nuclear Power         )
Corporation, pursuant to 30 V.S.A. ss. 109, for  )
consent to the transfer of its generation assets )
to AmerGen Energy Company, L.L.C.                )

Petition of Vermont Yankee Nuclear Power         )
Corporation, pursuant to 30 V.S.A. ss. 109, for  )
consent to the transfer of its transmission      )        Docket No. 6300
assets to Vermont Electric Power Company,        )
Inc.                                             )

Investigation of all aspects of the sale of      )
Vermont Yankee Nuclear Power Station in          )
Vernon, Vermont                                  )

                                    PETITION

     By this petition, Vermont Yankee Nuclear Power Corporation (referenced in this petition as "Vermont Yankee"), on behalf of itself and its "Sponsor" utility companies, represents:

1. It is a Vermont corporation; holds a certificate of general good to manufacture, transmit and sell electricity to be used ultimately by the public for lighting, heating or power within and outside of Vermont; and as such is a company owning or operating a public-service business subject to the Board's jurisdiction under Sections 201 and 203 of Title 30, Vermont Statutes Annotated;

2. It proposes to sell substantially all of its assets related to the generation of electricity (referenced in this petition as the "Generation Assets"), presently used to operate the Vermont Yankee Nuclear Power Station located in Vernon, Vermont (the "Station"), to AmerGen Energy Company, L.L.C., a Delaware limited-liability company (referenced in this petition as "AmerGen"), under an

     Asset Purchase Agreement or "APA" to be filed with the Board in support of this petition;

3. It proposes to sell substantially all of its assets related to the transmission of electricity (referenced in this petition as the "Transmission Assets") to Vermont Electric Power Company, Inc., a Vermont corporation that owns and operates most of the bulk-transmission facilities located in Vermont (referenced in this petition as "VELCO"), under a Transmission Assets Purchase and Sale Agreement or "TAPA" also to be filed in support of this petition;

4. Before it can sell the Generation Assets to AmerGen and the Transmission Assets to VELCO, the Board must find that the same will promote the general good of the state and issue a Certificate of Consent thereto under Section 109 of Title 30;

5. Its sale of the Generation Assets to AmerGen and of the Transmission Assets to VELCO will promote the general good of the state in accordance with the findings and discussion by the Board under Section 109 in Docket No. 6039, Petition of New England Power for Authority to Transfer its Hydroelectric Facilities located in Vermont to USGen New England, Inc.;

6. Commencing with its sale of the Generation Assets and Transmission Assets, certain ancillary transactions will be required including:

          a. Vermont Yankee will commence to perform a "Power Purchase Agreement" or "PPA" with AmerGen under which Vermont Yankee will purchase (on a unit-contingent basis) a portion (61.5%) of the Station's capacity and associated energy until 2012, a percentage that will be adjusted in the future to exclude any increase in Station output resulting from a AmerGen decision to uprate the Station's capacity;

          b. It will also commence to perform certain "1999 Amendatory Agreements" to its existing Power Contracts and Additional Power Contracts (the "Power Contracts") with each of its Sponsors, including its two Vermont Sponsors (Central Vermont Public Service Corporation and Green Mountain Power Corporation) and New England Power Company (which owns and operates transmission facilities in Vermont), under which:

               i. each Sponsor will continue to pay its sponsorship percentage of Vermont Yankee's cost of service, including Vermont Yankee's post-closing obligations to AmerGen under the APA and to VELCO under the TAPA, the premium paid by Vermont Yankee to purchase credit insurance or a surety bond, Vermont Yankee's administrative expenses, its indebtedness incurred to refinance its mortgage bonds and finance a portion of its decommissioning trusts as required by the APA, and the unamortized net plant investment for the Station, plus

               ii. certain of the Sponsors (including the Vermont Sponsors) will pay to Vermont Yankee their entitlement percentage of the Station's output at Vermont Yankee's cost thereof from AmerGen;

          c. AmerGen will commence to perform an Interconnection Agreement with VELCO as well as certain other ancillary agreements with other utilities, including USGen New England, Inc., New England Power Company and Green

     Mountain Power Corporation, for such operational services as Station service and outage back-up; and

          d. Vermont Yankee will organize a special-purpose entity (the "SPE") to receive, and Vermont Yankee will pledge as a security for certain creditors including AmerGen, VELCO and any banks or other financial institutions that extend credit to Vermont Yankee, the net cash flow paid to Vermont Yankee by its Sponsors under the 1999 Amendatory Agreements and Power Contracts, including funding obligations under the APA with respect to the storage of spent nuclear fuel and other waste and the repayment of any of Vermont Yankee's indebtedness;

7. Under Section 209 of Title 30, the Board should investigate and by order approve all aspects of Vermont Yankee's sale of the Generation Assets to AmerGen and of the Transmission Assets to VELCO, including the PPA between Vermont Yankee and AmerGen and the 1999 Amendatory Agreements between Vermont Yankee and the Sponsors, and specifically find as to the Vermont Sponsors that it is prudent for each of them to execute and perform the 1999 Amendatory Agreements, that the purchase of the Station's output thereunder and under the Power Contracts is used and useful, and that each will be allowed to recover in rates the cost of service incurred by them under the 1999 Amendatory Agreements and Power Contracts; and

8. Vermont Yankee will in the future petition the Board under Section 108 of Title 30 for consent to the:

          a. refinancing of its existing debt and the financing of certain additional obligations related to the sale of its Generation Assets, including certain additional payments to its decommissioning-funds trusts and to its trust for the payment of Vermont Yankee's obligations to the Texas Low Level Waste Siting Fund; and

          b. the SPE pledge by Vermont Yankee described in subparagraph 6d of this petition.

     In support of this petition, Vermont Yankee hereby prefiles testimony and exhibits by Mr. Bruce W. Wiggett, Vermont Yankee's Vice President of Finance and Treasurer, who describes further the transactions summarized in this petition and demonstrates that they will promote the general good of the state. In addition, in support of this and AmerGen's petition related to Vermont Yankee's sale of the Generation Assets and Transmission Assets, AmerGen and each of the Vermont Sponsors will prefile testimony and exhibits by the following witnesses:

           Witnesses                                 Subject Matter
           ---------                                 --------------

     Kent Brown                         demonstrates the benefits of performing
     Steve Page                         the 1999 Amendatory Agreement and
                                        the Power Contract to Central Vermont
                                        Public Service Corporation and its
                                        customers.

     Anthony J. Kvedar, Jr.             demonstrates the benefits of performing
                                        the 1999 Amendatory Agreement and
                                        the Power Contract to Green Mountain
                                        Power Corporation and its customers.

     [4 AmerGen witnesses]              demonstrates that AmerGen's operation
                                        as a company that owns and operates
                                        the Generation Assets will promote the
                                        general good of the state.

     Vermont Yankee asks that the Board:

     A. appoint a Hearing Officer to make all procedural rulings related to this petition, including scheduling, intervention, scope, and discovery;

     B. schedule informal workshops to provide a forum in which Vermont Yankee, AmerGen and the Vermont Sponsors can answer questions about and provide information concerning the transactions described in this petition;

     C. at its prehearing conference to be held on December 22, 1999, resolve all issues on intervention, scope and schedule;

     D. conduct and complete technical and public hearings on this petition no later than May 5, 2000;

     E. take such other actions as will be necessary to hear and decide this petition no later than July 1, 2000; and

     F.   issue an Order:

          i. directing the issuance of a Certificate of Consent to Vermont Yankee approving in all respects its sale of the Generation Assets to AmerGen and of the Transmission Assets to VELCO;

          ii. approving in all respects the transactions required or contemplated by the APA, including the execution and performance by all parties of the APA, the TAPA, the PPA, the 1999 Amendatory Agreements, the Interconnection Agreement between AmerGen and VELCO, and all ancillary agreements required with respect to the transactions required or contemplated by the APA; and

          iii. finding that the execution and performance by Central Vermont Public Service Corporation and Green Mountain Power Corporation of the 1999

     Amendatory Agreements is prudent, that the purchase of the Station's output thereunder and under the Power Contracts is used and useful, and that the cost incurred by them under the 1999 Amendatory Agreements and the Power Contracts shall be allowed in rates in accordance with the terms of a rate order to be proposed by each of them.

          St. Johnsbury, Vermont. November 22, 1999.

                                                Respectfully submitted,

                                                DOWNS RACHLIN & MARTIN PLLC
                                                Attorneys for Vermont Yankee
                                                Nuclear Power Corporation


                                                By: ____________________________
                                                      John H. Marshall
                                                      Nancy S. Malmquist

c:   Schedule A

                                                                     EXHIBIT D-5


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION



Vermont Yankee Nuclear Power            )
  Corporation                           )
Vermont Electric Power Company, Inc.    )
AmerGen Vermont, L.L.C.                 )                Docket No. EC__________


                              JOINT APPLICATION OF
                    VERMONT YANKEE NUCLEAR POWER CORPORATION,
                    VERMONT ELECTRIC POWER COMPANY, INC., AND
                             AMERGEN VERMONT, L.L.C.
                       SEEKING AUTHORIZATION FOR THE SALE
                          OF JURISDICTIONAL FACILITIES



Kenneth G. Jaffe
Richard P. Sparling
Swidler Berlin Shereff Friedman, LLP
3000 K Street, NW, Suite 300
Washington, D.C. 20007-5116
(202) 424-7500

Attorneys for
Vermont Yankee Nuclear Power
Corporation

Richard M. Lorenzo
Aryeh B. Fishman
Huber Lawrence & Abell
1001 G Street, Suite 125
Washington. DC 20001
(202) 737-3880

Attorneys for
Vermont Electric Power Company, Inc.

Dated: January 6, 2000


Floyd L. Norton, IV
Michael C. Griffen
Morgan, Lewis & Bockius LLP
1800 M Street, NW
Washington, DC 20036-5869
(202) 467-7620

Paul R. Bonney
PECO Energy Company
2301 Market Street
P.O. Box 8699
Philadelphia, PA 19101
(215) 841-4252

Attorneys for AmerGen Vermont, L.L.C.

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Vermont Yankee Nuclear Power Corporation     )
Vermont Electric Power Company, Inc.         )
AmerGen Vermont, L.L.C.                      )            Docket No. EC_________



                                TABLE OF CONTENTS


I.       INTRODUCTION....................................................................................1

II.      EXECUTIVE SUMMARY...............................................................................2

III.     DESCRIPTION OF THE PARTIES......................................................................3

         A.       VERMONT YANKEE NUCLEAR POWER CORPORATION...............................................3
         B.       VERMONT ELECTRIC POWER COMPANY, INC....................................................5
         C.       AMERGEN VERMONT, L.L.C.................................................................5

IV.      DESCRIPTION OF THE PROPOSED TRANSACTIONS........................................................7

         A.       THE SALE OF THE VERMONT YANKEE PLANT TO AMERGEN VERMONT................................7
         B.       THE SALE OF THE SWITCHYARD FACILITIES TO VELCO.........................................8
         C.       ASSIGNMENT OF RIGHTS TO A SPE..........................................................9
         D.       EFFECTS OF TRANSACTIONS ON SPONSORS...................................................10

V.       THE PROPOSED TRANSACTIONS ARE CONSISTENT WITH THE
          PUBLIC INTEREST...............................................................................11

         A.       THE PROPOSED TRANSACTIONS WILL HAVE NO ADVERSE EFFECT ON COMPETITION..................13
         B.       THE PROPOSED TRANSACTIONS WILL HAVE NO ADVERSE EFFECT ON WHOLESALE RATES..............14
         C.       THE PROPOSED TRANSACTIONS WILL NOT IMPAIR THE EFFECTIVENESS OF FEDERAL OR STATE
                  REGULATION............................................................................18

VI.      REQUEST FOR EXPEDITION.........................................................................19

VII.     OTHER REQUIREMENTS.............................................................................20

VIII.    EXHIBITS.......................................................................................23

IX.      CONCLUSION.....................................................................................25

I.   INTRODUCTION

     Pursuant to Section 203 of the Federal Power Act ("FPA") (16 U.S.C. ss.
824b) and Part 33 of the regulations of the Federal Energy Regulatory Commission ("Commission") (18 C.F.R. ss. 33.1 ET SEQ. (1998)), Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), Vermont Electric Power Company, Inc. ("VELCO"), and AmerGen Vermont, L.L.C. ("AmerGen Vermont") (collectively these entities are referred to herein as the"Applicants") submit this joint application ("Application") requesting authorization from the Commission for the disposition of certain jurisdictional assets in connection with the sale of substantially all of Vermont Yankee's assets, consisting primarily of the Vermont Yankee Nuclear Power Station (the "Vermont Yankee Plant" or the "Plant") located in Vernon, Vermont.

     Pursuant to an Asset Purchase Agreement dated November 17, 1999 ("Generation APA"), Vermont Yankee will transfer the Vermont Yankee Plant and certain jurisdictional transmission facilities to AmerGen Vermont, including the Plant's step-up transformer.(1) Also on November 17, 1999, Vermont Yankee and VELCO entered into a separate Asset Purchase Agreement ("Transmission APA") under which Vermont Yankee will transfer to VELCO certain jurisdictional transmission facilities associated with the Plant, including the electrical, transmission, communication and other assets (as opposed

--------
(1) Vermont Yankee entered into the Generation APA with AmerGen Energy, L.L.C. ("AmerGen Energy"). AmerGen Energy will assign to AmerGen Vermont all of its agreements associated with the transaction, including the Generation APA.. AmerGen Vermont will assume all of AmerGen Energy's rights and obligations under those agreements. A copy of the Generation APA is provided as part of Exhibit H to the Application. A more complete description of the assets that will be transferred to AmerGen Vermont is set forth in Section 2.1 of the Generation APA (redacted version).

to generation facilities) that are located at the Plant's 345 kV and 115 kV switchyards.(2) Finally, Vermont Yankee proposes to assign to a special purpose entity subsidiary ("SPE") certain of its rights and obligations under wholesale power contracts under which the electric capacity and associated energy produced by the Plant is sold to nine New England Utilities.

     This Application substantially complies with all of the requirements of
Part 33 of the Commission's regulations, and, as demonstrated below, the transfer of transmission assets to AmerGen Vermont and VELCO, and the assignment of wholesale power contract rights to the SPE, satisfy the criteria established by the Commission under Section 203 of the FPA. Accordingly, the Applicants respectfully request that the Commission approve this Application without condition, modification or evidentiary, trial-type hearing. The parties expect to close the sale of the Vermont Yankee Plant and complete the transfer of Vermont Yankee's jurisdictional assets on or before July 1, 2000, and thus, they seek Commission approval as soon as practicable or on or before April 1, 2000.

II.  EXECUTIVE SUMMARY

     The Applicants request that the Commission approve the transfer of Vermont Yankee's jurisdictional assets to AmerGen Vermont and VELCO pursuant to Section 203 of the FPA. The sale of Vermont Yankee's jurisdictional facilities is consistent with the

--------
(2) A copy of the Transmission APA is provided as part of Exhibit H to the Application. A more complete description of the assets that will be transferred to VELCO is set forth in Section 1.1 of the Transmission APA.

public interest as required under FPA Section 203. The Application shows that the transactions are in the public interest, satisfying each of the three tests established by the Commission: (1) it will not adversely affect competition in the relevant market; (2) it will not increase wholesale rates; and (3) it will not impair the ability of federal or state regulators to effectively regulate the Applicants. In support of the Application, the Applicants have submitted:
(i) the affidavit of Rodney Frame, an economist and Principal with Analysis Group/Economics, addressing market power issues (the "Frame Affidavit"); and
(ii) the Testimony of Bruce W. Wiggett, addressing wholesale rates. Because the transactions satisfy all the requirements of Section 203 and the Commission's regulations, the Commission should find that the sale is consistent with the public interest and approve the Application expeditiously.

III. DESCRIPTION OF THE PARTIES

     A.   VERMONT YANKEE NUCLEAR POWER CORPORATION

     Vermont Yankee owns and operates a single unit nuclear powered generating plant having a net capacity of approximately 510 megawatts located in Vernon, Vermont. Vermont Yankee was incorporated under the laws of Vermont on August 4, 1966. The Plant commenced commercial operations on November 30, 1972, and is currently licensed by the United States Nuclear Regulatory Commission ("NRC") to operate until March 21, 2012. The common equity of Vermont Yankee is owned by thirteen investor- owned or municipal New England utilities,(3) nine of which (the "Sponsors")(4) have entered

--------
(3)  The utilities and their percentage of common stock held are as follows:

into long-term power contracts with Vermont Yankee. (These contracts, as amended and supplemented are referred to in this Application as the "Power Contracts.") The entire output of the Vermont Yankee Plant is sold to the Sponsors on a cost-of-service basis, although the Sponsors have entered into contracts with various municipals and cooperatives ("Secondary Purchasers") for the resale at wholesale of portions of the output they purchase from Vermont Yankee. The remainder of the power purchased by

-------------------

Company                                                                Percentage Held
-------                                                                ---------------

Central Vermont Public Service Corporation                                  31.3%
New England Power Company                                                   20.0%
Green Mountain Power Corporation                                            17.9%
The Connecticut Light and Power Company                                      9.5%
Central Maine Power Company                                                  4.0%
Public Service Company of New Hampshire                                      4.0%
Burlington Electric Light Department                                         3.6%
Montaup Electric Company                                                     2.5%
Cambridge Electric Light Company                                             2.5%
Western Massachusetts Electric Company                                       2.5%
Vermont Electric Cooperative, Inc.                                           1.0%
Washington Electric Cooperative, Inc.                                        0.6%
Lyndonville Electric Department                                              0.6%

(4)  The Sponsors and their entitlement percentages are as follows:

Sponsor                                                       Entitlement Percentage
-------                                                       ----------------------

Central Vermont Public Service Corporation                            35.0%
Green Mountain Power Corporation                                      20.0%
New England Power Company                                             20.0%
The Connecticut Light and Power Company                                9.5%
Central Maine Power Company                                            4.0%
Public Service Company of New Hampshire                                4.0%
Montaup Electric Company                                               2.5%
Cambridge Electric Light Company                                       2.5%
Western Massachusetts Electric Company                                 2.5%

the Sponsors from Vermont Yankee is used to serve their retail and wholesale requirements customers or resold under shorter-term transactions.

     B.   VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO was organized under the laws of the state of Vermont in 1956 for the purpose of developing a high-voltage transmission system in Vermont that could deliver power purchased by the State of Vermont from the New York Power Authority. VELCO is primarily a transmission utility that owns and operates most of the backbone transmission system in the state of Vermont. Currently, VELCO owns most of Vermont's high-voltage (115 kV and above) transmission facilities. The transmission system is used to deliver power to Vermont utilities, and to interconnect utilities within the state, and to interconnect with the New England Power Pool ("NEPOOL") transmission system. VELCO does not own any distribution facilities or production facilities, and it does not sell power at retail. Nor does it own, operate, or dispatch generation.

     The owners of VELCO are electric distribution companies that use VELCO's transmission system. All utilities in Vermont were offered the opportunity to become owners as well as customers of VELCO. VELCO is a participant in the NEPOOL and VELCO provides transmission service under the VELCO 1991 Transmission Agreement and the NEPOOL Tariff. Additionally, VELCO has an open access transmission tariff on file with the Commission.

     C.   AMERGEN VERMONT, L.L.C.

     AmerGen Vermont is a wholly-owned subsidiary of AmerGen Energy. AmerGen Energy formed AmerGen Vermont as a Vermont limited-liability company under the Vermont Limited Liability Company Act for the purpose of having a Vermont-based entity to acquire, own, and operate Vermont Yankee. AmerGen Vermont=s principal place of business is located in Brattleboro, Vermont. Prior to the closing of the transactions, AmerGen Energy will assign to AmerGen Vermont all of its agreements associated with its acquisition and ownership of Vermont Yankee. AmerGen Vermont will assume all of AmerGen Energy=s rights and obligations under those agreements.

     AmerGen Energy is a limited liability company formed to acquire and operate nuclear power plants in the United States. AmerGen Energy is organized under the laws of the State of Delaware pursuant to the AmerGen Limited Liability Company Agreement dated as of August 18, 1997, as amended, among PECO Energy Company ("PECO Energy"), a Pennsylvania corporation; British Energy plc, a Scottish corporation; and British Energy Inc. ("BE Inc."), a Delaware corporation which is a wholly owned subsidiary of British Energy plc. British Energy plc is a party to the AmerGen Limited Liability Company Agreement, but only PECO Energy and BE Inc. are members of AmerGen, with each holding a 50% ownership interest in AmerGen.

IV.  DESCRIPTION OF THE PROPOSED TRANSACTIONS

     A.   THE SALE OF THE VERMONT YANKEE PLANT TO AMERGEN VERMONT

     As noted earlier, the particular transactions that are the subject of this Application have been entered into in contemplation of the transfer of the Vermont Yankee Plant to

AmerGen Vermont. Upon closing of the sale, AmerGen Vermont will take title to the Plant and related assets and liabilities, as well as certain jurisdictional transmission assets. After the closing, AmerGen Vermont will assume substantially all obligations relating to the operation and maintenance of the Plant in accordance with applicable regulatory requirements, and will become the licensee under all NRC licenses currently applicable to the Plant. In addition, AmerGen Vermont will assume all responsibility for the safe decommissioning of the Vermont Yankee Plant. The assets being transferred to AmerGen Vermont include the decommissioning trust funds currently maintained by Vermont Yankee, together with an additional sum paid by Vermont Yankee to bring the funds available for decommissioning the Plant to an agreed upon level. AmerGen Vermont will be responsible for providing any additional funds that may be necessary to decommission the Vermont Yankee Plant.

     In conjunction with the sale of the Vermont Yankee Plant, AmerGen Energy and Vermont Yankee entered into a Power Purchase Agreement ("Vermont Yankee PPA") that will take effect upon closing of the sale. AmerGen Energy also will assign the Vermont Yankee PPA to AmerGen Vermont. Under the Vermont Yankee PPA, AmerGen Vermont will sell initially 61.5% of the Vermont Yankee Plant's output to Vermont Yankee at a fixed price. Also in conjunction with the sale, Vermont Yankee and the Sponsors have entered into certain amendments to their Power Contracts (the "Amendatory Agreements"). Further, AmerGen Energy and VELCO entered into an Interconnection Agreement, which AmerGen Energy also will assign to AmerGen Vermont, under which VELCO will provide AmerGen Vermont with interconnection service and access to the VELCO transmission system for the transmission of power from the Plant. Concurrent with this Application, the Vermont Yankee PPA, the Amendatory Agreements and the Interconnection Agreement are being submitted to the Commission for filing under Section 205 of the FPA.

     B.   THE SALE OF THE SWITCHYARD FACILITIES TO VELCO

     On November 17, 1999, Vermont Yankee and VELCO executed the Transmission APA, under which Vermont Yankee has agreed to transfer certain jurisdictional facilities to VELCO. Specifically, Vermont Yankee will sell to VELCO the Vermont Yankee switchyard transmission facilities, including the electrical, transmission, communication and other assets (as opposed to generation facilities) that are located at the Plant's 345 kV and 115 kV switchyards.(5) Additionally, Vermont Yankee will deliver to VELCO certain items, including various certificates, and any and all governmental and third party consents, waivers or approvals by Vermont Yankee. As of the closing date, in consideration of Vermont Yankee's sale of transmission assets to VELCO, VELCO will purchase the switchyard transmission facilities at their book value and deliver to Vermont Yankee various certificates, agreements and instruments. The purchase price is expected to total approximately $1.5 million.

     C.   ASSIGNMENT OF RIGHTS TO A SPE

     Pursuant to the Generation APA, Vermont Yankee and the SPE will enter into an assignment agreement, under which Vermont Yankee agrees to assign to the SPE certain of Vermont Yankee's rights and obligations under the Power Contracts (as amended by

--------

(5) A complete description of the assets that will be transferred to VELCO are listed in Section 1.1 of the Transmission APA.

the Amendatory Agreements), as well as Vermont Yankee's rights and obligations under the Vermont Yankee PPA with AmerGen Vermont. The principal rights and obligations that will be assigned to the SPE that relate to AmerGen Vermont are:
(1) the right under the Vermont Yankee PPA to receive from AmerGen Vermont electric capacity and associated energy produced by the Plant; (2) the obligation to pay AmerGen Vermont the amounts specified in the Vermont Yankee PPA for that capacity and energy; (3) the right to receive from the Sponsors that portion of the amounts paid under the Power Contracts that relate to Vermont Yankee's obligation to make payments to AmerGen Vermont under the Vermont Yankee PPA and to recover net plant investment; and (4) the obligation to supply the Sponsors with their respective entitlement percentages of the capacity and energy produced by the Plant and sold to Vermont Yankee by AmerGen Vermont. The assignment of these rights and obligations to the SPE is intended to provide a more secure stream of revenues to AmerGen Vermont under the Vermont Yankee PPA because AmerGen Vermont will be granted a first priority security interest in these payment streams and thereby facilitate AmerGen Vermont's financing of its acquisition of the Vermont Yankee Plant.

     The Applicants are submitting the Generation APA and the Transmission APA as part of Exhibit H in compliance with Part 33 of the Commission's regulations.

     D.   EFFECTS OF TRANSACTIONS ON SPONSORS

     The sales to AmerGen Vermont and VELCO and assignment to the SPE will have minimal, or positive, effects on Vermont Yankee's Sponsors. First, except for the modifications to the Power Contracts discussed above, the provisions of the existing

Power Contracts will remain in full force and effect. Second, for those Sponsors who have elected to continue to receive energy from the Vermont Yankee Plant, the Vermont Yankee PPA only changes the manner in which Vermont Yankee obtains the power that it resells to the Sponsors. Those Sponsors will continue to receive their full entitlement from Vermont Yankee as per the amended Power Contracts. Other Sponsors have availed themselves of a buyout option allowing them to terminate the purchase of additional energy from the Vermont Yankee Plant. Those Sponsors will continue to pay Vermont Yankee for amortization of net plant investment or prepay this obligation. Third, Vermont Yankee's assignment of the Power Contracts to the SPE will have no effect on the Sponsors. In fact, as discussed in more detail below, the changes described above are expected to produce an overall positive effect in the form of savings for the Sponsors with a net present value totaling approximately $51 million dollars (on a total company basis).

V.   THE PROPOSED TRANSACTIONS ARE CONSISTENT WITH THE PUBLIC INTEREST

     The sale of Vermont Yankee's jurisdictional facilities is consistent with the public interest under FPA Section 203 because it will not adversely affect:
(1) competition in the relevant market; (2) wholesale rates; or (3) the ability of federal or state regulators to effectively regulate the Applicants.

     Section 203(a) of the FPA provides that

          No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of

          $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so. ... After notice and opportunity for hearing, if the Commission finds that the proposed disposition, consolidation, acquisition, or control will be consistent with the public interest, it shall approve the same.(6)

     The statute thus requires that the Commission find that a transfer of jurisdictional facilities is consistent with the public interest. The Commission satisfies the statute's requirement by examining each transaction to determine if it meets the Commission's public interest standard. In its Merger Policy Statement,(7) the Commission determined that it will examine the effect of a transaction on competition, rates, and regulation. If a transaction does not adversely impact these three factors, the Commission will find the transaction consistent with the public interest.(8)

     The Merger Policy Statement explicitly applies to only mergers.(9) Transmission facility transfers associated with generation divestitures may present lesser concerns than mergers because divestitures of generation facilities, such as the one proposed by Vermont Yankee, typically reduce or leave unchanged the concentration of ownership of

--------
(6)  16 U.S.C.ss.824b(a) (1994).

(7) See, Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs.P. 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,441 (1997), 79 FERCP. 61,321 (1997) ("Merger Policy
     Statement").

(8)  Id. at 30,111.

(9) Id. at 30,113 n. 8 ("While many types of transactions, including relatively minor ones, may require section 203 authorization, [the Merger Policy Statement] focuses on mergers.")

such assets, whereas mergers of vertically-integrated electric companies generally increase concentration of the ownership of such assets in the relevant market.(10) Nevertheless, in several recent orders addressing divestiture of generation assets and associated jurisdictional facilities, including transactions involving AmerGen Energy, the Commission applied the three-part criteria it developed in Order No. 592 to guide its review. See Niagara Mohawk Power Corp., et al., 89 FERCP. 61,124 (1999); Jersey Central Power & Light Co., et al., 87 FERCP. 61,014 (1999); New England Power Co., 82 FERCP. 61,179, 61,658-61,661 (1998); Boston Edison Co., 82 FERCP. 61,311, 62,235 (1998).

     Accordingly, the Applicants address in this Application each of the factors the Commission reviews under the Merger Policy Statement. As demonstrated below, the sale of facilities and assignment of Power Contract rights and obligations are consistent with the public interest under FPA Section 203 as determined by the Merger Policy Statement's criteria since these transfers will not adversely affect competition, rates, or regulation.

     A.   THE PROPOSED TRANSACTIONS WILL HAVE NO ADVERSE EFFECT ON COMPETITION

     The sale of the Vermont Yankee Plant to AmerGen Vermont will not adversely affect competition. In support of this conclusion, the Applicants submit the Frame Affidavit. Mr. Frame's affidavit demonstrates that the transfer of ownership of the Vermont Yankee Plant to AmerGen Vermont will have no competitive impact because AmerGen Vermont's shares of the market for generating capacity in the relevant

--------
(10) Id. at 30,111.

geographic markets, alone or in combination with its affiliates, AmerGen Energy and PECO Energy, will be extremely low.

     Further, the sale of Vermont Yankee's transmission facilities to VELCO will not adversely affect competition. The sale of Vermont Yankee's transmission facilities to VELCO will not present opportunities for the exercise of horizontal market power. The switchyard transmission facilities are considered Pool Transmission Facilities ("PTF") by ISO New England because these facilities are attached to PTF lines.(11) The usage of these facilities will not change as a result of the sale to VELCO. They will continue to be used primarily to deliver electricity from the Vermont Yankee Plant to the regional transmission grid. After the transfer, these facilities will be available for service under NEPOOL's open access transmission tariff and VELCO's open access transmission tariff. Accordingly, the transfer of the Vermont Yankee switchyard transmission facilities to VELCO will not have an adverse effect on competition.

     Additionally, the proposed transfer of the switchyard transmission facilities from Vermont Yankee to VELCO will enhance competition by promoting the Commission's policies articulated in Order No. 888.(12) By substantially separating the generation and transmission facilities of the Vermont Yankee Plant, the proposed transaction provides

--------

(11) ISO New England's catalog of PTF lines lists the high-voltage (345 kV) and lower voltage (115 kV) transmission facilities owned by VELCO that have a terminal at Vermont Yankee's Vernon Switchyard.

(12) Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, FERC Regulations Preambles P. 31,036 (1996), Order on Reh'g, Order No. 888-A, FERC Regulations Preambles P. 31,048, Order on Reh'g, Order No. 888-B, 81 FERCP. 61,248 (1997), Order on Reh'g, Order No. 888-C, 82 FERCP. 61,046
     (1998).

assurances beyond those required under Order No. 888 that transmission access over transmission systems of public utilities will be provided on a comparable and nondiscriminatory basis.

     Similarly, the assignment of Vermont Yankee's contract rights and obligations to the SPE will not adversely affect competition. The assignment is purely a financial transaction that does not affect the rates paid by any wholesale customer or the Commission's ongoing authority over the rates at which Vermont Yankee sells electricity at wholesale to the Sponsors.

     In sum, the proposed transactions present no substantial competitive concerns. In accordance with the Merger Policy Statement, no "Appendix A" analysis is necessary for the Commission to conclude that the proposed transactions are consistent, from the standpoint of competitive issues, with the public interest.

     B.   THE PROPOSED TRANSACTIONS WILL HAVE NO ADVERSE EFFECT ON WHOLESALE
          RATES

     The proposed transactions will not adversely affect wholesale rates. Indeed, Vermont Yankee believes that the arrangements associated with the sale of the Plant to AmerGen Vermont over the life of the Plant have the potential to reduce wholesale rates, even as they reduce the risks borne by Vermont Yankee's wholesale customers.

     As described in the Testimony of Bruce W. Wiggett (Exhibit No. ___ (BWW-101 et seq.)) submitted with this Application, aggregate charges to the Sponsors after the sale of the Plant will be less than they would have been had Vermont Yankee continued to own and operate the Plant, resulting in savings with a net present value totaling approximately $51 million (calculated on a total company basis) to the Sponsors.

Further, the proposed amendments to Vermont Yankee's Power Contracts will protect the Sponsors from adverse rate consequences as a result of the sale of the Vermont Yankee Plant. The principal changes affected by the Amendatory Agreements are:

     - the replacement of the Power Contracts' formula mechanism for the recovery of Vermont Yankee's costs of operating and maintaining the Plant to produce electricity with a set of fixed prices, reflecting the prices that Vermont Yankee will pay to AmerGen Vermont under the Vermont Yankee PPA; and

     - the replacement of the Power Contracts' provision for payment by the Sponsors of all costs associated with decommissioning the Plant, whatever they turn out to be, with payments necessary to retire a fixed debt -- the additional payment toward decommissioning that Vermont Yankee made as part of the sales agreement with AmerGen Vermont plus the net plant investment and certain refinancings.(13)

     For purposes of this Application, however, it is more significant that the Amendatory Agreements partially replace open-ended formula rate mechanisms with fixed rate provisions. They accordingly reduce the risks that rates to Vermont Yankee's wholesale customers could increase if the costs of operating and/or decommissioning the Plant should increase. The Amendatory Agreements thus represent partial "rate freeze" mechanisms that protect the interests of Vermont Yankee's wholesale customers.

     In addition, the Generation APA gives Vermont Yankee's Sponsors the option of terminating their obligation to purchase future power from Vermont Yankee. This option, which some Sponsors have elected and others may elect in the future, effectively

--------

(13) In other respects, the Sponsors obligations under the Power Contracts are largely unchanged. They continue to be obligated to compensate Vermont Yankee for its investment in the Plant, including the payment of interest costs and a return on invested equity, and to pay administrative costs. Because of the sale of the Plant, Vermont Yankee's recovery of its investment will be classified as amortization, rather than depreciation, but the amount and rate of recovery will be unchanged.

affords these Sponsors an "open season," which, in the context of Section 203 applications, the Commission has recognized as the most meaningful protection for existing customers.(14)

     The sale of Vermont Yankee's transmission facilities to VELCO also will have no adverse effect on wholesale rates. The Vermont Yankee switchyard transmission facilities are considered to be PTF facilities because these facilities are attached to PTF lines. As such, the switchyard transmission facilities that will be transferred to VELCO will be available to third parties on a cost-of-service basis under the regional NEPOOL transmission tariff and VELCO's transmission tariff. Until the end of the Transition Period under the NEPOOL Tariff, VELCO's costs associated with the transfer of Vermont Yankee's switchyard facilities will not be recovered in VELCO's rates. In 2007, pursuant to the NEPOOL Agreement, VELCO's costs associated with the Vermont Yankee switchyard will be rolled-into a single NEPOOL regional transmission rate. Thus there will be no immediate or future effect on VELCO's rates as a result of Vermont Yankee's transmission facilities to VELCO. Additionally, the authority of the Commission to regulate the rates at which those facilities are made available is unaffected by the transfer from one public utility (Vermont Yankee) to another (VELCO).

     Similarly, the assignment of contract rights and obligations from Vermont Yankee to the SPE is purely a financial transaction that does not affect the rates paid by any wholesale customer or the Commission's ongoing authority over the rates at which Vermont Yankee sells electricity at wholesale to the Sponsors.

--------

(14) Merger Policy Statement at 30,124.

     Nor will the sale of the Vermont Yankee Plant adversely impact wholesale rates to any Secondary Purchasers. In order to provide further protection against adverse wholesale rate consequences as a result of the transactions, the Sponsors have committed to cap their recovery of costs under certain long-term power contracts with municipal and cooperative utilities for the resale of power and energy from the Vermont Yankee Plant. Most of these contracts expire at the end of November 2002, and each entitles the purchaser to a portion of the power and energy produced by the Vermont Yankee Plant and requires it to bear the same percentage of the costs incurred by the Sponsors to obtain that power and energy. To protect the customers under those contracts against adverse rate consequences as a result of the sale, the Sponsors commit to cap the total amount charged to those customers during the remainder of the contract term, following the sale, at the average (applied to that remaining contract period) of the amounts charged to them during the six full calendar years preceding the anticipated closing (1994-1999), escalated to current year dollars at 3 percent per year.(15) In this way, these customers will have the assurance that they will not pay more for Vermont Yankee power after the sale than the average amounts they paid before the sale, adjusted for inflation.

     Below is an illustration of the rate cap mechanism for secondary power contracts involving the Vermont Yankee Plant.

              Total Vermont Yankee Historical Charges to Sponsors ($000)
              ----------------------------------------------------------
         Year                Total                   Escalated to 2000 @ 3%
         ----                -----                   --------- -- ---- - --

--------

(15) A six-year period was selected to ensure that the period included at least two years in which the Vermont Yankee Plant did not undergo a refueling outage. Costs during non-outage years tend to be lower than costs during outage years.

         1994              $162,757                           $194,392
         1995              $180,437                           $209,175
         1996              $181,715                           $204,522
         1997              $173,106                           $189,157
         1998              $195,249                           $207,140
         1999              $206,358(16)                       $212,549

Monthly Historical Average:                          $16,902,000

If closing takes place July 1, 2000,
there will be 29 months remaining in
the contract term, so total charges to each
customer will not exceed its proportionate
share of (29 x $16,902,000):(17)                       $490,154,000

     C. THE PROPOSED TRANSACTIONS WILL NOT IMPAIR THE EFFECTIVENESS OF FEDERAL OR STATE REGULATION

     The proposed transactions will not impair the ability of the Commission to regulate Vermont Yankee. Wholesale sales by Vermont Yankee to the Sponsors, by the Sponsors to the Secondary Purchasers, and by AmerGen Vermont to Vermont Yankee all will continue to be subject to Commission jurisdiction. Similarly, transmission services provided by VELCO will also continue to be subject to the Commission's jurisdiction.(18) Accordingly, there should be no concern over the Commission's ability to regulate effectively after the transactions are completed.

     The proposed transactions will not adversely affect state jurisdiction because the Applicants are seeking approval of the proposed transactions from the Vermont Public

--------

(16) Budgeted amount. Actual historical amount will be used.

(17) If closing is delayed the cap on charges will be reduced proportionally.

(18) See New England Power Company, 82 FERCP. 61,179 at 61,660 (1998) (describing this as the standard applied by the Commission to determine that the divestiture of jurisdictional assets did not adversely affect the Commission's ability to regulate transactions).

Service Board. In addition, filings will be made with other state commissions that require them. See Schedules 4.3(b) and 5.3(b) of the Generation APA for a listing of states requiring regulatory approval. These filings will provide information regarding the transaction and provide the affected states with an opportunity to evaluate any impact on state regulation associated with the transaction. Therefore, Applicants believe that the states will continue to have the same jurisdiction over the operations of Vermont Yankee and the Sponsors after the transfers as they had before, but, in any case, each affected state will have a full opportunity to address any impact on state regulation in connection with the filings. No further action or review by the Commission is therefore required.

VI.  REQUEST FOR EXPEDITION

     As noted above, the Applicants plan to close the sale by July 1, 2000 and thus, respectfully request Commission action on this Application as soon as practicable or on or before April 1, 2000. Several factors support prompt Commission action in this case. The sale of Vermont Yankee's transmission facilities, along with the proposed sale of the Plant to AmerGen Vermont will:
(1) reduce costs to the Sponsors over the life of the Plant since the aggregate costs of obtaining electricity from the Plant are projected to be less than if Vermont Yankee were to continue to operate the Plant; (2) have little if no effect on competition, rates, and regulation; and (3) cap substantial risks that Vermont Yankee, its Sponsors, and ultimately their customers would otherwise pay for decommissioning. Thus, the Commission should expeditiously grant approval of the proposed transaction so that all stakeholders, including the customers of Vermont

Yankee, can begin to enjoy its benefits. See Kansas Power & Light Co., 54 FERCP. 61,077 at 61,252 (1991).

VII. OTHER REQUIREMENTS

     Pursuant to Section 33.2 of the Commission's Regulations (18 C.F.R.ss. 33.2), the Applicants submit the following information:

     A.   NAMES AND ADDRESSES OF PRINCIPAL BUSINESS OFFICES

     The exact name and the address of the principal business offices of the companies involved are as follows:

     FOR VERMONT YANKEE:

          Vermont Yankee Nuclear Power Corporation
          185 Old Ferry Road
          Brattleboro, VT 05301-7002

     FOR VELCO:

          Vermont Electric Power Company
          Pinnacle Ridge Road
          RR1, Box 4077
          Rutland, VT 05701-9223

     FOR AMERGEN VERMONT:

          AmerGen Vermont, L.L.C.
          185 Old Ferry Road
          Brattleboro, VT 05301

     B. NAMES AND ADDRESSES OF THE PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS WITH RESPECT TO THE APPLICATION

     The names and addresses of the persons to whom all notices and communications with respect to this proceeding are to be sent are as follows:

     FOR VERMONT YANKEE NUCLEAR POWER
     CORPORATION:

          Kenneth G. Jaffe
          Richard P. Sparling
          Rebecca A. Blackmer
          Swidler Berlin Shereff Friedman, LLP
          3000 K Street, NW, Suite 300
          Washington, D.C. 20007-5116
          (202) 424-7500
          (202) 424-7643 (facsimile)
          kgjaffe@swidlaw.com
          rpsparling@swidlaw.com
          rablackmer@swidlaw.com

     FOR AMERGEN VERMONT, L.L.C.:

          Floyd L. Norton, IV
          Michael C. Griffen
          Morgan, Lewis & Bockius LLP
          1800 M Street, NW
          Washington, DC 20036-5869
          (202) 467-7000
          (202) 467-7176 (facsimile)
          nort7620@mlb.com
          grif7257@mlb.com

     FOR VERMONT ELECTRIC POWER COMPANY:

          Richard M. Lorenzo
          Aryeh B. Fishman
          Huber Lawrence & Abell
          1001 G Street, Suite 1225
          Washington, D.C.  20001
          (202) 737-3880
          (202) 737-6008 (facsimile)
          rlorenzo@huberlaw.com
          afishman@huberlaw.com


     C.   DESIGNATION OF TERRITORIES SERVED, BY COUNTIES AND STATES

     VELCO serves the following counties in the state of Vermont: Addison, Bennington, Caledonia, Chittenden, Franklin, Grand Isle, Orange, Orleans, Rutland, Washington, Windham, and Windsor. AmerGen Vermont does not have a designated service territory.

     D.   DESCRIPTION OF JURISDICTIONAL FACILITIES

     See Section 2.1 of the Generation APA and Section 1.1 of the Transmission APA.

     E.   DESCRIPTION OF TRANSACTION AND STATEMENT AS TO CONSIDERATION

     See Section IV, supra.

     F.   STATEMENT OF FACILITIES TO BE SOLD

         A complete description of the Vermont Yankee assets that will be transferred to AmerGen are described in Section 2.1 of the Generation APA. A complete description of the Vermont Yankee transmission assets that will be transferred to VELCO are described in Section 1.1 of the Transmission APA. The proposed disposition includes all the operating facilities of Vermont Yankee other than the right to certain office space and intellectual property for a specified period.

     G.   STATEMENT OF THE COST OF THE FACILITIES INVOLVED IN THE TRANSACTION

     See Exhibit C to this Application.

     H. STATEMENT AS TO THE EFFECT OF THE TRANSACTION UPON ANY CONTRACT FOR THE PURCHASE, SALE OR INTERCHANGE OF ELECTRIC ENERGY

     The transaction will have minimal effect upon any contract for the purchase, sale or interchange of electric energy. See Sections IV. and V.B., supra.

     I.   STATEMENT AS TO THE OTHER REQUIRED REGULATORY APPROVALS

     See Section V.C., supra.

     J. FACTS SHOWING THAT THE PROPOSED TRANSACTION WILL BE CONSISTENT WITH THE PUBLIC INTEREST

     See Section V., supra.

     K.   BRIEF STATEMENT OF FRANCHISES HELD

     Vermont Yankee, AmerGen Vermont and VELCO do not hold any franchises.

     L.   FORM OF NOTICE

     A form of notice concerning this Application suitable for publication in the Federal Register is included in the filing package accompanying this Application, together with an electronic version of the notice on a 3.5" diskette in Word Perfect for Windows format.

VIII. EXHIBITS

     Pursuant to Section 33.3 of the Commission's regulations (18 C.F.R. ss. 33.3), Applicants submit the following Exhibits, which are attached to and included with this Application. This Application substantially complies with all of the requirements of Part 33 of the Commission's regulations; the Applicants request waiver of any Exhibit requirements, as necessary.

     EXHIBIT A.     Copies of Resolutions of Directors
     EXHIBIT B.     Statement of Intercorporate Relationships
     EXHIBIT C.     Statements A and B, FERC Form No. 1
     EXHIBIT D.     Statement of All Known Contingent Liabilities
     EXHIBIT E.     Statement C, FERC Form No. 1
     EXHIBIT F.     Analysis of Retained Earnings
     EXHIBIT H.     Copies of All Redacted Contracts with Respect to the
                    Transaction

IX.  CONCLUSION

     For all the reasons stated herein, the Applicants hereby respectfully request that the Commission approve this Application expeditiously and without hearing, modification or condition.

                                 Respectfully submitted,


-------------------------------                  -------------------------------
Kenneth G. Jaffe                                 Richard M. Lorenzo
Richard P. Sparling                              Aryeh B. Fishman
Rebecca A. Blackmer                              Huber Lawrence & Abell
Swidler Berlin Shereff Friedman, LLP             1001 G Street, Suite 1s25
3000 K Street, NW, Suite 300                     Washington, D.C. 20001
Washington, D.C. 20007-5116                      (202) 737-3880
(202) 424-7500
                                                 Attorneys for
Attorneys for                                    Vermont Electric Power Company
Vermont Yankee Nuclear Power
Corporation




-------------------------------
Floyd L. Norton, IV
Michael C. Griffen
Morgan, Lewis & Bockius LLP
1800 M Street, NW
Washington, DC 20036-5869
(202) 467-7000

Paul R. Bonney
PECO Energy Company
2301 Market Street
P.O. Box 8699
Philadelphia, PA 19101
(215) 841-4252

Attorneys for
AmerGen Vermont, L.L.C.

Dated: January 6, 2000

                                    EXHIBIT A
       RESOLUTIONS OF THE BOARDS OF DIRECTORS AUTHORIZING THE TRANSACTION

                                    EXHIBIT B
                    STATEMENT OF INTERCORPORATE RELATIONSHIPS

     No FERC-jurisdictional public utility, bank, trust company, banking association, or firm that is authorized by law to underwrite or participate in the marketing of securities of a public utility, or any company supplying electric equipment to such a party, holds any of the outstanding common shares of Vermont Yankee Nuclear Power Corporation.

     Vermont Yankee Nuclear Power Corporation has no officers or directors in common with Vermont Electric Power Company, Inc. or AmerGen Vermont, L.L.C.

                                    EXHIBIT C
                       STATEMENTS A AND B, FERC FORM NO. 1

                                    EXHIBIT D
                 STATEMENT OF ALL KNOWN CONTINGENT LIABILITIES*

*FROM THE VERMONT YANKEE NUCLEAR POWER CORPORATION 1998 ANNUAL REPORT

(a) LOW-LEVEL WASTE

     In 1998, the U.S. Congress approved the tri-state compact between Vermont, Texas and Maine to site a facility in Texas for the disposal of low-level radioactive waste. Also in 1998, the proposed Texas low-level waste disposal site in Hudspeth County was rejected because of geological and socioeconomic concerns. Because of delays in the ratification and siting processes, the Company will not begin disposing its waste under the compact until the year 2000 at the earliest, assuming that facility licensing and site development proceed on schedule. The Company has stored some of its low-level radioactive waste on the Plant site since July 1, 1994 and has the capacity to store low- level waste
o site until the year 2002. Management anticipates that a Texas facility will open prior to that date or that other arrangements for disposal can be made. The accompanying financial statements include a $5.3 million cost estimate to dispose of waste currently stored on site. The actual cost of disposal could differ from management estimates if the Texas facility is not available as planned. Any difference in costs would likely be collected from or refunded to the Sponsors and would not have a material impact on the Company.

     Under the proposed compact, Vermont will pay Texas up to $27.5 million to site, license and construct the disposal facility. The Company has received approval from FERC to recover the cost of this compact from Sponsors over the remaining license life of the Plant, commencing with the first payment to Texas.

     The Company has recorded a non-current liability of $23.6 million to recognize the $27.5 million compact fund requirements less the remaining fund balance from the State of Vermont, and a corresponding deferred debit of $26.2 million which represents the total amount to be included in future billings to Sponsors under the Power Contracts. The deferred debit and deferred credit amounts have both decreased by $0.3 million from the amounts reflected in 1997 as a result of earnings on the State of Vermont fund balance.

(b) NUCLEAR FUEL

     The Company has several "requirements based" contracts for the four components (uranium, conversion, enrichment and fabrication) used to produce nuclear fuel. These contracts are executed only if the need or requirement for fuel arises. Under these contracts, any disruption of operating activity would allow the Company to cancel or postpone deliveries until actually required. The contracts extend through various time periods and contain clauses to allow the Company the option to extend the agreements.

Negotiation of new contracts and renegotiation of existing contracts routinely occurs, often focusing on one of the four components at a time. The price of the 1998 reload was approximately $22 million. Future reload costs will depend on market and contract prices.

     On January 20, 1997, the Company entered into an agreement with a former uranium supplier whereby the supplier could opt to terminate a production purchase agreement dated August 4, 1978. although there had been no transactions under the production purchase agreement for several years, the Company maintained certain financial rights. In consideration for the option to terminate the production purchase agreement and the subsequent exercise of the option, the Company received $0.6 million in 1997 which was recorded as an offset to nuclear fuel expense. The potential future payments to be received over a ten year period, range from $0.0 million. No payments were received in 1998 under this agreement. Due to the uncertainty of this transaction, the potential benefits will be recorded on a cash basis.

(c) INSURANCE

     The Price-Anderson Act currently sets the statutory limit of liability from a single incident at a nuclear power plant to $9.8 billion. Any damages beyond $9.8 billion are indemnified under the Price Andersen Act, but subject to Congressional approval. The first $200 million of liability coverage is the maximum provided by private insurance. The Secondary Financial Protection program is a retrospective insurance plan providing additional coverage up to $9.6 billion per incident by assessing each of the 109 reactor units that are currently subject to the Program in the United States a total of $88.1 million, limited to a maximum assessment of $10 million per incident per nuclear unit in any one year. The maximum assessment is adjusted at least every five years to reflect inflationary changes.

     The above insurance now covers all workers employed at nuclear facilities for bodily injury claims. The Company had previously purchased a Master Worker insurance policy with limits of $200 million with one automatic reinstatement of policy limits to cover workers employed on or after January 1, 1988. Vermont Yankee no longer participates in this retrospectively based worker policy and has replaced this policy with the guaranteed cost coverage mentioned above. The Company does however retain a potential obligation for retrospective adjustments due to past operations of several smaller facilities that did not join the new program. These exposures will cease to exist no later than December 31, 2007. Vermont Yankee's maximum retrospective obligation remains at $3.1 million. The Secondary Financial Protection layer, as referenced above, would be in excess of the Master Worker policy.

     Insurance has been purchased from Nuclear Electric Insurance Limited ("NEIL") to cover the costs of property damage, decontamination or resulting from a nuclear incident. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available. The maximum potential assessment against the Company with respect to NEIL losses arising during the current policy year is $11.6 million. The Company's liability for the retrospective premium adjustment for any policy year ceases six years after the end of that policy year unless prior demand has been made.

(d) INDUSTRY RESTRUCTURING AND OTHER REGULATORY DEVELOPMENTS

     The electric utility industry is in a period of potential transition which may result in a shift away from cost of service and return on equity based rates to market based rates. Most states in which the Company's Sponsors operate, including Vermont, are exploring or, in some cases, have implemented plans to bring greater competition, customer choice, and market influence to the industry while retaining the benefits associated with the current regulatory system.

     The Company cannot predict what effect these restructuring plans will have on the Company or its Sponsors. It is possible, however, that these restructuring orders or other regulatory actions could have a material adverse effect on the Sponsors, which could, in turn, have a material adverse effect on the Company.

(e) YEAR 20000 ISSUE (UNAUDITED)

     Various software applications and embedded systems are used throughout the Company's business that will be affected by so-called "Year 2000 issues." These issues may prevent an application or system from correctly processing dates up to the Year 2000 and beyond. A failure to correct any critical Year 2000 processing problem prior to January 1, 2000 could have material adverse operational and financial consequences if the affected systems either cease to function or produce erroneous data. At this time, the major risks associated with the inability of systems and software to process year 2000 data correctly are a system failure or miscalculation causing disruption of operations, including among other things, an inability to operate the Company's generating plant. Such failures could materially and aversely affect results of operations, financial position and cash flow.

     The Company has established a project team to address Year 2000 issues. The team is focused on elements that are integral to the project: business continuity, project management and risk management. In addition, to these internal efforts, the Company is working with various industry groups to coordinate industry Year 2000 efforts.

     The Company's approach to identify and address non-compliant software applications and embedded systems consists of the following stages: inventory, analysis, remediation and testing. The first stage is to inventory all applications and systems. The analysis stage involves assessing whether software applications ane embedded systems are Year 2000 compliant. The remediation stage involves modifying or upgrading applications and systems to make them Year 2000 ready. The testing stage determines whether the remediated applications and systems are Year 2000 ready. As of December 31, 1998, the Company has completed the Year 2000 inventory and estimates completion percentages for the analysis, remediation, and testing stages of 95%, 29% and 7%, respectively. Estimated completion dates for the analysis, remediation, and testing stages are April 1999, September 1999 and October 1999, respectively. The Company expects to complete the development of contingency plans in accordance with industry guidance by June 1999. The contingency plans will allow the plant operating staff to mitigate any year 2000 induced events that might occur. These events may be from internal or external sources.

     The Company's Year 2000 project focuses on facets of the business that are required to deliver safe, reliable power production. The project encompasses the computer systems that support core business functions such as finance, procurement, supply, and personnel as well as the components of reactor and systems operation. Certain financial systems have been and are to be replaced with new software that is Year 2000 compliant.

     The Company's current schedule is subject to change, depending on developments that may arise through unforeseen business circumstances and through the remediation and testing phases of our compliance effort. The Company also depends upon third parties, including suppliers, government agencies and financial institutions, to reliably deliver their products and services. Additional initiatives have been initiated to assess the degree to which third parties, with whom the Company has business relationships, are addressing Year 2000 issues. These initiatives include analysis of the Year 2000 warranties in certain new contracts and licenses. Protocols are being established for assuring that software and embedded systems remain Year 2000 compliant on a continuing basis. Contingency planning is addressing mechanisms for preventing or mitigating interruption caused by suppliers.

     The Company's contingency plans will address the reasonably likely scenarios that could occur in the event that various Year 2000 issues are not resolved in a timely manner. The most likely worst case scenario is a loss of the power grid, which would cause a shutdown of the generating plant. This could result in the possible loss of production for several days, but does not represent a significant financial risk because of the power contracts. Restart would be pursued as soon as the power grid was determined to be stable which would most likely be within a few hours, since the most probable cause would be a loss of load on the grid. Current best information does not reveal any significant risk of plant transients from internal components or controls. However, the project's ongoing contingency planning will cover all reasonable possibilities with the intention of minimizing the effect on both safety and performance due to any Year 2000 related incident.

     The cost of the project and the dates on which the Company plans to complete year 2000 modifications are based on management's best estimates, which were derived utilizing assumptions of future events, including the continued availability of certain resources, third parties' Year 2000 readiness and other factors. The present budget for all aspects of the remaining effort, including remediation work, is $1 million. Current best estimates indicate that the project should finish on or under budget.

     Based on the current schedule for completion of Year 2000 tasks, the Company believes that its ongoing planning is adequate to secure Year 2000 readiness of critical systems. Nevertheless, achieving Year 2000 readiness is subject to various risks and uncertainties, many of which are described above. The Company is not able to predict all the factors that could cause actual results to differ materially from current expectations as to Year 2000 readiness. However, if the Company, or a third party with whom the Company has significant business relationships, fails to achieve Year 2000 readiness with respect to critical systems, there could be an adverse effect on the Company.

                                    EXHIBIT E
                          STATEMENT C, FERC FORM NO. 1

                                  See Exhibit C

                                    EXHIBIT F
                          ANALYSIS OF RETAINED EARNINGS

                                  See Exhibit C

                                    EXHIBIT H
               CONTRACTS WITH RESPECT TO THE PROPOSED TRANSACTION

                                See Volume 3 of 4

                                                                     EXHIBIT D-7

                            UNITED STATES OF AMERICA

                                   BEFORE THE
                          NUCLEAR REGULATORY COMMISSION


IN THE MATTER OF                             )
                                             )
VERMONT YANKEE NUCLEAR POWER CORPORATION     )
                                             )
         AND                                 )
                                             )        DOCKET NO. 50-271
AMERGEN VERMONT, LLC                         )
                                             )
(VERMONT YANKEE NUCLEAR POWER STATION)       )



                      APPLICATION FOR ORDER AND CONFORMING
             ADMINISTRATIVE LICENSE AMENDMENTS FOR LICENSE TRANSFER
                   (NRC FACILITY OPERATING LICENSE NO. DPR-28)

                      APPLICATION FOR ORDER AND CONFORMING
             ADMINISTRATIVE LICENSE AMENDMENTS FOR LICENSE TRANSFER
                   (NRC FACILITY OPERATING LICENSE NO. DPR-28)


                                TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----

I.       INTRODUCTION..........................................................................................1

II.      STATEMENT OF PURPOSE OF THE TRANSFER AND NATURE OF THE
         TRANSACTION MAKING THE TRANSFER NECESSARY OR DESIRABLE................................................3

III.     GENERAL CORPORATE INFORMATION REGARDING AMERGEN
         VERMONT...............................................................................................5
         A.       NAME OF PROPOSED NEW LICENSEE................................................................5
         B.       ADDRESS......................................................................................5
         C.       DESCRIPTION OF BUSINESS OR OCCUPATION........................................................5
         D.       ORGANIZATION AND MANAGEMENT..................................................................7
                  1.       STATE OF ESTABLISHMENT AND PLACE OF BUSINESS........................................7
                  2.       MANAGEMENT..........................................................................8
                  3.       PRINCIPAL EXECUTIVES AND OFFICERS...................................................9

IV.      FOREIGN PARTICIPATION IN AMERGEN VERMONT.............................................................14

V.       TECHNICAL QUALIFICATIONS OF AMERGEN VERMONT..........................................................16

VI.      FINANCIAL QUALIFICATIONS OF AMERGEN VERMONT..........................................................20
         A.       PROJECTED OPERATING REVENUES AND OPERATING COSTS ...........................................20
         B.       ADDITIONAL SOURCES OF FUNDS.................................................................22
         C.       DECOMMISSIONING FUNDING.....................................................................24

VII.     ANTITRUST CONSIDERATIONS.............................................................................27

VIII.    RESTRICTED DATA AND CLASSIFIED NATIONAL SECURITY
         INFORMATION..........................................................................................27

IX.      ENVIRONMENTAL CONSIDERATIONS.........................................................................28

X.       ADDITIONAL INFORMATION REGARDING SPECIFIC REGULATORY
         REQUIREMENTS, PLANS, PROGRAMS & PROCEDURES...........................................................28
         A.       OFF-SITE POWER..............................................................................28
         B.       EMERGENCY PLANNING..........................................................................30
         C.       EXCLUSION AREA..............................................................................31
         D.       SECURITY....................................................................................32
         E.       QUALITY ASSURANCE (QA) PROGRAM..............................................................33
         F.       FINAL SAFETY ANALYSIS REPORT................................................................34
         G.       TRAINING....................................................................................34
         H.       PRICE-ANDERSON INDEMNITY AND NUCLEAR INSURANCE..............................................34
         I.       STANDARD CONTRACT FOR DISPOSAL OF SPENT NUCLEAR FUEL........................................35

XI.      OTHER REQUIRED REGULATORY APPROVALS..................................................................35

XII.     EFFECTIVE DATE.......................................................................................36

XIII.    CONCLUSION...........................................................................................37

                               LIST OF ENCLOSURES

Enclosure 1    Marked-up Pages of Vermont Yankee Nuclear Power Station License
               and Technical Specifications Reflecting Conforming Administrative
               License Amendments Associated With Proposed Transfer of Facility to AmerGen Vermont

Enclosure 2    Safety Assessment and Determination of No Significant Hazards
               Consideration Associated With Proposed Transfer of Vermont Yankee
               Nuclear Power Station to AmerGen Vermont

Enclosure 3    Assignment Agreement

Enclosure 4    AmerGen Vermont, LLC Agreement

Enclosure 5    AmerGen Vermont, LLC Articles of Organization

Enclosure 6    Organization Chart Showing Post-Acquisition Management and
               Support Structure for Vermont Yankee

Enclosure 7    Asset Purchase Agreement By and Between Vermont Yankee Nuclear
               Power Corporation, as Seller, and AmerGen Energy Company, LLC, as
               Buyer, Dated as of November 17, 1999 (Non-Proprietary Version)

Enclosure 8    Performance Guarantee of AmerGen Vermont Financial Obligations by
               AmerGen

Enclosure 9    Projected Income Statement and Opening Balance Sheet of AmerGen
               Vermont's Anticipated Assets, Liabilities and Capital Structure
               (Non-Proprietary Version)

Enclosure 10   Power Purchase Agreement Dated as of November 17, 1999

Enclosure 11   Form of AmerGen Vermont Nuclear Decommissioning Master Trust Fund
               Agreement

Enclosure 12   Projection of Earnings Credit on Decommissioning Funds Using 2%
               Annual Real Rate of Return

Enclosure 13   Calculation of NRC Formula Amount for Decommissioning Funding
               Assurance for Vermont Yankee (10 CFR ss. 50.75(c))

Enclosure 14   10 CFRss.2.790 Affidavit of Gerald R. Rainey

                                   REFERENCES

The following documents are incorporated by reference into this Application:

Reference 1    AmerGen Energy Company, LLC's Certificate of Formation and the
               AmerGen Energy Company, LLC Agreement (previously provided as
               Exhibit 1 to Appendix A of AmerGen and GPUN's application for approval of the TMI-1 license transfer, dated December 3, 1998, in Docket No. 50-289 (TMI-1 Application))

Reference 2    1995, 1996 & 1997 Annual Reports for PECO Energy; 1996 Prospectus
               for British Energy plc; 1996/97 & 1997/98 Annual Reports of
               British Energy plc (previously provided as Exhibit 2 to Appendix
               A of the TMI-1 Application)

Reference 3    1998 Annual Report of PECO Energy and 1998/1999 Annual Report of
               British Energy plc (previously provided as Enclosure 4 to AmerGen and Illinois Power's application for approval of the CPS license transfer, dated July 23, 1999, in Docket No. 50-461 (CPS
               Application)).

Reference 4    Letter Agreements for PECO Energy and British Energy plc to
               Provide Funding to AmerGen, dated December 3, 1998 and November
               5, 1998, respectively (previously provided as Exhibit 8 to
               Appendix A of the TMI-1 Application)

Reference 5    Supplemental Agreements of PECO Energy and British Energy to
               Provide Funding to AmerGen, dated July 22, 1999 (previously provided as Enclosures 8 and 9 to the CPS Application)

                                    ADDENDUM

The following proprietary enclosures are bound separately in an Addendum to the application:

Enclosure 7A   Asset Purchase Agreement By and Between Vermont Yankee Nuclear
               Power Corporation, as Seller, and AmerGen Energy Company, LLC, as
               Buyer, Dated as of November 17, 1999 (Proprietary Version)

Enclosure 9A   Projected Income Statement and Opening Balance Sheet of AmerGen
               Vermont's Anticipated Assets, Liabilities and Capital Structure
               (Proprietary Version)

I.   INTRODUCTION

     AmerGen Vermont, LLC (AmerGen Vermont) and Vermont Yankee Nuclear Power Corporation (VYNPC), hereby request that the Nuclear Regulatory Commission (NRC) issue an order consenting to the transfer of Facility Operating License No. DPR-28 for the Vermont Yankee Nuclear Power Station (Vermont Yankee) to AmerGen Vermont. AmerGen Vermont and VYNPC request that the NRC consent to this transfer and authorize AmerGen Vermont to possess, use, and operate Vermont Yankee under essentially the same conditions and authorizations included in the existing license. No physical changes will be made to Vermont Yankee as a result of this transfer, and there will be no significant change in the day-to-day operations of the facility. AmerGen Vermont and VYNPC also request NRC approval of certain conforming administrative amendments to the Vermont Yankee license to reflect the proposed transfer. A mark-up of the Vermont Yankee license showing the conforming amendments is provided in Enclosure 1. Consistent with the generic finding of no significant hazards consideration in 10 CFR ss. 2.1315(a), a Safety Assessment of the conforming amendments to assure that they do no more than reflect the proposed transfer is provided in Enclosure 2.

     Vermont Yankee is an approximately 540 MWe(1) nuclear power plant consisting of a General Electric (GE) Boiling Water Reactor (BWR), GE steam turbines, and other associated equipment located in Vernon, Vermont. NRC Facility Operating License No. DPR-28 for

--------

(1) Vermont Yankee is licensed to a maximum power level of 1,593 megawatts thermal (MWt).

1-WA/1230266.5
                                       1

Vermont Yankee was issued on March 21, 1972, and will expire on March 21, 2012. VYNPC is the sole owner and operator of Vermont Yankee.

     VYNPC is an electric utility company owned by other electric utilities in New England. VYNPC was originally formed to own and operate Vermont Yankee by nine electric utility owners (Sponsors). Subsequently, four Vermont municipal utilities acquired 5.8% of the stock of VYNPC. The output of Vermont Yankee is sold directly to the Sponsors pursuant to the terms of wholesale power sales contracts approved by the Federal Energy Regulatory Commission (FERC). The nine Sponsors and four Vermont municipal utilities, and their respective percentage ownership interests in VYNPC, and corresponding entitlement to the output of Vermont Yankee, are as follows:

     Sponsor/Municipal Utility                                    Percentage
     -------------------------                                    ----------

     Central Vermont Public Service Corporation                       31.3
     New England Power Company                                        20.0
     Green Mountain Power Corporation                                 17.9
     Connecticut Light & Power Company                                 9.5
     Central Maine Power Company                                       4.0
     Public Service Company of New Hampshire                           4.0
     Burlington Electric Department                                    3.6
     Montaup Electric Company                                          2.5
     Cambridge Electric Light Company                                  2.5
     Western Massachusetts Electric Company                            2.5
     Vermont Electric G&T Cooperative, Inc.                            1.0
     Village of Lyndonville Electric Department                        0.6
     Washington Electric Cooperative                                   0.6

     AmerGen Vermont is a Vermont limited liability company formed by AmerGen Energy Company, LLC (AmerGen) to own and operate Vermont Yankee. AmerGen Vermont is a wholly owned subsidiary of AmerGen. AmerGen is a limited liability company formed by PECO Energy Company (PECO Energy), British Energy plc (British Energy), and British

Energy, Inc. (BE Inc.) to acquire and operate nuclear power plants in the United States. AmerGen is owned 50% each by PECO Energy and BE Inc.

II. STATEMENT OF PURPOSE OF THE TRANSFER AND NATURE OF THE TRANSACTION MAKING THE TRANSFER NECESSARY OR DESIRABLE

     In connection with the ongoing restructuring of the electric utility industry throughout the United States, and in New England in particular, VYNPC decided that it would be in the best interests of VYNPC, VYNPC's employees, and its shareholders to sell Vermont Yankee to AmerGen. Under the Vermont Yankee Asset Purchase Agreement (Vermont Yankee Agreement), executed by AmerGen and VYNPC as of November 17, 1999, VYNPC agreed to transfer its interests in Vermont Yankee to AmerGen. In addition, under a Power Purchase Agreement, also executed as of November 17, 1999, VYNPC agreed to buy 61.5% of the capacity and energy of Vermont Yankee for resale to certain Sponsors. As permitted by the terms of these agreements, AmerGen will assign its rights to the acquisition of Vermont Yankee and in the Power Purchase Agreement to AmerGen Vermont. The Assignment Agreement between AmerGen and AmerGen Vermont will be provided to the NRC as Enclosure 3 to this Application, as soon as this agreement is executed. In accordance with the Vermont Yankee Agreement, the closing of the transaction will take place on the Closing Date, as defined therein, once all conditions precedent are satisfied and all required regulatory approvals are obtained. On and after the Closing Date, the following events will occur:

     (a) AmerGen Vermont will assume all rights, title, and interest in and to Vermont Yankee, including all buildings, equipment, spare parts, fixtures, inventory, documents, records, assignable contracts, fresh and spent nuclear fuel, other licensed materials at the site, and other property necessary for the operation and maintenance of Vermont Yankee, and assume all responsibility for the operation, maintenance, and eventual decommissioning of Vermont Yankee;

     (b) Substantially all of VYNPC's employees located at the Vermont Yankee site involved in the operation and maintenance of the plant will assume similar roles and responsibilities for AmerGen Vermont and continue to perform these functions at Vermont Yankee;

     (c) AmerGen Vermont will be interconnected with the Vermont transmission system owned and operated by Vermont Electric Power Company, Inc. (VELCO), and will contract for any necessary transmission service and back-up power to the site consistent with NRC requirements;

     (d) VYNPC will purchase 61.5% of the capacity and energy from Vermont Yankee under the Power Purchase Agreement from the Closing Date through March 21, 2012, when the current NRC operating license is due to expire; and

     (e) VYNPC will have made or will make additional cash deposits to the Vermont Yankee decommissioning funds, and AmerGen Vermont anticipates that the fair market value of these funds after the transfer will not be less than $280 million.

III. GENERAL CORPORATE INFORMATION REGARDING AMERGEN VERMONT

     A.   NAME OF PROPOSED NEW LICENSEE

     The proposed new licensee is AmerGen Vermont, LLC.

     B.   ADDRESS

     AmerGen Vermont's headquarters will be located at 185 Old Ferry Road, Brattleboro, Vermont 05301.

     C.   DESCRIPTION OF BUSINESS OR OCCUPATION

          1.   AMERGEN VERMONT

     AmerGen Vermont is a wholly owned subsidiary of AmerGen organized under the laws of Vermont to own and operate Vermont Yankee. Copies of the Limited Liability Company Agreement of AmerGen Vermont (AmerGen Vermont, LLC Agreement) and the Articles of Organization of AmerGen Vermont are provided as Enclosures 4 and 5 to this Application.

          2.   AMERGEN

     AmerGen is a limited liability company formed to acquire and operate nuclear power plants in the United States. The NRC recently consented to the transfer of ownership and operating responsibility for Three Mile Island, Unit 1 (TMI-1), and the Clinton Power Station

(CPS) to AmerGen, and AmerGen is now the owner and licensed operator of both TMI-1 and CPS. See GPU Nuclear, Inc., (Three Mile Island, Unit No. 1), Order Approving Transfer of License and Conforming Amendment, 64 Fed. Reg. 19202 (April 19, 1999) (hereinafter TMI-1 Order); Illinois Power Co., (Clinton Power Station), Ordering Approving Transfer of license and Conforming Amendments, 64 Fed. Reg. 67598 (December 2, 1999) (hereinafter CPS Order). AmerGen's principal offices are located in Wayne, Pennsylvania.

     AmerGen is organized under the laws of the State of Delaware pursuant to the Limited Liability Company Agreement of AmerGen dated as of August 18, 1997, as amended (AmerGen, LLC Agreement), among PECO Energy Company (PECO Energy), a Pennsylvania corporation, British Energy plc (British Energy), a Scottish corporation, and British Energy Inc. (BE Inc.), a Delaware corporation which is a wholly owned subsidiary of British Energy. British Energy is a party to the AmerGen, LLC Agreement, but only PECO Energy and BE Inc. are members of AmerGen; each holds a 50% ownership interest in AmerGen. Copies of the Certificate of Formation of AmerGen and the AmerGen LLC Agreement, as amended, have previously been provided to NRC and are incorporated herein as Reference 1.

     Both PECO Energy and British Energy have more than twenty years of nuclear operating experience. PECO Energy is the licensed operator of four nuclear reactors at the Limerick and Peach Bottom nuclear generating stations and is a member of the Institute of Nuclear Power Operations (INPO). PECO Energy also owns 100% of the Limerick units, 42.49% of the Peach Bottom units,(2) and 42.59% of the two Salem nuclear units. British

--------

(2) On December 21, 1999, PECO Energy requested NRC consent to the transfer to PECO Energy of additional ownership interests in the Peach Bottom Units
                                                                  (continued...)

Energy is the owner and operator of fifteen nuclear reactors at eight nuclear operating sites in the United Kingdom and participates in the World Association of Nuclear Operators (WANO). Copies of the 1995, 1996, 1997, and 1998 Annual Reports of PECO Energy; 1996 Prospectus for British Energy; and 1996/97, 1997/98, and 1998/99 Annual Reports of British Energy have previously been provided to NRC and are incorporated herein as References 2 and 3. PECO Energy is a publicly owned company trading under the ticker symbol "PE." British Energy has recently announced that its American Depository Receipts will be traded in the United States under the ticker symbol "BGY."

     D.   ORGANIZATION AND MANAGEMENT

          1.   STATE OF ESTABLISHMENT AND PLACE OF BUSINESS

               a.   AMERGEN VERMONT

     AmerGen Vermont is a limited liability company organized in the State of Vermont and a wholly owned subsidiary of AmerGen. AmerGen Vermont's principal place of business will be in the State of Vermont.

               b.   AMERGEN

     AmerGen is a limited liability company established in the State of Delaware. AmerGen's principal place of business is in the Commonwealth of Pennsylvania.


------------

(2)(...continued)
     which would increase its share to 50% of each. See Application for NRC Approval of License Transfers and Conforming Administrative License Amendments (NRC Facility Operating License Nos. DPR-44 & DPR-56).

          2.   MANAGEMENT

               a.   AMERGEN VERMONT

     The business and affairs of AmerGen Vermont are managed by or under the direction of a Management Committee, consisting of four Representatives, of whom two will be U.S. citizens appointed by the PECO Group (i.e., PECO Energy), and two will be appointed by the BE Group (i.e., BE Inc.). The AmerGen Vermont Management Committee will serve at the discretion of AmerGen. The names, addresses and citizenship of the Representatives on the AmerGen Vermont Management Committee are as follows:

---------------------------------------------------------------------------------------
      NAME                                ADDRESS                         CITIZENSHIP
---------------------------------------------------------------------------------------
Gerald R. Rainey                   965 Chesterbrook Blvd,                     U.S.
                                   Wayne, PA 19087
---------------------------------------------------------------------------------------
Drew B. Fetters                    185 Old Ferry Road,                        U.S.
                                   Brattleboro, VT 05301
---------------------------------------------------------------------------------------
Dr. Robin Jeffrey, Feng            Suite 1000                                 U.K.
                                   69 Yonge Street
                                   Toronto, Ontario M5E 1K3
                                   Canada
---------------------------------------------------------------------------------------
Duncan Hawthorne                   965 Chesterbrook Blvd,                     U.K.
                                   Wayne, PA 19087
---------------------------------------------------------------------------------------

               b.   AMERGEN

     The business and affairs of AmerGen also are similarly managed by or under the direction of a Management Committee. The AmerGen Management Committee currently consists of six Representatives, half of whom are appointed and serve at the discretion of the PECO Energy Member Group of AmerGen, and half of whom are appointed and serve at the discretion of the BE Inc. Member Group of AmerGen. The names, addresses and citizenship of the Representatives of the AmerGen Management Committee are as follows:

-------------------------------------------------------------------------------------------------------------------
                                NAME                               ADDRESS                            CITIZENSHIP
-------------------------------------------------------------------------------------------------------------------
PECO Energy                Michael J. Egan                   2301 Market Street                          U.S.
Member Group of                                              Philadelphia, PA 19101
AmerGen
-------------------------------------------------------------------------------------------------------------------
                           Gerald R. Rainey                  965 Chesterbrook Blvd,                      U.S.
                                                             Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
                           Charles P. Lewis                  965 Chesterbrook Blvd,                      U.S.
                                                             Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
BE Inc. Member             Dr. Robin Jeffrey, FEng           Suite 1000                                  U.K.
Group of                                                     69 Yonge Street
AmerGen                                                      Toronto, Ontario M5E 1K3
                                                             Canada
-------------------------------------------------------------------------------------------------------------------
                           Duncan Hawthorne                  965 Chesterbrook Blvd,                      U.K.
                                                             Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
                           David Gilchrist                   Suite 1000                                  U.K.
                                                             69 Yonge Street
                                                             Toronto, Ontario M5E 1K3
                                                             Canada
-------------------------------------------------------------------------------------------------------------------

In addition to the six voting Representatives, Dickinson M. Smith, serves as Vice Chairman and is a non-voting Representative on the AmerGen Management Committee.

          3.   PRINCIPAL EXECUTIVES AND OFFICERS

               a.   AMERGEN VERMONT

     The Chairman of the AmerGen Vermont Management Committee, Gerald R. Rainey, is a U.S. citizen appointed by, and may only be removed by, the PECO Energy Member Group of AmerGen. Mr. Rainey chairs the meetings of the AmerGen Vermont Management Committee and has the "casting" or deciding vote on "all Safety issues," which are defined in the

Definitions Section of the AmerGen Vermont, LLC Agreement and which include all issues within the jurisdiction of the NRC, i.e., all matters involving nuclear safety and common defense and security.

     The AmerGen Vermont Chief Executive Officer (CEO), Gerald R. Rainey, is the senior executive responsible for AmerGen Vermont's day-to-day operations. The CEO is authorized to employ and retain other officers, subject to the approval of the AmerGen Vermont Management Committee. Mr. Rainey also serves as AmerGen Vermont's Chief Nuclear Officer (CNO). The CEO and CNO, if someone other than the CEO, will always be U.S. citizens. The names, titles, addresses, and citizenship of the principal executives and officers of AmerGen Vermont are as follows:

-------------------------------------------------------------------------------------------------------------------
      NAME                        TITLE                             ADDRESS                           CITIZENSHIP
-------------------------------------------------------------------------------------------------------------------
Gerald R. Rainey             Chairman,                        2301 Market Street                          U.S.
                             AmerGen Vermont                  Philadelphia, PA  19101
                             Management
                             Committee, CEO, CNO
-------------------------------------------------------------------------------------------------------------------
Dr. Robin Jeffrey,           President                        Suite 1000                                  U.K.
FEng                                                          69 Yonge Street
                                                              Toronto, Ontario M5E 1K3
                                                              Canada
-------------------------------------------------------------------------------------------------------------------
Drew B. Fetters              Vice President                   185 Old Ferry Road,                         U.S.
                                                              Brattleboro, VT  05301
-------------------------------------------------------------------------------------------------------------------
Duncan Hawthorne             Vice President                   965 Chesterbrook Blvd,                      U.K.
                                                              Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
Charles P. Lewis             Vice President                   965 Chesterbrook Blvd,                      U.S.
                                                              Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
Edward J. Cullen,            Secretary                        2301 Market Street                          U.S.
Jr.                                                           Philadelphia, PA  19101
-------------------------------------------------------------------------------------------------------------------
Todd D. Cutler               Assistant Secretary              2301 Market Street                          U.S.
                                                              Philadelphia, PA  19101
-------------------------------------------------------------------------------------------------------------------
J. Barry Mitchell            Treasurer                        2301 Market Street                          U.S.
                                                              Philadelphia, PA 19101
-------------------------------------------------------------------------------------------------------------------

     The AmerGen Vermont Vice President, Vermont Yankee, will be in charge of nuclear operations at the Vermont Yankee site and report to the AmerGen Vermont CNO. AmerGen's Vice Chairman, Dickinson M. Smith will also advise the AmerGen Vermont CNO regarding safety matters.

               b.   AMERGEN

     The Chairman of the AmerGen Management Committee is Michael J. Egan, a U.S. citizen who is appointed by, and may only be removed by, the PECO Energy Member Group of AmerGen. Mr. Egan also chairs the meetings of the AmerGen Management Committee and has the "casting" or deciding vote on "all Safety issues," which are broadly defined in Section 1.7 of the AmerGen, LLC Agreement and which include all issues within the jurisdiction of the NRC.

     The AmerGen CEO, Gerald R. Rainey, is a U.S. citizen who is elected by the AmerGen Management Committee, and is the senior executive responsible for AmerGen's day-to-day operations. The CEO is authorized to employ and retain other officers, subject to the approval of the AmerGen Management Committee. Mr. Rainey also serves as AmerGen's CNO. The CEO and CNO, if someone other than the CEO, will always be U.S. citizens. The names, titles, addresses, and citizenship of the principal executives and officers of the AmerGen are as follows:

-------------------------------------------------------------------------------------------------------------------
     NAME                            TITLE                          ADDRESS                           CITIZENSHIP
-------------------------------------------------------------------------------------------------------------------
Michael J. Egan                   Chairman, AmerGen           2301 Market Street                          U.S.
                                  Management                  Philadelphia, PA  19101
                                  Committee
-------------------------------------------------------------------------------------------------------------------
Dickinson M. Smith                Vice Chairman,              965 Chesterbrook Blvd.                      U.S.
                                  AmerGen                     Wayne, PA  19087
                                  Management
                                  Committee
-------------------------------------------------------------------------------------------------------------------
Gerald R. Rainey                  CEO, CNO                    965 Chesterbrook Blvd.                      U.S.
                                                              Wayne, PA 19087
-------------------------------------------------------------------------------------------------------------------
Dr. Robin Jeffrey, FEng           President                   Suite 1000                                  U.K.
                                                              69 Yonge Street
                                                              Toronto, Ontario M5E 1K3
                                                              Canada
-------------------------------------------------------------------------------------------------------------------
John B. Cotton                    Vice President              Three Mile Island Unit 1                    U.S.
                                                              Route 441 South
                                                              P. O. Box 480
                                                              Middletown, PA  17057
-------------------------------------------------------------------------------------------------------------------
Michael Coyle                     Vice President              P.O. Box 678                                U.S.
                                                              Clinton, IL 61727
-------------------------------------------------------------------------------------------------------------------
Drew B. Fetters                   Vice President              185 Old Ferry Road,                         U.S.
                                                              Brattleboro, VT  05301
-------------------------------------------------------------------------------------------------------------------
Paul E. Haviland                  Vice President              2301 Market Street                          U.S.
                                                              Philadelphia, PA 19101
-------------------------------------------------------------------------------------------------------------------
Duncan Hawthorne                  Vice President              965 Chesterbrook Blvd,                      U.K.
                                                              Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
Charles P. Lewis                  Vice President              965 Chesterbrook Blvd,                      U.S.
                                                              Wayne, PA  19087
-------------------------------------------------------------------------------------------------------------------
Edward J. Cullen, Jr.             Secretary                   2301 Market Street                          U.S.
                                                              Philadelphia, PA  19101
-------------------------------------------------------------------------------------------------------------------
Todd D. Cutler                    Assistant Secretary         2301 Market Street                          U.S.
                                                              Philadelphia, PA 19101
-------------------------------------------------------------------------------------------------------------------
J. Barry Mitchell                 Treasurer                   2301 Market Street                          U.S.
                                                              Philadelphia, PA 19101
-------------------------------------------------------------------------------------------------------------------

IV.  FOREIGN PARTICIPATION IN AMERGEN VERMONT

     AmerGen Vermont is a wholly owned subsidiary of AmerGen. The NRC recently concluded that the transfer of a nuclear power plant license to AmerGen is consistent with the restrictions on foreign ownership and control in the Atomic Energy Act of 1954, as amended (the Act). See TMI-1 Order; Safety Evaluation by the Office of Nuclear Reactor Regulation, Transfer of Facility Operating License from GPUN, Inc., et al., to AmerGen, (Three Mile Island, Unit No. 1), Docket No. 50-289 (April 12, 1999) (hereinafter TMI-1 Safety Evaluation); CPS Order; Safety Evaluation by the Office of Nuclear Reactor Regulation, Proposed Transfer of Clinton Power Station Operating License from Illinois Power Co. To AmerGen Energy Co., LLC, Docket No. 50-461 (November 24, 1999) (hereinafter CPS Safety Evaluation). The TMI-1 and CPS Safety Evaluations took into account the nature and extent of foreign participation in AmerGen and concluded that AmerGen is not subject to foreign ownership, control, or domination within the meaning of the Act or NRC's regulations, and that the transfer of the TMI-1 and CPS licenses to AmerGen would not be inimical to the common defense and security. There has been no material change in the nature and extent of the level of foreign participation in AmerGen. In addition, in all respects material to the issue of foreign participation, the AmerGen Vermont, LLC Agreement is identical to the AmerGen, LLC Agreement.

     In approving the transfer of the TMI-1 and CPS operating licenses to AmerGen, the NRC Staff imposed four license conditions to ensure that AmerGen is not subject to foreign ownership, control, or domination. AmerGen Vermont and AmerGen agree to accept similar license conditions in connection with the proposed transfer of the Vermont Yankee license to

AmerGen Vermont. The four license conditions for the TMI-1 transfer, as modified to apply to the proposed transfer of the Vermont Yankee license, would be as follows:

     1. The AmerGen Vermont, LLC Agreement may not be modified in any material respect concerning decision-making authority over "safety issues" as defined therein without the prior written consent of the Director, Office of Nuclear Reactor Regulation (NRR). (See Section 11.2 of the AmerGen Vermont, LLC Agreement.)

     2. At least half of the members of the AmerGen Vermont Management Committee shall be U.S. citizens appointed by the PECO Group. (See
          Section 6.1(a) of the AmerGen Vermont, LLC Agreement.)

     3. The CEO, CNO (if someone other than the CEO), and Chairman of the Management Committee of AmerGen Vermont shall be U.S. Citizens. These individuals shall have the responsibility and exclusive authority to ensure, and shall ensure, that the business and activities of AmerGen Vermont with respect to the Vermont Yankee license are at all times conducted in a manner consistent with the protection of the public health and safety and common defense and security of the United States. (See Section 6.1(e) and (f) of the AmerGen Vermont, LLC Agreement.)

     4. AmerGen Vermont shall cause to be transmitted to the Director, Office of Nuclear Reactor Regulation, within 30 days of filing with the U.S. Securities and Exchange Commission, any Schedules 13D or 13G filed pursuant to the

          Securities and Exchange Act of 1934 that disclose beneficial ownership of any registered class of stock of PECO Energy or any affiliate, successor, or assignee of PECO Energy to which PECO Energy's ownership interest in AmerGen may be subsequently assigned with the prior written consent of the NRC.

V.   TECHNICAL QUALIFICATIONS OF AMERGEN VERMONT

     The technical qualifications of AmerGen Vermont to carry out its responsibilities under Facility Operating License DPR-28, as transferred and amended, will meet or exceed the existing technical qualifications of the current licensee. Most of the Management Committee members and principal executives and officers of AmerGen Vermont currently serve as Management Committee members and officers of AmerGen. The NRC Staff has already determined that "AmerGen has an acceptable corporate-level management" for the operation of one or more commercial nuclear power plants. TMI-1 Safety Evaluation, at 21; CPS Safety Evaluation, at 19.

     When the proposed transfer of the Vermont Yankee license and amendments becomes effective, AmerGen Vermont will acquire ownership of Vermont Yankee and assume responsibility for, and control over, the operation and maintenance of the facility. The existing VYNPC nuclear organization at the Vermont Yankee site will be transferred to AmerGen Vermont, and substantially all of VYNPC's nuclear employees at the Vermont Yankee site involved in the operation and maintenance of the plant will assume similar roles and responsibilities for AmerGen Vermont as of that date. The unions which currently represent employees at the Vermont Yankee site will continue to be recognized. Personnel assigned to

Vermont Yankee will be employees of AmerGen Vermont or AmerGen but, in either case, will report to, and be responsible to the management of AmerGen Vermont and the AmerGen Vermont Management Committee. The overriding philosophy that will govern AmerGen Vermont's management of the plant will be to assure that AmerGen Vermont continues to manage, operate, and maintain Vermont Yankee in accordance with the conditions and requirements established by the NRC.

     The plant staff, including senior managers, will be substantially unchanged. However, as is common for the management and staff at operating nuclear power plants, individuals routinely transfer to other positions within the same company, retire, resign, or transfer to positions at other sites. Thus, it is to be expected that additional experienced personnel may join the site organization during the period leading up to and after the license transfer. Any such personnel will meet all existing qualification requirements in accordance with the Vermont Yankee license and technical specifications. If AmerGen Vermont identifies any senior management position that is to be filled with a new individual from outside the existing Vermont Yankee organization contemporaneously with the license transfer, AmerGen Vermont will inform the NRC promptly of any such change and provide the NRC with a resume for any such individual in advance of the effective date of any such change.

     Enclosure 6 consists of an organizational chart for Vermont Yankee illustrating the post-transfer management structure and reporting relationships. As indicated, the reporting relationships among the principal AmerGen Vermont executive officers and managers, who will be involved in the management of Vermont Yankee, are as follows:


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


- AmerGen Vermont's CEO and CNO will report to the AmerGen Vermont Management Committee, and will have executive responsibility for the safe, reliable, and economic operation and maintenance of Vermont Yankee;

- The AmerGen Vermont Vice President, Vermont Yankee, will report to the AmerGen Vermont CNO and have direct, on-site responsibility for the safe, reliable, and economic operation and maintenance of Vermont Yankee; and

- The Chairman, Nuclear Safety Audit and Review Committee (NSARC) will report to the AmerGen Vermont CNO and will be responsible for providing an independent review and audit function for Vermont Yankee.

     The existing VYNPC technical support organizations for the plant, which are not currently assigned to the Vermont Yankee site, will either continue to perform these functions on behalf of AmerGen Vermont or transfer their functions to AmerGen or contractors who will meet existing FSAR technical support requirements for these functions. This will ensure that the functions, responsibilities and reporting relationships of these organizations, especially as they relate to activities important to the safe operation of Vermont Yankee, will continue to be clear and unambiguous and that the performance of these organizations will be essentially unaffected by the transfer. Most engineering support for Vermont Yankee is currently provided by a dedicated engineering organization that will continue as an integral part of the Vermont Yankee site organization.

     As detailed in Section 2.1 of the Vermont Yankee Agreement, and pursuant to AmerGen's assignment of its rights to the acquisition of Vermont Yankee under that Agreement to AmerGen Vermont, VYNPC will transfer to AmerGen Vermont all of the assets related to Vermont Yankee that AmerGen Vermont will need to maintain and operate the unit consistent with NRC requirements. (A copy of the Vermont Yankee Agreement, excluding its voluminous Exhibits and Schedules, is provided as Enclosure 7A. Copies of the Exhibits and Schedules will be made available upon request. AmerGen Vermont requests that Enclosure 7A be withheld from public disclosure pursuant to 10 CFR ss. 9.17(a)(4) and the policy reflected in 10 CFR ss. 2.790, since it contains confidential commercial or financial information, as described in the 10 CFR ss. 2.790 Affidavit of Gerald R. Rainey (2.790 Affidavit) provided as Enclosure 14. A redacted version of the Vermont Yankee Agreement, suitable for public disclosure, is provided as Enclosure 7.) Section
2.1 provides an extensive listing of assets, in addition to plant and equipment that will be transferred, such as books; operating records; operating, safety and maintenance manuals; engineering design plans; documents; blueprints and as-built plans; specifications; procedures and similar items. With respect to the many operating records and other documents described in Section 2.1(g) of the Vermont Yankee Agreement, the Agreement specifically notes that all such materials will be transferred "wherever located." (Certain assets related to Vermont Yankee are specifically excluded from being transferred pursuant to
Section 2.2 of the agreement, e.g., certain switchyard and substation facilities, etc.).

     As a practical matter, the official copies of records which the NRC requires a licensee to maintain are already located and maintained at the Vermont Yankee site. Nevertheless,

AmerGen Vermont will also ensure that it acquires custody or control of any important documents that may currently be located at VYNPC's Brattleboro, Vermont, offices or other off-site locations. Further, any necessary contracts with the Architect Engineer, Nuclear Steam Supply System (NSSS) supplier, and other major vendors, will be assigned to AmerGen Vermont, as allowed by the contracts, or appropriate other contracts will be obtained by AmerGen Vermont on a timely basis. Other contracts and contractor relationships relating to Vermont Yankee will also be assigned or transferred to AmerGen Vermont. See Sections 2.1 and 4.15 of the Vermont Yankee Agreement.

VI.  FINANCIAL QUALIFICATIONS OF AMERGEN VERMONT

     AmerGen Vermont is a wholly owned subsidiary of AmerGen. AmerGen has guaranteed the performance of all of AmerGen Vermont's financial obligations. A copy of this Performance Guarantee is provided as Enclosure 8. AmerGen's performance under this guarantee is assured by the financial backing of British Energy and PECO Energy, and further supported by letter agreements providing AmerGen with up to $110 million, if called upon. See Reference 4 & 5.

     Notwithstanding AmerGen Vermont's qualification as an "electric utility" within the meaning of 10 CFR ss. 50.2, AmerGen Vermont meets the financial qualification requirements for a non-electric utility pursuant to 10 CFR ss.
50.33. AmerGen Vermont is financially qualified to own and operate Vermont Yankee for the reasons set forth below.

     A.   PROJECTED OPERATING REVENUES AND OPERATING COSTS

     AmerGen Vermont possesses, or has reasonable assurance of obtaining, the funds necessary to cover estimated operating costs for the period of the license in accordance with 10 CFR ss. 50.33(f)(2) and the Standard Review Plan on Power Reactor Licensee Financial Qualifications and Decommissioning Funding Assurance (NUREG-1577, Rev. 1) (hereinafter, SRP). AmerGen Vermont has prepared a five-year Projected Income Statement for the operation of Vermont Yankee. In accordance with the SRP, this Projected Income Statement provides the estimated total annual operating costs for Vermont Yankee and indicates that the source of funds to cover these operating costs will be operating revenues. A copy of the Projected Income Statement is included as Enclosure 9A. (AmerGen Vermont requests that Enclosure 9A be withheld from public disclosure pursuant to 10 CFR ss. 9.17(a)(4) and the policy reflected in 10 CFR ss. 2.790, since it contains confidential commercial or financial information, as described in the 2.790 Affidavit. A redacted version of this statement suitable for public disclosure is provided as Enclosure 9.)

     The Projected Income Statement shows that the anticipated revenues from sales of capacity and energy from Vermont Yankee provide reasonable assurance of an adequate source of funds to meet Vermont Yankee's ongoing operating expenses. From the anticipated Closing Date through the end of the current operating license, a substantial portion of AmerGen Vermont's income will come from sales of capacity, energy and other ancillary services to VYNPC under the Power Purchase Agreement. The Power Purchase Agreement is provided as Enclosure 10. Additional revenues will be generated from other sales of the remaining power and energy.

     Moreover, as discussed below, AmerGen Vermont's obligations will be guaranteed by AmerGen which anticipates that PECO Energy and British Energy will make funds available to it as necessary to fulfill its obligations under this guarantee. In addition, PECO Energy and British Energy have made financial commitments to AmerGen to provide funds to cover operating expenses as necessary to safely operate and maintain Vermont Yankee during any periods in which revenues from Vermont Yankee (and other nuclear power plants which AmerGen owns and operates) might not cover operating expenses. These PECO Energy and British Energy commitments provide funds to cover operating expenses, as necessary, to maintain safe operations at any of AmerGen's operating plants.

     B.   ADDITIONAL SOURCES OF FUNDS

     AmerGen Vermont is providing a projected opening balance sheet showing its anticipated assets, liabilities and capital structure as of the Closing Date. This projection is contained in Enclosure 9A. (As noted previously, AmerGen Vermont requests that Enclosure 9A be withheld from public disclosure pursuant to 10 CFR ss. 9.17(a)(4) and the policy reflected in 10 CFR ss. 2.790, since it contains confidential commercial or financial information, as described in the
2.790 Affidavit. A redacted version of this projection suitable for public disclosure is provided as Enclosure 9.) AmerGen Vermont expects that on the Closing Date, it will have capital sufficient to make the payments required at closing. AmerGen Vermont's revenues from the sale of electricity from Vermont Yankee and its access to funds from AmerGen, which has revenues from other plants and access to funds from PECO Energy and British Energy, will provide AmerGen Vermont with working capital on an ongoing basis.

     Significantly, AmerGen has guaranteed the performance of AmerGen Vermont and PECO Energy and British Energy have entered into certain additional financial arrangements which provide further assurance that AmerGen will have sufficient funds available to meet its operating expenses. PECO Energy and British Energy have each entered into letter agreements dated December 3, 1998 and July 22, 1999 (PECO Energy), and November 5, 1998 and July 22, 1999 (British Energy) with AmerGen in which they committed, subject to the terms of their respective agreements, to provide their share of funds to AmerGen to assure that AmerGen will have sufficient funds available to meet operating expenses for its nuclear power plants. Copies of these letter agreements (Funding Agreements) were previously provided to the NRC and are incorporated herein by reference. See References 4 and 5.

     Under the terms of the Funding Agreements, AmerGen has the right to obtain funding of up to $110 million in the unlikely event that PECO Energy and British Energy do not otherwise provide adequate funding to AmerGen. In connection with its applications for NRC consent to the transfers of CPS and Nine Mile Point Units 1 and 2, AmerGen has previously described these financial commitments and its anticipation that funding will be provided without resort to the terms of the Funding Agreements. AmerGen's prior representations regarding these matters are incorporated herein by reference and may be relied upon as applicable to Vermont Yankee in connection with NRC's review of this application.

     In this regard, AmerGen has agreed that it will take no action to cause PECO Energy or British Energy--or any affiliates, successors, or assigns of PECO Energy or British Energy approved by the NRC--to void, cancel, or diminish the financial commitments to AmerGen. Neither will AmerGen cause PECO Energy or British Energy--or any affiliates, successors, or assigns of PECO Energy or British Energy approved by the NRC--to fail to perform or impair their performance under the commitments, or remove or interfere with AmerGen's ability to draw upon the commitments. Further, AmerGen shall inform the Director, Office of Nuclear Reactor Regulation, in writing, at such time that it draws upon the commitments for any of its nuclear power plants.

     The commitments of PECO Energy and British Energy to AmerGen, and AmerGen's related commitments to AmerGen Vermont provide reasonable assurance that AmerGen Vermont will have funds sufficient to pay the fixed costs of an outage at Vermont Yankee lasting six months, as suggested in the guidance provided in the Standard Review Plan.(3) Moreover, AmerGen Vermont's Projected Income Statement and Opening Balance Sheet showing its anticipated assets, liabilities, and capital structure as of the Closing Date, provide further assurance that AmerGen Vermont is financially qualified to own and operate Vermont Yankee.

     C.   DECOMMISSIONING FUNDING

     AmerGen Vermont's financial qualifications to own and operate Vermont Yankee are further demonstrated by the fact that the AmerGen has made arrangements to satisfy 10 CFR ss. 50.75(e)(1) to ensure that the Vermont Yankee decommissioning trust funds will be adequate to pay for the radiological decontamination and decommissioning of the plant, when earnings on the funds are credited at a two percent annual real rate of return from the time of the collection of the funds through the projected decommissioning period. Specifically, under the

--------

(3) Based upon the conservative operating cost projections for the years 2000-2004, the average fixed operating cost for a six-month period for Vermont Yankee is approximately $56 million.

Vermont Yankee Agreement, VYNPC will make cash deposits to the Vermont Yankee decommissioning funds, and AmerGen Vermont will assure that the Fair Market Value of the funds is not less than $280 million after the trust funds are transferred.

     Following the Closing Date, AmerGen Vermont will hold the funds in an external fund segregated from AmerGen Vermont's assets and outside its administrative control. Mellon Bank, N.A. will be the trustee and will manage investment of the funds in accordance with applicable requirements. As such, the funds will be held in accordance with the requirements of 10 CFR ss. 50.75(e)(1)(i).

     AmerGen Vermont's Nuclear Decommissioning Master Trust Fund Agreement will be in a form which is acceptable to the NRC and will provide, in addition to any other clauses, that: (a) investments in the securities of AmerGen Vermont, AmerGen, PECO Energy, British Energy, their affiliates, subsidiaries or associates, or their successors and assigns will be prohibited; (b) investments in any entity owning one or more nuclear power plants shall be prohibited except for investments tied to market indices or other non-nuclear sector material funds; and (c) the Director, Office of Nuclear Reactor Regulation, shall be given 30 days prior written notice of any material amendment to the trust Agreement. A copy of the form of AmerGen Vermont's Nuclear Decommissioning Master Trust Fund Agreement is provided as Enclosure 11.

     As demonstrated in Enclosure 12, the projected value of the funds for NRC decommissioning funding purposes, based on a $280 million fund at closing, would exceed $358 million after taking credit for a two percent annual real rate of return until the end of the projected decommissioning period. This exceeds the current NRC formula amount for the basic radiological decommissioning of Vermont Yankee, which is approximately $328 million, as calculated by AmerGen Vermont pursuant to 10 CFR ss. 50.75(c), NRC Regulatory Guide 1.159, and NUREG-1307, Rev. 8. A work sheet showing the calculation is provided in Enclosure 13. Thus, the projected value of funds for NRC decommissioning funding purposes of $358 million, when earnings are credited, exceeds the NRC minimum amount required for decommissioning funding assurance.

     AmerGen Vermont believes that the provision of a minimum of $280 million satisfies the requirements set forth in 10 CFR ss. 50.75(e)(1). As the NRC recently confirmed in several recent license transfer proceedings, a transferee is only required to demonstrate that it has sufficient funds to cover the radiological decommissioning cost estimate calculated using the NRC formula in 10 CFR ss. 50.75(c). See TMI-1 Safety Evaluation, at 8. See also In re North Atlantic Energy Service Corp. (Seabrook Station, Unit 1), CLI-99-06, 49 NRC 201 (March 5, 1999) (the NRC formula amount, utilizing NUREG-1307, Rev. 8, is sufficient to provide decommissioning funding assurance in license transfer cases); Boston Edison Co. (Pilgrim Nuclear Power Station, Unit No. 1), Order Approving Transfer of Licenses and Conforming Amendments, 64 Fed. Reg. 24426 (May 6, 1999).

     If at any time, the NRC minimum decommissioning funding requirements are not met by the Fair Market Value of the pre-paid funds in the Master Nuclear Decommissioning Trust with earnings credited at an annual 2% real rate of return, AmerGen Vermont will make additional contributions to the trust funds or will provide an alternative form of decommissioning funding assurance sufficient to meet NRC's requirements under the regulations. In light of AmerGen Vermont's projected revenues, AmerGen Vermont's contractual arrangements in both the Vermont Yankee Agreement and Power Purchase Agreement, the commitments provided by PECO Energy and British Energy to provide funding to AmerGen, AmerGen's own projected revenues, and AmerGen's financial commitment to AmerGen Vermont, there is reasonable assurance that AmerGen Vermont will be able to meet such requirements.

VII. ANTITRUST CONSIDERATIONS

     In accordance with the Commission's recent decision in Kansas Gas and Electric Company (Wolf Creek Generating Station, Unit 1), CLI-99-19, 49 NRC 441 (June 18, 1999), antitrust reviews of post-operating license transfer applications are not required under the Act. For this reason, the NRC need not consider any antitrust issues in connection with this application.

VIII. RESTRICTED DATA AND CLASSIFIED NATIONAL SECURITY INFORMATION

     This application does not contain any Restricted Data or classified National Security Information, and it is not expected that any such information will become involved in the licensed activities. However, in the event that such information does become involved, AmerGen Vermont will: (1) appropriately safeguard such information, and (2) not permit any individual to have access to such information unless and until (a) the Office of Personnel Management has investigated the character associations and loyalty of any such individual, (b) the Office of Personnel Management has reported to the NRC on the result of such an


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



investigation, and (c) the NRC has determined that permitting such person to have access to such information will not endanger the common defense and security of the United States.

IX.  ENVIRONMENTAL CONSIDERATIONS

     The Vermont Yankee license transfer application and accompanying administrative amendments are exempt from environmental review, because they fall within the categorical exclusion appearing at 10 CFR ss. 51.22(c)(21) for which neither an Environmental Assessment nor an Environmental Impact Statement is required. Moreover, the proposed license transfer does not involve any amendment to the license or other change that would directly affect the actual operation of Vermont Yankee in any substantive way. The proposed transfer and amendments to the license do not involve an increase in the amounts, or a change in the types, of any radiological or non-radiological effluents that may be allowed to be released off-site. Further, there is no increase in the individual or cumulative occupational radiation exposure, and the proposed transfer and license changes have no environmental impact.

X. ADDITIONAL INFORMATION REGARDING SPECIFIC REGULATORY REQUIREMENTS, PLANS, PROGRAMS & PROCEDURES

     A.   OFF-SITE POWER

     Vermont Yankee obtains off-site power from Green Mountain Power Corporation ("Green Mountain"), the franchised public utility that provides retail service in the area of the Vermont Yankee site. Off-site power is transmitted to Vermont Yankee over transmission facilities owned by the Vermont Electric Power Company, Inc. ("VELCO"), the company that owns and operates the high-voltage transmission system in the state of Vermont. Vermont Yankee is interconnected with the VELCO transmission system and uses that system both to export power generated at Vermont Yankee and to receive off-site power from Green Mountain.

     Vermont Yankee also is interconnected via a 13.2 kV line with New England Power Company ("NEPCo"). The Vermont Yankee 13.2 kV line is designed to provide emergency backup power to Vermont Yankee in the event its main interconnection with VELCO is inoperable. Vermont Yankee is interconnected with NEPCo at an electric substation owned by NEPCo located at the Vernon Hydro Station (the "Vernon Substation"), a hydroelectric generating station located on the Connecticut River owned by USGen New England. Vermont Yankee's interconnection with NEPCo at the Vernon Substation gives Vermont Yankee access to off-site power generated by the Vernon Hydro Station and also system power available from the NEPCo electric system.

     Functionally, the interconnection with the Vermont Yankee site will not change as a result of the proposed license transfer. AmerGen has entered into an Interconnection Agreement with VELCO pursuant to which VELCO will continue to provide the Vermont Yankee site with interconnection services. AmerGen will assign its rights and obligations under the Interconnection Agreement to AmerGen Vermont, and AmerGen Vermont will assume those rights and obligations. AmerGen Vermont will also enter into an Interconnection Agreement with NEPCo pursuant to which NEPCo will continue to provide the Vermont Yankee site with limited interconnection services at its substation. The interconnection agreements will enable AmerGen Vermont to continue to have access to the New England regional transmission system subject to the control of Independent System Operator (ISO) New England, the independent transmission system operator for the New England transmission system. Green Mountain will continue to provide off-site power to the Vermont Yankee site, and USGen will continue to make backup off-site power available to the Vermont Yankee site.

     B.   EMERGENCY PLANNING

     Upon transfer of the license to AmerGen Vermont, AmerGen Vermont will assume authority and responsibility for functions necessary to fulfill the emergency planning requirements specified in 10 CFR ss. 50.47(b) and Part 50, Appendix E. Any changes made to the existing Vermont Yankee emergency plan developed and implemented by the current licensee will be made in accordance with 10 CFR ss. 50.54(q). AmerGen Vermont anticipates that no changes will be made that will result in a decrease in the effectiveness of the plans, and that the plans will continue to meet the standards of 10 CFR ss. 50.47(b) and the requirements of Appendix E of Part 50. Any specific emergency plan changes will be submitted to the NRC within 30 days after the changes are made, pursuant to 10 CFR ss. 50.54(q) and Appendix E, Section V. If AmerGen Vermont identifies any proposed changes that would decrease the effectiveness of the approved emergency plans, application to the Commission will be made and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a decrease in effectiveness will be made in accordance with VYNPC's currently approved plans, programs and procedures. AmerGen Vermont anticipates that no material changes will be made to the existing on-site emergency organization.

     The current off-site emergency facilities and equipment, including the Emergency Operations Facility (EOF) and radiation monitoring equipment, will be transferred to AmerGen Vermont. Ownership of off-site emergency sirens will also be transferred to AmerGen Vermont, and any existing easements for the siren locations will be assigned to AmerGen Vermont.

     Existing agreements for support from organizations and agencies not affiliated with the current licensee will be assigned to AmerGen Vermont. VYNPC and AmerGen Vermont plan to notify the parties to such agreements in advance of the transfer of the Vermont Yankee license to AmerGen Vermont and advise those parties of AmerGen Vermont's responsibility for management and operation of the plant. In sum, the proposed license transfer will not impact compliance with the emergency planning requirements.

     C.   EXCLUSION AREA

     Upon the transfer of the license to AmerGen Vermont, AmerGen Vermont will have authority to determine and control all activities within the Vermont Yankee Exclusion Area, as defined in Section 5.1 of the Technical Specifications to the Vermont Yankee license, to the extent required by 10 CFR Part 100. The current licensee has the authority to determine and control all activities in the Exclusion Area, including exclusion of personnel and property from the area, and it will transfer such authority to AmerGen Vermont.

     Under the Vermont Yankee Agreement, VYNPC will transfer most of the property within the Exclusion Area to AmerGen Vermont, but AmerGen Vermont will not acquire certain switchyard and transmission facilities, which are located within the Exclusion Area. However, prior to the transfer of the Vermont Yankee license, those assets will be transferred to VELCO under easements that will assure AmerGen Vermont's authority to determine and control all activities in the Exclusion Area, including exclusion of personnel and property from the area, to the extent necessary to comply with applicable NRC requirements. To the extent permitted by NRC requirements, AmerGen Vermont will, of course, exercise this control in such a fashion whereby access to the switching station and transmission facilities for proper operation and maintenance of the electric systems on the Vermont Yankee site will not be unduly restricted.

     With respect to the activities unrelated to plant operation that occur in the Exclusion Area identified in Section 5.1 of the Technical Specifications, there will be no change. AmerGen Vermont will assume responsibility for the Emergency Plan as discussed above.

     D.   SECURITY

     Upon transfer of the license to AmerGen Vermont, AmerGen Vermont will assume authority and responsibility for the functions necessary to fulfill the security planning requirements specified in 10 CFR Part 73. Any changes made to the existing NRC-approved physical security, guard training and qualification, and safeguards contingency plans developed and implemented by the current licensee will be made in accordance with 10 CFR ss. 50.54(p). AmerGen Vermont anticipates that no changes will be made that will result in a decrease in the effectiveness of the plans, and that the plans will continue to meet the standards of 10 CFR Part 73, Appendix C. Any specific security plan changes will be submitted to the NRC within two months after the changes are made, pursuant to 10 CFR ss. 50.54(p)(2). If AmerGen Vermont identifies any proposed changes that would decrease the effectiveness of the approved security plans, application to the Commission will be made, and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a decrease in effectiveness will be made in accordance with VYNPC's currently approved plans, programs and procedures.

     AmerGen Vermont anticipates that no material changes will be made to the existing on-site security organization. Existing agreements for support from organizations and agencies not affiliated with VYNPC will be assigned to AmerGen Vermont. VYNPC and AmerGen Vermont plan to notify the parties to such agreements in advance of the transfer of the Vermont Yankee license to AmerGen Vermont, and advise those parties of AmerGen Vermont's responsibility for management and operation of Vermont Yankee. In sum, the proposed license transfer will not impact compliance with physical security requirements.

     E.   QUALITY ASSURANCE (QA) PROGRAM

     Upon transfer of the license to AmerGen Vermont, AmerGen Vermont will assume authority and responsibility for the functions necessary to fulfill the QA requirements of 10 CFR Part 50, Appendix B. Any changes made to the existing Vermont Yankee QA Plan, developed and implemented by the current licensee, will be made in accordance with 10 CFR ss. 50.54(a). AmerGen Vermont anticipates that no changes will be made that will result in a reduction in the commitments in the QA Plan description previously accepted by the NRC. If AmerGen Vermont identifies any changes to the QA Plan that would result in a reduction in commitments, application will be made to the Commission, and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a reduction in commitment will be made in accordance with VYNPC's currently approved plans, programs, and procedures. AmerGen Vermont anticipates that no material changes will be made to the existing site QA organization.

     F.   FINAL SAFETY ANALYSIS REPORT

     With the exception of areas discussed in this application, the proposed license transfer and conforming administrative amendments will not change or invalidate information presently appearing in the Vermont Yankee FSAR, and any licensing basis commitments will remain in effect. Changes necessary to accommodate the proposed transfer and conforming administrative license amendments will be incorporated into the FSAR, in accordance with 10 CFR ss. 50.71(e), following NRC approval of this request for consent to license transfer.

     G.   TRAINING

     Training facilities and staff currently working at these facilities will be transferred to AmerGen Vermont. The proposed license transfer and conforming administrative amendments will not impact compliance with the operator re-qualification program requirements of 10 CFR ss. 50.54 and related sections, nor maintenance of the INPO accreditation for licensed and non-licensed training. Upon transfer of the license, AmerGen Vermont will assume ultimate responsibility for implementation of present training programs. Changes to the programs to reflect the transfer will not decrease the scope of the approved operator re-qualification program without the specific authorization of the NRC in accordance with 10 CFR ss. 50.54(i).

     H.   PRICE-ANDERSON INDEMNITY AND NUCLEAR INSURANCE

     In accordance with 10 CFR ss. 140.92, Art. IV.2, AmerGen Vermont and VYNPC request NRC approval of the assignment and transfer of the Price-Anderson indemnity Agreement for Vermont Yankee to AmerGen Vermont upon consent to the proposed license transfer and removal of VYNPC and its Sponsors from the related bond. AmerGen Vermont's Projected Income Statement, and the financial arrangements with AmerGen, PECO Energy and British Energy provide adequate assurance that AmerGen Vermont will be able to pay a retrospective premium of $10 million pursuant to 10 CFR ss. 140.21(e)-(f). Prior to the license transfer, AmerGen Vermont will obtain all required nuclear property damage insurance pursuant to 10 CFR ss. 50.54(w) and nuclear energy liability insurance pursuant to Section 170 of the Act and 10 CFR Part 140.

     I.   STANDARD CONTRACT FOR DISPOSAL OF SPENT NUCLEAR FUEL

     On and after the Closing Date, AmerGen Vermont will assume title to and responsibility for storage and disposal of spent nuclear fuel at Vermont Yankee. VYNPC will assign, and AmerGen Vermont will assume, VYNPC's rights and obligations under the Standard Contract with the Department of Energy, except that VYNPC will be liable for any fees that may be imposed for electricity generated and sold prior to the Closing Date.

XI.  OTHER REQUIRED REGULATORY APPROVALS

     The proposed sale of Vermont Yankee to AmerGen Vermont is subject to the approval of the Securities and Exchange Commission (SEC), FERC, the Vermont Public Service Board, and various other State PUCs/PSCs and regulatory agencies. The parties will request FERC approval for the sale of jurisdictional assets pursuant to Section 203 of the Federal Power Act

(FPA), acceptance of the Performance Guarantee under Section 204 of the FPA, and acceptance of the Power Purchase Agreement under Section 205 of the FPA. VELCO and NEPCo will file the interconnection agreements with FERC under Section 205 of the FPA. AmerGen Vermont will file an application for FERC authorization under Section 205 of the FPA to sell wholesale electric generating capacity and energy at market-based rates. AmerGen Vermont will also file an application with FERC for a determination that AmerGen Vermont will be an Exempt Wholesale Generator (EWG) under Section 32 of the Public Utility Holding Company Act of 1935, as amended, in connection with its ownership and operation of Vermont Yankee. The necessary certifications relating to this EWG status will need to be obtained from various State PSCs/PUCs and other regulatory agencies that must approve the conversion of Vermont Yankee to an "eligible facility."

     The parties will also file any notifications with the Federal Trade Commission and the Department of Justice that are required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), and applicable rules and regulations. Any additional information required will be supplied with a goal towards the termination or expiration of the HSR Act waiting period at the earliest possible date after the date of filing.

XII. EFFECTIVE DATE

     The parties intend to close on the sale of Vermont Yankee promptly, and as soon as practicable following receipt of all required regulatory approvals. Accordingly, AmerGen Vermont and VYNPC request that the NRC's consent to the transfer of Vermont Yankee to AmerGen Vermont be given as quickly as possible and, in any event, before June 1, 2000.

Such consent should be immediately effective upon issuance, and should consent to the transfer occurring at any time up to one year following issuance of NRC approval, or such later date as may be permitted by the NRC.

XIII. CONCLUSION

     Based upon the forgoing information, VYNPC and AmerGen Vermont respectfully request that NRC issue an Order approving both the transfer of Facility Operating License No. DPR-28 to AmerGen Vermont and the associated Conforming Administrative License Amendments.

                                   AFFIRMATION

     I, Gerald R. Rainey, being duly sworn, state that I am Chief Executive Officer of AmerGen Vermont, LLC (AmerGen Vermont), that I am authorized to sign and file this Application with the Nuclear Regulatory Commission on behalf of AmerGen Vermont, and that the statements made and the matters set forth herein pertaining to AmerGen Vermont are true and correct to the best of my knowledge and belief.


                                          AmerGen Vermont, LLC


                                          -----------------------------
                                          Gerald R. Rainey
                                          Chief Executive Officer


STATE OF __________________

COUNTY OF ________________


     Subscribed and sworn to me, a Notary Public, in and for the County and State above named, this ________ day of _________________, 2000.


                                          --------------------------------
                                          My Commission Expires: _________

                                   AFFIRMATION

     I, Ross P. Barkhurst, being duly sworn, state that I am President and Chief Executive Officer of the Vermont Yankee Nuclear Power Corporation (VYNPC), that I am authorized to sign and file this Application with the Nuclear Regulatory Commission on behalf of VYNPC, and that the statements made and the matters set forth herein pertaining to VYNPC are true and correct to the best of my knowledge and belief.


                                        Vermont Yankee Nuclear Power Corporation


                                        --------------------------
                                        Ross P. Barkhurst
                                        President and Chief Executive Officer


STATE OF __________________

COUNTY OF ________________


     Subscribed and sworn to me, a Notary Public, in and for the County and State above named, this ________ day of _________________, 2000.


                                        --------------------------------
                                        My Commission Expires: ___________

                                                                     Exhibit H-2

                             PROPOSED FORM OF NOTICE

VERMONT YANKEE NUCLEAR POWER CORPORATION

     Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), 185 Old Ferry Road, Brattleboro, VT 05703, and National Grid USA, National Grid Group plc and Northeast Utilities, registered holding companies, have filed an Application/Declaration under Sections 9(a) and 12(d) of the Act and Rule 44 thereunder.

     Vermont Yankee has entered into an Asset Purchase Agreement with AmerGen Energy Company, L.L.C., and a Transmission Asset Purchase Agreement with Vermont Electric Power Company, Inc., pursuant to which Vermont Yankee proposes to sell to those two entities substantially all its assets, including its operating nuclear powered generating plant. The transaction therefore constitutes a sale of utility assets by Vermont Yankee and an indirect sale of such assets by the applicant registered holding companies, which are indirect parents companies of Vermont Yankee. The transaction also involves the organization of, and subsequently acquisition by Vermont Yankee of a security, or alternatively of an interest in, a special purpose finance company which will act as a conduit for the payments of funds relating to the transaction during the continuing operating life of the generating plant.

     Vermont Yankee is a single purpose electric utility which operates a 540 MW nuclear powered electric generating plant located in Vernon, Vermont, the output of which is being sold to Vermont Yankee's sponsors under FERC approved power contracts. The proposed transaction involves a continuing power purchase of 61.5% of the plant's outputs after the sale by some of those sponsors.

     Aspects of the transaction are subject to the jurisdiction of the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Vermont Public Service Board and the state utility regulators in the several other New England states in which the Vermont Yankee sponsors do business.

                                                                       EXHIBIT J

                             DESCRIPTION OF BUSINESS

Vermont Yankee Nuclear Power Corporation ("the Company") was incorporated under the laws of the State of Vermont on August 4, 1966. The Company was formed by a group of New England utilities to construct and operate a nuclear-powered generating plant ("the Plant").

The Plant commenced commercial operation on November 30, 1972, and except during maintenance and refueling outages, has been in full operation since that time. The Plant is licensed by the Nuclear Regulatory Commission to operate until 2012.

Located on the west bank of the Connecticut River in Vernon, Vermont, the facility has a gross maximum dependable capacity of approximately 535 megawatts. The common stock of Vermont Yankee is owned by thirteen utilities, nine of which are the Sponsoring utilities that are entitled and obligated to purchase the output of the Plant.

Under the terms of the Company's Power Contracts each Sponsor is obligated to pay Vermont Yankee monthly, regardless of the Plant's operating level, or whether or not it is operating, an amount equal to its entitlement percentage of Vermont Yankee's total fuel costs, operating expenses, decommissioning costs and an allowed return on equity. Also, under the terms of the Capital Funds Agreements, the Sponsors are committed to make funds available for changes or replacements needed to maintain or restore operation of the Plant or to obtain or maintain licenses necessary for its operation. The names of the Sponsors and their respective entitlement percentages of Vermont Yankee's capacity and output are as follows:


                                                                   ENTITLEMENT
                  SPONSOR                                          PERCENTAGE
                  -------                                          -----------

                  Central Vermont Public Service Cor                  35.0%
                  Green Mountain Power Corporation                    20.0
                  New England Power Company                           20.0
                  The Connecticut Light and Power Co                   9.5
                  Central Maine Power Company                          4.0
                  Public Service Company of New Hamp                   4.0
                  Cambridge Electric Light Company                     2.5
                  Montaup Electric Company                             2.5
                  Western Massachusetts Electric Com                   2.5
                                                                     -----

                                                                     100.0%
                                                                     =====


See Note 1 to the Financial Statements for discussion on the possible sale of the Plant and related assets and liabilities.

COMPARATIVE HIGHLIGHTS


                                                         1999             1998          % CHANGE
                                                         ----             ----          --------

 Financial (Dollars in millions):
    Operating revenues                                  $ 208.8          $ 195.2           7.0
    Net income                                              6.5              7.1          (8.5)
    Total assets                                          685.3            635.9           7.8
    Average number of shares of common stock
         outstanding (thousands)                          392.5            392.5           0.0

 Per Share of Common Stock:
    Basic earnings per common share                     $ 16.49          $ 18.15          (9.2)
    Dividends paid per common share                       18.31            17.25           6.1
    Book value per common share (year-end)               137.40            39.23          (1.3)

 Operating:
    Kilowatt-hour sales (billions)                         4.06             3.36          20.8
    Cost per kilowatt-hour (cents)                         5.14             5.81         (11.5)


COMMON STOCK OWNERSHIP

                                                       PERCENTAGE        SHARES
    STOCK OWNER                                          OWNED           OWNED
    -----------                                        ----------        ------

    Central Vermont Public Service Corporation             31.3%        122,653
    New England Power Company                              20.0          78,402
    Green Mountain Power Corporation                       17.9          70,088
    The Connecticut Light and Power Company                 9.5          37,242
    Central Maine Power Company                             4.0          15,681
    Public Service Company of New Hampshire                 4.0          15,681
    Burlington Electric Department                          3.6          14,301
    Cambridge Electric Light Company                        2.5           9,801
    Montaup Electric Company                                2.5           9,801
    Western Massachusetts Electric Company                  2.5           9,800
    Vermont Electric Cooperative, Inc.                      1.0           4,213
    Washington Electric Cooperative, Inc.                   0.6           2,431
    Village of Lyndonville Electric Department              0.6           2,387
                                                          -----         -------

                                                          100.0%        392,481
                                                          =====         =======

                                FINANCIAL REVIEW

Operating revenues of the Company are billed and received from its Sponsors based on the terms of its Power Contracts. Under those contracts, the Sponsors are severally required to pay the Company an amount equal to their respective entitlement share of the Company's total fuel and operating expenses, return on net unit investment and an amount designated to meet anticipated decommissioning costs at the end of the nuclear electric generating plant's useful life.

1999 was a record setting year for plant operations. The plant was shutdown for refueling and maintenance as scheduled on October 29, 1999 following a record setting 372 days of continuous operation. In 1999 the Company produced more electricity (4,059,107 net megawatt hours) and operated with the highest capacity factor (90.9% of maximum design capability) ever for a year with a refueling and maintenance shutdown.

Operating revenues increased in 1999 from 1998 by $13.6 million, or 7.0%, primarily due to higher nuclear fuel expense, maintenance expense and other operating expense. Nuclear fuel expense increased by $1.9 million in 1999 from 1998, as a result of higher generation in the record setting year. There were refueling and maintenance shutdowns in both years. The plant operates on refueling cycles of approximately 18 months and the last scheduled refueling prior to the 1999 shutdown was completed in June 1998. The timing of the shutdowns contributed to increased operating and maintenance expenses in 1999 from 1998 as much of the outage planning costs for the 1998 shutdown were incurred in 1997 (the prior year). This was not the case for the 1999 shutdown which occurred later in the year. Other factors contributing to increased operating and maintenance expenses in 1999 include costs associated with the sale of the plant, increased incentive compensation costs as a result of the superior achievements in 1999, and costs incurred related to year 2000 readiness.

Depreciation expense decreased by $1.1 million in 1999 from the 1998 level as a result of having fully reserved for depreciation on certain short life property. Property tax increased by $1.5 million due to 1999 legislation which raised the Company's education property tax assessment.

Other income, net of associated income tax, decreased by $0.3 million in 1999 due to lower after-tax earnings on the fixed income investments in the Spent Fuel Disposal Fee Defeasance Trust. Total interest expense was virtually unchanged from the 1998 level.

Net income, computed in accordance with the Company's formula rate approved by the Federal Energy Regulatory Commission ("FERC") decreased by $0.7 million in 1999 due to smaller differences between the Company's net unit investment and total capitalization. Income tax expense decreased by $0.6 million primarily as a consequence of the lower net income.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



The Stockholders and Board of Directors of
Vermont Yankee Nuclear Power Corporation:

We have audited the accompanying balance sheets of Vermont Yankee Nuclear Power Corporation as of December 31, 1999 and 1998, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Yankee Nuclear Power Corporation as of December 31, 1999 and 1998, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



Arthur Andersen L.L.P.

Boston, Massachusetts
January 19, 2000

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                                 YEARS ENDED DECEMBER 31,
                                                                                 ------------------------
                                                                         1999                1998                1997
                                                                         ----                ----                ----
                                                                            (In thousands except per share data)

OPERATING REVENUES                                                    $ 208,812           $ 195,249           $ 173,106
                                                                      ---------           ---------           ---------

OPERATING EXPENSES:
   Nuclear fuel expense (NOTES 4 and 8)                                  18,834              15,902              19,232
   Other operating expense                                               94,694              89,441              83,360
   Maintenance expense                                                   40,232              34,494              17,162
   Depreciation and amortization expense                                 15,973              17,059              15,889
   Decommissioning expense (NOTE 3)                                      12,559              12,625              12,582
   Taxes on income (NOTE 10)                                              1,903               2,223               1,762
   Property and other taxes                                               9,685               8,223               9,158
                                                                      ---------           ---------           ---------

   Total operating expenses                                             193,880             179,967             159,145
                                                                      ---------           ---------           ---------

   Operating income                                                      14,932              15,282              13,961
                                                                      ---------           ---------           ---------

OTHER INCOME (EXPENSE):
   Net earnings on decommissioning trust (NOTES 3 and 5)                  8,864               7,969               8,229
   Decommissioning expense (NOTE 3)                                      (8,864)             (7,969)             (8,229)
   Allowance for equity funds used during construction                       84                  36                  60
   Earnings on spent fuel disposal defeasance trust (NOTE 5)              4,748               5,341               5,492
   Taxes on other income (NOTE 10)                                       (1,669)             (1,911)             (1,760)
   Other, net                                                              (200)               (226)               (224)
                                                                      ---------           ---------           ---------
   Total other income                                                     2,963               3,240               3,568
                                                                      ---------           ---------           ---------

   Income before interest expense                                        17,895              18,522              17,529
                                                                      ---------           ---------           ---------

INTEREST EXPENSE:
   Interest on long-term debt                                             6,736               6,423               5,910
   Interest on spent fuel disposal fee obligation (NOTE 8)                4,953               5,104               4,985
   Allowance for borrowed funds used during construction                   (265)               (130)               (200)
                                                                      ---------           ---------           ---------

   Total interest expense                                                11,424              11,397              10,695
                                                                      ---------           ---------           ---------

NET INCOME                                                                6,471               7,125               6,834

Retained earnings at beginning of year                                    1,546               1,191               1,700
                                                                      ---------           ---------           ---------
                                                                          8,017               8,316               8,534
Dividends declared                                                        7,187               6,770               7,343
                                                                      ---------           ---------           ---------
Retained earnings at end of year                                      $     830           $   1,546           $   1,191
                                                                      =========           =========           =========
Average number of shares outstanding                                        392                 392                 392
Net income per share of common stock outstanding                      $   16.49           $   18.15           $   17.41
                                                                      =========           =========           =========
Dividends per share of common stock outstanding                       $   18.31           $   17.25           $   18.71
                                                                      =========           =========           =========


                 See accompanying notes to financial statements.

                                 BALANCE SHEETS
                                     ASSETS

                                                                               DECEMBER 31,
                                                                               ------------

                                                                          1999              1998
                                                                          ----              ----
                                                                          (Dollars in thousands)
UTILITY PLANT:
   Electric plant, at cost (NOTE 6):                                    $418,955          $410,574
   Less accumulated depreciation                                         282,893           269,494
                                                                        --------          --------
                                                                         136,062           141,080
Construction work in progress                                              4,530             3,731
                                                                        --------          --------

       Net electric plant                                                140,592           144,811
                                                                        --------          --------

   Nuclear fuel, at cost:
   Assemblies in reactor                                                  69,016            66,476
   Spent fuel                                                            372,101           353,856
                                                                        --------          --------
                                                                         441,117           420,332
   Less accumulated amortization of burned nuclear fuel                  399,962           386,835
                                                                        --------          --------
                                                                          41,155            33,497
   Less accumulated amortization of final core nuclear fuel               11,035            10,317
                                                                        --------          --------
        Net nuclear fuel                                                  30,120            23,180
                                                                        --------          --------
        Net utility plant                                                170,712           167,991
                                                                        --------          --------

LONG-TERM INVESTMENTS, AT FAIR MARKET VALUE:
   Decommissioning trust (NOTES 3, 5 and 7)                              247,044           228,423
   Spent fuel disposal fee defeasance trust (NOTES 5, 7 and 8)           101,526            98,143
                                                                        --------          --------

     Total long-term investments                                         348,570           326,566
                                                                        --------          --------

CURRENT ASSETS:
   Cash and cash equivalents                                               7,970                93
   Accounts receivable from sponsors                                      15,587            12,680
   Other accounts receivable                                               2,366             4,183
   Materials and supplies, net of amortization                            16,743            16,150
   Prepaid expenses                                                        3,158             3,841
                                                                        --------          --------

     Total current assets                                                 45,824            36,947
                                                                        --------          --------

DEFERRED CHARGES:
   Deferred decommissioning costs (NOTE 3)                                30,698            21,391
   Deferred low-level waste facility expenses (NOTES 4 and 14)            26,040            26,195
   Accumulated deferred income taxes (NOTE 10)                            31,498            28,097
   Deferred design basis documentation costs (NOTE 4)                     15,776            11,885
   Deferred DOE enrichment site decontamination
    and decommissioning fee (NOTE 4)                                       9,404            10,350
   Net unamortized loss on reacquired debt                                 1,788             1,970
   Other deferred charges (NOTES 4 and 5)                                  4,982             4,482
                                                                        --------          --------

     Total deferred charges                                              120,186           104,370
                                                                        --------          --------

                                                                        $685,292          $635,874
                                                                        ========          ========


                 See accompanying notes to financial statements.

                                 BALANCE SHEETS

CAPITALIZATION AND LIABILITIES

                                                                                    DECEMBER 31,
                                                                                    ------------

                                                                             1999                 1998
                                                                             ----                 ----
                                                                              (Dollars in thousands)

CAPITALIZATION:
   Common stock equity:
     Common stock, $100 par value; authorized 400,100 shares;
       issued 400,014 shares of which 7,533 are held in Treasury          $  40,001           $  40,001
     Additional paid-in capital                                              14,226              14,226
     Treasury stock (7,533 shares at cost)                                   (1,130)             (1,130)
     Retained earnings                                                          830               1,546
                                                                          ---------           ---------

       Total common stock equity                                             53,927              54,643
                                                                          ---------           ---------

   Long-term obligations, net (NOTES 6 and 7)                                97,350              93,274
                                                                          ---------           ---------

     Total capitalization                                                   151,277             147,917
                                                                          ---------           ---------

Commitments and contingencies (NOTES 3, 13 and 14)

Spent fuel disposal fee and accrued interest (NOTES 7 and 8)                108,774             103,821
                                                                          ---------           ---------

CURRENT LIABILITIES:
   Accounts payable                                                           1,083                 488
   Accrued expenses (Note 2)                                                 28,568              16,261
   Accrued low-level waste expenses (NOTE 14)                                 4,490               5,282
   Accrued taxes                                                              1,590               2,177
   Accrued interest                                                           1,585               1,708
   Other accrued liabilities                                                  9,571               6,334
                                                                          ---------           ---------

     Total current liabilities                                               46,887              32,250
                                                                          ---------           ---------

DEFERRED CREDITS AND OTHER LIABILITIES:
   Accrued decommissioning costs (NOTE 3)                                   289,970             260,141
   Accumulated deferred income taxes (NOTE 10)                               39,175              41,780
   Accrued low-level waste facility expenses (NOTES 4 and 14)                23,436              23,591
   Accrued DOE enrichment site decontamination
     and decommissioning fee (NOTE 4)                                         7,284               8,281
   Accrued employee benefits (NOTE 12)                                       10,055               8,696
   Net regulatory tax liability (NOTE 10)                                     4,546               4,965
   Accumulated deferred investment tax credits                                3,888               4,432
                                                                          ---------           ---------

     Total deferred credits and other liabilities                           378,354             351,886
                                                                          ---------           ---------


                                                                          $ 685,292           $ 635,874
                                                                          =========           =========

                 See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                            ------------------------

                                                                                  1999                1998               1997
                                                                                  ----                ----               ----
                                                                                            (Dollars in thousands)

Cash flows from operating activities:
   Net income                                                                  $   6,471           $   7,125           $   6,834
                                                                               ---------           ---------           ---------
   Adjustments to reconcile net income to net
   cash provided by operating activities:
      Amortization of nuclear fuel                                                13,845              11,590              14,716
      Depreciation and amortization                                               15,973              17,059              15,889
      Decommissioning expense                                                     12,559              12,625              12,582
      Deferred tax expense                                                        (6,424)             (8,524)             (2,025)
      Amortization of deferred investment tax credits                               (545)               (543)               (534)
      Nuclear fuel disposal fee interest accrual                                   4,953               5,104               4,985
      Interest and dividends on disposal fee defeasance trust                     (3,383)             (5,133)             (5,535)
      (Increase) decrease  in accounts receivable                                 (1,090)                943              (2,228)
      (Increase) decrease  in prepaid expense                                        683                 529                  98
      (Increase) decrease  in materials and supplies inventory                      (593)                646                 637
      Increase (decrease) in accounts payable and accrued liabilities             15,347              (2,114)              2,011
      Increase (decrease) in interest and taxes payable                             (710)                225                 755
      Other                                                                       (1,728)             (3,057)             (3,921)
                                                                               ---------           ---------           ---------

         Total adjustments                                                        48,887              29,350              37,430
                                                                               ---------           ---------           ---------
           Net cash provided by operating activities                              55,358              36,475              44,264
                                                                               ---------           ---------           ---------

Cash flows from investing activities:
   Electric plant additions and retirements                                      (10,686)            (19,113)             (5,322)
   Nuclear fuel additions                                                        (20,785)               (748)            (21,401)
   Payments to decommissioning trust                                             (12,898)            (12,403)            (12,901)
   Payments to spent fuel disposal fee defeasance trust                                0              (1,000)             (8,000)
                                                                               ---------           ---------           ---------
           Net cash used for investing activities                                (44,369)            (33,264)            (47,624)
                                                                               ---------           ---------           ---------

Cash flows from financing activities:
   Dividend payments                                                              (7,187)             (6,770)             (7,343)
   Series I Bonds Sinking Fund Payments                                           (5,418)                  0                   0
   Payments of long-term obligations                                            (328,000)           (236,751)            (76,458)
   Borrowings under long-term agreements                                         337,493             236,268              90,187
                                                                               ---------           ---------           ---------
           Net cash (used for) provided by financing activities                   (3,112)             (7,253)              6,386
                                                                               ---------           ---------           ---------

Net (decrease) increase in cash and cash equivalents                               7,877              (4,042)              3,026
Cash and cash equivalents at beginning of year                                        93               4,135               1,109
                                                                               ---------           ---------           ---------
Cash and cash equivalents at end of year                                       $   7,970           $      93           $   4,135
                                                                               =========           =========           =========


                 See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND PROPOSED SALE OF ASSETS

Vermont Yankee Nuclear Power Corporation ("the Company") was incorporated under the laws of the State of Vermont on August 4, 1966. The Company was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered electric generating plant ("the Plant"). The Company's common stock is owned by thirteen utilities, nine of which are the Sponsoring utilities that are entitled and obligated to purchase the output of the Plant. Under the terms of the Company's Power Contracts each Sponsor is obligated to pay Vermont Yankee monthly, regardless of the Plant's operating level, or whether or not it is operating, an amount equal to its entitlement percentage of Vermont Yankee's total fuel costs, operating expenses, decommissioning costs and an allowed return on equity. Also, under the terms of the Capital Funds Agreements, the Sponsors are committed to make funds available for changes or replacements needed to maintain or restore operation of the Plant or to obtain or maintain licenses necessary for its operation.

The names of the sponsoring utilities and their respective entitlement percentages of Vermont Yankee's capacity and output are as follows: Central Vermont Public Service Corporation with 35.0%, Green Mountain Power Corporation with 20.0%, New England Power Company with 20.0%, The Connecticut Light and Power Company with 9.5%, Central Maine Power Company with 4.0%, Public Service Company of New Hampshire with 4.0%, Cambridge Electric Light Company with 2.5%, Montaup Electric Company with 2.5%, and Western Massachusetts Electric Company with 2.5% ("the Sponsors").

The Plant commenced commercial operation on November 30, 1972, and except during maintenance and refueling outages, has been in full operation since that time. The Plant has a gross maximum dependable capacity of approximately 535 megawatts and is licensed by the Nuclear Regulatory Commission to operate until 2012, though there is no assurance that it will do so. Other nuclear plants, including some in the Northeast with similar ownership structures have been shut down prior to the end of their license life for economic reasons. The Federal Energy Regulatory Commission, which regulates the rates charged by the Company under the Power Contracts, has allowed plants that are shut down prematurely for economic reasons to recover the as yet unrecovered costs at the time of the shut down, if it is determined that the decision to shut down was prudent. These unrecovered costs include undepreciated plant and unfunded nuclear decommissioning costs. The Company prepares periodic economic studies. Study results to date have determined that it is economical to continue to operate the plant.

On November 17, 1999, following several months of due diligence and negotiations, the Company executed an Asset Purchase Agreement with AmerGen Energy Company, LLC (AmerGen) under which the Company will transfer the Plant, related assets and liabilities including the liability to decommission the Plant, and certain transmission facilities to AmerGen. In conjunction with the sale of the Plant, AmerGen and the Company entered into a Power Purchase Agreement (PPA) whereby the Company will purchase initially 61.5% of the net capacity produced by the Plant from AmerGen and sell that power to certain of the Sponsors under their individual Power Contracts, as amended by 1999 Amendatory Agreements. The PPA extends through March 21, 2012, with buyout options for the Company in 2006 and 2007.

Also on November 17, 1999, the Company executed a Transmission Asset Purchase Agreement with Vermont Electric Power Company, Inc. ("VELCO") under which the Company will transfer certain transmission facilities associated with the Plant to VELCO. These assets are primarily the switchyard facilities located at the Plant site. An Interconnection Agreement between VELCO and AmerGen was also executed on November 17, 1999, under which VELCO will provide interconnection service to AmerGen to interconnect the Plant with the VELCO transmission system. VELCO is a related party since it is owned 56.8% by Central Vermont Public Service Corporation and 29.5% by Green Mountain Power Corporation, each of which is a major shareholder of the Company.

The Company estimates that the price to be paid by AmerGen for the non-transmission assets will range from $10 million to $23.5 million depending on when the sale occurs. The Company must transfer funds of approximately $313 million to AmerGen at the time of the sale in return for AmerGen accepting the Company's obligations to decommission the plant and to pay the Texas, Maine and Vermont Low Level Waste Compact fees. The Company estimates that the price to be paid by VELCO for the transmission assets will be $1.5 million. In order to have sufficient funds to transfer to AmerGen, the Company will need to finance or refinance at total of up to approximately $135 million at rates available at the time of sale.

The above agreements are subject to several conditions including approvals or specific rulings by the Nuclear Regulator Commission, the Federal Energy Regulatory Commission, the Vermont Public Service Board and the Internal Revenue Service. As such, execution of the Agreements does not provide assurance that the sales will occur.

No loss is expected to be incurred as a result of the sale of the Company's assets and related liabilities. The Company expects that any difference between the book values of the assets and liabilities transferred and the net sale proceeds will be a regulatory asset collectable from the Sponsors over the current remaining license life of the plant under the Power Contracts as amended. The Company estimates the amount of these "stranded costs" to be approximately $235 million.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Regulations and Operations

     The Company is subject to regulations prescribed by the Federal Energy Regulatory Commission ("FERC"), and the Public Service Board of the State of Vermont with respect to accounting and other matters. The Company is also subject to regulation by the Nuclear Regulatory Commission ("NRC") for nuclear plant licensing and safety, and by federal and state agencies for environmental matters such as air quality, water quality and land use.

The Company recognizes revenue pursuant to the terms of the Power Contracts and Additional Power Contracts filed with the FERC. The Sponsors, a group of nine New England utilities, are severally obligated to pay the Company each month their entitlement percentage of amounts equal to the Company's total fuel costs and operating expenses, plus an allowed return on equity (11.0% since August 1, 1994). Such contracts also obligate the Sponsors to make decommissioning payments through the end of the Plant's service life and completion of the decommissioning of the Plant. All Sponsors are committed to such payments regardless of the Plant's operating level or whether the Plant is out of service during the period.

Under the terms of the Capital Funds Agreements, the Sponsors are committed, subject to obtaining necessary regulatory authorizations, to make funds available to obtain or maintain licenses necessary to keep the Plant in operation.


(b) Depreciation and Maintenance

Electric plant is being depreciated on the straight-line method at rates designed to fully depreciate all depreciable properties over the lesser of estimated useful lives or the Plant's remaining NRC license life, which extends to March, 2012. Depreciation expense was equivalent to overall effective rates of 3.59%, 4.06% and 3.98% for the years 1999, 1998 and 1997, respectively.

The cost of additions, including replacements and betterments of units of property, is charged to electric plant. Maintenance and repairs of property, and replacements and renewals of items determined to be less than units of property are charged to maintenance expense. The cost of property retired, plus removal or disposal costs, less salvage, is charged to accumulated depreciation.

(c) Amortization of Nuclear Fuel

The cost of nuclear fuel is amortized to expense based on the rate of burn-up of the individual assemblies comprising the total core. The Company also provides for the costs of disposing of spent nuclear fuel at rates specified by the United States Department of Energy ("DOE") under a contract for disposal between the Company and the DOE.

In conformity with rates authorized by the FERC, the Company amortizes to expense on a straight-line basis the estimated costs of the final unspent nuclear fuel core, which is expected to be in place at the expiration of the Plant's operating license.

(d) Amortization of Materials and Supplies

The Company amortizes to expense a formula amount designed to fully amortize the cost of the material and supplies inventory that is expected to be on hand at the expiration of the Plant's operating license.

(e) Long-term Funds

The Company accounts for its investments in long-term funds at fair value as required by Statement of Financial Accounting Standards No. 115. See NOTE 5 for further discussion of this accounting method.

(f) Amortization of Loss on Reacquired Debt

The difference between the amount paid upon reacquisition of any debt security and the face value thereof, adjusted for any unamortized premium or discount, related unamortized debt expense and reacquisition costs, applicable to the reacquired debt, is deferred by the Company and amortized to expense on a straight-line basis over the remaining life of the new debt issuance consistent with the rate treatment authorized by the FERC.

(g) Allowance for Funds Used During Construction

Allowance for funds used during construction ("AFUDC") is the estimated cost of funds used to finance the Company's construction work in progress and nuclear fuel in-process which is not recovered from the Sponsors through current revenues. The allowance is not realized in cash currently, but under the Power Contracts, the allowance is recovered in cash over the Plant's service life or as nuclear fuel is used through higher revenues associated with higher depreciation and amortization expense.

AFUDC was capitalized at overall effective rates of 6.29%, 5.96% and 6.04%, for 1999, 1998 and 1997, respectively, using the gross rate method.

(h) Decommissioning

The Company is accruing the estimated costs of decommissioning its Plant over the Plant's remaining NRC license life. Any amendments to these estimated costs are accounted for prospectively. See NOTE 3 for further detail.

(i) Taxes on Income

The Company accounts for taxes on income under the liability method. See NOTE 10 for a further discussion of the accounting for taxes on other income.

Investment tax credits have been deferred and are being amortized to income over the lives of the related assets.

(j) Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

(k) Accrued Expenses

Accrued Expenses represents the Company's best estimate of costs incurred for which no invoice has been received by the Balance Sheet date. The amount shown for 1999 includes $5.7 million in capital project costs, $10.3 million in refueling and maintenance shutdown project costs for the shutdown completed in December 1999 and $12.6 million in other operating and maintenance costs.

(l) Reclassifications

The Company makes reclassifications of information presented in prior period financial statements to conform with the current period when considered significant.

(m) Earnings per Common Share

Basic earnings per common share have been computed by dividing earnings available to common stock by the weighted average number of shares outstanding during the year. Diluted earnings per common share have not been disclosed as they do not differ from basic earnings per share.

(n) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3. DECOMMISSIONING

The Company accrues estimated decommissioning costs for its nuclear plant over its remaining NRC licensed life. The accrual is currently based on a 1994 site study by an independent engineering firm and a settlement agreement approved by the FERC for rates effective January 1, 1995. The study assumes decommissioning will be accomplished by the prompt removal and dismantling method (DECON) which requires that radioactive materials be removed from the plant site and all buildings and facilities be dismantled immediately after shutdown. The study estimates that approximately seven years would be required to dismantle the Plant at shutdown, remove non-fuel wastes and restore the site, and that spent fuel would be stored on-site in a dry fuel storage facility until 2025. The FERC approved settlement agreement allowed $312.7 million, in 1993 dollars, as the estimated decommissioning cost. This allowed amount is used to compute the Company's liability and billings to the Sponsors. Based on the study's assumed cost escalation rate of 5.4% per annum and an expiration of the Plant's operating license in the year 2012, the estimated current cost of decommissioning is $428.7 million and, at the end of 2012, is approximately $816.6 million. The present value of the pro rata portion of decommissioning costs recorded to date is $290.0 million.

Under the FERC approved settlement agreement for rates effective January 1, 1995, the Company was required to file a revised schedule of decommissioning collections with the FERC based on an updated site study by April 1, 1999. On May 13, 1999, in light of the ongoing discussions involving the possible sale of the Company's nuclear plant, the FERC approved a settlement agreement extending the required filing date to April 1, 2000. The settlement agreement restricts the effective date of any revised schedule of decommissioning collections to no earlier than 120 days after the filing. On January 6, 2000, the Company submitted a filing to the FERC requesting approval of the sale of the nuclear generating plant to AmerGen Energy Company, LLC. The sale of the plant would transfer responsibility for decommissioning the plant to the new owner and make a revised schedule of decommissioning collection unnecessary.

Billings to Sponsors for estimated decommissioning costs commenced during 1983, at which time the Company recorded a deferred charge for the present value of decommissioning costs applicable to operations of the Plant for prior periods. Current period decommissioning costs not funded through billings to Sponsors or earnings on decommissioning trust assets are also deferred. These deferred costs will be amortized to expense as they are funded over the remaining life of the Company's operating license.

Cash received from Sponsors for plant decommissioning costs is deposited directly into the Vermont Yankee Decommissioning Trust in either the Qualified Fund (i.e., amounts currently deductible pursuant to the IRS regulations) or the Nonqualified Fund (i.e., collections pursuant to FERC authorization which are not currently deductible). Earnings on the Decommissioning Trust assets are recorded in other income, with an equal and offsetting amount representing the current period decommissioning cost funded by such earnings reflected as decommissioning expense. On December 31, 1999, the fair market value of the Decommissioning Trust was $247.0 million including pre-tax unrealized appreciation of $37.4 million, and funds held by the Trust were invested in corporate bonds, government securities and equities. See NOTE 5 for further detail.

The staff of the Securities and Exchange Commission has questioned certain current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board ("FASB") has a project on its agenda to review the accounting for obligations associated with the retirement of long-lived assets, including decommissioning of nuclear power plants. If the proposed guidance is adopted, the principal impact on the Company's financial statements would be an increase in the accrued decommissioning costs to the present value of the total obligation, with a corresponding increase in electric plant. The Company does not believe the changes proposed would have an adverse effect on the results of operations due to its current and future ability to recover costs from the Sponsors.


NOTE 4. DEFERRED CHARGES, CREDITS AND OTHER LIABILITIES

In October 1992, Congress passed the Energy Policy Act of 1992. The Act requires, among other things, that certain utilities help pay for the cleanup of the DOE's enrichment facilities over a fifteen year period. The Company's annual fee is based on its historical share of enrichment services provided by the DOE and is indexed to inflation. The fees are not adjusted for subsequent business as the DOE's cost of sales now includes a decontamination and decommissioning component. The Act stipulates that the annual fee shall be fully recoverable in rates in the same manner as other fuel costs.

In 1999, the Company paid the eighth of the fifteen annual charges. As of December 31, 1999, the Company had recognized a current accrued liability of $1.2 million for the fee payment expected to be made in 2000, a non-current liability of $7.3 million for the expected six annual fee payments that are due subsequent to 2000 and a corresponding regulatory asset of $9.4 million which represents the total amount includible in future billings to the Sponsors under the Power Contracts.

In 1994, the states of Vermont, Maine and Texas each ratified legislation to join a low-level radioactive waste disposal compact for the purpose of disposing of low-level radioactive waste in the state of Texas. The Company has recorded a non-current liability of $23.4 million to recognize the $27.5 million compact fund requirements less amounts on deposit with the State of Vermont and a corresponding deferred debit of $26.0 million which represents the total amount to be included in future billings to the Sponsors under the Power Contracts. The Compact was ratified by the U.S. Congress in 1998. See NOTE 14 for further detail.

During 1996, Vermont Yankee initiated a Design Basis Documentation project expected to be complete by December 31, 2001. This project was undertaken to incorporate all design documentation into a centralized system. The objective is to ensure that Vermont Yankee maintains its safety margins in connection with any plant modifications. The Design Basis Documentation project will create a set of design basis documents which will support more efficient systematic problem solving, maintenance, and system overview. This effort supports the safe, cost effective, long term operation of the Plant. The Company received FERC approval in 1996 to recognize deferred charges for these unrecovered study costs and amortize the costs through billings to Sponsors over the remaining license life of the Plant. As of December 31, 1999 the Company had recorded deferred charges of $15.8 million net of amortization related to this initiative.


NOTE 5. LONG-TERM INVESTMENTS

Under generally accepted accounting principles, the Company must account for its investments in certain debt or equity securities by classifying each such security as either trading, available-for-sale or held-to-maturity. Both trading and available-for-sale securities must be reflected on the balance sheet at their aggregate fair values. Held-to-maturity securities are reflected on the balance sheet at amortized cost.

The Company classifies securities in the Decommissioning Trust as available-for-sale. As of December 31, 1999, the Decommissioning Trust had a net unrealized gain of $37.4 million which reduces deferred decommissioning costs because the Company will not realize this gain, rather, the gain will be used to reduce future billings to Sponsors.

The Company also classifies securities held in the Spent Fuel Disposal Fee Defeasance Trust as available-for-sale. As of December 31, 1999, the reported Trust balance includes net unrealized losses of $0.7 million with a corresponding increase reflected in Other Deferred Charges.

The cost and estimated market value of long-term investments at December 31, are as follows (Dollars in thousands):

                                                                   1999                                1998
                                                                   ----                                ----

                                                                            Market                              Market
                                                          Cost              Value             Cost              Value
                                                          ----              ------            ----              ------
     Decommissioning Trust:
     US Treasury obligations                            $ 82,568          $ 80,623          $ 65,457          $ 68,674
     Municipal obligations                                45,190            44,222            48,542            50,365
     Corporate bonds                                      28,176            27,377            30,680            31,623
     Stocks                                               40,556            81,682            38,814            70,666
     Accrued interest and money market funds              13,140            13,140             7,095             7,095
                                                        --------          --------          --------          --------

                                                         209,630           247,044           190,588           228,423
                                                        --------          --------          --------          --------

     Spent Fuel Disposal Fee Defeasance Trust:
     US Treasury obligations                              79,219            78,715            85,457            85,899
     Municipal obligations                                 9,087             9,063             8,427             8,594
     Corporate bonds                                      10,561            10,373             2,981             2,971
     Accrued interest and money market funds               3,375             3,375               679               679
                                                        --------          --------          --------          --------
                                                         102,242           101,526            97,544            98,143
                                                        --------          --------          --------          --------

     Total long-term investments                        $311,872          $348,570          $288,132          $326,566
                                                        ========          ========          ========          ========


Pursuant to the Company's arrangements with its Sponsors, the difference between market value and cost of the Decommissioning Trust has been recorded as a decrease to deferred decommissioning costs. The Company's contracts with its Sponsors provide for full recovery of decommissioning costs and any excess or shortage in the fund, including those resulting from investment performance, will be refunded to or collected from Sponsors.

The securities included in the Spent Fuel Disposal Trust represent funds invested by the Company for which the earnings and principal will be used to pay the DOE fee for spent fuel discharged prior to April 7, 1983. See NOTE 8 for further details. Although the Company collected this fee from its Sponsors in rates, it has elected to defer payment as permitted by the contract with the DOE. Since any gains (losses) have the effect of reducing (increasing) the amount of funding necessary to cover the required payment upon delivery of spent fuel to DOE, the Company has included the difference between cost and market value of the Spent Fuel Disposal Trust as a decrease to Other Deferred Charges.

At December 31, gross unrealized gains and losses pertaining to the long-term investment securities in the Decommissioning Trust and the Spent Fuel Disposal Fee Defeasance Trust were as follows (Dollars in thousands):

                                                                  1999               1998
                                                                  ----               ----

        Unrealized gains on US Treasury obligations             $    248           $  4,129
        Unrealized losses on US Treasury obligations              (2,697)              (470)
        Unrealized gains on municipal obligations                    113              2,265
        Unrealized losses on municipal obligations                (1,105)              (275)
        Unrealized gains on corporate bonds and notes                  3                977
        Unrealized losses on corporate bonds and notes              (990)               (44)
        Unrealized gains on stocks                                41,271             31,930
        Unrealized losses on stocks                                 (145)               (78)
                                                                --------           --------
                                                                $ 36,698           $ 38,434
                                                                ========           ========


For the years ended December 31, gross realized gains and losses pertaining to the long-term investment securities were as follows (Dollars in thousands):

                                 1999                       1999                       1998                        1998
                              Total Sale                Gross Realized               Total Sale               Gross Realized
                               Proceeds            Gain               Loss            Proceeds            Gain              Loss
                              ----------           ----               ----           ----------           ----              ----
Decommissioning                $180,245          $  2,485          $ (2,909)          $189,570          $  1,724          $ (1,121)
Spent fuel disposal
      fee defeasance*          $157,279          $    662          $   (740)          $ 68,009          $    424          $    (20)

*Includes maturity of short-term Commercial Paper


Maturities of short-term obligations, bonds and notes (face amount) at December 31, are as follows (Dollars in thousands):

                                   1999                   1999                  1998                   1998
                              Decommissioning          Disposal Fee        Decommissioning         Disposal Fee
                                   Trust             Defeasance Trust           Trust            Defeasance Trust
                              ---------------        ----------------      ---------------       ----------------

 Within one year                 $  1,640               $ 20,675               $  4,850               $ 34,785
 One to five years                 31,470                 64,476                 27,678                 51,295
 Five to ten years                 64,608                  2,671                 62,092                  1,935
 Over ten years                    56,442                  4,800                 63,498                  7,805
                                 --------               --------               --------               --------
                                 $154,160               $ 92,622               $158,118               $ 95,820
                                 ========               ========               ========               ========

NOTE 6. LONG-TERM OBLIGATIONS

A summary of long-term obligations at December 31, is as follows (Dollars in thousands):

                                                           1999             1998
                                                           ----             ----

First mortgage bonds: Series I - 6.48% due 2009          $70,427          $75,845
Commercial Paper - Eurodollar Credit Agreement            26,923           17,429
                                                         -------          -------

Total long-term obligations                              $97,350          $93,274
                                                         =======          =======


The first mortgage bonds are issued under, have the terms and provisions set forth in, and are secured by an Indenture of Mortgage dated as of October 1, 1970 between the Company and the Trustee, as modified and supplemented by 13 supplemental indentures. All bonds are secured by a first lien on utility plant, exclusive of nuclear fuel, and a pledge of the Power Contracts and the Additional Power Contracts (except for fuel payments) and the Capital Funds Agreements with Sponsors.

In November 1993, the Company issued $75.8 million of Series I, first mortgage bonds stated to mature on November 1, 2009. The Company applied the proceeds of the bond issuance principally to retire the remaining Series D, Series E, Series F, Series G and Series H first mortgage bonds including call premiums totaling $3.7 million. Annual cash sinking fund requirements for the Series I first mortgage bonds of $5.4 million began in November 1999.

The Company's $75.0 million Eurodollar Credit Agreement extends through July 19, 2001 subject to two optional one-year extensions. The Company issued commercial paper under this agreement with weighted average interest rates of 5.35% for 1999 and 5.68% for 1998. Payment of the commercial paper is supported by the Eurodollar Credit Agreement, which is secured by a second mortgage on the Company's generating facility. Borrowings under this agreement were $26.9 million at December 31, 1999.


NOTE 7.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and temporary investments, trade receivables, accounts receivable from Sponsors, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The fair values of long-term funds are estimated based on quoted market prices for these or similar investments. The fair values of each of the Company's long-term debt instruments are estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair value of the Company's financial instruments as of December 31, are summarized as follows (Dollars in thousands):

                                                                     1999                                 1998
                                                             Cost           Estimated            Cost           Estimated
                                                            Amount          Fair Value          Amount          Fair Value
                                                            ------          ----------          ------          ----------
     Decommissioning Trust                                 $209,630          $247,044          $190,588          $228,423
     Spent Fuel Disposal Fee Defeasance Trust               102,242           101,526            97,544            98,143
     Long-term debt                                          97,350            88,875            93,274            95,303
     Spent fuel disposal fee and accrued interest           108,774           108,774           103,821           103,821

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


NOTE 8. SPENT FUEL DISPOSAL FEE

Under the Nuclear Waste Policy Act of 1982, the DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. The Company, as required by that Act, has signed a contract with the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from its nuclear generation station beginning no later than January 31, 1998; however, this delivery schedule has not been met and is expected to be delayed significantly. It is not certain when the DOE will accept spent nuclear fuel and high-level radioactive waste from the Company and other owners of nuclear power plants. These delays by the DOE have caused the Company to consider other costly alternatives for storing high-level waste.

The DOE contract obligates the Company to pay a one-time fee of approximately $39.3 million for disposal costs for all spent fuel discharged through April 6, 1983, and a fee payable quarterly equal to one mill per kilowatt-hour of nuclear generated and sold electricity after April 6, 1983. Although the $39.3 million for the one-time fee has been collected from the Sponsors in rates, the Company has elected to defer payment to the DOE as permitted by the DOE contract. The fee plus accrued interest must be paid no later than the first delivery of spent fuel to the DOE repository. Interest accrues on the unpaid obligation based on the thirteen-week Treasury Bill rate and is compounded quarterly. Through 1999, the Company has accumulated $101.5 million in an irrevocable trust to be used exclusively for defeasing this obligation ($108.8 million including accrued interest) at some future date, provided the DOE complies with the terms of the aforementioned contract.

The Company has primary responsibility for the interim storage of its spent nuclear fuel. The plant is currently able to operate with the ability to discharge the entire reactor core to the spent fuel storage pool through the year 2001 refueling outage. In 1999 the Company received an NRC license amendment allowing the installation of additional storage racks in the existing spent fuel pool. When installed, the additional storage racks will increase the capacity of the spent fuel pool to allow full core discharge capability through the year 2008 refueling outage. The Company is also investigating other options for additional storage capacity beyond the year 2001.

In November 1997, the U.S. District Court of Appeals for the D.C. Circuit ruled that the lack of an interim storage facility does not excuse the DOE from meeting its contract obligation to begin accepting spent nuclear fuel no later than January 31, 1998. The ruling said, however, that the 1982 federal law could not require the DOE to accept waste when it did not have a suitable storage facility. The court directed the plaintiffs to pursue relief under terms of their contracts with the DOE. Based on this ruling, since the DOE did not take the spent nuclear fuel as scheduled, it may have to pay contract damages.

In May 1998, the same court denied petitions from 60 states and state agencies and 41 utilities, including the Company, asking the court to compel the DOE to submit a program, beginning immediately, for disposing of spent nuclear fuel. The petitions were filed after the DOE defaulted on its January 31, 1998 obligation to begin accepting the fuel. The court directed the Company and other plaintiffs to pursue relief under the terms of their contracts with the DOE.

In a petition filed in August 1998, the court's May 1998 decision was appealed to the U.S. Supreme Court. In November 1998, the Supreme Court declined to review the lower court ruling that said utilities should go to court and seek monetary damages from the DOE.

Also, in November 1998, the U.S. Court of Federal Claims granted summary judgement in favor of Yankee Atomic Power Co., which was the first of 10 utilities to sue at the court. The Court ruled that the DOE violated a commitment to remove spent nuclear fuel from civilian nuclear power plants, but left the amount of damages for later determination by the Court. Since then, the Court has stayed further action in the matter pending a ruling from the Court of Federal Appeals as to the jurisdiction of the Court of Claims over this matter.

In April 1999, a different judge in the U.S. Court of Federal Claims issued a contrary decision in a case involving another utility. The judge rejected the claim of Northern States Power Company saying that the utility "must pursue claims through the administrative remedies established in the Standard Contract" at the agency level before it can sue the DOE in the courts. Northern States Power Company has appealed the decision.


NOTE 9. SHORT-TERM BORROWINGS

The Company had lines of credit from various banks which totaled $6.3 million at December 31, 1999 and 1998. The maximum amount of short-term borrowings outstanding at any month-end was approximately $0.7 million for 1999 and none for 1998. The average daily amount of short-term borrowings outstanding was approximately $0.2 million for 1999 and $0.2 million for 1998 with weighted average interest rates of 7.30% in 1999 and 7.76% in 1998. There were no amounts outstanding under these lines of credit as of December 31, 1999 and 1998.


NOTE 10. TAXES ON INCOME

The Company uses the liability method of accounting for income taxes. The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities ("temporary differences").

For certain items, the Company's allowed rates have recognized income tax expense on a different method. As a result, the Company has recognized net liabilities to Sponsors of $4.5 million as of December 31, 1999 and $5.0 million as of December 31, 1998 representing taxes collected from them in excess of amounts that would have been recorded under the liability method. These amounts will be systematically returned to Sponsors by reducing future power bills.

The components of income tax expense for the years ended December 31, are as follows (Dollars in thousands):

                                                    1999              1998              1997
                                                    ----              ----              ----
     Taxes on operating income:
        Current federal income tax                $ 6,841           $ 8,648           $ 3,187
        Deferred federal income tax                (5,494)           (6,995)           (3,418)
        Current state income tax                    2,031             2,642             1,134
        Deferred state income tax                    (930)           (1,529)            1,393
        Investment tax credit adjustment             (545)             (543)             (534)
                                                  -------           -------           -------
                                                    1,903             2,223             1,762
                                                  -------           -------           -------

     Taxes on other income:
        Current federal income tax                  1,606             1,762             1,722
        Current state income tax                       63               149                38
                                                  -------           -------           -------
                                                    1,669             1,911             1,760
                                                  -------           -------           -------

            Total income taxes                    $ 3,572           $ 4,134           $ 3,522
                                                  =======           =======           =======

The Company's effective income tax rates differed from the federal statutory rate of 35% for the years ended December 31, as follows:

                                                                           1999            1998            1997
                                                                           ----            ----            ----

     Federal statutory rate                                                35.0%           35.0%           35.0%

     State income taxes, net of federal income tax benefit                  7.5             7.3             7.1
     Change in state tax rate, net of federal tax benefit                   0.0             0.0             9.3
     Investment credit                                                     (5.4)           (4.7)           (5.3)
     Book depreciation in excess of tax basis                               2.1             2.6             2.8
     Change in excess deferred tax due to state tax rate change             0.0             0.0            (9.3)
     Flowback of excess deferred taxes                                     (2.6)           (3.2)           (3.9)
     Other                                                                 (1.0)           (0.3)           (1.0)
                                                                           ----            ----            ----
                                                                           35.6%           36.7%           34.7%
                                                                           ====            ====            ====

The significant components of deferred tax expense for the years ended December 31, are as follows (Dollars in thousands):

                                                                                      1999              1998              1997
                                                                                      ----              ----              ----

Decommissioning expense not currently deductible                                    $(1,844)          $(1,509)          $(1,654)
Tax depreciation (under) over financial statement depreciation                       (3,226)           (4,359)             (676)
Tax fuel amortization (under) over financial statement amortization                   1,038              (404)            1,516
Tax loss on reacquisition of debt (under) over financial statement expense              (75)              (75)              (52)
Pension expense deduction (under) over financial statement expense                     (627)             (450)             (269)
Postemployment benefits deduction (under) over financial statement expense               99              (555)             (473)
Materials and supplies deduction over (under) financial statement expense              (124)               43               307
Low-level waste deduction (under) over financial statement expense                      327              (661)              737
Flowback and other change in excess deferred taxes                                     (264)             (356)           (1,343)
Other, net                                                                           (1,728)             (198)             (118)
                                                                                    -------           -------           -------
                                                                                    $(6,424)          $(8,524)          $(2,025)
                                                                                    =======           =======           =======


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are presented below (Dollars in thousands):

                                                                      1999               1998
                                                                      ----               ----
     Deferred tax assets:
        Accumulated amortization of final nuclear core              $  4,561           $  4,264
        Nuclear decommissioning liability                             13,126             10,948
        Regulatory liabilities                                         3,181              3,526
        Accumulated deferred investment credit                         1,607              1,832
        Accumulated amortization of materials and supplies             2,859              2,713
        Pension and retiree benefit liabilities                        5,097              4,568
        Accrued low-level waste disposal costs                         1,856              2,183
        Other                                                          2,361                811
                                                                    --------           --------
           Total gross deferred tax assets                            34,648             30,845
           Less valuation allowance                                   (3,150)            (2,748)
                                                                    --------           --------
        Net deferred tax assets                                       31,498             28,097
                                                                    --------           --------

     Deferred tax liabilities:
        Plant and equipment                                          (35,622)           (37,802)
        Other                                                         (3,553)            (3,978)
                                                                    --------           --------
           Total gross deferred tax liabilities                      (39,175)           (41,780)
                                                                    --------           --------
           Net deferred tax liability                               $ (7,677)          $(13,683)
                                                                    ========           ========

The valuation allowance is the result of a provision in Vermont tax law which limits refunds resulting from carrybacks of net operating losses.


NOTE 11. SUPPLEMENTAL CASH FLOW INFORMATION

The following information supplements the cash flow information provided in the Statements of Cash Flows (Dollars in thousands):

Cash paid during the year for:                          1999             1998             1997
                                                        ----             ----             ----

        Interest (net of amount capitalized)          $ 6,350          $ 5,978          $ 5,330
        Income taxes                                  $13,174          $14,815          $ 6,242


NOTE 12. PENSION, POST RETIREMENT AND OTHER BENEFIT PLANS

The Company has two qualified defined benefit pension plans which together cover substantially all of its employees. The benefits provided under these plans are based on final average earnings, integrated with Social Security benefits. The Company also has a supplemental unfunded nonqualified pension plan for certain employees providing benefits based on final earnings. In addition, the Company has two postretirement welfare benefit plans providing healthcare and life insurance benefits to retired employees (and their covered spouses).

The Company has two severance plans which together provide substantially all of its employees with continuing income and other benefits for a period of time in the event of a layoff. The individual benefits provided under these plans are based on the employee's final base salary and years of service with the Company. Since the benefits provided under these plans are event driven and no such event has occurred, the plans have had no impact on the results of operations or financial position of the Company. The anticipated sale of Company's assets is not expected to result in a significant payment of benefits under these plans as substantially all of the Company's employees are expected to be transferred to the new owner at the time of the sale and the new owner would accept these plans.

The following tables reconcile the beginning and ending benefit obligation balances for the plans:

Pension plan benefits (aggregated)                       1999               1998
----------------------------------                       ----               ----

Beginning of year benefit obligation                   $ 31,253           $ 26,123
     Service cost                                         1,855              1,588
     Interest cost                                        2,224              1,979
     Actuarial loss (gain)                               (4,456)             2,452
     Disbursements                                         (737)              (688)
     Plan Amendments                                          4                  0
     Settlements/curtailments                                 0               (201)
                                                       --------           --------
        End of year benefit obligation                 $ 30,143           $ 31,253
                                                       ========           ========



Postretirement welfare plan benefits (aggregated)        1999               1998
-------------------------------------------------        ----               ----

Beginning of year benefit obligation                   $ 11,716           $ 12,502
     Service cost                                         1,046              1,010
     Interest cost                                          768                801
     Participant contributions                                8                  6
     Actuarial loss (gain)                               (2,240)            (2,363)
     Disbursements                                         (233)              (240)
     Plan Amendments                                       (404)                 0
                                                       --------           --------
        End of year benefit obligation                 $ 10,661           $ 11,716
                                                       ========           ========


The following tables reconcile the beginning and ending fair value of assets for the plans:

Pension plan assets (aggregated)                  1999              1998
--------------------------------                  ----              ----

Beginning of year fair value of assets            $ 33,724           $ 29,590
     Actual return on assets                         1,469              4,737
     Company contributions                              98                 85
     Disbursements                                    (737)              (688)
                                                  --------           --------
        End of year fair value of assets          $ 34,554           $ 33,724
                                                  ========           ========



Postretirement welfare plan assets (aggregated)              1999               1998
-----------------------------------------------              ----               ----

Beginning of year fair value of assets                     $ 12,249           $  9,923
     Actual return on assets                                    301              1,290
     Company contributions                                      396              1,358
     Disbursements (net)                                       (225)              (323)
                                                           --------           --------
        End of year fair value of assets                   $ 12,721           $ 12,248
                                                           ========           ========

Plan assets consist primarily of cash equivalent funds, fixed income securities and equity securities.

The following tables reconcile the funded status of the plans as of December 31:

Pension plans (aggregated)                             1999               1998
--------------------------                             ----               ----

Projected benefit obligation (PBO)                   $(30,143)          $(31,253)
Fair value of assets (FVA)                             34,554             33,724
                                                     --------           --------
PBO (in excess of) less than FVA                        4,411              2,471
     Unrecognized prior service cost                    1,067              1,163
     Unrecognized net transition obligation               648                711
     Unrecognized actuarial loss (gain)               (15,408)           (12,185)
                                                     --------           --------
        Net amount recognized                        $ (9,282)          $ (7,840)
                                                     ========           ========

Amounts recognized in the balance sheets:
     Accrued benefit liability                       $ (9,282)          $ (7,840)
     Additional minimum liability                        (191)              (392)
     Intangible asset                                     191                392
                                                     --------           --------
        Net amount recognized                        $ (9,282)          $ (7,840)
                                                     ========           ========

Postretirement welfare plans (aggregated)                       1999               1998
-----------------------------------------                       ----               ----

Accumulated postretirement benefit obligation (APBO)          $(10,661)          $(11,716)
Fair value of assets (FVA)                                      12,721             12,248
                                                              --------           --------
     APBO less than (in excess of) FVA                           2,060                532
     Unrecognized net transition obligation                      6,494              7,439
     Unrecognized actuarial loss (gain)                         (8,353)            (7,319)
                                                              --------           --------
        Net amount recognized                                 $    201           $    652
                                                              ========           ========

Amounts recognized in the balance sheets:
     Prepaid benefit cost                                     $  1,485           $  1,468
     Accrued benefit liability                                  (1,284)              (816)
                                                              --------           --------
        Net amount recognized                                 $    201           $    652
                                                              ========           ========

Net periodic benefit costs recognized for the periods ended December 31 are as follows:

Pension benefits (aggregated)                                   1999              1998              1997
-----------------------------                                   ----              ----              ----

Service cost                                                  $ 1,856           $ 1,588           $ 1,095
Interest cost                                                   2,224             1,979             1,673
Expected return on assets                                      (2,463)           (2,170)           (1,916)
Net amortization:
     Prior service cost                                           100               100               110
     Net actuarial loss (gain)                                   (253)             (269)             (405)
     Net transition obligation                                     63                63                63
                                                              -------           -------           -------
        Total amortization                                        (90)             (106)             (232)
Loss (gain) recognized due to settlement/curtailment                0              (106)             (145)
                                                              -------           -------           -------
        Net periodic benefit cost                             $ 1,527           $ 1,185           $   475
                                                              =======           =======           =======



 Postretirement welfare benefits (aggregated)                   1999              1998              1997
 --------------------------------------------                   ----              ----              ----

Service cost                                                  $ 1,046           $ 1,010           $   700
Interest cost                                                     768               801               802
Expected return on assets                                        (914)             (756)             (595)
Net amortization:
     Net actuarial loss (gain)                                   (580)             (448)             (370)
     Net transition obligation                                    541               572               889
                                                              -------           -------           -------
        Total amortization                                        (39)              124               519
                                                              -------           -------           -------
        Net periodic benefit cost                             $   861           $ 1,179           $ 1,426
                                                              =======           =======           =======

The following weighted average assumptions were used as of December 31:

                                          1999           1998           1997
                                          ----           ----           ----

Discount rate                             7.50%          6.75%          7.00%
Compensation scale                        4.00%          4.00%          4.00%
Expected return on assets:
   Management VEBA (post-tax)             6.00%          6.00%          6.00%
   All other plan assets                  8.50%          8.50%          8.50%

For measurement purposes, a 6.5% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5.5% percent for 2001 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects on the information for the postretirement welfare plans:

                                                               1% Increase      1% Decrease
                                                               -----------      -----------

Effect on total service and interest cost components             $   375          $  (298)
Effect on accumulated postretirement benefit obligation          $ 1,964          $(1,579)


NOTE 13. LEASE COMMITMENTS

The Company leases equipment and systems under noncancelable operating leases. Charges against income for leases were approximately $7.2 million in 1999 and $7.3 million in 1998 and 1997.

Minimum future lease payments as of December 31, 1999 are as follows (Dollars in thousands):

                                                    Annual
                  Fiscal Years Ended                Leases
                  ------------------                ------

                        2000                        $4,762
                        2001                         4,618
                        2002                         4,618
                        2003                         4,618
                        2004                         4,618
                     Thereafter                      2,309

Included in the above lease payments is the cost of low pressure turbines constructed by General Electric Corporation valued at approximately $30.8 million including installation costs when installed in 1995. Under the lease agreement which commenced on July 1, 1995, the Company will make 120 monthly payments of $384,834.


NOTE 14. COMMITMENTS AND CONTINGENCIES

(a) LOW-LEVEL WASTE

In 1998, the U.S. Congress approved the tri-state compact between Vermont, Texas and Maine to site a facility in Texas for the disposal of low-level radioactive waste. Also in 1998, the proposed Texas low-level waste disposal site in Hudspeth County was rejected because of geological and socioeconomic concerns. Various parties have proposed alternative sites in Texas. Because of delays in the ratification and siting processes, the Company cannot predict when a facility in Texas will be licensed and built. However, it is unlikely that waste disposal under the compact will begin prior to 2002. The Company has been disposing low-level waste at other active sites and currently has the capacity to store all of its low-level waste on site until the year 2004. If the Texas facility is not available by that date, other options will continue to be pursued. The accompanying financial statements include a $4.5 million cost estimate to dispose of waste currently stored on site. The actual cost of disposal could differ from these estimates. Any difference in costs would likely be collected from or refunded to the Sponsors and would not have a material impact on the Company.

Under the proposed compact, Vermont will pay Texas up to $27.5 million to site, license and construct the disposal facility. The Company has received approval from FERC to recover the cost of this compact from Sponsors over the remaining license life of the Plant, commencing with the first payment to Texas.

The Company has recorded a non-current liability of $23.4 million to recognize the $27.5 million compact fund requirements less the remaining fund balance from the State of Vermont, and a corresponding deferred debit of $26.0 million which represents the total amount to be included in future billings to Sponsors under the Power Contracts. The deferred debit and deferred credit amounts have both decreased by $0.2 million from the amounts reflected in 1998 as a result of earnings on the State of Vermont fund balance.

(b) NUCLEAR FUEL

The Company has several "requirements based" contracts for the four components (uranium, conversion, enrichment and fabrication) used to produce nuclear fuel. These contracts are executed only if the need or requirement for fuel arises. Under these contracts, any disruption of operating activity would allow the Company to cancel or postpone deliveries until actually required. The contracts extend through various time periods and contain clauses to allow the Company the option to extend the agreements. Negotiation of new contracts and renegotiation of existing contracts routinely occurs, often focusing on one of the four components at a time. The price of the 1999 reload was approximately $21 million. Future reload costs will depend on market and contract prices.

On January 20, 1997, the Company entered into an agreement with a former uranium supplier whereby the supplier could opt to terminate a production purchase agreement dated August 4, 1978. Although there had been no transactions under the production purchase agreement for several years, the Company maintained certain financial rights. In consideration for the option to terminate the production purchase agreement and the subsequent exercise of the option, the Company received $0.6 million in 1997 which was recorded as an offset to nuclear fuel expense. The potential future payments to be received over a ten year period, range from $0.0 million to $1.6 million. No payments were received in either 1999 or 1998 under this agreement. Due to the uncertainty of this transaction, the potential benefits will be recorded on a cash basis.

(c) INSURANCE

The Price-Anderson Act currently sets the statutory limit of liability from a single incident at a nuclear power plant to $9.5 billion. Any damages beyond $9.5 billion are indemnified under the Price-Andersen Act, but subject to Congressional approval. The first $200 million of liability coverage is the maximum provided by private insurance. The Secondary Financial Protection program is a retrospective insurance plan providing additional coverage up to $9.3 billion per incident by assessing each of the 106 reactor units that are currently subject to the Program in the United States a total of $88.1 million, limited to a maximum assessment of $10 million per incident per nuclear unit in any one year. The maximum assessment is adjusted at least every five years to reflect inflationary changes.

The above insurance now covers all workers employed at nuclear facilities for bodily injury claims. The Company had previously purchased a Master Worker insurance policy with limits of $200 million with one automatic reinstatement of policy limits to cover workers employed on or after January 1, 1988. Vermont Yankee no longer participates in this retrospectively based worker policy and has replaced this policy with the guaranteed cost coverage mentioned above. The Company does however retain a potential obligation for retrospective adjustments due to past operations of several smaller facilities that did not join the new program. These exposures will cease to exist no later than December 31, 2007. Vermont Yankee's maximum retrospective obligation remains at $3.1 million. The Secondary Financial Protection layer, as referenced above, would be in excess of the Master Worker policy.

Insurance has been purchased from Nuclear Electric Insurance Limited ("NEIL") to cover the costs of property damage, decontamination or premature decommissioning resulting from a nuclear incident. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available. The maximum potential assessment against the Company with respect to NEIL losses arising during the current policy year is $10.7 million. The Company's liability for the retrospective premium adjustment for any policy year ceases six years after the end of that policy year unless prior demand has been made.

(d) INDUSTRY RESTRUCTURING AND OTHER REGULATORY DEVELOPMENTS

The electric utility industry is in a period of potential transition which may result in a shift away from cost of service and return on equity based rates to market based rates. Most states in which the Company's Sponsors operate, including Vermont, are exploring or, in some cases, have implemented plans to bring greater competition, customer choice, and market influence to the industry while retaining the benefits associated with the current regulatory system.

The Company cannot predict what effect these restructuring plans will have on the Company or its Sponsors. It is possible, however, that these restructuring orders or other regulatory actions could have a material adverse effect on the Sponsors, which could, in turn, have a material adverse effect on the Company.


(e) YEAR 2000 ISSUE (UNAUDITED)

The so-called "Year 2000 Issue" was the concern among all businesses that various critical software applications and embedded systems would be unable to correctly process dates beyond December 31, 1999. A failure to correct critical Year 2000 processing problems prior to January 1, 2000 could have resulted in material adverse operational and financial consequences if the affected systems either ceased to function or produced erroneous data.

The Company experienced no failures or business interruptions as a result of the transition from December 31, 1999 to January 1, 2000. All required work relating to the so-called "Year 2000 issues", including testing for the leap year date of February 29, 2000, was completed in 1999. The work consisted of analysis, remediation, testing, contingency plan development and regulatory reporting in preparation for the transition from December 31, 1999 to January 1, 2000 and beyond. Total cost incurred in 1999 relating to this work was approximately $1.4 million.

BOARD OF DIRECTORS

ROSS P. BARKHURST
President and Chief Executive Officer
Vermont Yankee Nuclear Power Corporation
Brattleboro, VT

KENT R. BROWN
Senior Vice President, Engineering & Operations
Central Vermont Public Service Corporation
Rutland, VT

CHRISTOPHER L. DUTTON
President and Chief Executive Officer
Green Mountain Power Corporation
Colchester, VT

TED C. FEIGENBAUM
Exec. Vice President and Chief Nuclear Officer
North Atlantic Energy Service Corporation
Seabrook, NH

FREDERIC E. GREENMAN
Former Vice President and General Counsel
New England Power Company
Westborough, MA

RICHARD B. HIEBER
Former Vice President and Chief Operating Officer
Green Mountain Power Corporation
Colchester, VT

JAMES J. KEANE
Retired Vice President, Energy Supply &
Engineering Services
COM Electric Company
Wareham, MA

JOHN B. KEANE
Vice President of Administration
Northeast Utilities
Hartford, CT


KEVIN A. KIRBY
Vice President of Power Supply
Eastern Utilities Associates
W. Bridgewater, MA  (4)

MARY ALICE MCKENZIE
President
Fresh Connections
Burlington, VT
Director
Central Vermont Public Service Corporation
Rutland, VT

DONALD G. PARDUS
Chairman and Chief Executive Officer
Eastern Utilities Associates
Boston, MA  (3)

GERALD C. POULIN
Retired Chief Operating Officer for Energy Services
Central Maine Power Company
Augusta, ME  (2)

JAMES S. ROBINSON
Vice President of Generation Investments
New England Power Company
Westborough, MA

F. ALLEN WILEY
Former Director of Generation
Central Maine Power Company
Augusta, ME (1)

ROBERT H. YOUNG
Chairman
Vermont Yankee Nuclear Power Corporation
Brattleboro, VT
President and Chief Executive Officer
Central Vermont Public Service Corporation
Rutland, VT


(1) Resigned May 26, 1999
(2) Elected May 26, 1999
(3) Resigned August 17, 1999
(4) Elected August 17, 1999

OFFICERS


ROBERT H. YOUNG
Chairman

ROSS P. BARKHURST
President and Chief Executive Officer

DREW B. FETTERS
Vice President, Operations  (1)

SAMUEL L. NEWTON
Vice President, Operations  (2)

DON M. LEACH
Vice President, Engineering

BRUCE W. WIGGETT
Vice President, Finance and Treasurer

JOHN J. BOGUSLAWSKI
Controller and Secretary

JOHN A. RITSHER, ESQ.
Assistant Secretary

-------------------------------------
(1) Elected July 19, 1999, Resigned August 17, 1999
(2) Elected October 27, 1999



                          -----------------------------
  (This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security)